Exhibit 99.2

BIOBLAST PHARMA LTD.

TEL AVIV, ISRAEL

_____________________

PROXY STATEMENT

_____________________

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.05 par value per share (the “Ordinary Shares”), of Bioblast Pharma Ltd. (“Bioblast” or the “Company”) in connection with the solicitation by the Board of Directors of Bioblast (the “Board”) of proxies for use at Bioblast’s Annual and Extraordinary General Meeting of Shareholders, to be held on December 27, 2018, at 10:00 am (Israel Time), at the offices of Bioblast’s Israeli counsel (Zysman, Aharoni, Gayer & Co.) at “Beit Zion,” 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 6578401, Israel, or at any adjournment thereof (the “Meeting”).

PART I - AGENDA

The agenda for the Meeting is as follows:

Item No. 1:

To approve certain resolutions in connection with the merger (the “Merger”) of a wholly owned subsidiary of the Company with and into Enlivex Therapeutics Ltd. (“Enlivex”), pursuant to which Bioblast will issue a majority interest in Bioblast’s share capital (on a post-transaction basis) to the equity-holders of Enlivex in consideration for 100% of the equity securities of Enlivex, which will become a wholly owned subsidiary of Bioblast (the “Transaction”). In connection with the Transaction, the Company also entered into a Contingent Value Rights Agreement (the “CVR Agreement”) with Enlivex and other parties that will allow the Company’s shareholders, as at immediately prior to closing of the Transaction, to receive proceeds from the potential sale or license of the Company’s Trehalose program to a third party, if and when such sale or licensing occurs2. The resolutions associated with the approval of the Transaction include the following:

(i)	To approve a reverse share split of the Ordinary Shares by a ratio of up to 10:1, but not less than 4:1 (the “Reverse Split”), to be effective at the ratio and on a date to be determined by the board of directors, and to amend the Company’s Articles of Association (“Articles”) accordingly;

2 The Transaction was announced on November 19, 2018. A copy of the Agreement and Plan of Merger, dated November 19, 2018, among the Company, a wholly owned subsidiary of the Company and Enlivex (the “Merger Agreement”), relating to the Transaction was attached as Exhibit 99.1 to Bioblast’s Report of Foreign Private Issuer on Form 6-K that was furnished to the SEC on November 19, 2018 and a copy of the CVR Agreement was attached as Exhibit 99.2 to such report, and copies of which are attached as Annexes A and B, respectively, to the proxy statement being mailed together with this Notice.

(ii)	To approve an increase of the Company’s share capital by NIS 17,500,000, from NIS 500,000, to NIS 18,000,000, and to amend the Articles accordingly;

(iii)	To approve a change of the Company’s name to “Enlivex Therapeutics Ltd.” or a similar name approved by the Israeli Companies Registrar; and

(iv)	To approve the purchase by the Company of a “run-off” directors’ and officers’ liability insurance policy for a period of 3 years following the effective time of the Transaction.

Item No. 2:

To re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders and to authorize the Board to determine this firm’s compensation for the fiscal year ending December 31, 2018.

Item No. 3:

To re-elect Dr. Dalia Megiddo as a Director of the Company.

Item No. 4:

To elect Mr. Gili Cohen, Mr. Eyal Gibor, Mr. Tomer Yossef and Mr. Ran Weinstock as Directors of the Company and determine such Directors’ compensation terms.

Item No. 5:

To approve the engagement terms of Dr. Dalia Megiddo in her position as the Company’s interim Chief Executive Officer and in connection with intellectual property services she provided to the Company.

Item No. 6:

To approve the terms of engagement of the Company with Mr. Oren Elmaliah, the Company’s principal financial officer.

Item No. 7:

To approve the Company’s purchase of directors’ and officers’ insurance policies.

Item No. 8:

To present the financial statements of the Company for the fiscal year ended December 31, 2017.

GENERAL BACKGROUND ABOUT EACH ITEM ON THE AGENDA AND PROPOSED RESOLUTIONS

ITEM NO. 1 –

APPROVAL OF THE TRANSACTION

As further discussed below in this proxy statement in greater detail, following the unanimous approval of the Board, Bioblast, Treblast Ltd. (“Merger Sub”), a wholly owned subsidiary of Bioblast that was recently formed and has no business, and Enlivex entered into the Merger Agreement, pursuant to which the Transaction is intended to be consummated. Subject to the qualifications included in this proxy statement, following the completion of the Transaction, Enlivex’s current equity-holders will own in the aggregate approximately 96% of the combined company’s outstanding Ordinary Shares and Bioblast’s current shareholders will own in the aggregate approximately 4% of the combined company’s outstanding Ordinary Shares (as may be adjusted, the “Bioblast Percentage”), in each case, using the treasury stock method, as further explained in “Part II-Questions and Answers About the Transaction” starting on page 15 and before further dilution by a concurrent financing intended to be completed simultaneously with the closing of the Transaction (the “Concurrent Private Offering”). The relative percentage ownership of Enlivex’s current equity-holders on the one hand and of Bioblast’s current shareholders on the other, is subject to adjustment in the event that the number of Bioblast’s Ordinary Shares immediately prior to the closing of the Transaction, multiplied by the volume weighted average price of such shares during the 45 days preceding (and excluding) the closing day of the Transaction (the “Bioblast Market Cap”) divided by 0.04 and multiplied by 0.96 is less than the imputed valuation of Enlivex (which is equal to $100,000,000 plus any gross proceeds from Enlivex’s pre-Transaction issuance and sale of its series C preferred shares, the “Enlivex Imputed Valuation”), in which case the Bioblast Percentage shall be decreased to equal the Bioblast Market Cap divided by the sum of the Bioblast Market Cap and the Enlivex Imputed Valuation, multiplied by 100. As used in this Proxy Statement, the term “combined company” refers to the Company after giving effect to the Transaction.

In order to complete the Transaction, Bioblast’s shareholders are being asked to resolve to approve the Transaction generally and certain specific supporting resolutions, including (i) a reverse share split of Bioblast’s share capital, (ii) an increase of Bioblast’s authorized share capital, (iii) a change of Bioblast’s name, and (iv) approval of the purchase by Bioblast of a “tail” or run-off directors’ and officers’ liability insurance policy. An explanation of why these specific supporting resolutions are required follows.

In the event that shareholder approval is not obtained for the resolutions in Item No. 1, Bioblast will be unable to complete the Transaction.

Nasdaq Stock Market (“Nasdaq”) rules require that Bioblast comply with the initial listing standards of the applicable Nasdaq market in order to continue to be listed on such market following the Transaction. The Nasdaq Capital Market’s initial listing standards require a company to have, among other things, a $4.00 per share minimum bid price. Because Bioblast’s current price per share is less than $4.00, the Reverse Split is necessary to meet the minimum bid listing requirement. Therefore, the Board recommends to the Company’s shareholders to approve the Reverse Split of the Company’s Ordinary Shares by a ratio of up to 10:1, but not less than 4:1, to be effective at the ratio and on a date to be determined by the board of directors, and to amend the Articles accordingly. By way of example, if the Board determines that the ratio of the Reverse Split shall be 10:1, then for every 10 Ordinary Shares NIS 0.05 par value, outstanding immediately prior to such split, there will be one Ordinary Share, NIS 0.50 par value, outstanding immediately after the Reverse Split. If the Board determines that the ratio of the Reverse Split shall be 4:1, then for every 4 Ordinary Shares NIS 0.05 par value, outstanding immediately prior to such split, there will be one Ordinary Share, NIS 0.20 par value, outstanding immediately after the Reverse Split. The Board may determine any whole number ratio for the Reverse Split between 4:1 to 10:1. The Company is required to effect the Reverse Split at least five business days before the closing of the Transaction.

In addition, under the Israeli Companies Law - 5759-1999 (the “Companies Law”), a company may not issue shares in excess of its registered share capital. Bioblast’s authorized share capital currently is NIS 500,000, divided into 10,000,000 Ordinary Shares with a par value of NIS 0.05 per share. Given the agreed relative ownership percentages of the Company’s share capital following the Transaction as described above and the intended Concurrent Private Offering, the Company will need to increase its registered share capital in order to enable the issuance of the required number of Ordinary Shares. Accordingly, in connection with the Transaction, Bioblast’s shareholders are requested to approve an increase of Bioblast’s authorized share capital by an additional NIS 17,500,000, which will take place immediately after effecting the Reverse Split. Consequently, Bioblast’s authorized share capital would be NIS 18,000,000, consisting of such number of Ordinary Shares with such par value as determined by the final ratio of the Reverse Split. The Articles will then be amended accordingly.

Also, and as required under the Merger Agreement, contingent upon the closing of the Transaction, Bioblast agreed to change its name to “Enlivex Therapeutics Ltd.” or a similar name as may be approved by the Israeli Companies Registrar. Under the Companies Law, shareholder approval is required to effect a change of name, and the specific name chosen is subject to the approval of the Israeli Companies Registrar.

Lastly, the Company is authorized, subject to shareholders’ approval, to purchase a run-off insurance policy (the “Run-off Policy”) to cover certain potential liabilities of its directors and officers as of immediately prior to the closing of the Transaction. Since the Company’s current compensation policy (the “Compensation Policy”) has exceeded its three year term, the approval of the Company’s shareholders is required to allow the Company to purchase such Run-off Policy, as described in the paragraph immediately below.

The purchase of the Run-off Policy needs to be formally approved by the Company, and is generally compliant with the limitations set forth in the Compensation Policy. However, the Compensation Policy has exceeded its three year term. Accordingly, approval of the purchase of the Run-off Policy is deemed in deviation from the provisions of the Compensation Policy, and in order to duly approve the purchase of the Run-off Policy, specific consideration of the matter was carried out by the Board and the Company’s Compensation Committee (the “Committee”), as described below.

The Board and the Committee unanimously approved the purchase of the Run-off Policy, and believe that such purchase is in the Company’s best interest. The Board and the Committee further concluded that the proposed purchase of the Run-off Policy is, after considering the risks to which public life sciences companies are exposed and the risks associated with a transaction such as the Transaction, reasonable under the circumstances, appropriate, recommended by the Company’s advisors and reflects common market practice in similar transactions. In addition, when resolving to approve the proposed policy purchase, the Board and Committee took into account the items listed in the first and second parts of the first appendix to the Companies Law (relating to Section 267B to the Companies Law).

Because the Compensation Policy exceeded its three year term, the approval of the proposed purchase of the Run-off Policy (and therefore the entire proposal under Item No. 1, since it is being proposed to shareholders as a single proposal), requires approval by the Company’s shareholders by the affirmative vote of a majority (which is referred to as a “special majority”) of the Ordinary Shares voting on the matter to approve the resolutions above, provided that either (i) such majority includes at least a majority of the Ordinary Shares held by non-controlling shareholders who do not otherwise have a conflict of interest (referred to under the Companies Law as a personal interest) in the resolution to purchase the Run-off Policy, that are voted at the Meeting, excluding for such purpose any abstentions; or (ii) the total number of shares held by non-controlling shareholders who do not otherwise have a conflict of interest (referred to under the Companies Law as a personal interest) that were voted against the resolution does not exceed 2% of the Company’s aggregate voting rights.

The terms of the Run-off Policy include a directors’ and officers’ insurance policy with a $3 million coverage limit, valid for a period of 3 years, commencing from the closing date of the Transaction, with a premium of $62,212 payable at the closing of the Transaction.

The Company proposes that the following resolutions be adopted at the Meeting as one proposal, referred to for purposes of the agenda as Item No. 1:

“RESOLVED, to approve the Reverse Split of the Company’s Ordinary Shares by a ratio of up to 10:1, but not less than 4:1, to be effective at the ratio and on a date to be determined by the Company’s Board of Directors, and to amend the Company’s Articles of Association accordingly.

“RESOLVED, to approve an increase of the Company’s share capital by NIS 17,500,000, from NIS 500,000, to NIS 18,000,000 and to amend the Company’s Articles of Association accordingly.”

“RESOLVED, that the Company’s Board of Directors is authorized to cause any shareholders (and any other security holders) who otherwise would be entitled to receive fractional shares as a result of the Reverse Split, because they hold a number of shares not evenly divisible by the final ratio of the Reverse Split, to be automatically entitled to receive an additional fraction of a share to round up to the next whole share.”

“RESOLVED, to change Bioblast’s name to “Enlivex Therapeutics Ltd.” or a similar name approved by the Israeli Companies Registrar and to amend the Company’s Articles of Association accordingly.”

“RESOLVED, to approve the purchase by Bioblast of a “run-off” directors’ and officers’ liability insurance policy for a period of three years following the effective time of the Transaction and under such terms as described in the proxy statement.”

The affirmative vote of a majority of the Ordinary Shares voting on Item 1 is required to approve the resolutions listed under Item 1 above, provided that either (i) such majority includes at least a majority of the Ordinary Shares held by non-controlling shareholders who do not otherwise have a conflict of interest (referred to under the Companies Law as a “personal interest”) in the resolution to purchase the Run-off Policy, that are voted at the Meeting, excluding for such purpose any abstentions; or (ii) the total number of shares held by non-controlling shareholders who do not otherwise have a conflict of interest (referred to under the Companies Law as a personal interest that were voted against the resolution does not exceed 2% of the Company’s aggregate voting rights.3

Each of the resolutions included in Item No. 1 is to be voted on as one proposal. The Transaction will not be completed if this proposal is not approved.

Bioblast’s Board unanimously recommends that you vote “FOR” the proposal included in this Item 1.

3 In connection with your vote, you are asked to confirm on the enclosed proxy card that you are not a controlling shareholder and do not have a conflict of interest in the approval of the resolution to purchase the Run-off Policy. Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the Company, other than by reason of being a director or other office holder of the Company. A person holding 25% of the Company’s share capital is deemed to be a controlling shareholder. Also, you are deemed to have a conflict of interest if any member of your immediate family or their spouse has a conflict of interest in the adoption of the resolution to purchase the Run-off Policy.

ITEM NO. 2 –

RE-APPOINTMENT OF THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Under the Companies Law, the shareholders of a company such as Bioblast are required to approve appointment of the company’s independent registered public accounting firm. Since the Company’s formation in 2012, Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, has served in this position. The Board recommends that the Company’s shareholders re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders and to authorize the Board to determine this firm’s compensation for the fiscal year ending December 31, 2018. The Company proposes that the following resolution be adopted at the Meeting:

“RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders and to authorize the Board to determine this firm’s compensation for the fiscal year ending December 31, 2018.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution.

Bioblast’s Board unanimously recommends that you vote “FOR” the proposal included in this Item 2.

ITEM NO. 3 –

RE-ELECTION OF DR. MEGIDDO AS A DIRECTOR OF THE COMPANY

The Articles provide that other than external directors (within the meaning of such term in the Companies Law, and who are elected and serve in office in accordance with the provisions of the Companies Law), the directors of the Company shall be elected at an annual general meeting of shareholders and shall serve in their office until the next annual general meeting of shareholders, or until they cease to serve in their office in accordance with the provisions of the Articles or applicable law, whichever is the earlier. The Board has unanimously recommended to re-elect Dr. Dalia Megiddo as a director of the Company.

As required by the Companies Law, Dr. Megiddo has declared in writing that she possesses the requisite skills and expertise, as well as sufficient time, to perform her duties as a director of the Company.

Upon the closing of the Transaction, and as contemplated in the Merger Agreement, Dr. Megiddo has agreed to tender her resignation as a director of the Company.

Biographical information about Dr. Megiddo is provided below.

Dr. Dalia Megiddo has been a director of the Company since its inception in 2012. From Bioblast’s inception until February 2015, Dr. Megiddo was the Company’s Chief Executive Officer, from January 2015 to November 2015, she was the Company’s Chief Development Officer, from November 2015 to December 2016, she was a special advisor to the Company’s Chief Executive Officer, and since August 2018 she has been the Company’s interim Chief Executive Officer. Dr. Megiddo co-founded and also served as a director of Alcobra Ltd., which was sold to Arcturus Therapeutics, Inc. (Nasdaq: ARCT). Dr. Megiddo is an entrepreneur and a medical doctor specializing in family medicine. Since 2000, Dr. Megiddo has been a manager of InnoMed Ventures LP, an Israeli venture capital fund focused on life sciences. From 2006 to 2010, she was also a manager of 7 Health Ventures Ltd., an Israeli venture capital fund. She is also the founder of a number of life science companies. Dr. Megiddo received her M.D. degree from Hebrew University Hadassah Medical School and holds a specialist degree in Family Medicine, and also holds an M.B.A. from the Kellogg-Recanati School of Business.

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-elect Dr. Dalia Megiddo to serve as a director of the Company until the next annual general meeting of the Company’s shareholders, or until she ceases to serve in such office in accordance with the provisions of the Company’s Articles of Association or any law, whichever is the earlier.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution.

Bioblast’s Board unanimously recommends that you vote “FOR” the proposal included in this Item 3.

ITEM NO. 4 –

ELECTION OF MR. GILI COHEN, MR. EYAL GIBOR, MR. TOMER YOSSEF AND MR. RAN WEINSTOCK AS DIRECTORS OF THE COMPANY AND TO DETERMINE EACH DIRECTOR’S COMPENSATION TERMS

On July 23, 2018, the Board appointed Mr. Gili Cohen, Mr. Eyal Gibor, Mr. Tomer Yossef and Mr. Ran Weinstock (each, a “Director Candidate”), as members of the Board until the next annual general meeting of shareholders. Such appointment took effect on August 1, 2018, and since then the Director Candidates have served as directors of the Company.

The Articles provide that other than external directors (within the meaning of such term in the Companies Law, and who may be elected and serve in office in accordance with the provisions of the Companies Law, if applicable), the directors of the Company shall be elected at an annual general meeting of shareholders and shall serve in their office until the next annual general meeting of shareholders, or until they cease to serve in their office in accordance with the provisions of the Articles or applicable law, whichever is the earlier. The Board has unanimously recommended to elect each of the Director Candidates as directors of the Company.

As required by the Companies Law, each Director Candidate has declared in writing that such person possesses the requisite skills and expertise, as well as sufficient time, to perform his duties as a director of the Company.

Our Board determined that each of Mr. Gili Cohen, Mr. Eyal Gibor, Mr. Tomer Yossef and Mr. Ran Weinstock is an independent director in accordance with Nasdaq Listing Rule 5605(a)(2).

Upon the closing of the Transaction, and as contemplated in the Merger Agreement, each of the Director Candidates listed above has agreed to tender his resignation as a director of the Company.

Subject to the shareholders’ approval of each Director Candidate’s election, each such person will be entitled to compensation in connection with such person’s office as a director, commencing retroactively on August 1, 2018, which shall include an annual base compensation of $24,000, or a proportional part thereof for periods of less than a full year.

Biographical information about the Director Candidates is provided below.

Mr. Gili Cohen served as an external director of the Company between July 30, 2014 and January 15, 2017. Mr. Cohen has been a member of the board of directors of Harel Pension Funds Management Ltd., a member of the Harel Insurance Investments and Financial Services Ltd. group, since March 2012. In addition, Mr. Cohen has been a member of the board of directors of Israel Land Development Co. Ltd., which deals in real estate and investments, since June 2012. He also currently serves as an independent financial consultant and is a lecturer on economics at the College of Management Academic Studies. From 2000 to 2011, Mr. Cohen was the Chief Investments Officer and head of the Investments Department at Excellence Investments Ltd. Mr. Cohen has a degree in economics and geography and an M.B.A., both with honors, from the Hebrew University in Jerusalem.

Mr. Eyal Gibor currently serves as the managing director of BeFresh Corp., an agricultural exports company based in Israel. He is also the owner of Gidulay Ez Adam Ltd., a packing facility that both grows and exports various agricultural products. Mr. Gibor holds a dual B.Sc in both Economics and Accounting from Tel Aviv University. Mr. Gibor is a Certified Public Accountant in Israel.

Mr. Tomer Yossef is the founder of the Pinchevski-Yossef law firm where he currently practices. Mr. Yossef previously worked at the law firm of Cohen Wilcheck & Co. He has experience as a software programmer. Mr. Yossef holds a B.Sc in Computer Science & Management, an LL.B from Tel Aviv University and an M.B.A. in Finance & Accounting from Tel Aviv University. Mr. Yossef is licensed to practice law in Israel.

Mr. Ran Weinstock currently serves as the Business Development Executive at Howden Insurance Brokers Israel since September 2016 and has been employed by Howden Insurance Brokers Israel since June 2005. Mr. Weinstock previously served on the Board of Directors for Medicortex Finland Oy from May 2015 through May 2017. Mr. Weinstock currently sits on the Management Committee at the Bio-Executive Forum. Mr. Weinstock is a graduate of the Lahav Executive Education program at Tel Aviv University entitled “Biotechnology and Medical Device Entrepreneurs and Managers – Healthcare Technological Innovation Program.” He holds an LL.B from Netanya Academic College and an LL.M from Bar Ilan University. Mr. Weinstock is licensed to practice law in Israel.

The approval of the Director Candidates’ compensation terms is generally compliant with the limitations set forth in the Compensation Policy; however, the Compensation Policy has exceeded its three year term. Accordingly, approval of the proposed compensation terms is deemed in deviation from the provisions of the Compensation Policy, and in order to duly approve the compensation terms of the Director Candidates, specific consideration of the matter was carried out by the Board and the Committee, as described below.

The Board and the Committee approved the proposed compensation terms for the Director Candidates unanimously and concluded that the proposed compensation terms are reasonable and fair, given, among other things, the transitional phase the Company is currently in and its need for leadership resources. Furthermore, the Board and the Committee concluded that the proposed compensation terms are adequate, given the scope of services and responsibility of the Director Candidates and are in line with what the Company believes is common in the industry. In addition, when resolving to approve the proposed compensation, the Board and Committee took into account the items listed in the first and second parts of the first appendix to the Companies Law (relating to Section 267B to the Companies Law).

The Company proposes that the following resolution be adopted at the Meeting:

“RESOLVED, to elect each of Mr. Gili Cohen, Mr. Eyal Gibor, Mr. Tomer Yossef and Mr. Ran Weinstock to serve as a director of the Company, until the next annual general meeting of the Company’s shareholders, or until he ceases to serve in his office in accordance with the provisions of the Company’s Articles of Association or any law, whichever is the earlier, and to approve that each of them will be entitled to compensation in connection with such person’s office as a director of the Company, commencing retroactively on August 1, 2018, which shall include an annual base compensation of $24,000, or a proportional part thereof for periods of less than a full year.”

The election of each Director Candidate and such person’s compensation terms shall be voted on separately.

Because the Compensation Policy exceeded its three year term, in order to duly approve the proposed compensation terms of the Director Candidates, such approval needs to be made by a special majority as follows: The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, provided that either (i) such majority includes at least a majority of the shares held by shareholders who are non-controlling shareholders and who do not otherwise have a conflict of interest (referred to under the Companies Law as a personal interest) in the said resolution (excluding for such purpose any abstentions); or (ii) the total number of shares held by non-controlling shareholders who do not otherwise have a conflict of interest (referred to under the Companies Law as a personal interest) that were voted against this resolution does not exceed two percent (2%) of the Company’s aggregate voting rights.4

Bioblast’s Board unanimously recommends that you vote “FOR” the election of each Director Candidate and his compensation as included in this Item 4.

ITEM NO. 5 –

APPROVAL OF THE ENGAGEMENT TERMS OF THE COMPANY’S INTERIM CHIEF EXECUTIVE OFFICER, DR. DALIA MEGIDDO AND IN CONNECTION WITH INTELLECTUAL PROPERTY SERVICES SHE PROVIDED TO THE COMPANY

Dr. Dalia Megiddo, the Company’s co-founder, has served in a variety of roles since the Company’s inception, including: (a) director since the Company’s inception; (b) Chief Executive Officer from the Company’s inception until February 2015; (c) Chief Development Officer from January 2015 to November 2015; and (d) special advisor to the Company’s former Chief Executive Officer from November 2015 to December 2016. After December 2016, Dr. Megiddo provided the Company with services relating to the management of the Company’s intellectual property portfolio, in a non-executive capacity.

The Board has approved the appointment of Dr. Megiddo to act as the interim Chief Executive Officer and has indicated that such appointment is the most effective leadership structure for the Company at the present time and until a more permanent solution is in place. In connection with the appointment of Dr. Megiddo as interim Chief Executive Officer of the Company, the Committee and the Board approved and unanimously recommended that the Company’s shareholders approve Dr. Megiddo’s engagement terms which include an annual base compensation of $60,000 (plus Value Added Tax, if applicable), or a proportional part thereof for periods of less than a full year (“Engagement Terms”), for her services as the Company’s interim Chief Executive Officer, and further determined that such terms are advisable and in the best interest of the Company.

4 See comment 3 above.

The Engagement Terms with Dr. Megiddo as the Company’s interim Chief Executive Officer need to be formally approved by the Company, and are generally compliant with the limitations set forth in the Compensation Policy. However, the Compensation Policy has exceeded its three year term. Accordingly, approval of the proposed engagement with Dr. Megiddo is deemed as a deviation from the provisions of the Compensation Policy, and in order to duly approve the engagement of Dr. Megiddo as set forth above, specific consideration of the matter was carried out by the Board and the Committee, as described below.

The Board and the Committee approved unanimously the engagement terms of Dr. Megiddo with the Company, and believe it is in the Company’s best interest to adopt such Engagement Terms. The Board and the Committee further concluded that the Engagement Terms are, in light of the information known to the Board and Committee as to compensation of similar position holders in other companies in the industry, reasonable under the circumstances and appropriate.

Furthermore, the Board and Committee concluded that the proposed Engagement Terms are reasonable and fair, and found that the compensation is adequate given the scope of services Dr. Megiddo is expected to provide to the Company as interim Chief Executive Officer and the circumstances surrounding the Company’s affairs and its need for leadership resources. In addition, when resolving to approve the proposed compensation, the Board and Committee took into account the items listed in the first and second parts of the first appendix to the Companies Law (relating to Section 267B to the Companies Law).

In addition, Dr. Dalia Megiddo provided services relating to the Company’s intellectual property and relevant patent filings, in a non-executive capacity (the “Services”).

Dr. Megiddo, a member of the Board, received compensation of $50,000 plus VAT for the Services she provided in 2017. However, she received no compensation for the Services provided after January 1, 2018. Accordingly, it is proposed that Dr. Megiddo receive an annual compensation of $29,166 for the Services provided during the period of January 1, 2018 through July 31, 2018. The compensation reflects an annualized sum of $50,000. The Services and compensation terminated on August 1, 2018, when Dr. Megiddo became the Company’s interim Chief Executive Officer.

As noted above, the approval of Dr. Megiddo’s compensation terms is generally compliant with the limitations set forth in the Compensation Policy. However, the Compensation Policy exceeded its three year term. Accordingly, approval of the proposed compensation terms is deemed in deviation from the provisions of the Compensation Policy, and in order to duly approve the compensation terms to Dr. Megiddo, specific consideration of the matter was carried out by the Board and the Committee, as described below.

The Board and the Committee approved unanimously Dr. Megiddo’s compensation terms, and believe it is in the Company’s best interest to receive the Services from Dr. Megiddo and to continue to receive them, specifically after taking into consideration Dr. Megiddo’s experience and deep knowledge of the Company’s patents and other intellectual property rights and the alternative cost of obtaining such services from another third party.

The Board and Committee further concluded that the proposed compensation is reasonable and fair, and found that the compensation is adequate given the scope of Services and responsibility. In addition, when resolving to approve the proposed compensation, the Board and Committee took into account the items listed in the first and second parts of the first appendix to the Companies Law (relating to Section 267B to the Companies Law).

The Company proposes that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve the payment of an annual base compensation of $60,000 (plus Value Added Tax, if applicable), or a proportional part thereof for periods of less than a full year to Dr. Megiddo in her position as the Company’s interim Chief Executive Officer, effective as of August 1, 2018.”

“RESOLVED, to approve the engagement with Dr. Megiddo under the terms set forth above pertaining to services provided relating to the Company’s intellectual property and relevant patent filings, which includes compensation of $29,166 (plus Value Added Tax, if applicable) for the services provided during the period of January 1, 2018 through July 31, 2018, proportionately reflecting an annual compensation of $50,000.”

Because the Compensation Policy exceeded its three year term, in order to duly approve the proposed compensation terms for Dr. Megiddo, such approval needs to be made by a special majority as follows: The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, provided that either (i) such majority includes at least a majority of the shares held by non-controlling shareholders who do not otherwise have a conflict of interest (referred to under the Companies Law as a personal interest) in the said resolution (excluding for such purpose any abstentions); or (ii) the total number of shares held by non-controlling shareholders who do not otherwise have a conflict of interest (referred to under the Companies Law as a personal interest) that were voted against this resolution does not exceed two percent (2%) of the Company’s aggregate voting rights.5

Bioblast’s Board unanimously recommends that you vote “FOR” the proposal included in this Item 5.

ITEM NO. 6 –

APPROVAL OF THE ENGAGEMENT OF THE COMPANY WITH MR. OREN ELMALIAH, THE COMPANY’S PRINCIPAL FINANCIAL OFFICER

Mr. Oren Elmaliah has provided the Company with financial consulting services since February 2017, and has served as the Company’s principal financial officer since Mr. Chaime Orlev, the previous Chief Financial Officer of the Company, left the Company effective August 31, 2017. Initially, Mr. Elmaliah’s compensation was $8,000 (plus Value Added Tax, if applicable) per month, reflecting an annual base compensation of $96,000, but in light of certain Company cash-flow considerations he agreed to reduce his fee to $5,000 (plus Value Added Tax, if applicable) per month, reflecting an annual base compensation of $60,000 effective as of September 1, 2018.

The terms of engagement with Mr. Elmaliah as the Company’s principal financial officer need to be formally approved by the Company, and are generally compliant with the limitations set forth in the Compensation Policy. However, the Compensation Policy has exceeded its three year term. Accordingly, approval of the proposed engagement with Mr. Elmaliah is deemed as a deviation from the provisions of the Compensation Policy, and in order to duly approve the engagement of Mr. Elmaliah as set forth above, specific consideration of the matter was carried out by the Board and the Committee, as described below.

5 See comment 3 above.

The Board and the Committee approved unanimously the engagement terms of Mr. Elmaliah with the Company, and believe it is in the Company’s best interest to adopt such engagement terms. The Board and the Committee further concluded that the above engagement terms are, in light of the information known to the Board and the Committee as to compensation of similar position holders in other companies in the industry, reasonable under the circumstances and appropriate.

Also, the Board and Committee concluded that the engagement terms are reasonable and fair, and found that the compensation is adequate given the scope of services Mr. Elmaliah is expected to provide to the Company as principal financial officer and the circumstances surrounding the Company’s affairs and need for financial advice and leadership. In addition, when resolving to approve the proposed compensation, the Board and Committee took into account the items listed in the first and second parts of the first appendix to the Companies Law (relating to Section 267B to the Companies Law).

The Company proposes that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the payment of an annual base compensation of $60,000 (plus Value Added Tax, if applicable), or a proportional part thereof for periods of less than a full year, to be paid on a monthly basis of $5,000, to Mr. Elmaliah in his position as the Company’s principal financial officer, effective as of September 1, 2018, and for the period when he became the Company’s principal officer and until September 1, 2018 to approve compensation of $8,000 (plus Value Added Tax, if applicable) per month.

Because the Compensation Policy exceeded its three year term, in order to duly approve the proposed compensation terms to Mr. Elmaliah, such approval needs to be made by a special majority as follows: The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, provided that either (i) such majority includes at least a majority of the shares held by non-controlling shareholders who do not otherwise have a conflict of interest (referred to under the Companies Law as a personal interest) in the said resolution (excluding for such purpose any abstentions); or (ii) the total number of shares held by non-controlling shareholders who do not otherwise have a conflict of interest (referred to under the Companies Law as a personal interest) that were voted against this resolution does not exceed two percent (2%) of the Company’s aggregate voting rights6.

Bioblast’s Board unanimously recommends that you vote “FOR” the proposal included in this Item 6.

ITEM NO. 7 –

APPROVAL OF THE COMPANY’S PURCHASE OF DIRECTORS AND OFFICERS INSURANCE POLICIES

The Articles permit the Company to purchase directors and officers (“D&O”) insurance to the maximum extent permitted under the Companies Law. Until June 2018, the Company retained a D&O insurance policy, which provided directors and officers of the Company insurance in the aggregate amount of $35 million. Such D&O insurance policy expired on June 30, 2018.

6 See comment 3 above.

In its discussions with insurance carriers, the Company received proposals to maintain insurance coverage (providing a substantially lower coverage amount, to adapt to the Company’s needs) at a substantially higher premium and deductibles than applied to the prior time periods during which the Company maintained D&O insurance. The Company was notified that the last two years have seen a record number of payments made worldwide on claims filed against foreign Nasdaq-traded companies, which has triggered a dramatic change in the D&O insurance markets. International insurers have paid hundreds of millions of dollars in D&O insurance claims for Nasdaq-traded companies in all sectors, with the biotech/pharma sector as the leading sector in terms of overall amounts paid. The Company was advised that this is a recent trend in the D&O insurance market and that many public companies, especially in the life sciences sector, are finding it increasingly difficult to renew D&O insurance policies and that the terms of such insurance policies are substantially less favorable to the companies than before. The Board was advised that unless the Company purchases run-off insurance it will be nearly impossible to insure the liability of the directors and officers, even with lower coverage and with other carriers. Given the transitional phase the Company was in, and the existing insurance terms proposed by various insurers, and after receiving the advice of experts in the field of D&O insurance, the Committee and Board concluded that the Company should purchase the following insurance policies: (1) seven years of discovery period (run-off) insurance for an aggregate amount of $451,000 (such amount equals to 220% of the annual premium paid by the Company in prior years) effective as of June 30, 2018; and (2) a new D&O insurance policy (retroactive date of inception is June 30, 2018), which provides for up to $5,000,000 in insurance coverage per claim and in the aggregate in exchange for an annual premium of $105,000, for the period June 30, 2018 through June 30, 2019 ((1) and (2) together, the “Insurance Policies”). It should be noted if the Transaction closes, a pro rata portion of the unused policy under (2) above shall be refunded to the Company.

The proposal to purchase the Insurance Policies needs to be formally approved by the Company, and is generally compliant with the limitations set forth in the Compensation Policy. However, the Compensation Policy has exceeded its three year term. Accordingly, approval of the purchase of the Insurance Policies is deemed in deviation from the provisions of the Compensation Policy, and in order to duly approve the purchase of the Insurance Policies, specific consideration of the matter was carried out by the Board and the Committee, as described below.

The Board and the Committee approved unanimously the purchase of the Insurance Policies, and believe that such purchase is in the Company’s best interest. The Board and the Committee further concluded that the proposed purchase of the Insurance Policies is, after considering the risk to which public life sciences companies are exposed, current challenges the Company faces and the need to encourage leadership and management resources to join the Company or to continue providing services to the Company, reasonable under the circumstances and appropriate. In addition, when resolving to approve the proposed purchase of the Insurance Policies, the Board and Committee took into account the items listed in the first and second parts of the first appendix to the Companies Law (relating to Section 267B to the Companies Law).

The Company proposes that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the purchase of a seven years discovery period (run-off) insurance policy for an aggregate amount of $451,000, effective as of June 30, 2018.”

“FURTHER RESOLVED, to approve the purchase of a D&O insurance policy, providing for $5,000,000 in coverage per claim and in the aggregate in exchange for an annual premium of $105,000 for the period of June 30, 2018 through June 30, 2019.”

Because the Compensation Policy exceeded its three year term, in order to duly approve the proposed purchase of the Insurance Policies, such approval needs to be made by a special majority as follows: the affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, provided that either (i) such majority includes at least a majority of the shares held by shareholders who are non-controlling shareholders and who do not otherwise have a conflict of interest in the said resolution (referred to under the Companies Law as a personal interest) (excluding for such purpose any abstentions); or (ii) the total number of shares held by non-controlling shareholders who do not otherwise have a conflict of interest (referred to under the Companies Law as a personal interest) that were voted against this resolution does not exceed two percent (2%) of the Company’s aggregate voting rights7.

Bioblast’s Board unanimously recommends that you vote “FOR” the proposal included in this Item 7.

ITEM NO. 8 –

TO PRESENT THE FINANCIAL STATEMENTS OF THE COMPANY FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

The Company’s financial information for the year ended December 31, 2017 is available on the Company’s website at the following address:

https://ir.bioblastpharma.com/static-files/8209e6f9-eb0f-4a3a-8ba7-7fe6b0a5d3ac8

At the Meeting, the Company will review the audited financial statements for the year ended December 31, 2017 and will answer questions relating thereto.

No vote will be required regarding this item.

7 See comment 3 above.

8 The contents of the Company’s website do not form a part of, and are not incorporated by reference into, this proxy statement.

PART II – INFORMATION ABOUT THE TRANSACTION

Questions and Answers About the Transaction

The following section provides answers to frequently asked questions about the Transaction. This section, however, provides only summary information. Please refer to the more detailed information contained elsewhere in this proxy statement and the documents referred to or incorporated by reference in this proxy statement, including the complete text of the Merger Agreement and the CVR Agreement.

Q: What is the Transaction?

A: Bioblast and Enlivex, as well as a wholly owned subsidiary of Bioblast called Treblast, Ltd., and previously defined herein as Merger Sub, entered into the Merger Agreement, dated as of November 19, 2018. The Merger Agreement contains the terms and conditions of the proposed business combination of Bioblast and Enlivex. Under the Merger Agreement, Merger Sub will merge with and into Enlivex, pursuant to Sections 314-327 of the Companies Law, with Enlivex surviving as a wholly owned subsidiary of Bioblast. Thereafter, Bioblast will change its corporate name to “Enlivex Therapeutics Ltd.” (or a similar name) as required under the Merger Agreement.

Concurrently with the closing of the Transaction, the Company intends to consummate a private placement of the Company’s ordinary shares in compliance with applicable federal and state securities laws (the “Concurrent Private Offering,” as previously defined herein) from investors for minimum gross proceeds of $7.5 million. The closing of such Concurrent Private Offering is a condition to the closing of the Transaction.

At the effective time of the Transaction, each outstanding ordinary share of Enlivex will be converted into Bioblast Ordinary Shares pursuant to an exchange ratio as follows: the quotient, calculated to the nearest 1/10,000 of a share, of (x) the total number of Bioblast Ordinary Shares to be issued in the Merger, divided by (y) the number of issued and outstanding Enlivex ordinary shares as of immediately prior to the effective time of the Transaction (which (a) takes into account the number of Enlivex ordinary shares issuable upon exercise of Enlivex options, which shall be assumed by Bioblast in accordance with the Merger Agreement, using the treasury stock method, and (b) includes all Enlivex ordinary shares issuable upon conversion of all Enlivex preferred shares, which conversion shall have occurred immediately prior to the effective time of the Transaction in accordance with Enlivex’s articles of association (the “Enlivex Articles”) (the “Exchange Ratio”).

In addition, all outstanding Enlivex options and warrants that are unexercised immediately prior to the effective time of the Transaction, whether or not vested, will be assumed by Bioblast, and contain the same terms, conditions, vesting and other provisions, except that each Enlivex option shall be exercisable for such number of Bioblast Ordinary Shares and at such exercise price as determined by (x) multiplying the number of Enlivex ordinary shares for which such Enlivex option may be exercised (assuming the vesting of the entirety of such Enlivex option) by the Exchange Ratio, and (y) dividing the per-share exercise price of such Enlivex option by the Exchange Ratio.

On a pro forma basis, using the treasury stock method, Enlivex shareholders are expected to own approximately 96% of the combined company at the closing, and current Bioblast shareholders are expected to own approximately 4% of the combined company at the closing, subject to customary adjustments, some of which are discussed below and prior to any Concurrent Private Offering, as described above.

For a more complete description of what Enlivex shareholders will receive under the Merger Agreement, please see “-The Merger Agreement - Merger Consideration and Exchange Ratio” beginning on page 42 of this proxy statement.

The relative percentage ownership of the Enlivex current equity-holders on the one hand and of Bioblast’s current shareholders on the other hand is subject to adjustment in the event that the number of Bioblast Ordinary Shares immediately prior to the closing of the Transaction, multiplied by the volume weighted average price of such shares during the 45 days preceding (and excluding) the closing day of the Transaction (the “Bioblast Market Cap,” as previously defined herein) divided by 0.04 and multiplied by 0.96 is less than the imputed valuation of Enlivex (which is equal to $100,000,000 plus any gross proceeds from Enlivex’s pre-Transaction issuance and sale of its series C preferred shares, the “Enlivex Imputed Valuation,” as previously defined herein), then the percentage Bioblast’s current shareholders will hold in the Company following the closing of the Transaction shall be decreased to equal the Bioblast Market Cap divided by the sum of the Bioblast Market Cap and the Enlivex Imputed Valuation, multiplied by 100.

Concurrently with the signing of the Merger Agreement, Bioblast entered into the CVR Agreement. The other parties to the CVR Agreement are Enlivex, Computershare Inc., acting as CVR rights agent and as initial CVR Registrar (the “Rights Agent”), Dr. Dalia Megiddo, acting as the initial representative to the holders of the contingent value rights (the “Holders’ Representative”), and Altshuler Shaham Trusts Ltd., which is expected to replace Dr. Megiddo as the Holders’ Representative (“Altshuler” or the “Successor Holders’ Representative”). Dr. Megiddo is not expected to receive compensation, other than reimbursement of expenses, in connection with her services as the Holders’ Representative.

Under the CVR Agreement, the holders of Bioblast Ordinary Shares will receive one Contingent Value Right (“CVR”) for each Ordinary Share of Bioblast held by them as of a record date to be established by the Board prior to the effective time of the Transaction.

The Merger Agreement and the CVR Agreement provide that the existing Bioblast management, and for a period of 12 months after the closing of the Transaction, the Holders’ Representative, may negotiate with third parties for the sale or licensing of Bioblast’s existing Trehalose development program (the “Trehalose Transaction”).

Each CVR will represent the right to receive potential payments that may be received by the Company in connection with a Trehalose Transaction. In particular, CVR holders will be entitled to any consideration (whether cash, stock or otherwise) that the Company receives in connection with a Trehalose Transaction, less any expenses not previously reimbursed to the Company, up to an aggregate amount of $20,000,000. After the Company shall have paid to the Rights Agent, for the ratable benefit of the CVR holders, CVR payment amounts aggregating $20,000,000, then all subsequent consideration received by the Company, the Rights Agent, the Holders’ Representative or otherwise, if any, shall be split 50% to the Company, and the remaining 50% shall be paid to the CVR holders less any transaction expenses for which the Company shall have not yet been reimbursed.

In addition, after the completion of the Merger, the Company shall be entitled to deduct the lesser of (i) 10% of the first CVR payment; and (ii) $250,000 (or equivalent in value in the event the consideration to be distributed is not cash) to cover its future transaction expenses; provided, that any amount in cash or other consideration remaining unused on the 18 month anniversary of the termination of the CVR Agreement shall be deemed a CVR payment amount and shall be distributed to the CVR holders.

Q: What will happen to Bioblast if, for any reason, the Transaction does not close?

A: Bioblast is expected to have low cash reserves, and no debt immediately prior to closing of the Transaction. If, for any reason, the Transaction does not close, the Board may elect to, among other things, execute one or more of the following: (i) attempt to complete another strategic transaction similar to the Transaction described in this proxy statement; (ii) distribute its remaining cash (if any) to its shareholders; (iii) attempt to sell or otherwise dispose of the various assets of Bioblast; (iv) continue to operate the business of Bioblast; or (v) dissolve and liquidate Bioblast’s assets. If Bioblast decides to dissolve and liquidate its assets, Bioblast would be required to pay all of its debts and contractual obligations and to set aside certain reserves for potential future claims, and there can be no assurance as to the amount or timing of available cash left to distribute to shareholders after paying the debts and other obligations of Bioblast and setting aside funds for reserves for potential future claims.

If Bioblast were to continue its business, it would need to seek financial resources to fund future operations. In addition, Bioblast would be required to re-evaluate its strategic direction relating to its current product candidates, if any, and may need to identify, acquire and develop other products or product candidates. Currently, Bioblast has no full time employees. Therefore, this re-evaluation process could be challenging.

Q: Why are the two companies proposing to merge?

A: For a discussion of Bioblast’s reasons for the Transaction, please see “-The Merger - Reasons for the Merger” beginning on page 35 of this proxy statement. With regard to Enlivex’s reasons for merging with Bioblast, Enlivex is a developer of immunotherapy treatments, a field in which clinical trials and development may take a number of years and demand significant resources. In merging with Bioblast, Enlivex believes that it will be able to increase its fundraising ability. Further, Enlivex’s board of directors has taken into consideration Enlivex’s numerous attempts in seeking out strategic alternatives for fundraising, and that further attempts would be unnecessarily costly and time consuming and would not guarantee a successful outcome. In addition, Enlivex’s board of directors has determined that the terms of the Transaction and the Merger Agreement thereunder, are fair and in the best interests of both merging entities, and that there are no material concerns that Bioblast would not be able to uphold its obligations under the Transaction.

Q: How much cash will Bioblast have at the closing of the Transaction?

A: The actual amount of net cash will depend mostly on the timing of the closing of the Transaction, but the Company expects that it will have low cash reserves prior to the closing of the Transaction, and such reserves shall significantly increase upon the closing.

Q: What is required to complete the Transaction?

A: To complete the Transaction, Bioblast shareholders must approve the resolutions contained in Item No. 1. In addition to the requirement of obtaining such shareholder approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived, which conditions include obtaining certain tax rulings and consummation of the Concurrent Private Offering. For a more complete description of the closing conditions set forth in the Merger Agreement, you are urged to read “-The Merger Agreement - Conditions to the Completion of the Merger” beginning on page 54 of this proxy statement.

Q: What is the Reverse Split and why is it necessary?

A: Nasdaq rules will require the that Company comply with the initial listing standards of the applicable Nasdaq market to continue to be listed on such market following the Transaction. The Nasdaq Capital Market’s initial listing standards require a company to have, among other things, a $4.00 per share minimum bid price. Because Bioblast’s current price per share is less than $4.00, the Reverse Split is necessary to meet the minimum bid listing requirement.

Q: Will holders of Bioblast’s Ordinary Shares issued in the Transaction be able to trade those shares?

A: The Ordinary Shares of Bioblast issued as consideration in the Transaction and as part of the Concurrent Private Offering will be issued in transactions exempt from registration under the Securities Act of 1933 as amended (“Securities Act”), in reliance on Section 4(a)(2) of the Securities Act, and Regulation D and Regulation S promulgated thereunder and may not be offered or sold by the holders of those shares absent registration or an applicable exemption from registration requirements. As a general matter, holders of such shares will not be able to transfer any of their shares until at least six months after receiving Ordinary Shares of Bioblast, which is when the shares would first be eligible to be sold under Rule 144 promulgated under the Securities Act, assuming the conditions thereof are otherwise satisfied. Other than three main current shareholders of Bioblast who have entered into lock up agreements with Enlivex, holders of Bioblast shares prior to the closing of the Transaction will not be subject to trading limitations or lock up obligations as a result of the closing of the Transaction or the issuance of shares to Enlivex equity-holders. See “-The Merger Agreement - Conditions to the Completion of the Merger” on page 54 of this proxy statement for more detail.

Q: Who will be the directors of the Company following the completion of the Transaction?

A: Immediately following the closing of the Transaction, all of the members of the existing Board of Bioblast will have tendered their respective resignations and the Board of the Company is expected to be be composed of up to 8 members, all of whom will be designated by Enlivex, with such directors currently expected to be Shai Novik, Abraham Havron, Ph.D., Gili Hart, Ph.D., Baruch Halpert, Michel Habib, Sangwoo Lee, Hyun Gyu Lee, Bernhard Kirschbaum. The Company expects that a majority of the prospective members of the Board will be considered “independent directors” under Nasdaq requirements. Because Bioblast directors may be elected only at the annual general meetings of shareholders of the Company, the new directors of the Board of the Company will be nominated, effective immediately after the closing of the Transaction, by the existing Board of Bioblast and will serve until the next annual general meeting of shareholders of the Company, subject to the provisions of the Articles.

Q: Who will be the executive officers of the Company immediately following the completion of the Transaction?

A: Immediately following the Transaction, the executive management team of the Company is expected to consist of the following three executive officers:

Name	Position
Shmuel Hess, Ph.D.	Chief Executive Officer
Prof. Dror Mevorach, M.D.	Chief Scientific Officer
Shachar Shlosberger, CPA	Chief Financial Officer

Q: Am I entitled to appraisal rights?

A: Holders of Bioblast Ordinary Shares are not entitled to appraisal rights in connection with the Transaction. Under the Companies Law, objections to the Transaction may be filed by the Company’s creditors with the Israeli district court. The court, in its discretion, may provide a remedy to any creditor who so objects if there is a reasonable concern that, as a result of the Transaction, we will not be able to satisfy our obligations to our creditors following completion of the Transaction.

Q: Have Enlivex’ shareholders adopted the Merger Agreement and approved the Transaction?

A: They will in the near future. The adoption of the Merger Agreement and the approval of the Transaction by Enlivex’ shareholders requires the affirmative vote (or written consent) of the holders of a majority of the shareholders of Enlivex.

Q: What are the material U.S. federal income tax consequences of the Transaction to Bioblast shareholders?

A: The exchange of Ordinary Shares for contingent value rights (CVRs) in the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. holder recognizes, and the timing and potentially the character of a portion of such gain or loss, depends on the U.S. federal income tax treatment of the CVR, with respect to which there is substantial uncertainty.

The receipt of the Merger consideration may be treated as either a “closed transaction” or an “open transaction” for U.S. federal income tax purposes. The installment method of reporting any gain attributable to the receipt of a CVR will not be available because the Ordinary Shares are traded on an established securities market.

The following discusses the U.S. federal income tax consequences of the receipt of the Merger consideration in the event it is treated as an open transaction and, alternatively, in the event it is treated as a closed transaction. There is no authority directly addressing whether CVRs with characteristics similar to the rights under the CVR in this Transaction should be treated as “open transactions” or “closed transactions,” and such question is inherently factual in nature. Accordingly, holders are urged to consult their tax advisors regarding this issue. The CVRs also may be treated as debt instruments for U.S. federal income tax purposes. However, as such treatment is unlikely, the discussion below does not address the tax consequences of such a characterization. We urge you to consult your tax advisor with respect to the proper characterization of the receipt of a CVR.

Receipt of the Contingent Value Rights

Treatment as Closed Transaction

If the value of the CVRs can be “reasonably ascertained,” the Transaction should generally be treated as a “closed transaction” for U.S. federal income tax purposes, in which event a U.S. holder should generally recognize capital gain (or loss) for U.S. federal income tax purposes upon consummation of the Merger equal to the positive (or negative) difference between (x) the sum of (i) the fair market value of the CVRs received, and (ii) the amount of cash received, if any, and (y) such U.S. holder’s adjusted tax basis in the shares of Ordinary Shares surrendered pursuant the Merger.

If the Transaction is “closed” for U.S. federal income tax purposes, a U.S. holder’s initial tax basis in the CVRs will equal the fair market value of the CVRs on the date of the consummation of the Merger. The holding period of the CVRs will begin on the day following the date of the consummation of the Merger.

Treatment as Open Transaction

The receipt of the CVRs would generally be treated as an “open transaction” if the value of the CVRs cannot be “reasonably ascertained.” If the receipt of the Merger consideration is treated as an “open transaction” for U.S. federal income tax purposes, a U.S. holder would first recover its adjusted tax basis in the Ordinary Shares surrendered pursuant to the Merger and then should generally recognize (i) capital gain, if any, for U.S. federal income tax purposes upon consummation of the Merger if and to the extent the amount of the CVRs received exceeds such U.S. holder’s adjusted tax basis in the Ordinary Shares surrendered in the Merger, or (ii) capital loss, if any, only after all payments in respect of the CVRs have been received or it is determined that no further payments in respect of the CVRs can be received. Gain or loss recognized in the Transaction must be determined separately for each identifiable block of Ordinary Shares surrendered pursuant to the merger (i.e., Ordinary Shares acquired at the same cost in a single transaction). Such gain or loss generally will be treated as long-term capital gain or loss if the holder’s holding period in Ordinary Shares exceeds one year at the time of the completion of the Merger. Long-term capital gains of non-corporate U.S. holders generally are subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations. Capital gains recognized by individuals, trusts and estates also may be subject to a 3.8% federal Medicare contribution tax.

Subject to the Section 483 rules discussed below under “Payments Under the Contingent Value Rights,” if the transaction is “open” for U.S. federal income tax purposes, the CVRs would not be taken into account in determining the holder’s taxable gain upon receipt of the Merger consideration and a U.S. holder would take no tax basis in the CVRs, but would generally recognize capital gain as payments with respect to the CVRs are made or deemed made in accordance with the U.S. holder’s regular method of accounting, but only to the extent the sum of such payments (and all previous payments under the CVRs), together with the amount received upon consummation of the Merger discussed above, exceeds such U.S. holder’s adjusted tax basis in the Ordinary Shares surrendered pursuant the Merger.

It is the position of the IRS, as reflected in U.S. Treasury Regulations, that only in “rare and extraordinary cases” is the value of property so uncertain as to warrant “open transaction” treatment.

Payments Under the Contingent Value Rights

Treatment as Closed Transaction

There is no authority directly on point with respect to the treatment of payments similar to those under the CVR. You should therefore consult your tax advisor as to the taxation of such payments. Under characterization as a “closed transaction,” a payment with respect to each CVR would likely be treated as a non-taxable return of a U.S. holder’s adjusted tax basis in the CVRs to the extent thereof. A payment in excess of such amount may be treated as either (i) payment with respect to a sale of a capital asset, (ii) income taxed at ordinary rates, or (iii) dividends. Additionally, it is possible that, were a payment to be treated as being with respect to the sale of a capital asset, a portion of such payment would constitute imputed interest under Section 483 of the Code.

Treatment as Open Transaction

If the transaction is treated as an “open transaction,” a payment in the future to a U.S. holder of a CVR should be treated as a payment under a contract for the sale or exchange of Ordinary Shares to which Section 483 of the Code applies. Under Section 483 of the Code, a portion of a payment made pursuant to the contingent value right more than one year after the date of the exchange of the Ordinary Shares for the Merger consideration will be treated as interest, which will be ordinary income to the U.S. holder of the CVR. The interest amount will equal the excess of the amount received over its present value at the consummation of the Merger, calculated using the applicable federal rate as the discount rate and using such U.S. holder’s regular method of accounting (such amount being taken into account when paid, in the case of a cash method holder, and, when fixed, in the case of an accrual method holder). The portion of the payment pursuant to the CVR that is not treated as interest under Section 483 of the Code should be treated as gain from the sale of a capital asset (or as recovery of the adjusted tax basis in Ordinary Shares).

Due to the legal and factual uncertainty regarding the valuation and tax treatment of the CVR, you are urged to consult your tax advisor concerning the tax consequences resulting from the receipt of the CVRs in the Merger.

Q: Do persons involved in the Transaction have interests that may conflict with mine as a Bioblast shareholder?

A: The Board does not believe there to be any material interests of any current member of the Board or any executive officers of Bioblast with respect to the Transaction that may be different from, or in addition to, interests you may have as a Bioblast shareholder. Also, while Dr. Megiddo, the current interim Chief Executive Officer and a member of the Board, will serve as the Holders’ Representative under the CVR Agreement, she is not expected to receive any remuneration other than reimbursement of her expenses for acting in such capacity.

Q: Why is Bioblast seeking shareholder approval in connection with the Transaction?

A: In order to be able to complete the Transaction, the Merger Agreement provides that Bioblast needs to complete a reverse split of its share capital, increase its authorized share capital, change its name and may purchase a “run-off” directors’ and officers’ liability insurance policy (which is customary in such transactions). Under the Companies Law, all of these items require the approval of Bioblast’s shareholders. Certain shareholders of Bioblast have entered into a voting agreement to vote in favor of the Transaction.

Q: What is the required majority for approval of the matters relating to the Transaction under Item No. 1 at the Meeting and why is that majority required?

A: Under the Companies Law, the affirmative vote of a majority of the Ordinary Shares present in person or by proxy and voting on Item No. 1 is required to approve the resolutions proposed for each of the matters included under Item No. 1. Furthermore, under the Companies Law, any compensatory matter for directors and executive officers (collectively referred to as “office holders” under the Companies Law) that deviates from an Israeli public company’s compensation policy for its office holders must be approved by the special majority described below as part of the foregoing ordinary majority. Our office holder Compensation Policy has exceeded its three year term, and accordingly, the purchase of the run-off directors’ and officers’ liability insurance policy is deemed in deviation from the provisions of the Compensation Policy, as is the resolution authorizing our obtaining the run-off policy—and, by extension, all other resolutions included under Item No. 1— must be approved by a simple majority of the Ordinary Shares present in person or by proxy and voting on Item No. 1 that also fulfills at least one of the following two special majority conditions: (i) at least a majority of the Ordinary Shares held by non-controlling shareholders that are voted at the Meeting and who do not otherwise have a conflict of interest (referred to under the Companies Law as a “personal interest”) in the purchase of the run-off insurance policy must vote in favor of Item No. 1, excluding for such purpose any abstentions; and/or (ii) the total number of shares held by non-controlling shareholders who do not otherwise have a conflict of interest (referred to under the Companies Law as a “personal interest”) that are voted against Item No. 1 may not exceed 2% of the Company’s aggregate voting rights.

For purposes of Item No. 1, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer. For purposes of that proposal, a “controlling shareholder” furthermore includes any shareholder holding 25% or more of the voting rights in our Company if no other shareholder holds more than 50% of the voting rights.

We are unaware of any shareholder that would be deemed to be a controlling shareholder of our Company as of the current time for purposes of the vote on Item No. 1.

A “personal interest” of a shareholder under the Companies Law (x) includes an interest of any members of the shareholder’s immediate family (or their spouses) or an interest of a company with respect to which the shareholder (or its immediate family member or spouse thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of ordinary shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder who has discretion how to vote the underlying shares is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Controlling shareholders and shareholders that have a conflict of interest are qualified to participate in the vote on Item No. 1; however, the vote of such shareholders may not be counted towards the majority requirement described above and will not count towards the 2% threshold described above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a conflict of interest in the approval of the resolutions included in Item No. 1, and failure to do so disqualifies the shareholder from participating in the vote on Item No. 1. In order to confirm that you have no conflict of interest in the approval of the Run-off Policy and for your vote to therefore be counted towards the special majority required for the approval of Item No. 1, you must check the box under Item 1A on the accompanying proxy card when you record your vote on Item No. 1.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against the resolutions proposed under Item No. 1, you should not check the box under Item 1A on the enclosed proxy card and you should not vote on Item No. 1 via the proxy card. Instead, you should contact our interim Chief Executive Officer, Dr. Dalia Megiddo, at dalia@bioblast-pharma.com, who will provide you with a separate proxy card that is designed for you so that you can submit your vote on Item No. 1. In that case, your vote will be counted towards the ordinary majority required for the approval of Item No. 1, but will not be counted towards the special majority required for approval of that proposal. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or have a conflict of interest, you may also contact the representative managing your account, who can then contact our interim Chief Executive Officer on your behalf.

Q: When is the Transaction expected to be completed?

A: Bioblast and Enlivex anticipate that the Transaction will be completed in the first quarter of 2019, but Bioblast cannot predict the exact timing. Under the Companies Law the Transaction cannot become effective until the later of the 50th day following the date of the filing of the merger proposal by both merging companies with the Israeli Companies Registrar and the 30th day following the date on which the merger proposal is approved by Bioblast’s shareholders (the sole shareholder of Merger Sub has approved the Merger Agreement).

Q: Who can I contact with questions on how to vote?

A: You may reach out to Bioblast’s interim Chief Executive Officer, Dr. Dalia Megiddo, at dalia@bioblast-pharma.com.

Risk Factors

In addition to the other information included in this proxy statement, including the matters addressed under the caption entitled “Cautionary Statement Regarding Forward-Looking Statements” on page 30, you should carefully consider the following risk factors in determining how to vote at the Meeting. The following is not intended to be an exhaustive list of the risks related to the Transaction and you should read and consider the risk factors described under Part 1, Item 3, “Key Information – Risk Factors” of Bioblast’s Annual Report on Form 20-F for the year ended December 31, 2017, which the Company filed with the SEC on April 23, 2018 and which is incorporated herein by reference.

Risks Relating to the Transaction

The issuance of Bioblast’s Ordinary Shares to Enlivex shareholders in connection with the Transaction will substantially dilute the relative voting power of current Bioblast shareholders, and as a result the Bioblast shareholders’ ability to exercise influence over the management of the combined company following the completion of the Transaction will be significantly diminished.

Pursuant to the terms of the Merger Agreement, if the Merger is completed, Bioblast will issue Ordinary Shares of Bioblast to the shareholders of Enlivex. Following the closing of the Transaction, Bioblast’s current shareholders will own at most 4% of the combined company’s share capital, and existing Enlivex shareholders will own at least 96% of the combined company’s issued share capital. For more information about adjusting the consideration to be paid to the equity-holders of Enlivex see “-Questions and Answers About the Transaction” beginning on page 15. In addition, upon closing of the Transaction all the existing directors of Bioblast will resign, and new directors, all of whom will be designated by Enlivex, will be appointed as members of the Board.

Accordingly, the issuance of Bioblast’s Ordinary Shares to Enlivex shareholders in connection with the Transaction will significantly reduce the relative voting power of each Ordinary Share held by current Bioblast shareholders, and the existing Bioblast shareholders will hold a minority stake in the combined company. Consequently, Bioblast’s shareholders’ ability to exercise influence over the management and policies of the combined company will be significantly diminished.

Bioblast shareholders may not realize a benefit from the Transaction commensurate with the ownership dilution they will experience in connection with the Transaction.

If the combined company is unable to realize the full strategic and financial benefits anticipated from the Transaction, Bioblast shareholders will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the Transaction.

Enlivex is not a publicly traded company, making it difficult to determine the fair market value of Enlivex.

The outstanding share capital of Enlivex is privately held and is not traded on any public market, which makes it difficult to determine the fair market value of Enlivex. There can be no assurance that the Merger consideration to be issued to Enlivex shareholders will not exceed the actual value of Enlivex.

The conditions under the Merger Agreement to Enlivex’s consummation of the Transaction may not be satisfied at all or in the anticipated timeframe.

The obligation of Enlivex to complete the Transaction is subject to certain conditions, including the approval by Bioblast’s shareholders of certain matters as set forth above, the accuracy of the representations and warranties contained in the Merger Agreement, subject to certain materiality qualifications, compliance by the parties with their respective covenants under the Merger Agreement, there being no law or order preventing the Transaction, the occurrence of the Concurrent Private Offering and the obtaining of certain tax rulings. These conditions are described in more detail under “-The Merger Agreement – Conditions to the Completion of the Merger” beginning on page 54 of this proxy statement. Bioblast cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the Transaction may not occur or will be delayed, and Bioblast and Enlivex each may lose some or all of the intended benefits of the Transaction.

As part of the conditions under the Merger Agreement, the parties have undertaken to raise additional capital through the Concurrent Private Offering, which if consummated, will further dilute current Bioblast shareholders’ ownership interests.

As more fully set forth under “-The Merger Agreement – Conditions to the Completion of the Merger” beginning on page 54 of this proxy statement, concurrently with the closing of the Transaction, the Company will consummate the Concurrent Private Offering for minimum gross proceeds of $7.5 million. The closing of such Concurrent Private Offering is a condition to the closing of the Transaction. Neither Enlivex nor the Company has yet secured the intended sum or determined the terms on which the Concurrent Private Offering will be effected, and there can be no assurance that the Company will be successful in closing the Concurrent Private Offering. If consummated, the Concurrent Private Offering will dilute existing Bioblast shareholders because the 4% maximum referred to above is calculated prior to further dilution caused by the Concurrent Private Offering.

The announcement and pendency of the Transaction or failure to consummate the Transaction could have an adverse effect on Bioblast’s financial results, future business and operations, as well as the market price of Bioblast’s Ordinary Shares and may force Bioblast to dissolve and discontinue its business.

The announcement and pendency of the Transaction, or the companies’ failure to consummate the Transaction, could disrupt Bioblast’s business and ultimately force it to dissolve and discontinue its business. Among other things, the attention of Bioblast’s management may be directed toward the completion of the Transaction and related matters and may be diverted from other opportunities that might otherwise be beneficial to Bioblast or to raising additional funds to finance the Company’s operations.

The completion of the Transaction is subject to a number of conditions, and there can be no assurance that the conditions to the completion of the Transaction will be satisfied. If the Transaction is not completed, Bioblast will be subject to several risks, including:

•	that existing cash resources will not be sufficient to pay the Company’s ongoing expenses, including expenses relating to the Transaction, even if not completed;

•	that it may be very difficult to retain Bioblast’s remaining directors and employees long enough to pursue other alternatives;

•	the Board would need to reevaluate Bioblast’s strategic alternatives, many of which may be less favorable to stakeholders, such as liquidation of the Company;

•	Bioblast may be delisted from the Nasdaq Capital Market for failure to comply with its continued listing requirements;

•	Bioblast would not realize any of the anticipated benefits of having completed the Transaction;

•	the price of Bioblast’s Ordinary Shares may decline and remain volatile; and

•	Bioblast could be subject to litigation related to any failure to consummate the Transaction or any related action that could be brought to enforce Bioblast’s obligations under the Merger Agreement.

In addition, if the Merger Agreement is terminated and the Board determines to seek another business combination, there can be no assurance that it will be able to find a transaction that is superior or equal in value to the Transaction.

If the Transaction is not completed, Bioblast may elect to liquidate its remaining assets, and there can be no assurance as to the existence or amount of cash that will be available to distribute to Bioblast’s shareholders after paying Bioblast’s debts and other obligations.

If the Transaction is not completed, the Board of Bioblast may elect to take the steps necessary to liquidate all of its remaining assets. The process of liquidation may be lengthy and Bioblast cannot make any assurance regarding the timing of completing such a process. In addition, Bioblast would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims. There can be no assurance as to the amount of available cash, if any, that might be available to distribute to shareholders after paying the debts and other obligations and setting aside funds for reserves, nor as to the timing of any such distribution.

Bioblast has incurred and expects to continue to incur substantial transaction-related costs in connection with the Transaction.

Bioblast has incurred, and expects to continue to incur, a number of non-recurring transaction-related costs associated with the Transaction. These fees and costs have been, and will continue to be, substantial. Non-recurring transaction costs include, but are not limited to, fees paid to legal, financial and accounting advisors, severance and benefit costs, filing fees and printing costs. Additional unanticipated costs may be incurred, and anticipated costs may be higher than expected and could have a material adverse effect on the Company’s financial condition and operating results.

Even if the Transaction is consummated, the combined company may fail to realize the anticipated benefits of the Transaction.

The success of the Transaction will depend on, among other things, the combined company’s ability to achieve its business objectives and raise the necessary capital to fund its operations, including the successful development of its current and future product candidates. If the combined company is not able to achieve these objectives, the anticipated benefits of the Transaction may not be realized fully, may take longer to realize than expected, or may not be realized at all.

Bioblast and Enlivex have operated and, until the completion of the Transaction, will continue to operate independently. Even if the Transaction is completed, it is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing business, an adverse impact on the value of the combined company’s post-Transaction assets, or inconsistencies in standards, controls, procedures or policies that could adversely affect the combined company’s ability following completion of the Transaction to comply with reporting obligations as a public company, an inability to satisfy its obligations to third parties or to achieve the anticipated benefits of the Transaction, or an inability to raise the necessary capital to fund each company’s operations. Integration efforts will also divert management’s attention and resources. Any delays in the integration process or inability to realize the full extent of the anticipated benefits of the Transaction could have an adverse effect on the combined company’s business and the results of the combined company’s operations. Such an adverse effect may impact the value of the shares of Bioblast after the completion of the Transaction.

The Exchange Ratio may be adjusted in the event that Bioblast’s share price decreases.

In the Transaction, each outstanding ordinary share of Enlivex (with certain exceptions), by virtue of the Transaction and without any action on the part of the parties to the Merger Agreement or the holders of Ordinary Shares of Bioblast, will be converted into the right to receive validly issued, fully paid and non-assessable Ordinary Shares of Bioblast pursuant to an established exchange ratio set forth in the Merger Agreement, which is referred to as the “Exchange Ratio.” This Exchange Ratio may be adjusted for changes in the market price or value of Bioblast’s Ordinary Shares, as further discussed in “-The Merger Agreement - Merger Consideration and Exchange Ratio” beginning on page 42 of this proxy statement.

Share price changes may result from a variety of factors (many of which are beyond our or Enlivex’s control), including the following:

•	changes in Bioblast’s and Enlivex’s respective businesses, operations and prospects, or market assessments;

•	market assessments regarding the likelihood that the Transaction will be completed; and

•	general market and economic conditions and other factors generally affecting the price of Bioblast’s Ordinary Shares or the value of Enlivex’s ordinary shares.

The price of Bioblast’s Ordinary Shares at the closing of the Transaction may vary from the market price on the date the Merger Agreement was executed and on the date of the Meeting. As a result, the dilutive effect of issuance of the Merger consideration to the Enlivex equity-holders will also vary.

There can be no assurance that Bioblast will successfully enter into any Trehalose Transaction or, if it does, that such Trehalose Transaction will ultimately be successful or that any CVR payments will be made.

There are numerous risks and uncertainties associated with the entitlement to payment under the CVR Agreement. Bioblast is currently negotiating potential Trehalose Transactions with third parties. If and when such negotiations are successfully concluded, Bioblast may enter into a transaction for the sale or licensing of the Trehalose program to such third party. Any proceeds that Bioblast receives in connection with a Trehalose Transaction, will be distributed in accordance with the CVR Agreement. If no Trehalose Transaction is entered into within the first anniversary of the closing of the Merger, then Bioblast may continue or terminate the Trehalose program, in its discretion, and is not required to effect any Trehalose Transaction. The CVR will terminate automatically upon such Trehalose program termination.

There can be no assurance that Bioblast will successfully enter into any Trehalose Transaction or, if it does, that such Trehalose Transaction will ultimately be successful or that any CVR payments will be made.

In addition, the CVRs are not freely transferable and will not be registered with the SEC or listed on any securities exchange. Also, the tax consequences regarding the receipt of the CVRs are uncertain, as more fully set forth under “Part II-Questions and Answers About the Merger” starting on page 15 of this proxy statement.

Risks Factors Relating to Enlivex’s Business

As a company operating in a similar regulated industry to Bioblast, Enlivex is generally subject to the same risks that apply to Bioblast’s business as described elsewhere in this Proxy Statement and in Bioblast’s Annual Report on Form 20-F for the year ended December 31, 2017. In addition, the following risk factors set forth certain other risks with respect to Enlivex.

Enlivex has not generated any revenue to date and its future profitability is uncertain.

Enlivex has a limited operating history, and its business is subject to all of the risks inherent in the establishment of a new business enterprise. Enlivex is a clinical stage company and has generated no revenues to date, and there can be no assurance that it will ever generate any revenues. Since Enlivex began its business, it has focused on R&D, and has incurred significant losses since inception. If Enlivex continues to incur operating losses and fails to become a profitable company, it may be unable to continue its operations. Enlivex expects to continue to operate at a net loss for the foreseeable future as it continues its R&D and clinical trials. There can be no assurance that Enlivex will be able to generate revenues from any of its product candidates in the future.

Enlivex needs to raise additional capital to operate its business.

Enlivex is an early stage company focused on development and clinical trials and has generated no revenues to date. For the foreseeable future, Enlivex will have to fund all of its operations and capital expenditures primarily from the net proceeds of future issuances of its securities. Enlivex’s actual capital requirements will depend on many factors. If it experiences unanticipated cash requirements, it may need to seek additional sources of financing, which may not be available on favorable terms, if at all. If it does not succeed in raising additional funds on acceptable terms, it may be unable to complete planned development of its product candidates or obtain the necessary clearances or approvals from regulatory authorities. In addition, Enlivex could be forced to discontinue operations.

Enlivex has a history of losses and it may never achieve or sustain profitability.

Enlivex has incurred substantial losses since its inception, and it may not achieve profitability in the foreseeable future, if at all. For the period from inception (September 2005) to June 30, 2018, Enlivex incurred an accumulated deficit of approximately $13.6 million. Even if Enlivex succeeds in developing its product candidates, it expects to incur substantial net losses and negative cash flows for the foreseeable future due in part to increasing R&D expenses and, ultimately, the expense of any commercialization efforts. As a result, Enlivex will need to generate significant revenues in order to achieve and maintain profitability. Enlivex may not be able to generate these revenues or achieve profitability in the future. Even if it does achieve profitability, Enlivex may not be able to sustain or increase profitability.

Enlivex’s recurring losses from operations have raised substantial doubt regarding its ability to continue as a going concern.

Enlivex expects that it will continue to generate substantial operating losses and to continue to fund its operations primarily through utilization of its current financial resources and through additional raises of capital. Such conditions raise substantial doubts about Enlivex’s ability to continue as a going concern. Enlivex management’s plan includes raising funds from outside investors. However, there is no assurance that such outside funding will be available to Enlivex, will be obtained on favorable terms or will provide Enlivex with sufficient capital to meet its objectives. The Enlivex financial statements do not include any adjustments that might be necessary should Enlivex be unable to continue as a going concern.

If Enlivex fails to obtain the capital necessary to fund its operations, it will be unable to continue or complete development of any of its product candidates.

Enlivex will need to continue to seek capital from time to time to continue the development and, ultimately, commercialization of is product candidates. At June 30, 2018, Enlivex had cash and cash equivalents of approximately $7.0 million. Net cash used in operating activities was approximately $1.4 million and $1.2 million for the six months ended June 30, 2018 and 2017, respectively.

Enlivex believes that it will have sufficient cash to support its operations through June 30, 2019, without taking into account the closing of the Merger. The forecast of the period of time through which Enlivex’s current financial resources will be adequate to support its operations and the costs to support its general and administrative and research and development activities are forward-looking statements and involve risks and uncertainties.

The amount of capital Enlivex may need depends on many factors, including the progress, timing and scope of its product development, including the progress of clinical trials and the time and cost necessary to obtain regulatory clearances or approvals.

Enlivex believes that it will need to raise substantial additional capital to fund its continuing operations and the development and commercialization of its product candidates. Enlivex’s business or operations may change in a manner that could consume available funds more rapidly than anticipated and substantial additional funding may be required to maintain operations, fund expansion, fund R&D, or otherwise respond to competitive pressures and opportunities, such as changes in the regulatory environment. However, Enlivex may not be able to secure additional funding when it needs it or on favorable terms, if at all. If Enlivex cannot raise adequate funds to satisfy its capital requirements, it will have to delay, scale-back or eliminate its R&D activities, participation in clinical trials, commercialization efforts or future operations. It may also be required to obtain funds through arrangements with collaborators, which arrangements may require Enlivex to relinquish rights to certain technologies that it otherwise would not consider relinquishing. Enlivex may further have to license its technology to others. This could result in sharing revenues which it might otherwise retain for itself. Any of these actions may harm Enlivex’s business, future prospects, financial condition and results of operations. Absent sufficient additional financing, Enlivex may be unable to remain a going concern.

Enlivex has a relatively limited operating history upon which to base an investment decision.

Your ability to evaluate Enlivex’s prospects is limited due to its relatively limited operating history and its unproven potential to generate profits. You should evaluate the likelihood of financial and operational success in light of the risks, uncertainties, expenses and difficulties associated with an early-stage life sciences business, many of which may be beyond Enlivex’s control, including:

•	its potential inability to successfully complete development of, and commercialize, any of its product candidates; and
•	its potential inability to comply with current and evolving regulatory requirements, including its inability to obtain the necessary regulatory clearances or approvals.

Enlivex’s operations have been primarily limited to conducting R&D on its product candidates. These operations provide a limited basis for you to assess Enlivex’s ability to develop its product candidates and the advisability of investing in its securities.

Cautionary Statement Concerning Forward-Looking Statements

This proxy statement, including information set forth or incorporated by reference in this document, contains statements that constitute forward-looking information statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding the expected timetable for completing the Transaction, the satisfaction or waiver of any conditions to the Transaction, anticipated benefits, growth opportunities and other events relating to the Transaction, the possibility of entry into a Trehalose Transaction and the probability that the CVRs will yield any consideration to the CVR holders, Bioblast’s plans, objectives and expectations for future operations, including its projected results of operations and statements contained in “-Questions and Answers About the Merger” and “-The Merger” and in statements containing words such as “believes,” “estimates,” “anticipates,” “intends,” “continues,” “contemplates,” “expects,” “may,” “will,” “could,” “should,” or “would” or other similar words or phrases. These statements, which are based on information currently available to Bioblast, are not guarantees and involve risks and uncertainties that could cause actual results to materially differ from those expressed in, or implied by, these statements, including those described under “-Risk Factors” above and in Bioblast’s filings with the SEC that are incorporated herein by reference, including under “Item 3.D. – Risk Factors” in Bioblast’s Annual Report on Form 20-F for the year ended December 31, 2017. We cannot guarantee any future results, including with respect to the Transaction. Readers should not place undue reliance on forward-looking statements. These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this proxy statement or elsewhere, except as required by law.

The Merger

Background of the Merger

The Board and management of Bioblast regularly review Bioblast’s operations, financial performance and industry conditions as they may affect Bioblast’s long-term strategic goals and plans, and consider and evaluate options for enhancing shareholder value as an independent company and alternatives for business combination transactions to enhance shareholder value.

The following chronology sets forth a summary of the material events leading up to the execution of the Merger Agreement.

In August 2014, Bioblast successfully completed its initial public offering, raising gross proceeds of $35 million with the intention of using the proceeds for the clinical development of its Trehalose IV Solution, or Trehalose, study of diseases and general corporate purposes. Bioblast subsequently raised an additional $6.2 million in a registered direct public offering that took place in March 2016.

In June 2016, Bioblast announced that due to its focus on developing Trehalose, it made the decision to streamline its expenditures and downsize its management team. Following this resolution, the employment of the then Chief Executive Officer of Bioblast, Colin Foster, was terminated effective as of June 30, 2016. Mr. Foster maintained his position as a director in Bioblast until he resigned from the Board effective as of August 31, 2017. Mr. Fred Price, the Executive Chairperson of Bioblast, assumed the role of Chief Executive Officer as of July 1, 2016. On August 9, 2016 the shareholders of the Company approved Mr. Price to serve in the dual role of an Executive Chairperson and Chief Executive Officer.

In the first quarter of 2017, in response to a need for financial resources to develop the Trehalose clinical plan, Bioblast explored the possibility of raising funds through an additional public offering of its ordinary shares, and in February 2017, filed a registration statement on Form F-1 with the SEC. In April 2017, Bioblast, following negative market conditions and lack of interest by the market in investing in Bioblast, announced the cancellation of the public offering and withdrew the registration statement.

In April 2017, Bioblast further announced that it received a notice from the Listing Qualifications Department of the Nasdaq advising that Bioblast was not in compliance with Nasdaq’s requirement that listed securities maintain a minimum bid price of $1.00 per share. Bioblast was notified that it had a 180 day period to regain compliance with the minimum bid price requirement. In addition, Bioblast was notified that it did not satisfy the Nasdaq continued listing requirement for companies that are listed on the Nasdaq Global Market which requires that Bioblast maintain a minimum of $10,000,000 in shareholders’ equity. On April 27, 2017, the Company’s Ordinary Shares were removed from trading on the Nasdaq Global Market and commenced trading on the Nasdaq Capital Market.

In June 2017, consequently to Bioblast’s failure to raise funds to finance the development of Trehalose, the Board resolved to retain the services of a financial advisor to assist in executing Bioblast’s business development objectives. Accordingly, Bioblast announced that it had engaged JSB-Partners (the “Advisor”) to serve as the Company’s financial advisor to assist in executing Bioblast’s business development objectives that included selecting potential development and commercial partners for Trehalose, as well as to potentially enter into a merger agreement with a third party.

On July 18, 2017, following a comprehensive review of Bioblast’s business activities, the Board determined that it was in the best interest of Bioblast’s shareholders to further reduce expenses and accordingly all employees, except for the Chief Executive Officer, Chief Financial Officer and Chief Medical Officer, were terminated.

In addition, due to Bioblast’s failure to comply with Nasdaq listing requirements, on August 3, 2017, the Board recommended that Bioblast’s shareholders approve a five to one reverse split of Bioblast’s share capital in order to satisfy the $1.00 minimum bid price requirement for continued listing on the Nasdaq. The reverse split was approved by Bioblast’s shareholders on September 18, 2017 and on September 25, 2017, Bioblast announced that its Ordinary Shares began trading on a split-adjusted basis.

On August 16, 2017, during a meeting of the Board, Bioblast’s management (the “Management”) provided an update regarding the Advisor’s progress in seeking potential partners and M&A opportunities for Bioblast. Management informed the Board that in connection with the process the Advisor had conducted, three primary candidates had shown an interest in executing a transaction with the Company. Company A was a public commercial stage pharmaceutical company, and Companies B and C were both private clinical stage pharmaceutical companies. The Board agreed that engagement with Company B offered the best path forward for Bioblast and its shareholders, and subjected pursuit of any engagement with the performance of adequate due-diligence on all three candidates. On August 31, 2017, during a meeting of the Board, Management presented the results of the due diligence to the Board, pursuant to which it was decided not to pursue transactions with Companies A and C.

Effective as of August 31, 2017, Dr. Ralf Rosskamp and, as mentioned above, Mr. Foster, resigned from their positions as directors of the Company. In addition, on that date the then Chief Financial Officer of the Company, Mr. Chaime Orlev, left the Company.

On September 26, 2017, during a meeting of the Board, Management informed the Board of the completion of due diligence on Company B and presented the Board a proposed term sheet for an M&A transaction for the sale of Bioblast. The Board thereafter authorized Mr. Fred Price, Bioblast’s Chief Executive Officer and Executive Chairperson at the time, to move forward with the proposed transaction with Company B, and enlisted an independent financial advisor to prepare a fairness opinion with regards to the proposed transaction, which was presented to the Board on January 31, 2018.

On September 29, 2017, Bioblast signed a non-binding term sheet with Company B relating to a proposed M&A transaction, as previously discussed by the Board.

On February 21, 2018, during a meeting of the Board, Management noted that it had been almost five months since the signing of the non-binding term sheet with Company B, significantly exceeding the envisioned time frame. Management further noted Bioblast and its counsels’ frustration with Company B in its dealings with Company B and with the length of time it was taking for document production and the process of negotiating such documents. As a result of the stand-still in the dealings with Company B, the Board authorized Mr. Price to terminate the term sheet and negotiations if he deemed necessary.

In addition, Management notified the Board that the Advisor had received a number of communications with respect to licensing or asset purchase agreements for Trehalose. Mr. Price noted that one of these was initiated by a private clinical stage pharmaceutical company, which reached out to him several times since June 2017. Mr. Price indicated that if Company D agreed to a non-exclusivity limitation, he would speak to its chief executive officer and determine Company D’s interest in negotiating an asset purchase or licensing agreement for Trehalose and its ability to close such a deal within a short period of time.

On March 5, 2018, during a meeting of the Board, Management notified the Board of Bioblast’s commencement of negotiations and progress with regards to the proposed transaction with Company B, in light of the recent inclusion of two new and reputable funds which may provide financing to Company B. The Board agreed that the proposed transaction with Company B should take precedence, and that the proposed transaction with Company D presented a good back-up plan to Company B, expressing certain concerns with Company B’s ability to close the transaction in light of past experience.

On March 22, 2018, the Board met in order to decide whether to enter into definitive transaction agreement with Company B. However, the Board realized that Company B had not secured financing for the proposed transaction. Accordingly, the Board decided to terminate the negotiations with Company B and to focus on negotiations with Company D and other potential opportunities.

On April 11, 2018, the Board authorized Mr. Price to sign a term sheet with Company D. Pursuant to the Board’s decision, on May 12, 2018, Bioblast signed a term sheet with Company D and granted it 30 days’ exclusivity.

On April 4, 2018, Mr. Ran Nussbaum notified the Company of his resignation from his position as a director of the Company.

On June 12, 2018, during a meeting of the Board, Management presented several possible strategic avenues for Bioblast, to act as alternatives should the proposed transaction with Company D not occur due to its lack of investors or any other reason. Management presented the Board the acquisition terms as proposed by Company E, another private clinical-stage pharmaceutical company, although the Board did not deem a transaction with Company E to be advantageous to Bioblast and did not authorize Bioblast’s commencement of negotiations.

On June 18, 2018, the Board agreed to accord Company D with a 30 day extension of exclusivity, pursuant to the proposed transaction’s term sheet.

On June 28, 2018, during a meeting of the Board, Management notified the Board of an unsolicited proposal made by Company F, another private clinical-stage pharmaceutical company.

On July 23, 2018, during a meeting of the Board, Management indicated that proceedings with regards to the potential deal with Company F were moving extremely slowly. Further, Management indicated that Mr. Ran Nussbaum, a former director of Bioblast, recommended that Bioblast should reach out to Enlivex, a private Israeli clinical stage immunotherapy company, which was in the process of looking to acquire a public company with minimal operations. The Board agreed that it was in Bioblast’s best interest to reach out to Enlivex and discuss a possible deal.

In addition, Mr. Price indicated that he would tender his resignation as Bioblast’s Chief Executive Officer and Executive Chairperson effective July 31, 2018, and that Dr. Dalia Megiddo, Bioblast’s co-founder, will remain on the Board and will serve as interim Chief Executive Officer.

On July 26, 2018, Bioblast announced that it was still diligently seeking a commercial partner and M&A opportunities and disclosed the termination of the employment of Mr. Price as Chief Executive Officer and Executive Chairperson and of Dr. Warren Wasiewski as Chief Medical Officer, as part of Bioblast’s restructuring. In connection with the restructuring, all existing directors, with the exception of Dr. Megiddo, tendered their resignation and the following were appointed to serve as members of the Board alongside Dr. Megiddo: Messrs. Gili Cohen, Eyal Gibor, Tomer Yossef and Ran Weinstock (all of whom qualify as independent directors under applicable Nasdaq rules). This change in the Board took effect on July 31, 2018.

On August 12, 2018, the Board, in its new composition, received an overview of the financial situation of the Company, reflecting net cash of less than $500,000. Management provided projections as to the length of time such funds will suffice to continue the Company’s operations. Management also indicated that due to the fact that Bioblast’s liabilities were significantly lower than its cash, in the event that Bioblast indeed ceased its business activity, after repaying all commitments and liabilities, it would remain with some cash on hand.

Management explained that due to Bioblast’s current financial situation, they had formulated two possible courses of action going forward – licensing or selling Bioblast’s proprietary technology and a sale of Bioblast as a company with minimal operating activities.

Pursuant to the course of action taken following the Board’s decision of July 23, 2018, Company management discussed an offer made by Enlivex proposing a reverse merger with Bioblast based on its pre-money valuation and Bioblast’s share price based on a volume-weighted-average and provided an overview of Enlivex’s activities.

Management mentioned that Company B ended up completing a reverse merger with another company instead, but had recently made an offer to purchase or license Bioblast’s Trehalose project.

With regard to the negotiations with Company D concerning the sale of the Trehalose program, Management notified the Board that the deal would not likely happen due to the fact that its chief executive officer had taken ill and had not been in touch for a number of weeks, but Management noted that in the event that Company D managed to raise significant capital then the window of opportunity would remain open. The Board discussed the idea of licensing or selling Bioblast’s assets under a CVR agreement.

On August 27, 2018, the Board authorized Dr. Megiddo to enter into a term sheet with Enlivex with respect to a reverse merger and the related sale of the Trehalose program to a third party where potential proceeds will be distributed to the Bioblast pre-closing shareholders.

On September 6, 2018, the Board approved the term sheet with Enlivex and authorized Dr. Megiddo to conclude the negotiations of the term sheet, and to execute the term sheet on the Company’s behalf. On September 9, 2018, the term sheet was signed.

On October 5, 2018, Bioblast received the first draft of the Merger Agreement from Enlivex.

On October 18, 2018, the Company and Enlivex and their respective counsels held a full day meeting at the offices of Enlivex’s legal advisor, during which the parties discussed and negotiated the material terms of the proposed transaction.

On November 5, 2018, the Board convened to receive a presentation from Mr. Novik, Executive Chairperson of Enlivex, and Ms. Shachar Shlosberger, Chief Financial Officer of Enlivex, who gave an overview of the transaction and legal implications thereof and other matters pertaining to the proposed transaction.

On November 13, 2018, the Board discussed negotiations with Company D relating to the purchase of the Company’s Trehalose IP and authorized Dr. Megiddo to proceed with negotiations. In addition, the Board was presented with a fairness opinion by Mr. Tzach Kasuto, a representative of Beta Finance T.Y.S. Ltd. (“Beta Finance”), a financial advisory company engaged by Bioblast in October 2018 for the purposes of evaluating the fairness of the Transaction, with regards to the proposed transaction with Enlivex and further discussed the proposed transaction with Enlivex and the CVR Agreement, concurrently approving both. In addition, the Board authorized a reverse share split and increase of the Company’s share capital, change of the Company’s name, re-election of currently serving directors, Dr. Megiddo’s and Mr. Oren Elmaliah’s terms of compensation and confirmed the approval of the purchase of run-off directors’ and officers’ insurance.

On November 19, 2018, the parties signed the Merger Agreement, and Bioblast issued a press release announcing the Transaction.

Reasons for the Merger

The Board considered the following factors in reaching its conclusion to approve the Merger Agreement and to recommend that the Bioblast shareholders approve Item No. 1, all of which the Board viewed as supporting its decision to approve entry into the Merger Agreement with Enlivex:

•	Enlivex is engaged in the immunotherapeutic field, which is an attractive field, in part due to its promise to address significant unmet medical needs in life threatening diseases such as Sepsis and Graft-versus-host disease (“GvHD”);

•	the proposed valuation for Bioblast offers a premium to both Bioblast’s current market capitalization and Bioblast’s current and expected net cash position given that Bioblast shareholders would be the primary beneficiaries of any potential future income from the Trehalose program, and is better than valuations provided by other merger candidates that were evaluated by the Board;

•	the proposed valuation of Enlivex is attractive relative to comparable and similar transactions and other companies in the immunotherapeutic field;

•	Allocetra™, has potential to be applied to several other major medical needs such as solid tumors;

•	the Allocetra™ platform is distinct from other immuno-therapeutic approaches and offers the potential to reset the immune system in multiple disorders in which there is over expression of cytokines;

•	Enlivex’s internal research and development programs have the potential to generate meaningful value because they target diseases where there are no or limited treatment options, and thus there is potential to capture large market share with premium pricing;

•	Enlivex’s multiple development programs offer (i) multiple “shots on goal” and diversify the risk of any one program, and (ii) multiple potential value-creating milestones over the next 24 months;

•	the selection of Enlivex as a merger candidate was reached after an extensive strategic process that Bioblast conducted, partially with the assistance of JSB-Partners; and

•	the opinion of Beta Finance delivered to the Board to the effect that, as of November 13, 2018 and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in the opinion, the Exchange Ratio was fair to the Bioblast shareholders, from a financial point of view.

The Board also reviewed the recent financial condition, results of operations and status of the Bioblast development programs, including:

•	the lack of success in raising funds for the continued development of the Trehalose programs in the last two years;

•	the difficulty Bioblast would have obtaining the amount of funding required to meaningfully progress;

•	risks associated with continuing to operate Bioblast on a stand-alone basis, including the need to rebuild infrastructure and management to continue its operations;

•	the results of substantial efforts made over a significant period of time by Bioblast’s management and financial advisors to solicit strategic alternatives for Bioblast to the Merger, including the discussions that Bioblast management and the Bioblast Board had during 2017 and 2018 with other potential merger candidates; and

•	the projected minimal liquidation value of Bioblast and the risks, costs and timing associated with liquidating compared to the value Bioblast shareholders will receive in the merger.

The Board also reviewed the terms of the Transaction and associated transactions, including:

•	the Exchange Ratio used to establish the number of Ordinary Shares of Bioblast to be issued in the Merger is based on the relative valuations of the companies, and thus the relative percentage ownership of Bioblast shareholders and Enlivex shareholders immediately following the closing of the Transaction is fair and is aligned with the market valuation of Bioblast;

•	the CVR Agreement will enable the Bioblast shareholder representative to oversee the licensing or sale of the Trehalose assets and monitor the transfer of any funds to Bioblast shareholders at the applicable record date;

•	the limited number and nature of the conditions to Enlivex’s obligation to consummate the Merger, the relative limited risk of non-satisfaction of such conditions and the likelihood that the Transaction will be consummated on a timely basis; and

•	the belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

In the course of its deliberations, the Board also considered a variety of risks and other countervailing factors related to entering into the Transaction, including:

•	the potential dilution to the shareholders of Bioblast in connection with the consummation of the Transaction;

•	potential adverse tax implications on Bioblast and its shareholders;

•	questions regarding Enlivex’s management having necessary expertise and suitability to lead a public company, given that Enlivex has operated as a private company since its inception;

•	the termination fee of $250,000 payable by the Company upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to Bioblast shareholders;

•	the substantial expenses to be incurred in connection with the Transaction, including the costs associated with any merger related litigation;

•	the possible volatility, at least in the short term, of the trading price of the Bioblast shares resulting from the announcement of the Transaction;

•	the possibility of any suit, action or proceeding with respect to the Transaction;

•	the risk that the Transaction might not be consummated in a timely manner or at all and the potential adverse effect of the public announcement of the Transaction or on the delay or failure to complete the Transaction on the reputation of Bioblast;

•	the risk that Enlivex’s undertaking to raise additional capital through a Concurrent Private Offering as part of the conditions under the Merger Agreement will further unduly dilute current Bioblast shareholders’ ownership interests;

•	the risk that there is no assurance that any payment will be made under the CVR Agreement;

•	the risk to the business of Bioblast, operations and financial results in the event that the Transaction is not consummated, including the diminution of Bioblast’s cash and its likely inability to raise additional capital through the public or private sale of equity securities; and

•	various other risks associated with the combined company and the Transaction, including those described in “Risk Factors” beginning on page 24 of this proxy statement.

The foregoing information and factors considered by the Board are not intended to be exhaustive but are believed to include all of the material factors considered by the Board. In view of the wide variety of factors considered in connection with its evaluation of the Transaction and the complexity of these matters, the Board did not find it useful and did not attempt to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Board may have given different weights to different factors. The Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, the Bioblast management team and the legal and financial advisors of Bioblast, and considered the factors overall to be favorable to, and in support of, its unanimous determination.

Interests of Certain Persons in the Merger

The Board does not believe there to be any material interests of any member of the Board or any executive officers of Bioblast with respect to the Transaction that may be different from, or in addition to, interests you may have as a Bioblast shareholder. It should be noted that while Dr. Megiddo, the current interim Chief Executive Officer and a member of the Board will serve as the Holders’ Representative under the CVR Agreement, she is not expected to receive any remuneration other than reimbursement of her expenses for acting in such capacity.

Opinion of the Financial Advisor to the Board

Pursuant to an engagement letter dated October 2018, Bioblast retained Beta Finance to provide certain services in connection with the Transaction and the transactions contemplated by the Merger Agreement and to render an opinion to Bioblast’s Board as to the fairness, from a financial point of view, of the Transaction and the transactions contemplated by the Merger Agreement to Bioblast’s shareholders, in consideration of $9,500 + VAT. On November 13, 2018, Beta Finance rendered its opinion, dated November 12, 2018 (the “Opinion”) to Bioblast’s Board, that, as of the date of such Opinion, and based upon the various assumptions, qualifications and limitations set forth therein, that the Transaction and the transactions contemplated by the Merger Agreement were fair, from a financial point of view, to Bioblast’s shareholders. The financial analysis performed under the Opinion was based on such valuation methodology as the Cost Approach (including net asset value and replacement costs, the Market Approach (including the multiple method – P/E ratio, equity multiple and EBITDA/non-EBITDA and the sales comparison approach), the Income Approach (including discounted cash flow and direct capitalization), cash flow projections and the discount rate estimations.

The full text of the written Opinion of Beta Finance Ltd., dated November 12, 2018, is attached as Annex C to this proxy statement and is incorporated by reference. Bioblast encourages Bioblast’s shareholders to read the Opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Beta Finance. Beta Finance provided its Opinion for the sole benefit and use of Bioblast’s Board in its consideration of the Transaction and the other transactions contemplated by the Merger Agreement. Beta Finance’s Opinion is not a recommendation to any shareholder as to how to vote with respect to the proposed Transaction or the other transactions contemplated by the Merger Agreement or to take any other action in connection with the Transaction or otherwise.

In connection with its Opinion, Beta Finance took into account an assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuations generally and, among other things:

•	Reviewed and analyzed a draft of the Merger Agreement, which was the most recent draft made available to Beta Finance prior to delivery of its Opinion;

•	Discussed with certain members of the management of Enlivex the historical and current business operations, financial condition and prospects of Enlivex;

•	Reviewed and analyzed Enlivex Financial reports as of June 2018 and December 2017;

•	Reviewed and analyzed the terms of Enlivex’s C preferred round of financing started on September 2018;

•	Reviewed and analyzed Enlivex’s Investors presentation from October 2018;

•	Reviewed and analyzed data presented to Beta Finance by Enlivex management (specifically, data regarding the costs and timelines of proposed clinical trials);

•	Reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as Beta Finance deemed relevant for the purposes of its Opinion;

•	Reviewed certain pro forma financial effects of the Transaction; and

•	Took into account Beta Finance’s experience in other transactions, as well as its experience in securities valuations and Beta Finance’s general knowledge of the industries in which Bioblast and Enlivex operate.

In conducting its review and arriving at its Opinion, Beta Finance, with the consent of Bioblast, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to Beta Finance by Bioblast and Enlivex, or which is publicly available or was otherwise reviewed by Beta Finance. Beta Finance did not take any responsibility for the accuracy, completeness or reasonableness of, or independent verification of such information. Beta Finance relied upon, without independent verification, the assessment of management of Bioblast and Enlivex as to the viability of, and risks associated with, the current and future products and services of Enlivex (including without limitation, the development, testing and marketing of such products and services, the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof, and the life and enforceability of all relevant patents and other intellectual and other property rights associated with such products and services). In addition, Beta Finance did not conduct, or assume any obligation to conduct, any physical inspection of the properties or facilities of Bioblast or Enlivex.

The summary set forth above does not purport to be a complete description of all the analyses performed by Beta Finance. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. In performing its analyses, Bioblast made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Bioblast and Enlivex. These analyses performed by Beta Finance are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of Bioblast, Enlivex, Beta Finance or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Beta Finance and its Opinion were among several factors taken into consideration by Bioblast’s Board in making its decision to enter into the Merger Agreement and should not be considered as determinative of such decision.

Beta Finance was selected by Bioblast’s Board to render an Opinion to Bioblast’s Board because Beta Finance is an experienced and recognized firm and because, as part of its business, Beta Finance is continually engaged in the valuation of businesses and their securities in connection with mergers, investments and other transactions. In the three years preceding the date hereof, Beta Finance has not had a relationship with Bioblast and has not received any fees from Bioblast, other than as provided for above. In the three years preceding the date hereof, Beta Finance has not had a relationship with Enlivex and has not received any fees from Enlivex.

Material Tax Consequences of the Merger

Israeli Income Tax Consequences

The following is a summary discussion of certain Israeli income tax considerations in connection with the Transaction. The following summary is included for general information purposes only, is based upon current Israeli tax law and should not be conceived as tax advice to any particular holder of Ordinary Shares. No assurance can be given that the analysis made and the views contained in this summary as well as the classification of the transaction for Israeli tax purposes as set forth below will be upheld by the tax authorities, nor that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of Ordinary Shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

Under the terms of the Transaction, it is intended that Enlivex will merge with and into the Company, with Enlivex surviving the merger as a wholly owned subsidiary of the Company.

As explained above, as part of the Transaction, the Parties have agreed that each of the current shareholders of the Company, would be entitled to receive, at the date of the closing or shortly after, one Contingent Value Right (CVR) with respect to each Ordinary Share of the Company such person owns at a date shortly before the closing of the Transaction, all under the provisions stipulated in the CVR Agreement. In general the CVR Agreement provides that each issued CVR would entitle its holder to receive a conditional and uncertain consideration provided that Bioblast would sell or license its Trehalose product candidate, which is owned by Bioblast prior to the Merger Transaction, to a third party (the "Sale Agreement").

It should be specifically noted, that currently there is no such outstanding Sale Agreement, and as stipulated in the CVR Agreement, a representative member of the CVR holders would be authorized to negotiate on behalf of Bioblast such a Sale Agreement for a period of no more than 12 months from the closing date of the MergerAgreement. Only upon the closing of such a Sale Agreement, the CVR holders would be entitled to receive consideration equal to the net consideration of such a sale (whether said consideration would be paid in cash or in cash equivalent), and up to an aggregate amount of $20 Million, and in the event the net consideration would exceed this amount, the excess consideration would be distributed equally between the CVR holders and Bioblast. At the end of the 12 month period from the Closing date, Bioblast shall be entitled to cease all efforts to reach a Sale Agreement.

Although there is no specific Israeli legislation regarding the taxation of a CVR, following legal advice from our Israeli legal advisors, there are two alternatives in which the Israeli Tax Authority (the “ITA”) may view the grant of the CVRs to the current shareholders if the Company, as follows:

1.       CVR as payment of Dividend – Since none of the Company’s shareholders receiving the CVRs will sell any of their shares in the Company in consideration of receipt of the CVRs, the issued CVRs may be considered as a payment of dividend at the hands of the current shareholders of the Company for Israeli income tax purposes.

2.       CVR as consideration of a sale of the control premium in the Company – Alternatively, since the current shareholders of the Company will, in fact, be diluted as part of the Transaction, the current shareholders of the Company may be considered as if they sold their control premium in the Company and received, as a consideration, the proposed CVRs. Under current Israeli domestic tax law, this transaction should generally constitute a taxable sale of an asset by the current shareholders of the Company for Israeli income tax purposes. The Company intends to submit a ruling application to the ITA seeking to defer the tax event from the date of the grant of the CVR to later dates in which payment of actual consideration under the CVR Agreement is made to the CVR holders. Under this tax deferral mechanism, due to the contingent component in the CVR, it may be permitted to report gain/loss on the date of the closing of the Transaction but pay taxes or claim losses when the milestones are actually met and the CVR holders shall have received actual consideration. Timing for receipt of ITA’s approval for this application (if approved) is outside of the control of the Company.

HOLDERS OF ORDINARY SHARES AND/OR CVRs SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR ISRAELI TAX CONSEQUENCES OF THE TRANSACTION APPLICABLE TO THEM.

Lock-Up Agreements

Two shareholders of Bioblast, constituting 505,802 Ordinary Shares of Bioblast, or approximately 15% of Bioblast’s outstanding share capital as of the date of this proxy statement, have agreed during the period commencing on the effective time of the Transaction and ending 180 days after the closing date of the Transaction (the “Restricted Period”), not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Bioblast Ordinary Shares, or any securities convertible into or exercisable or exchangeable for Bioblast Ordinary Shares.

In addition, one shareholder of Bioblast, constituting 662,285 Ordinary Shares of Bioblast, or approximately 19.7% of Bioblast’s outstanding share capital as of the date of this proxy statement, has agreed during the period commencing on the effective time of the Transaction and ending 180 days after the closing date of the Transaction, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Bioblast Ordinary Shares, or any securities convertible into or exercisable or exchangeable for Bioblast Ordinary Shares. Notwithstanding the applicable Restricted Period, during the 90-day period commencing on the closing date of the Transaction, such shareholder may (i) sell or otherwise transfer up to 25% of the shareholder’s Ordinary Shares; and (ii) during the 90-day period commencing on the 91st day immediately following the closing date of the Transaction, such shareholder may sell or otherwise transfer up to 25% of the shareholder’s Ordinary Shares; provided that in no event may such shareholder sell or otherwise transfer, on any single day, a number of the shareholder’s Ordinary Shares in excess of 5.0% of the then-current average daily trading volume of Bioblast Ordinary Shares.

Nasdaq Stock Market Listing

Bioblast has filed an initial listing application for the combined company with The Nasdaq Capital Market. If such application is accepted, Bioblast anticipates that the Ordinary Shares of the combined company will be listed on The Nasdaq Capital Market following the closing of the Transaction under the trading symbol ENLV.

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement but does not describe all of the terms of the Merger Agreement. The following description does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached to this proxy statement as Annex A and is incorporated by reference herein. You should refer to the full text of the Merger Agreement for details of the Transaction and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Bioblast and Merger Sub, on the one hand, and Enlivex, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the sole benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating the risk among the parties. In addition, the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules exchanged by the parties in connection with the signing of the Merger Agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. You should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Bioblast, Enlivex or Merger Sub. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Bioblast’s public disclosures, except to the extent required by law.

Structure

Under the Merger Agreement, Merger Sub will merge with and into Enlivex. Enlivex will be the surviving corporation of the Merger, and will be a wholly owned subsidiary of Bioblast. Bioblast will change its name to Enlivex Therapeutics Ltd.

Completion and Effectiveness of the Merger

The Transaction will be completed as promptly as practicable after all of the conditions to completion of the Transaction are satisfied or waived, including the approval of the shareholders of Bioblast and Enlivex, as applicable. Bioblast and Enlivex are working to complete the Transaction as quickly as practicable. The Transaction is anticipated to close during the first quarter of 2019. However, Bioblast and Enlivex cannot predict the exact timing of the completion of the Transaction because it is subject to various conditions. The Merger will be effected upon the issuance by the Israeli Registrar of Companies of the Certificate of Merger in accordance with Section 323(5) of the Companies Law.

Merger Consideration and Exchange Ratio

Merger Consideration

At the effective time of the Transaction, upon the terms and subject to the conditions set forth in the Merger Agreement:

•	all outstanding shares of Enlivex, other than Enlivex ordinary shares and any dormant shares, shall, in accordance with the Enlivex Articles, be converted into Enlivex ordinary shares;

•	each Enlivex ordinary share (other than any dormant share) shall be deemed transferred to Bioblast for no consideration other than the right to receive that number of fully paid and non-assessable Bioblast Ordinary Shares equal to the Exchange Ratio as described below; and

•	each Enlivex share that immediately prior to the effective time of the Transaction is considered a dormant share under Israeli law shall at the effective time of the Transaction, and without any further action on the part of Bioblast, Merger Sub, Enlivex or any shareholder of Enlivex, be cancelled and retired and shall cease to exist and no payment shall be made in respect thereof.

Exchange Ratio

The Exchange Ratio is calculated using a formula intended to allocate to existing Enlivex equity-holders (on a fully-diluted basis) a percentage of the combined company’s share capital following completion of the Transaction. Based on the estimates set forth above and certain other assumptions, following the completion of the Transaction, Enlivex shareholders would own approximately 96% of the Ordinary Shares of the combined company on a fully diluted basis and Bioblast shareholders would own 4% of the Ordinary Shares of the combined company on a fully diluted basis. However, the percentage that the existing Bioblast shareholders will actually own in the combined company may be reduced in accordance with the formula described below under the bullet point titled ‘Bioblast Percentage’.

The Exchange Ratio formula is the quotient, calculated to the nearest 1/10,000 of a share, of (x) the Merger Shares divided by (y) the number of issued and outstanding Enlivex ordinary shares as of immediately prior to the effective time of the Transaction (which, for the avoidance of doubt (a) takes into account the number of Enlivex ordinary shares issuable upon exercise of Enlivex options, which will be assumed by Bioblast in accordance with the Merger Agreement and (b) includes all Enlivex ordinary shares issuable upon conversion of all Enlivex preferred shares, which conversion shall have occurred immediately prior to the effective time of the Transaction in accordance with the Enlivex Articles).

The following terms have the following meanings as they relate to the Exchange Ratio formula:

•	Adjusted Outstanding Bioblast Shares means the number of shares equal to the sum of the immediately following clauses (1) and (2), as adjusted pursuant to the immediately following clause (3):

1.	the total number of Bioblast Ordinary Shares outstanding immediately prior to the effective time of the Transaction; plus

2.	the total number of Bioblast Ordinary Shares represented by (i) warrants to purchase equity interests of Bioblast and (ii) Bioblast options, in each case outstanding immediately prior to the effective time of the Transaction, determined using the treasury stock method.

3.	To the extent included in the immediately preceding clauses (1) and (2), Adjusted Outstanding Bioblast Shares shall exclude Bioblast Ordinary Shares issued in a Concurrent Private Offering and Bioblast Ordinary Shares underlying warrants issued in a Concurrent Private Offering.

•	Bioblast Market Cap means the Adjusted Outstanding Bioblast Shares multiplied by the VWAP (as reported by Nasdaq or Bloomberg LP) of the Bioblast Ordinary Shares for the 45 days immediately preceding (and excluding) the closing date of the Transaction.

•	Minimum Valuation means the sum of $100 million plus the gross proceeds to Enlivex from the Series C Financing.

•	Bioblast Percentage means 4%; provided, that, if the product of (x) the Bioblast Market Cap divided by 4% multiplied by (y) 96% is less than the Minimum Valuation, then the Bioblast Percentage shall be equal to the quotient (expressed as a percentage rather than as a decimal) of (x) the Bioblast Market Cap divided by (y) the sum of the Minimum Valuation plus the Bioblast Market Cap.

•	Enlivex Percentage means 100% minus the Bioblast Percentage.

•	Merger Shares means the total number of Bioblast Ordinary Shares to be issued in the Transaction, determined as follows: (a) the Enlivex Percentage (expressed as a number rather than a percentage by dividing the Enlivex Percentage by 100) multiplied by (b) the quotient of (x) the Adjusted Outstanding Bioblast Shares divided by (y) the Bioblast Percentage (expressed as a number rather than a percentage by dividing the Bioblast Percentage by 100).

Fractional Shares

No fractional Bioblast Ordinary Shares will be issued in connection with the Transaction as a result of the conversion of Enlivex shares, and no certificates or scrip for any such fractional shares shall be issued. Any number of Bioblast Ordinary Shares to be received by a holder of Enlivex ordinary shares who would otherwise be entitled to receive a fraction of a Bioblast Ordinary Share (after aggregating all fractional Bioblast Ordinary Shares issuable to such holder) will be rounded up to the nearest whole number of Bioblast Ordinary Shares.

Enlivex Stock Options and Enlivex Warrants

At the effective time of the Transaction, each outstanding Enlivex option that is unexercised immediately prior to the effective time of the Transaction, whether or not vested, will be assumed by Bioblast, and shall continue in full force and effect, containing the same terms, conditions, vesting and other provisions, except that each Enlivex option shall be exercisable for such number of Bioblast Ordinary Shares and at such exercise price as determined by (i) multiplying the number of Enlivex ordinary shares for which such Enlivex option may be exercised (assuming the vesting of the entirety of such Enlivex option) by the Exchange Ratio, which number will be rounded up to the nearest whole number of Bioblast Ordinary Shares and (ii) dividing the per-share exercise price of such Enlivex option by the Exchange Ratio, rounded up to the nearest whole cent (if the quotient results in a fraction of 0.005 or greater) or down to the nearest whole cent (if the quotient results in a fraction of 0.004 or less). To the extent any Enlivex option is intended to be exempt from or compliant with Section 409A of the Code, the assumption of such Enlivex option by Bioblast shall be done so that the option remains exempt from or compliant with Section 409A of the Code.

Prior to the effective time of the Transaction, Enlivex shall ensure that no Enlivex warrant (whether vested or unvested) shall be assumed by, continued in effect, or replaced by Bioblast, Enlivex or the surviving company pursuant to or in connection with the Transaction and each Enlivex warrant (whether vested or unvested) shall either be exercised for the issuance of Enlivex ordinary shares prior to the effective time of the Transaction or shall otherwise terminate and be cancelled as of the effective time of the Transaction.

Representations and Warranties

The Merger Agreement contains customary representations and warranties made by Bioblast, Merger Sub and Enlivex relating to their respective businesses, as well as other facts pertinent to the Transaction. These representations and warranties are subject to materiality, knowledge and other similar qualifications and expire at the effective time of the Transaction, as further described below. The representations and warranties of each of Bioblast, Merger Sub and Enlivex have been made solely for the benefit of the other parties and those representations and warranties should not be relied on by any other person. In addition, those representations and warranties may be intended not as statements of actual fact, but rather as a way of allocating risk among the parties, may have been modified by the disclosure schedules delivered in connection with the Merger Agreement, are subject to the materiality standard described in the Merger Agreement, which may differ from what may be viewed as material by you, will not survive completion of the Transaction and cannot be the basis for any claims under the Merger Agreement by the other parties after termination of the Merger Agreement, and were made only as of the date of the Merger Agreement or another date as is specified in the Merger Agreement.

Enlivex made a number of representations and warranties to Bioblast and Merger Sub in the Merger Agreement, including representations and warranties relating to the following matters:

•	corporate organization;

•	capitalization;

•	authority; no violation;

•	consents and approvals;

•	reports;

•	financial statements;

•	advisors’ fees;

•	absence of certain changes or events;

•	legal proceedings;

•	taxes and tax returns;

•	employee benefit plans; employees;

•	internal control;

•	compliance with laws; licenses;

•	material contracts;

•	environmental liability;

•	takeover laws;

•	Enlivex information;

•	affiliate transactions;

•	intellectual property;

•	title to assets;

•	real property; leasehold;

•	compliance with laws; regulatory compliance;

•	anti-corruption laws;

•	insurance;

•	books and records;

•	grants and subsidies;

•	exclusivity of representations; reliance; and

•	inapplicability of Section 328 of the Companies Law; no controlling shareholder.

Bioblast and Merger Sub made a number of representations and warranties to Enlivex in the Merger Agreement, including representations and warranties relating to the following subject matters:

•	corporate organization;

•	capitalization;

•	authority; no violation;

•	consents and approvals;

•	reports;

•	financial statements;

•	advisors’ fees;

•	absence of certain changes or events;

•	legal proceedings;

•	taxes and tax returns;

•	employee benefit plans;

•	internal control;

•	compliance with laws; licenses;

•	material contracts;

•	environmental liability;

•	takeover laws;

•	affiliate transactions;

•	intellectual property;

•	title to assets;

•	real property; leasehold;

•	compliance with laws; regulatory compliance;

•	anti-corruption;

•	fairness opinion;

•	insurance;

•	books and records;

•	grants and subsidies; and

•	exclusivity of representations; reliance.

Significant portions of Enlivex’s and Bioblast’s representations and warranties are qualified as to “materiality” or “material adverse effect.” Under the Merger Agreement, a material adverse effect with respect to any person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, governmental entity or other entity (a “Person”), means any event, violation, inaccuracy, circumstance, developments or other matters (a “Change”) that, individually or in the aggregate, and regardless of whether or not such Change constitutes a breach of the representations or warranties made by such Person, (a) have, or are reasonably expected to have, a material adverse effect on the business, properties, assets (including intangible assets), condition (financial or otherwise), prospects, capitalization, liabilities, financial condition or results of operations of such Person and its subsidiaries, taken as a whole, excluding any effect that results from or arises in connection with (i) changes in general economic or political conditions or the securities market in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts, natural disasters or otherwise) to the extent they do not disproportionately affect such Person and its subsidiaries, taken as a whole; (ii) changes in or affecting the industries in which such Person operates to the extent they do not disproportionately affect such Person and its subsidiaries, taken as a whole, in any material respect; (iii) changes in generally accepted accounting principles in the United States (“GAAP”) or applicable law; and (iv) changes, effects or circumstances resulting from the announcement or pendency of the Merger Agreement (including such changes or effects on relationships, contractual or otherwise, with customers, suppliers, manufacturers, distributors, partners or employees), or (b) prevent or materially delay the ability of such Person to consummate the Transaction.

Covenants; Conduct of Business Pending the Merger

During the period commencing on the date of the Merger Agreement and ending at the earlier of the date of termination of the Merger Agreement and the effective time of the Transaction, except as required by law, as expressly contemplated or permitted by the Merger Agreement, each of Bioblast and Enlivex will, and will cause each of their respective subsidiaries to (a) conduct its business solely in the ordinary course of business, (b) keep available the services of current officers and employees and (c) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships.

Enlivex also agreed that prior to the earlier of termination of the Merger Agreement and the effective time of the Transaction, subject to certain limited exceptions set forth in the Merger Agreement, without the prior written consent of Bioblast, Enlivex would not and would not permit any of its subsidiaries to:

•	incur any indebtedness in excess of $500,000 in the aggregate, or make any loan or advance to any Person (other than advances of expenses to employees in the ordinary course of business) or enter into any swap or hedging transaction;

•	make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any of its equity interests, except forfeitures and cashless settlements in connection with Enlivex options or Enlivex warrants outstanding as of the Merger Agreement;

•	other than the issuance of Enlivex’s series C preferred shares pursuant to its contemplated pre-Transaction financing, reclassify, combine, split, subdivide or issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien (i) any equity interests of Enlivex or any Enlivex voting debt or (ii) any rights that are linked in any way to the price of any share capital of, or to the value of or of any part of, or to any dividends or distributions paid on any share capital of, Enlivex, except pursuant to the exercise of Enlivex options or Enlivex warrants outstanding as of the date of the Merger Agreement;

•	(i) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets in any transaction or series of transactions to any Person other than Enlivex, other than in the ordinary course of business consistent with past practice, or (ii) cancel, release or assign to any such Person any material indebtedness or any material claim held by Enlivex, other than in the ordinary course of business consistent with past practice;

•	enter into any new line of business;

•	settle any claim, action or proceeding if such settlement would require any payment by Enlivex of an amount in excess of $200,000 individually or $400,000 in the aggregate, or would obligate Enlivex to admit any wrongdoing, to grant any material rights (other than agreement to pay the cash settlement amount agreed upon), to take any material action or impose any material restrictions or material liabilities on the business of Enlivex, or would not provide Enlivex with a full release from any and all liability arising in connection with any such claim, action or proceeding;

•	directly or indirectly make, or agree to directly or indirectly make, any acquisition or investment either by merger, consolidation, purchase of stock or securities, contributions to capital, property transfers, or by purchase of any property or assets of any other Person;

•	amend Enlivex Articles in a manner that would reasonably be expected to prevent or hinder or delay the consummation of the Transactions;

•	(x) implement or adopt any material change in its tax accounting or financial accounting policies, practices or methods, other than as may be required by applicable law or GAAP or regulatory guidelines or (y) make, change or revoke any material tax election;

•	fail to keep or cause to be kept its material existing insurance policies (or substantial equivalents) in such amounts substantially as in force as of the date hereof;

•	terminate, establish, adopt, amend or renew (or communicate any intention to take such action) any Enlivex benefit plan;

•	agree, commit, resolve or propose to take any of the abovementioned prohibited actions; or

•	make any capital expenditures in excess of $500,000 individually or $2,000,000 in the aggregate.

Bioblast also agreed that prior to the earlier of termination and the effective time of the Transaction, subject to certain limited exceptions set forth in the Merger Agreement, without the prior written consent of Enlivex, Bioblast would not:

•	incur any indebtedness or make any loan or advance to any Person (other than advances of expenses to employees in the ordinary course of business) or enter into any swap or hedging transaction;

•	make, declare or pay any dividend, or make any other distribution (including interest) on, or directly or indirectly redeem, purchase or otherwise acquire, any equity interests, except (i) dividends paid by any of the Bioblast subsidiaries to Bioblast or to any of its subsidiaries, and (ii) forfeitures and cashless settlements in connection with the Bioblast options outstanding as of the date hereof and (iii) the distribution of the CVR to holders of record of Bioblast Ordinary Shares as provided for in the CVR Agreement;

•	except (a) solely to the extent necessary to effect a reverse split of Bioblast Ordinary Shares in order to remain in compliance with Nasdaq listing rules and (b) the issuance of Bioblast Ordinary Shares to third-party service providers and advisors, reclassify, combine, split, subdivide or issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien (i) any equity interests of Bioblast or any Bioblast subsidiary or any Bioblast voting debt or (ii) any rights that are linked in any way to the price of any share capital of, or to the value of or of any part of, or to any dividends or distributions paid on any share capital of, Bioblast or any Bioblast Subsidiary, except pursuant to the exercise of Bioblast options or Bioblast warrants outstanding as of the date of the Merger Agreement;

•	(i) increase the compensation or benefits of any of its directors, officers or employees, or enter into, establish, amend or terminate any Bioblast benefit plan other than as required pursuant to the terms of such Bioblast benefit plan as in effect on the date of the Transaction, (ii) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under any Bioblast benefit plan or (iii) hire any Person to be employed by Bioblast or any of the Bioblast subsidiaries;

•	(i) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets in any transaction or series of transactions to any Person other than Bioblast or a Bioblast subsidiary, other than in the ordinary course of business consistent with past practice, or (ii) cancel, release or assign to any such Person any material indebtedness or any material claim held by Bioblast or any Bioblast subsidiary, other than in the ordinary course of business consistent with past practice;

•	enter into any new line of business;

•	settle any claim, action or proceeding if such settlement would require any payment by Bioblast or any Bioblast subsidiary of an amount in excess of $20,000 individually or $100,000 in the aggregate, or would obligate Bioblast or any Bioblast subsidiary to admit any wrongdoing, to grant any material rights (other than agreement to pay the cash settlement amount agreed upon), to take any material action or impose any material restrictions or material liabilities on the business of Bioblast or any of the Bioblast subsidiaries, or would not provide Bioblast and its subsidiaries with a full release from any and all liability arising in connection with any such claim, action or proceeding;

•	directly or indirectly make, or agree to directly or indirectly make, any acquisition or investment whether by merger, consolidation, purchase of stock or securities, contributions to capital, property transfers, or by purchase of any property or assets of any other Person;

•	make any capital expenditures in excess of $50,000 individually or $100,000 in the aggregate;

•	(i) amend the Articles (or the organizational documents of any Bioblast subsidiary), except as otherwise specifically set forth in the Merger Agreement and except to the extent necessary to effect a reverse split of the Bioblast Ordinary Shares in order to remain in compliance with the Listing Rules of Nasdaq and increase the authorized share capital of Bioblast in connection therewith, or (ii) otherwise take any action to exempt any Person (other than Enlivex), or any action taken by any such Person, from any takeover statute or similarly restrictive provisions of its organizational documents;

•	amend, modify or waive any material right under any Bioblast material contract or enter into any contract that would have been required to have been listed as material contracts on date of the Merger Agreement (other than such amendments, modifications or waivers effected in the ordinary course of business consistent with past practice, which, in any case, is not materially adverse to Bioblast) other than any agreement that relates to the sale or licensing of the Trehalose product candidate;

•	(x) implement or adopt any material change in its tax accounting or financial accounting policies, practices or methods, other than as may be required by applicable law, GAAP or regulatory guidelines, (y) make, change or revoke any material tax election or (z) apply for a tax ruling;

•	fail to keep or cause to be kept its material existing insurance policies (or substantial equivalents) in such amounts substantially as in force as of the date hereof;

•	enter into, amend or modify in any material respect or terminate any contracts relating to, or otherwise sell transfer or convey, any intellectual property rights of Bioblast or any of its subsidiaries or apply for or accept a government grant other than any contract, action or governmental grant that relates to the sale or licensing of the Trehalose product candidate;

•	terminate, establish, adopt, amend or renew (or communicate any intention to take such action) any Bioblast benefit plan; or

•	agree, commit, resolve or propose to take any of the foregoing.

Non-Solicitation

The Merger Agreement contains provisions prohibiting Bioblast and Enlivex from seeking a competing transaction, subject to specified exceptions described below. Under these “non-solicitation” provisions, each of Bioblast and Enlivex has agreed that neither it nor its subsidiaries, nor any of its officers, directors, employees, representatives, affiliates, advisors or agents will directly or indirectly, other than with respect to Bioblast, as necessary to communicate, discuss, negotiate or consummate the transactions contemplated by a Trehalose Transaction: (i) solicit, initiate, or knowingly facilitate any inquiries, proposals or offers that constitute, or would reasonably be expected to lead to a Takeover Proposal, as defined below; (ii) engage or participate in any discussions or negotiations regarding, or furnish any non-public information in connection with, or for the purpose of facilitating, any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, a Takeover Proposal; and (iii) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option or other similar agreement regarding, or that is intended to result in, or would reasonably be expected to lead to, a Takeover Proposal.

However, with respect to each of Bioblast and Enlivex, if at any time prior to obtaining the required shareholder vote with respect to the Merger, either Bioblast/Enlivex receives a bona fide unsolicited Takeover Proposal, which Takeover Proposal did not result from a breach of the non-solicitation provisions of the Merger Agreement, and either the Bioblast/Enlivex Board or any committee thereof determines in good faith, after consultation with its financial advisor and outside counsel, that such Takeover Proposal constitutes or would reasonably likely lead to a Superior Proposal (as defined below) and the failure to take the actions in (x) or (y) below regarding such Takeover Proposal would reasonably be expected to violate the fiduciary duties of the company’s directors under applicable Israeli Law, then either Bioblast/Enlivex (as applicable) may, following written notice to the other, (x) enter into an confidentiality agreement (as set forth in the Merger Agreement) with the person or group making the Takeover Proposal and thereafter furnish, pursuant to such confidentiality agreement, information (including non-public information) with respect to either Bioblast/Enlivex and its subsidiaries (as applicable) to the person or group making such Takeover Proposal; provided, that either Bioblast/Enlivex (as applicable) shall promptly (but in any event within 48 hours) provide to the other party any written information that is provided to any person or group given such access which was not previously provided to the other party, and (y) engage in or otherwise participate in discussions or negotiations with the person or group making such Takeover Proposal.

Bioblast and Enlivex will promptly (but in any event within 48 hours) notify each other in writing after receipt of any Takeover Proposal, and provide the other an unredacted copy of any Takeover Proposal made in writing and a written summary of all material terms and conditions of any Takeover Proposal to the extent not made in writing (and in each case including the identity of the person or group making such proposal). From and after such notification, both Bioblast and Enlivex will keep the other informed on a prompt basis of any material developments with respect to any Takeover Proposal or any material substantive discussions or negotiations relating thereto.

The Merger Agreement contains certain termination rights for both Bioblast and Enlivex, including the right of Bioblast to terminate the Merger Agreement in order to accept a Superior Proposal. In certain circumstances, Bioblast will be required to pay Enlivex a $250,000 termination fee in connection with the termination of the Merger Agreement, and such circumstances include the termination of the Merger Agreement by Bioblast in order to accept a Superior Proposal, the termination of the Merger Agreement by Enlivex following a change of recommendation by the Bioblast Board, or (x) a Bioblast Takeover Proposal shall have been publicly announced or disclosed or otherwise communicated to Bioblast or the Board after the date of the Merger Agreement but prior to the termination of the Merger Agreement and the Merger Agreement is terminated pursuant to a failure to obtain the required Bioblast shareholder vote, the failure of the Merger to have been consummated on or before March 31, 2019 or due to Bioblast’s breach of the Merger Agreement, and (y) within 12 months after the date of such termination, Bioblast enters into an agreement with respect to, or consummates, a subsequent transaction in respect of the Bioblast Takeover Proposal referred to in the immediately preceding clause (x). Enlivex is similarly subject to the payment of a $250,000 termination fee to Bioblast if Enlivex terminates the Merger Agreement to accept a Superior Proposal, if Bioblast terminates the Merger Agreement following a change of recommendation by Enlivex’s Board of Directors, or if (x) an Enlivex Takeover Proposal shall have been publicly announced or disclosed or otherwise communicated to Enlivex or its Board of Directors after the date of the Merger Agreement but prior to the termination of the Merger Agreement, and the Merger Agreement is terminated pursuant to a failure to obtain the required Enlivex shareholder approval), the failure of the Merger to have been consummated on or before March 31, 2019, or due to Enlivex’s breach of the Merger Agreement, and (y) within 12 months after the date of such termination, Enlivex enters into an agreement with respect to, or consummates, a subsequent transaction in respect of the Enlivex Takeover Proposal referred to in the immediately preceding clause (x).

A “Takeover Proposal” means any proposal or offer from any person or group with respect to, in a single transaction or series of related transactions, any:

(i)	direct or indirect acquisition of 20% or more of the consolidated assets of Bioblast and the Bioblast subsidiaries or Enlivex, as the case may be (based on the fair market value thereof);

(ii)	direct or indirect acquisition of outstanding or newly issued Bioblast/Enlivex Ordinary Shares or other securities of Bioblast/Enlivex (including, without limitation, any outstanding or newly issued options, rights or warrants to purchase, or securities convertible into or exchangeable for, Bioblast/Enlivex Ordinary Shares or other securities representing such voting power) representing (after giving effect to such acquisition) 20% or more of the outstanding Bioblast/Enlivex Ordinary Shares or of the outstanding voting power of Bioblast/Enlivex, or any other direct or indirect acquisition of 20% or more of the outstanding voting power of Bioblast/Enlivex, regardless of the method, form or structure of such other direct or indirect acquisition;

(iii)	tender offer or exchange offer that if consummated would result, directly or indirectly, in any person or group beneficially owning 20% or more of the outstanding Bioblast/Enlivex Ordinary Shares or of the outstanding voting power of Bioblast/Enlivex; or

(iv)	merger, consolidation, recapitalization, liquidation, dissolution or other similar transaction involving Bioblast or any Bioblast Subsidiary or Enlivex, as the case may be, which would result in any person or group beneficially owning, directly or indirectly, 20% or more of the outstanding voting power of Bioblast/Enlivex or of the surviving entity in a merger involving Bioblast/Enlivex or the resulting direct or indirect parent of Bioblast/Enlivex or such surviving entity.

A “Superior Proposal” means any bona fide written Takeover Proposal, which Takeover Proposal did not result from a breach of the non-solicitation provisions of the Merger Agreement, made by a third party and which, if consummated, would result in such third party (or in the case of a direct merger between such third party or an affiliate of such third party and either Bioblast/Enlivex, the shareholders of such third party) acquiring, directly or indirectly, more than 50% of the voting power of either Bioblast/Enlivex and the issued and outstanding share capital of either Bioblast/Enlivex or more than 50% of the consolidated assets of either Bioblast/Enlivex and its subsidiaries (based on the fair market value thereof), including in any such case through the acquisition of one or more subsidiaries owning such assets, for consideration consisting of cash and/or securities that the Board of either Bioblast/Enlivex or any committee thereof determines in good faith (after consultation with its financial advisor and outside counsel) would be more favorable to the shareholders of either Bioblast/Enlivex than the Merger Agreement and related transactions.

Directors’ and Officers’ Indemnification

Under the Merger Agreement, Bioblast agrees that for 7 years after the effective time of the Transaction, all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the effective time of the Transaction now existing (whether under the Enlivex Articles, applicable law or otherwise) in favor of the current or former directors, officers, employees and agents of Enlivex (the “Indemnified Persons”, each, an “Indemnified Person”) acting in such capacities and any indemnification or other agreements of Enlivex as in effect on the date of the Merger Agreement shall be assumed by the surviving company in the Transaction and Bioblast, without further action, at the effective time of the Transaction, and shall survive the Transaction and shall continue in full force and effect in accordance with their terms. The rights of each Indemnified Person under the Merger Agreement shall survive consummation of the Transaction and are intended to benefit, and shall be enforceable by, each Indemnified Person.

At any time prior to the effective time of the Transaction, Bioblast may elect to purchase a ‘‘tail’’ directors’ and officers’ liability insurance policy, covering the same Indemnified Persons and providing the same terms with respect to coverage and amount as under the D&O insurance, and which by its terms shall provide coverage until the seventh annual anniversary of the effective time of the Transaction; provided, that Bioblast shall not incur any indebtedness in connection with the purchase of such tail policy.

Nasdaq Stock Market Listing

Prior to the effective time of the Transaction, Bioblast shall use reasonable best efforts (including paying all applicable listing fees) to cause the Bioblast Ordinary Shares to be issued as merger consideration to be approved for listing on Nasdaq, subject to official notice of issuance. Enlivex shall reasonably cooperate with Bioblast in connection with the foregoing, including by providing information reasonably requested by Bioblast in connection therewith.

Conditions to the Completion of the Merger

The respective obligations of Bioblast and Enlivex to complete the Transaction and the other transactions contemplated under the Merger Agreement are subject to the satisfaction or waiver of various conditions that include, in addition to other customary closing conditions, the following:

•	there must not have been issued any injunction preventing the consummation of the Transaction by any court of competent jurisdiction or other governmental entity of competent jurisdiction, and no law, statute, rule, regulation, ruling or decree will be in effect which has the effect of making the consummation of the Transaction illegal;

•	the holders of a majority of the outstanding ordinary shares of Enlivex and of the necessary majorities of its preferred shares must have adopted and approved the Merger Agreement and the Transaction;

•	the affirmative vote, as required by applicable law, by Bioblast’s shareholders must have approved certain resolutions relating to the Transaction;

•	the Bioblast Ordinary Shares to be issued in the Transaction must be approved for listing on the Nasdaq (subject to official notice of issuance);

•	at least 50 days shall have elapsed after the filing of the merger proposal with the Israeli Companies Registrar and at least 30 days shall have elapsed after the approval of the Merger by the shareholders of each of Enlivex and Merger Sub, and the certificate evidencing the Merger in accordance with Section 323(5) of the Companies Law shall have been received from the Israeli Registrar of Companies;

•	all governmental regulatory approvals shall have been obtained and the required 30-day waiting period set forth in Section 323 of the Companies Law shall have lapsed;

•	the Concurrent Private Offering shall have been consummated and shall have provided aggregate gross proceeds of not less than $7.5 million;

•	an executed Israeli tax ruling shall have been obtained with respect to exemption of tax withholdings for the transfer of consideration to certain agents and trustees pursuant to the Merger Agreement, which ruling treats the Merger in accordance with the provisions of Section 103K of the Israeli Tax Ordinance and there shall be no violation of the requirements of Section 102 of the Israeli Tax Ordinance with respect to consideration to be paid to holders of Enlivex ordinary shares issued upon exercise of certain options under Enlivex’s option plan, and with respect to their being no taxable event with respect to the exchange of Enlivex options for Bioblast options;

•	the distribution of the CVRs to holders of record of Bioblast Ordinary Shares as further described in the CVR Agreement shall have been effected; and

•	at least five business days shall have elapsed since the effective date of the Reverse Split.

In addition, each of Enlivex’s and Bioblast’s obligation to complete the Transaction is further subject to the satisfaction or waiver by that party of the following additional conditions:

•	(i) each of the representations and warranties of the other party (other than with respect to corporate organization, capitalization, authority; no violation, advisors’ fees, and absence of certain changes or events) must be true and correct on the date of the Merger Agreement and as of the closing date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on such, (ii) the representations and warranties of such party with respect to corporate organization, capitalization, authority; no violation and advisors fees must be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) on the date of the Merger Agreement, and as of the closing date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date, and, with respect to capitalization, subject, in the case of Enlivex, to any transactions contemplated and permitted under the Merger Agreement, and, in the case of Bioblast, to de minimis inaccuracies on the date of the Merger Agreement), and (iii) the representations and warranties of such party with respect to the absence of certain changes and events must be true and correct as of the date of the Merger Agreement;

•	the other party to the Merger Agreement must have performed or complied with in all material respects the obligations in the Merger Agreement required to be performed or complied with by it on or before the closing of the Transaction;

•	the other party to the Merger Agreement has not experienced an event or events or developments shall not have occurred that have had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect;

•	lock-up agreements with respect to certain Bioblast and Enlivex shareholders must continue to be in full force and effect immediately following the effective time of the Transaction; and

•	the other party to the Merger Agreement must have delivered certain certificates and other documents required under the Merger Agreement for the closing of the Transaction.

In addition, the obligation of Enlivex to complete the Transaction is further subject to the satisfaction or waiver of the condition that Bioblast not have any indebtedness (except as permitted under the Merger Agreement) nor shall it have ay accounts payable.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time before the closing of the Transaction, whether before or after the required shareholder or shareholder approvals (as applicable) to complete the Transaction have been obtained, as set forth below:

(1)	by mutual agreement of Bioblast and Enlivex in a written instrument;

(2)	by either Bioblast or Enlivex if any governmental entity of competent jurisdiction shall have issued a final and non-appealable order permanently enjoining or otherwise prohibiting the consummation of the Merger or the other transactions contemplated by the Merger Agreement;

(3)	by either Bioblast or Enlivex if the Meeting has been held and completed and Item No. 1 has not been approved (except that Bioblast may not terminate the Merger Agreement in this instance if Bioblast’s breach of its obligations under the Merger Agreement was the principal factor contributing to the failure of Item No. 1 to have been approved at the Meeting);

(4)	by either Bioblast or Enlivex if the required approval of Enlivex’s shareholders shall not have been obtained at Enlivex’s shareholder meeting (except that Enlivex may not terminate the Merger Agreement in this instance if Enlivex’s breach of its obligations under the Merger Agreement was the principal factor contributing to the failure to have obtained the required approval);

(5)	by either Bioblast or Enlivex if the Merger shall not have been consummated on or before March 31, 2019 (the “End Date”); provided that no party may terminate the Merger Agreement if such party’s breach of its obligations under the Merger Agreement proximately contributed to the failure of the closing to occur by the End Date, or any extension of the End Date, according to which, either party shall have the right to extend the End Date up to 3 times for a period of up to an additional 30 days in each case (up to an aggregate of 90 days for all such extensions) in the event that (x) the Bioblast shareholders’ meeting has not yet occurred, (y) the mandatory 30 day waiting period under Israeli law has not lapsed or (z) the Israeli tax ruling shall not have been obtained;

(6)	by Enlivex if Nasdaq shall have informed Enlivex or Bioblast, whether orally or in writing, that Nasdaq will not list the Merger consideration upon consummation of the Merger and otherwise at the effective time of the Transaction;

(7)	by Enlivex if Bioblast breaches any of the covenants or agreements or any inaccuracy of any of the representations, or warranties set forth in the Merger Agreement that would prevent Bioblast from satisfying its closing conditions, and such breach or inaccuracy is incapable of being cured, or is not cured, by Bioblast by the End Date (as the End Date may be extended in accordance with (5) above) or, if capable of being cured by the End Date (as the End Date may be extended as set forth in (5) above), Bioblast shall not have commenced good faith efforts to cure the breach or inaccuracy within 10 days following receipt of written notice from the other party and thereafter be continuing such good faith efforts;

(8)	by Bioblast if Enlivex breaches any of the covenants or agreements or any inaccuracy of any of the representations, warranties set forth in the Merger Agreement that would prevent Enlivex from satisfying its closing conditions, and such breach or inaccuracy is incapable of being cured, or is not cured, by Enlivex by the End Date (as the End Date may be extended in accordance with (5) above) or, if capable of being cured by the End Date (as the End Date may be extended as set forth in (5) above), Enlivex shall not have commenced good faith efforts to cure the breach or inaccuracy within 10 days following receipt of written notice from the other party and thereafter be continuing such good faith efforts;

(9)	by Bioblast, at any time prior to the receipt of its shareholders’ approval of Item No. 1, in connection with Bioblast entering into an acquisition agreement in connection with a Superior Proposal; provided that Bioblast pays Enlivex the $250,000 termination fee;

(10)	by Enlivex, at any time prior to Bioblast’s shareholders’ approval of Item No. 1, in the event that the Board changes its recommendation that Bioblast’s shareholders approve Item No. 1;

(11)	by Enlivex, at any time prior to the receipt of the approval of Enlivex’s shareholders of the Transaction, in connection with Enlivex’s entering into an acquisition agreement in connection with a Superior Proposal; provided that Enlivex pays Bioblast the $250,000 termination fee; or

(12)	by Bioblast, at any time prior to receipt of the approval of Enlivex’s shareholders of the Transaction, in the event that Enlivex’s board of directors changes its recommendation that Enlivex’s shareholders approve the Transaction.

No termination of the Merger Agreement will relieve any party for its fraud or from any liability for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in the Merger Agreement.

Amendment

Subject to compliance with applicable law, the Merger Agreement may be amended by action taken or authorized by the parties’ respective boards of directors, at any time before or after the Enlivex shareholder approval or the required Bioblast shareholder vote; provided that (1) after the Enlivex shareholder approval has been obtained, any amendment of the Merger Agreement that by applicable law requires the further approval by the shareholders of Enlivex shall be effective only with the approval of such shareholders and (2) after the required Bioblast shareholder vote has been obtained, any amendment of the Merger Agreement that by applicable law requires the further approval by the shareholders of Bioblast shall be effective only with the approval of such shareholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Expenses

The Merger Agreement provides that, except for the payment, in certain circumstances, of the $250,000 termination fee, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses.

Governing Law

The Merger Agreement provides that any dispute, controversy or claim arising out of, relating to or in connection with the Merger Agreement, the negotiation, execution, existence, validity, enforceability or performance of the Merger Agreement, or for the breach or alleged breach thereof shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

The CVR Agreement

The following is a summary of the material provisions of the CVR Agreement but does not purport to describe all of the terms of the CVR Agreement. The following description does not purport to be complete and is qualified in its entirety by reference to the CVR Agreement, a copy of which is attached to this proxy statement as Annex B. You should refer to the full text of the CVR Agreement for details of the matter and the terms and conditions of the contingent value rights.

Concurrently with the signing of the Merger Agreement, Bioblast, Enlivex, Dr. Dalia Megiddo, as representative of holders of the CVRs, Altshuler Shaham Trusts Ltd., as a future successor to Dr. Megiddo in her capacity as representative of holders of the CVRs, and Computershare Inc., as rights agent, entered into the CVR Agreement. Pursuant to the CVR Agreement, Bioblast shareholders will receive one CVR for each Ordinary Share of Bioblast held as of a record date to be established by the Board prior to the effective time of the Transaction. Each CVR will represent the right to receive potential payments that may be received by the combined company in connection with the Trehalose product candidate. In particular, CVR holders will be entitled to any consideration (whether cash, stock or otherwise) that the combined company receives in connection with a Trehalose Transaction (as further discussed below), based on the partnering, licensing or sale of all or any part of Trehalose to a third party for the purposes of the development of Trehalose, less any expenses not previously reimbursed to the combined company. After the combined company shall have paid to the rights agent, for the ratable benefit of the CVR holders, CVR payment amounts aggregating $20,000,000, then all subsequent consideration received by the combined company, the rights agent, the Holders’ Representative or otherwise shall be split 50% to the combined company, and the remaining 50% shall be paid to the CVR holders less any transaction expenses for which the combined company shall have not been reimbursed.

Bioblast shall bear all the expenses of the rights agent and the Holders’ Representative and shall be reimbursed from consideration payable under the CVR Agreement before any distribution to the CVR holders. After the completion of the Merger, Bioblast shall be entitled to deduct the lesser of (i) 10% of the first CVR payment; and (ii) $250,000 (or equivalent in value in the event the consideration to be distributed is not cash) to cover its future transaction expenses; provided, that any amount in cash or other consideration remaining unused on the 18 month anniversary of the termination of the CVR Agreement shall be deemed a CVR payment amount and shall be distributed to the CVR holders.

The CVRs are not securities and accordingly will not confer to the holders thereof any voting or dividend rights, will not represent any equity or ownership interest in Bioblast or its subsidiaries, and interest will not accrue on any amounts payable on the CVRs. The CVR will be not be transferable, except in limited circumstances such as by will or intestacy, and will not be listed on any quotation system or traded on any securities exchange.

Bioblast is currently negotiating potential transactions for the sale of its Trehalose program with third parties. If and when such negotiations are successfully concluded, Bioblast may enter into a Trehalose Transaction for the sale of licensing of the Trehalose program to such third party, with the consent of Enlivex. The Holders’ Representative has been authorized by the Board, subject to the application of certain conditions, to negotiate such a Trehalose Transaction on behalf of Bioblast. Any proceeds Bioblast receives in connection with a Trehalose Transaction will be distributed in accordance with the CVR Agreement. If no Trehalose Transaction is entered into within the first anniversary of the closing of the Merger, then Bioblast may continue or terminate the Trehalose program, in its discretion, and is not required to effect any Trehalose Transaction. The CVR will terminate automatically upon such Trehalose program termination.

There can be no assurance that Bioblast will successfully enter into any Trehalose Transaction or, if it does, that such Trehalose Transaction will ultimately be successful or that any CVR payments will be made.

Summary of Enlivex’s Business

This summary highlights selected information about Enlivex Therapeutics Ltd.

Business Overview

Enlivex is a clinical stage immunotherapy company, developing an allogeneic drug pipeline for immune system rebalancing. Immune system rebalancing is critical for the treatment of life-threatening immune and inflammatory conditions which involve hyper-expression of cytokines (Cytokine Release Syndrome) and for which there are no U.S. Food and Drug Administration (“FDA”)-approved treatments (unmet medical needs), as well as solid tumors immune-checkpoint rebalancing. Enlivex’s innovative immunotherapy, Allocetra™, is designed to present a novel immunotherapy mechanism of action that targets clinical indications that are defined as “unmet medical needs” such as preventing or treating complications associated with bone marrow transplantations, sepsis and acute multiple organ failure. Enlivex’s drug therapy also is intended to target effective treatment of solid tumors via immune checkpoint rebalancing to increase the efficacy of various anti-cancer therapies, including Chimeric Antigen Receptor T-Cell Therapy (CAR-T) CAR-T and T-Cell Receptor Therapy (TCR).

Cytokines are a broad and loose category of small proteins (~5–20 kDa) that are important in cell signaling. They are released by cells and affect the behavior of other cells, and include chemokines, interferons, interleukins, lymphokines, tumor necrosis factors and others, but generally not hormones or growth factors.

Cytokines are produced by a broad range of cells, including immune cells, primarily macrophages and dendritic cells, and are especially important in the immune system as they modulate balances of immune responses. Cytokines are important in health and disease, specifically in host responses to infection, immune responses, inflammation, trauma, sepsis, cancer and other conditions. Cytokine Release Syndrome is a systemic inflammatory response in which cytokine release spirals out of control. It is difficult to treat with traditional small molecules or biotech drugs as the condition involves dozens of cytokines that induce multiple biological paths of hyper immune activity. Such hyper immune activity may result in an attack of immune killer cells (e.g., T-Cells, B-Cells, Natural Killer Cells) on healthy organs of the patient, such as the heart, brain, lungs, liver, kidney and others. This outcome of this attack may lead to organ damage, multiple organ failure, and mortality. Enlivex believes that the only approach to handling such a multi-factorial complex life-threatening situation is via immunotherapy that induces the immune system to rebalance itself to normal levels of operation.

There are many clinical indications in which a patient has the potential of developing a Cytokine Release Syndrome. Those clinical conditions include, preventing or treating complications associated with bone marrow transplantations, sepsis, and an assembly of autoimmune and inflammatory conditions, such as Crohn’s disease, rheumatoid arthritis, gout and multiple sclerosis.

Immune System Triggering and Relaxation

The immune system constantly handles multiple challenges of bacterial, viral, fungal and other infections via a sophisticated elevation of immune activity utilizing enhanced cytokine releases from macrophages and dendritic cells, resulting in recruitment of antibodies and immune killer cells (e.g., T-Cells, B-Cells, Natural Killer Cells). Once the threat has been eliminated, the immune system rebalances itself into a normal state. Such rebalancing occurs naturally through antigen presenting cells, macrophages and dendritic cells that engulf and clear infected cells that have been instigated into apoptosis, or programmed cell death, by the immune killer cells). The larger the number of apoptotic infected cells digested by macrophages and dendritic cells, the higher the level of tolerance they achieve, causing a decrease to normal levels of cytokines and immune activity.

Apoptosis is a natural and critical process in tissue and organ maintenance that occurs when a cell is damaged beyond repair, infected with a virus or undergoing other stressful conditions. Apoptosis involves a series of biochemical events leading to changes in cell morphology and ultimately, cell death. Immediate removal of the dying cell is performed by antigen presenting cells, macrophages and dendritic cells. The primary function of dendritic cells is phagocytosis, or the capturing and transportation of antigens to draining lymphoid tissues. Immature dendritic cells are capable of large-scale phagocytosis of apoptotic cells.

As many as 3×108 cells undergo apoptosis every hour in our bodies. One of the primary “eat me” signals expressed by apoptotic cells is phosphatidylserine (PtdSer). Apoptotic cells themselves are major contributors to the “non-inflammatory” nature of the engulfment process, some by secreting thrombospondin-1 (TSP-1) or adenosine monophosphate and possibly other immune modulating “calm-down” signals that interact with antigen presenting cells, macrophages and dendritic cells. Apoptotic cells also produce “find me” and “tolerate me” signals to attract and immune modulate antigen presenting cells, macrophages and dendritic cells that express specific receptors for some of these signals.

The pro-homeostatic nature of apoptotic cell interaction with the immune system is illustrated in known apoptotic cell signaling events in antigen presenting cells, macrophages and dendritic cells that are related to toll-like receptors (TLRs), NF-κB, inflammasome, the lipid-activated nuclear receptors, Tyro3, Axl, and Mertk receptors, as well as induction of signal transducer and activation of transcription 1 and suppressor of cytokine signaling that lead to immune system silencing and dendritic cells tolerance (Trahtemberg and Mevorach, Frontiers In Immunology, 2017).

Injection of a high volume of densely concentrated apoptotic cells activates dendritic cells, causing them to migrate to the lymphoid tissues where they interact with T-cells and B-cells, which are lymphocytes involved in the regulation of the immune system, remove the apoptotic cells and suppress inflammation, thereby inducing immunotolerance, as opposed to general immunosuppression, which would otherwise make the patient more susceptible to infection and other immunological challenges. Using this inherent immune pathway, Enlivex believes that it can use Allocetra™ to shape the patient’s innate immune response to the disease, leading to a decrease in unwanted immune response. During the apoptotic cell removal process, several therapeutic responses are induced, such as inflammation suppression, modulation of macrophage-directed deletion of invading pathogens and regulation of immune responses. These responses are the target of Allocetra™. Enlivex believes that Allocetra™ can specifically target the immune response without simultaneously diminishing the general immune capabilities of the patient or compromising the patient’s ability to respond to immunological challenges.

Enlivex’s therapeutic approach is based on inducing immunotolerance, or the specific normal rebalancing of the immune system, by infusing early and stable apoptotic cells (dying cells), into the patient. Once infused, such apoptotic cells interact with macrophages and dendritic cells, cells that, among other things, have the primary biological role to clear apoptotic cells from the body. Macrophages and dendritic cells that engulf and clear apoptotic cells undergo a process of toleration as it relates to the immune system’s response, causing a decrease to normal levels of over-expression or hyper-expression of cytokines.

Enlivex’s current clinical development programs focus on preventing or treating complications associated with bone marrow transplantations, sepsis and solid tumors. Enlivex’s most advanced product candidate, Allocetra™, has been developed for the prevention of complications post bone marrow transplantations, treatment of patients that do not respond to steroid treatment upon occurrence of GvHD post bone marrow transplantation, and preventing organ damage, multiple organ failure and mortality in sepsis patients. Additionally, Enlivex is currently examining the potential for collaborating with leading CAR-T companies in clinical studies to evaluate the efficacy of CAR-T treatments in combination with Allocetra™ for treatment of solid tumors.

Complications Associated with Bone Marrow Transplants

Allocetra™ for preventing or treating complications associated with bone marrow transplantations is an immunomodulating cell-therapy drug Enlivex is developing that involves injection of early-apoptotic cells that have been retrieved from the blood of either (i) a donor matched by his or her human leukocyte antigen (i.e., a protein found on white blood cells that is the standard genetic marker for the regulation of the immune system and is used to match donors and recipients in transplantations); (ii) the patient, or (iii) an allogeneic, unmatched donor (off-the-shelf Allocetra™, termed “Allocetra™-OTS”) and have undergone ex-vivo (i.e., prior to infusion) manipulation. The specific clinical indications include (i) preventing complications associated with bone marrow transplantations through an injection prior to the bone marrow transplantation procedure; and (ii) treatment of patients that do not respond to steroid treatment (“Steroid Refractory”) upon occurrence of GvHD post bone marrow transplantation. These Steroid Refractory patients carry a mortality risk of up to 90% within 12 months, especially those with grade III-IV GvHD.

GvHD

GvHD is one of the major complications that can occur after a stem cell or bone marrow transplant from a donor, in which the newly transplanted donor cells attack the patient’s body as if it were “foreign.” The most commonly used method of stem cell and bone marrow transplantation is Hematopoietic Stem Cell Transplantation (“HSCT”), which is the transplantation of multipotent hematopoietic stem cells, or stem cells usually derived from bone marrow, peripheral blood or umbilical cord blood. HSCT may be autologous, in which case the patient’s stem cells are used, or allogenic, in which case a donor’s stem cells are used. HSCT is most often performed on patients with certain disorders or cancers of the blood or bone marrow, such as multiple myeloma, aplastic anemia, leukemia or lymphoma. In these cases, the patient’s immune system is often destroyed with radiation and chemotherapy before stem cell transplantation. As a result, infection and GvHD are major complications of allogenic HSCT because the grafted cells from the donor must accept the patient (i.e., the host) rather than the patient accepting the graft.

In GvHD, T-cells, which are lymphocytes involved in the regulation of the immune system and are present in the donor's blood and therefore in the donated cells, are activated by the patient (host) antigen presenting cells, and trigger an immune response by the graft (donated bone marrow) against the patient’s organs and tissues. Such an attack can occur at any time after transplantation and is typically categorized as “acute” if it occurs within the first 100 days of transplantation or “chronic” if it occurs after the first 100 days; however, the National Institutes of Health recently classified a “late-onset” acute GvHD, which occurs after day 100, and an overlap classification with features of both acute and chronic GvHD. Acute GvHD is generally characterized by selective damage to the liver, skin, mucosa and the gastrointestinal tract, including rashes, intestinal inflammation and mucosal damage to the vagina and oral cavity, any of which can lead to severe infections or death. Acute GvHD is typically measured on a scale of severity ranging from Grade I through Grade IV, with the higher-grades being more severe and Grade I being an indicator of immune activity. Chronic GvHD is generally characterized by the same indications, but the symptoms can last a lifetime and often relapse. Allogeneic HSCT patients may experience either or both chronic or acute GvHD, despite the use of prophylactic immunosuppressive drugs, which is currently the clinical standard treatment for most HSCT patients. Despite the use of such prophylactic treatment, according to scientific literature, the rate of patients who develop GvHD averages approximately 50%. Those patients who develop GvHD or show signs of acute GvHD are then typically treated with corticosteroids, such as prednisone. In other cases, antibodies and small molecule antibody treatments are prescribed and used off-label (i.e., in a manner that is inconsistent with the applicable regulatory approved label). Such treatment regimens for GvHD, however, are known in the scientific and medical communities to have poor efficacy profiles and compromise the patient’s ability to respond to immunological challenges. This exposes the patient to severe adverse side effects, including hypertension, hyperglycemia, peptic ulcers and liver and kidney injury, and an increased risk of infection and cancer. Therefore, a large number of clinical trials either are ongoing or have recently been completed in the investigation of GvHD treatment and prevention. Currently, GvHD is a major cause of morbidity and mortality and remains a significant barrier to an increase in the use of HSCT.

The standard of care for treatment of complications associated with bone marrow transplantations, including GvHD, often involves immunosuppressants such as corticosteroids. Some patients do not respond to corticosteroids, and lack of any other treatment alternative leave these patients with a bleak survival prognosis. Danger looms for the subset of patients that do respond to corticosteroids – in some cases the immune system becomes so suppressed that the ability of the immune system to fight pathogens is severely deteriorated and it becomes unable to fight severe infections, which are abundant in a typical hospital setting.

Enlivex conducted a Phase IIa clinical study, which evaluated the safety, tolerability and preliminary efficacy profile of Allocetra™ for the prevention of complications post bone marrow transplantations. The study demonstrated that Allocetra™ has the potential to induce immunotolerance and immune system rebalancing to normal activity levels in a patient post bone marrow transplantation, thus preventing Cytokine Release Syndrome and complications associated with bone marrow transplantations, without undermining the ability of the transplanted bone marrow to attack the remainder of the cancer disease in the patient. Specifically, patients who received effective doses of Allocetra™ experienced no Cytokine Release Syndrome and no GvHD grade II-IV, and were discharged from the hospital after an average duration of 21 days of hospitalization compared to an expected duration of 41-45 days. Allocetra™ has been well-tolerated, and there have been no observable, significant adverse side effects.

Summary of Allocetra™ Clinical Trials

Pre-Clinical Studies

Enlivex studied Allocetra™ in various mice models where Allocetra™ reduced the severity of GvHD and enhanced the survival time of the mice. For example, in a leukemia and lymphoma mice model, generally, Allocetra™ inhibited GvHD without negatively affecting the activity of the immune system against the cancer. Further, in a Crohn’s disease mice model, Allocetra™ reduced the amount of body weight lost from the disease, significantly reduced colon inflammation and other inflammatory responses, and generally reduced the disease symptoms.

Phase IIa Trial: Allocetra™ Treatment in Acute GvHD Patients

After completing all pre-clinical safety and efficacy testing in animals noted above, Enlivex began a multi-center Phase IIa clinical trial of Allocetra™ to evaluate the safety, tolerability and preliminary efficacy profile of the drug for the prevention of acute GvHD in allogeneic HSCT patients at Hadassah Medical Center in Jerusalem, Israel. Enlivex also launched additional clinical sites at the Rambam and Sheba Medical Centers in Israel. The study protocol included 13 patients suffering from acute GvHD who were intravenously infused with ranging doses of Allocetra™ 24 hours prior to an allogeneic HSCT procedure and then monitored for 180 days following transplantation. Enlivex published a summary of the results from such trial in the peer-reviewed journal of the American Society for Blood and Marrow Transplantation, the Biology of Blood and Marrow Transplantation, titled “Single Infusion of Donor Mononuclear Early Apoptotic Cells as Prophylaxis for Graft-versus-Host Disease in Myeloablative HLA-Match Allogeneic Bone Marrow Transplantation: A Phase I/IIa Clinical Trial.”

The primary objective of the Phase IIa clinical trial in Israel was to determine the safety profile and tolerability, or dose limiting toxicity, of ascending doses of Allocetra™ within 180 days post-transplantation in subjects undergoing allogeneic HSCT from matched-related donors (i.e., their tissues were immunologically compatible with each other). The secondary objectives of the trial were to determine (i) the success rate of allogeneic HSCT and the time to successful engraftment, (ii) the rates and severity of acute GvHD following Allocetra™ infusion and (iii) the immunological function of the patient following the HSCT procedure and Allocetra™ infusion.

Enlivex’s preclinical data and clinical data from its Phase IIa trial indicated that Allocetra™ was well-tolerated at all doses administered for up to six months, which was the observed duration of the trial. Enlivex did not observe or receive reports of any definite or probable adverse effects related to Allocetra™. Although CIBMTR historical data shows that approximately 50% of patients with acute GvHD are expected to advance to the most severe grades of GvHD (i.e., Grades II-IV), none of the six patients treated with the two highest doses of Allocetra™ (defined as the effective doses) in the study advanced to such grades. In fact, the number of overall adverse effects decreased with Allocetra™ dose escalation. In addition, although incidences of acute, low-grade (i.e., Grade I) GvHD increased to 50% and Enlivex observed mild chronic GvHD in these patients, Enlivex believes this shows that Allocetra™ does not suppress the immune system, but rather permits its natural activity, which can result in decreased relapse rates with little to no risk to the patient. In the trial, Allocetra™ injections were not associated with prolongation of time to engraftment, chimerism delay (i.e., an increase in the time it takes for donor immune cells to become immunologically effective in the patient’s body), increased mortality rate or serious infections when compared with similar patients described in scientific literature. Patients who received effective doses of Allocetra™ experienced no Cytokine Release Syndrome and were discharged from the hospital after an average duration of 21 days of hospitalization compared to an expected duration of 41-45 days, the charts below summarize certain of these findings.

Initiation of Phase II and II/III Clinical Trials

By the end of 2019 Enlivex plans, subject to regulatory approvals, to initiate two clinical trials with Allocetra™ for the complications post bone marrow transplantations: (i) Phase II/III for prevention of complications post bone marrow transplantations, in the European Union (the “EU”) and the United States; and (ii) Phase II in the EU and Israel for the treatment of steroid-refractory patients with GvHD post bone marrow transplantations.

The FDA granted Enlivex’s orphan drug designation request for the active moiety, or the part of the drug responsible for the physiological or pharmacological action of the drug substance, for the prevention of acute GvHD. Orphan designation qualifies the sponsor of the drug or biologic for various development incentives, including tax credits for qualified clinical testing, and 7-year marketing exclusivity post commercialization. In addition, Allocetra™ received from the European Medicinal Authority (the “EMA”) an (i) Advanced Therapy Medicinal Product (“ATMP”) certification for the prevention of acute GvHD, and (ii) Orphan medicinal product designation for the indication: Prevention of graft-versus-host disease. This designation may render Allocetra™ with a 10-year market exclusivity incentive upon commercialization.

Sepsis

Allocetra™ is also being developed as an adjunctive immunomodulating cell- therapy for sepsis and the prevention of organ failure and mortality in patients with sepsis and will be administered intravenously (i.v.) to the patient within 24±6 hours post diagnosis of sepsis and following initial standard of care treatment with antibiotics, fluids, and vasopressors, as may be the need.

Sepsis is the body’s overwhelming and life-threatening response to infection that can lead to tissue damage, organ failure and death. In other words, it’s a body’s over active and toxic response to an infection.

The immune system usually works to fight any germs (bacteria, viruses, fungi or parasites) to prevent infection. If an infection does occur, the immune system will try to fight it, although it may need help from medication such as antibiotics, antivirals, antifungals and antiparasitics. However, for reasons researchers do not understand, the immune system sometimes stops fighting the “invaders,” and begins to turn on itself. This is the start of sepsis.

People who are at higher risk of developing sepsis are generally people who are at higher risk of contracting an infection. These could include the very young, the very old, those with chronic illnesses and those with a weakened or impaired immune system. Patients are diagnosed with sepsis when they develop a set of signs and symptoms related to sepsis. Sepsis is not diagnosed based on an infection itself. If a person has more than one of the symptoms of sepsis, especially if there are signs of an infection or if someone falls into one of the higher risk groups, the physician will likely suspect sepsis.

Sepsis progresses to severe sepsis when, in addition to signs of sepsis, the patient experiences indications of organ dysfunction, such as difficulty breathing (lungs), low or no urine output (kidneys), abnormal liver tests (liver), and changes in mental status (brain). Nearly all patients with severe sepsis require treatment in an intensive care unit. Septic shock is the most severe level and is diagnosed when a patient’s blood pressure drops to dangerous levels.

The current treatment for sepsis includes: the administration of antibiotics and, when indicated, surgical or interventional radiological approaches for eliminating or at least controlling the source of infection; the administration of intravenous fluids (crystalloid solutions such as 0.9% sodium chloride solution, or colloid solutions such as 5% albumin solution) to restore and maintain adequate intravascular volume; the infusion of titratable vasoconstricting and/or inotropic drugs, such as vasopressin or noradrenaline, as needed, to change the strength of a heart’s contractions; and, when indicated, mechanical ventilation, various forms of renal replacement therapy and, in rare cases, venovenous or venoarterial extracorporeal membrane oxygenation.

Sepsis, which has been identified by the World Health Organization as a global health priority, has no proven pharmacologic treatment other than appropriate antibiotic agents, fluids and vasopressors as needed. Reported death rates among hospitalized patients range between 30% and 45%. One in three patients who die in a U.S. hospital had sepsis, which is the third leading cause of mortality in the United States after heart disease and cancer.

Due to the high rates of mortality and morbidity from sepsis, and the associated economic burden, the need for a novel pharmacological therapy is obvious. Unfortunately, a recent study examining the role of glucocorticoids in patients with septic shock who were undergoing mechanical ventilation, found that administration of a continuous infusion of hydrocortisone did not result in lower 90-day mortality compared to placebo.

Enlivex believes that previous attempts to find a therapy for sepsis failed due to the parallel course of biological activities that occur within a sepsis patient. While the medical team is administering the best standard of care, mainly antibiotics, a Cytokine Release Syndrome ramps up at the same time. A Cytokine Release Syndrome is difficult to treat with traditional small molecules or biotech drugs as the condition involves dozens of cytokines that induce multiple biological paths of hyper immune activity. Such hyper immune activity may result in an attack of immune killer cells (e.g., T-Cells, B-Cells, Natural Killer Cells) on healthy organs of the patient, such as heart, brain, lungs, liver, kidney and others. This outcome of this attack may lead to organ damage, multiple organ failure and mortality. If the Cytokine Release Syndrome could be prevented, the medical team would have ample time to eradicate the core source of the sepsis (i.e., an antibiotic-resistant bacteria), and most likely significantly increase the patient’s chance of survival and survival statistics.

In-Vivo Preclinical Data, Sepsis Models

In its preclinical study, Enlivex utilized a murine cecal ligation puncture (“CLP”) sepsis model. The CLP model has been proposed to more closely replicate the nature and course of clinical sepsis, as compared to other models, and is considered by many researchers as the gold-standard animal model of sepsis. The CLP model involves the ligation of the cecum, or the beginning of the large intestine, usually below the ileocecal junction, or the junction between the small intestine and the cecum (to prevent bowel obstruction), and at least one centimeter above the distal end of the cecum, otherwise the sepsis induced is very mild. The length of ligated cecum, or the distance from the distal end of the cecum to the ligation point, determines the severity of the sepsis induced. Following ligation, the cecum is perforated (this step may be adjusted to modulate the severity of the ensuing sepsis). The perforation of the cecum is followed by the release of fecal material into the peritoneal cavity to induce a poly-microbial infection, which results in an exacerbated immune response.

The effect of Allocetra™-OTS, given 4 hours after the end of CLP procedure, in combination with theertapenem antibiotic, a highly effective antibiotic commonly used for the treatment of severe or high-risk bacterial infections, including urinary or abdominal infections, was evaluated in several studies. Mice were weighed daily and monitored two to three times per day for clinical signs and determination of the murine sepsis score. The endpoint was defined as survival (either death or sacrifice when a total clinical score of 15 or maximum score in one of the categories was reached).

As shown in Figure 2A., antibiotic treatment showed a non-significant tendency to ameliorate mortality of the mice (CLP+ Ertapenem + vehicle, n=15) compared to the control group (CLP only, n=16). Treating CLP mice with the combination of antibiotics and Allocetra™-OTS significantly delayed mortality and even prevented mortality in 60% of the animals (CLP+ Ertapenem + Allocetra™-OTS, n=20, p<0.001). In this model 90-100% of mice die of sepsis within 50 hours. In comparison to the control group, Enlivex’s study reflected an approximately 10-fold improvement in the survival rate (p<0.001 in a log-rank analysis). As shown in Figure 2B, Allocetra™-OTS-treated mice had significantly lower clinical scores indicating superior clinical condition.

Finally, Enlivex correlated the clinical score to serum cytokines/chemokines in vivo measurements and as shown in Figure 2C. Allocetra™-OTS downregulated pro-inflammatory cytokines/chemokines related to monocyte/macrophage and dendritic cells activation. In the preclinical study, Allocetra™-OTS delayed and prevented mortality in animal models with sepsis by reducing pro-inflammatory cytokines/chemokines and resetting the sepsis-related excessive immune response following the initial immune response.

In order to determine the exact dosage that should be utilized, Enlivex further examined Allocetra™-OTS dose dependency in the CLP model. As shown in Figure 2D, the Allocetra™-OTS effect was clear using 1x106 cells and 3x106 cells. However, at 6x106 cells it became indistinguishable from 10 and 20x106 cells, indicating that the minimum dose that should be used is between 1-6x106 cells per 25 grams mouse.

A single dose of 1-6x106 Allocetra™-OTS per 25 gram mouse, is equivalent to a dose of 40-240x106. cells/kg cells in humans. In a previous human study that focused on preventing complications post bone marrow transplantations, Enlivex determined that 70x106 apoptotic cells/kg were sufficient to cause a partial effect in humans and 140-210x106 apoptotic cells/kg caused a significant effect (Mevorach et al., 2014). Therefore, Enlivex concluded that it should examine one and two dosages of 140x106 cells/kg, where the highest dosage of 280x106/kg (in two equal doses of 140x106/kg).

Figure 2A

Figure 2B

Figure 2C

Figure 2D

Initiation of Phase II in Sepsis

Enlivex is planning to initiate a randomized, multi-center, vehicle-controlled, comparative, open-label, study evaluating safety and efficacy of Allocetra™-OTS for the prevention of organ dysfunction in patients with sepsis during the second quarter of 2019. This study is planned to be conducted in three clinical sites in Israel. The study design includes three study groups (n=42 for all groups) that will be enrolled into the study, two groups will be treated with one or two Allocetra™-OTS doses, and one group will be treated with vehicle (control group). Patients in each arm will be treated using the institutional standard of care (SOC) for sepsis.

The primary objective will be to evaluate the safety of Allocetra™-OTS in patients with sepsis. Secondary objectives will be to assess preliminary clinical efficacy and to support the proposed mechanism of action and biological effect. Exploratory objectives will be to further explore the potential mechanisms of action and biological effect.

Each patient will be followed for a period of 28 days, which is the accepted standard for sepsis studies.

Solid Tumors, Macrophage Programming and CAR-T Treatments

Enlivex is also developing Allocetra™ as a next-generation solid cancer immunotherapy. While first-generation immuno-oncology therapies, such as checkpoint inhibitors, are a significant therapeutic advancement, most patients do not achieve durable clinical benefit. Companies such as Novartis, Juno and Kite have made significant advances in treatment of recurring blood cancers via CAR-T therapies, immunological treatments that use the body’s own immune system to treat cancerous cells. CAR-T therapies have not proven highly successful against solid tumors.

Solid tumors are harder to treat primarily due to the complex and interconnected tumor microenvironment. Enlivex believes Allocetra™ presents a significant opportunity to engage the body’s immune system, enabling anti-cancer therapies such as CAR-T, TCR and others to effectively treat solid tumors thus improving cure rates for patients with a variety of solid cancers.

The data from Enlivex’s preclinical studies exhibit that the Allocetra™ cells, which have demonstrated a strong safety profile in a previous clinical trial, have not only caused a major increase in duration of survival compared with stand-alone CAR-T treatment, but also have demonstrated an ability for complete remission for some preclinical subjects. Enlivex believes that this result has been unattainable with stand-alone CAR-T treatments.

In Enlivex’s preclinical study, SCID-Bg mice were injected intra-peritoneally with 2 consecutive doses of 0.25x106 human HeLa-CD19-luciferase cells (HeLa cancer cells expressing CD19), on days 1 and 2 of the experiment. Mice also received 10x106 Allocetra™-OTS or vehicle, on day 9; and 10x106 CD19-CAR-T (third generation) cells or mock T cells on day 10. Mice were weighed twice a week and monitored daily for clinical signs and peritoneal fluid accumulations. Pre-scheduled sacrifices were performed to characterize the cell and macrophage sub-population profile. The rest of the mice were kept for survival analysis. The survival endpoint was defined by a score based on severe peritoneal fluid accumulation manifested as an enlarged and tense abdomen, and reduced mobility or increased respiratory effort. These preclinical findings correlated to large accumulation of HeLa cells in the peritoneum. Survival analysis was performed according to the Kaplan-Meier Log rank statistical test.

Accelerated Regulatory Approval Processes for Life Saving Therapies

Enlivex believes that its therapeutic drugs and their respective indications could qualify under specific accelerated regulatory paths in both the EU and the United States. Specifically for the EU, an accelerated path allowing conditional marketing approval is available for certain therapeutic drugs post a Phase II study. There is no assurance that Enlivex will qualify for such accelerated regulatory paths.

If Enlivex’s products continue to demonstrate indications that they may increase long-term survival for patients in life-threatening indications that are defined as “unmet medical needs,” such as sepsis and complications post bone marrow transplantation, Enlivex could be eligible to initiate marketing of these drugs in the EU post such conditional approval, subject to submission of a marketing application after completion of its Phase II study to the EMA.

In general, therapeutic products are eligible for conditional marketing approval if they meet at least one of the following categories:

a.	Aimed at treating, preventing or diagnosing seriously debilitating or life-threatening diseases (complications post bone marrow transplantations & sepsis fall within this category);

b.	Intended for use in emergency situations; or

c.	Designated as orphan medicines. (Enlivex has already obtained an orphan designation for Allocetra™ for prevention of GvHD post bone marrow transplantations).

For a product to be granted a conditional marketing authorization following submission of a marketing application, it must fulfil all the following criteria:

a.	The risk–benefit balance of the medicinal product is positive;

b.	It is likely that the applicant will be able to provide the comprehensive clinical data in future studies post initiation of commercialization;

c.	Unmet medical needs will be fulfilled; and

d.	The benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required.

Clinical Trial and Commercial Manufacturing of Allocetra™

To prepare for the planned initiation of its clinical trials, Enlivex has constructed a GMP manufacturing facility in Israel, to support the production of Allocetra™ drug product for any clinical trial that will be conducted in the EU or Israel. In addition, Enlivex expects to complete its preparations for U.S. manufacturing of Allocetra™ in time for its planned U.S. clinical trial.

Enlivex has filed several patent applications covering products under development. The first patent, titled “Disease Therapy Using Dying Or Dead Cells” was granted by the U.S. patent office (patent number 9,567,568), the EU (patent number 187, 9601), and Israel (patent number 187,122). The second patent, titled “Therapeutic Apoptotic Cell Preparations, Method for Producing Same and Uses Thereof” was granted by the U.S. patent office (patent number 10,077,426 B2) on September 18, 2018 and is currently under prosecution in Australia, Canada, China, Europe, Israel and Japan. Various additional patent applications have been filed and are under prosecution.

Enlivex’s Competitive Strengths

Enlivex believes that its clinical data relating to prevention of complications post bone marrow transplantations and preclinical data in sepsis and solid tumors position Enlivex strategically to address the currently unmet medical needs of patients suffering from life-threatening clinical conditions involving an off-balance or uncontrolled immune system. Enlivex’s competitive strengths include:

•	Systemic cytokine rebalancing, instead of immunosuppression. Unbalanced immune response which is associated with bone marrow transplantations, sepsis, and a variety of autoimmune disorders involve multiple cytokine expression and immune regulation pathways. Current therapies focus on attempts to resolve certain pathways or block certain cytokines. For clinical conditions in which the immune system is out of control, Enlivex believes that attempts to solve one pathway may not be effective as multiple clinical trials using this “single drug, single target” approach have failed to produce appropriate results. In contrast, Allocetra™ provides a comprehensive immunotherapy approach which focuses on rebalancing the mechanism of cytokine expression and regulation, and thus may be able to provide more complete therapy than current therapies. Enlivex believes that the ability to induce immune-tolerance as opposed to general immunosuppression, and the use of a variety of immunological pathways as opposed to a single or few pathways or mechanisms of action, positively position Allocetra™ as a potential leader in the fight against complicated, multi-factorial, immune system imbalances.

•	Extensive knowledge and expertise in over expression and hyper expression of cytokines and research and development involving clearance of apoptotic cells. Enlivex believes that its management team, scientific advisors, personnel and affiliates have extensive knowledge and experience in the treatment of immune and inflammatory disorders and the research and development of therapies based on the clearance of apoptotic cells. Enlivex’s founder and Chief Scientific & Medical Officer, Professor Dror Mevorach, is a leading scientist who has been investigating over expression and hyper expression of cytokines for the past 18 years, as well as the biological cascade involved with the removal of apoptotic cells. Enlivex believes that his knowledge and experience will strongly support the development of its product candidates.

•	Broad and comprehensive intellectual property position. Enlivex believes that its licensed and owned patents, and patents that may issue pursuant to its licensed and owned pending patent applications, provide broad and comprehensive coverage for the production processes and use of Allocetra™ for its products under clinical development. Its policy is to pursue, maintain and defend patent rights, whether developed internally or licensed from third parties, and to protect the technology, inventions and improvements that are commercially important to the development of its business. Enlivex also relies on trade secrets, know-how and continuing technological innovation to develop and maintain its proprietary position. In addition, the FDA orphan drug designation granted to the active moiety of Allocetra™ for the prevention of acute GvHD may result in additional marketing exclusivity for such indication for up to seven years following FDA regulatory approval, and the EMA orphan medicinal product designation granted to Allocetra™ for the prevention of GvHD may provide similar exclusivity in Europe for up to 12 years.

Strategy

Enlivex’s strategy is to build a specialized cell immunotherapy company that discovers, develops and commercializes novel autologous and allogeneic drugs for the treatment of immune, autoimmune and inflammatory conditions. Key elements of Enlivex’s strategy include:

•	Utilize available accelerated regulatory programs for life-saving advanced therapies. Enlivex believes that it could be able to initiate commercialization of its products for bone marrow transplantation and sepsis post Phase II clinical trials, subject to conditional marketing approval from the EMA.

•	Coordinate the European clinical and regulatory development with accelerated regulatory pathways available under FDA guidelines to seek FDA approval of Enlivex’s life-saving therapies.

•	Initiate three clinical trials in 2019. Enlivex plans to initiate a Phase II clinical trial for sepsis in the second quarter of 2019, a Phase II clinical study for steroid refractory GvHD patients in the third quarter of 2019, and a Phase II/III clinical trial for the prevention of complications post bone marrow transplantation in the fourth quarter of 2019.

•	Seek strategic partnerships during 2019 to explore the increased clinical benefit of Enlivex’s product candidate for treatment of solid tumors in combination with CAR-T and other anti-cancer therapies.

Description of Property and Facilities

Enlivex’s corporate headquarters are located at the BioPark Building, Hadassah Ein-Kerem Campus, P.O.B. 12167, Jerusalem, Israel, 91120, where it leases and occupies approximately 283 square meters of office space. The lease for its office expires on December 31, 2019 at which time it may extend the lease for an additional 48 month period. Enlivex also leases 12 square meters of laboratory space from Hadassah Medical Center in Jerusalem, Israel to conduct its research and development activities. Enlivex also has access to and utilizes, on an as-needed basis, additional research and development facilities and services located at the Hadassah Medical Center, including, without limitation, testing equipment, cell collection equipment and services and blood bank services. Enlivex believes that its facilities are suitable and adequate for its current needs. However, to address growth in the future, it has leased 420 square meters in Nes Ziona, which includes office space and cGMP clean rooms, which will enable it to manufacture clinical batches to support its Israel and EU clinical trials and commercial products.

Employees

As of November 1, 2018, Enlivex had 22 full time employees. Enlivex’s Chief Scientific & Medical Officer provides services on a part-time basis pursuant to a consulting agreement. Nineteen of such employees are involved in product development and three provide general and administrative services. All of these employees are located in Israel. Given its limited number of employees, in order to continue the development and the commercialization of its product candidates and future products, if any, Enlivex will need to substantially increase its operations, including expanding its employee base of managerial, operational and financial personnel.

None of Enlivex’s employees are party to any collective bargaining agreements or represented by any labor unions. However, in Israel, Enlivex is subject to certain Israeli labor laws, regulations, rulings of Israeli labor courts and certain provisions of collective bargaining agreements that apply to its employees by virtue of extension orders issued by the Israel Ministry of Economy and which apply such agreement provisions to its employees even though they are not part of a union that has signed a collective bargaining agreement. These labor laws and regulations primarily govern the length of the workday, minimum daily wages for professional workers, pension fund benefits for all employees, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. Enlivex generally provides Enlivex’s employees with benefits and working conditions beyond the required minimums. Enlivex has never experienced any employment-related work stoppages and believes its relationship with its employees is good.

All of Enlivex’s employment agreements include employees’ undertakings with respect to non-competition, confidentiality and the assignment to Enlivex of intellectual property rights developed in the course of employment. However, under current applicable Israeli labor laws, Enlivex may not be able to enforce (either in whole or in part) covenants not to compete and therefore may be unable to prevent its competitors from benefiting from the expertise of some of Enlivex’s former employees.

Liquidity and Capital Resources

It is expected that immediately following the closing of the Transaction, the combined company is estimated to have approximately $17.5 million of cash and cash equivalents and no long-term debt. Enlivex’s cash equivalents are short-term, highly liquid investments that are readily convertible into cash with original maturities of three months or less. Enlivex’s cash equivalents are deposited in a major bank in Israel, and Enlivex’s management believes that the financial institutions that hold these investments are financially sound and, accordingly, that minimal risk exists with respect to them.

The combined company’s capital resources are intended to be used primarily to fund the research and development of the product candidates in the combined company’s pipeline and for working capital and general corporate purposes. The combined company’s capital resources at the closing of the Transaction are expected to be sufficient to fund the combined company’s business through multiple value creation milestones and into early clinical development during the 2.5 years post closing, specifically, a Phase II in Sepsis, estimated to enroll 42 patients with expected total study cost of $2.5 million and interim results expected in 2019, a Phase II in steroid-refractory GvHD patients, estimated to enroll 42 patients with total expected study cost of $2.5 million and interim results expected in 2020, and a Phase II part of an intended Phase II/III in prevention of complications post bone-marrow transplantations, estimated to enroll 42 patients with total anticipated study cost of $3.5 million and interim results expected in 2020.

Legal Proceedings

Enlivex currently is not a party to any legal or arbitration proceedings, including any governmental proceedings pending or known by it to be contemplated, that have had in the recent past or, in the opinion of Enlivex’s management, may have, significant effects on its financial position or profitability.

Management Following the Merger

Executive Officers and Directors

Termination of Current Executive Officers and Directors of Bioblast

The employment of the current executive officers of Bioblast is expected to be terminated immediately prior to the completion of the Transaction. In addition, the current directors of Bioblast are expected to resign immediately prior to the completion of the Transaction.

Executive Officers and Directors of the Combined Company Following the Merger

The following table lists the names and ages as of November 1, 2018, and positions of the individuals who are expected to serve as executive officers and directors of the combined company upon completion of the Transaction:

Name	Age	Position
Shai Novik	52	Chairman of the Board
Shmuel Hess, Ph.D.	46	Chief Executive Officer
Prof. Dror Mevorach, M.D.	63	Chief Scientific & Medical Officer
Shachar Shlosberger, CPA	42	Chief Financial Officer
Abraham Havron, Ph.D.	70	Director
Gili Hart, Ph.D.	42	Director
Baruch Halpert	52	Director
Michel Habib	51	Director
Sangwoo Lee	47	Director
Hyun Gyu Lee	42	Director
Bernhard Kirschbaum	60	Director

——————————

Shai Novik is Enlivex’s Executive Chairman of the Board and has been such since 2014. Mr. Novik founded PROLOR Biotech, Inc. in 2005, and served as its President until 2014. PROLOR Biotech was listed on the NYSE in 2010 and was sold in 2013, the second largest biotech exit ($560 million) in the history of Israeli biotech. Mr. Novik previously served as Chief Operating Officer and Head of Strategic Planning of THCG, Inc., a technology and life sciences investment company. THCG was a portfolio company of Greenwich Street Partners, one of the largest U.S. private equity funds. THCG’s own portfolio included several life sciences and medical devices companies. Mr. Novik received his M.B.A., with distinction, from Cornell University.

Shmulik Hess, Ph.D., has been Enlivex’s Chief Executive Officer since November 1, 2018. Dr. Hess received his Ph.D. in Pharmaceutical Science from the Hebrew University, Israel and was a research fellow at Harvard-MIT Health Sciences and Technology (HST). Prior to joining Enlivex, Dr. Hess served as the Chief Executive Officer of Valin Technologies Ltd. from its inception in 2009 until October 2018 and oversaw the execution of the company’s activities and its achievements, including the development, technology transfer, and establishment of cGMP manufacturing facilities for several biosimilars, the first of which has received marketing approval in China; and the in-licensing and acquisition of three early stage innovative drugs. Formerly, Dr. Hess served in global operations at SciGen Ltd. (Nasdaq: VBIV). Dr. Hess is the inventor of multiple patents and author of numerous publications in peer reviewed scientific journals.

Prof. Dror Mevorach, M.D., Enlivex’s founder, has been Enlivex’s Chief Scientific & Medical Officer since 2009. Prof. Mevorach is a leading scientist on the removal of apoptotic cells and the Co-Chair of the 2015 Apoptotic Cell Recognition and Clearance Gordon Research Conference at the University of New England in Maine. Prof. Mevorach is currently the Director of the Rheumatology Research Centre of Hadassah Hospital and a Senior Lecturer in Medicine at the Hebrew University of Jerusalem, Hadassah School of Medicine. Since 2009, Prof. Mevorach has managed the internal medicine department at Hadassah Hospital in Jerusalem. Prof. Mevorach published more than 112 scientific papers, and is a frequent lecturer at international conferences. Prof. Mevorach earned his M.D. from The Technion – Israel Institute of Technology in Haifa, Israel.

Bernhard Kirschbaum, Ph.D., has been a Director of Enlivex since 2018. Mr. Kirschbaum served as Executive Vice President and a member of the Board at Merck Serono, and Head of Global Research & Early Development reporting to the Chief Executive Officer of Merck Serono. He led a global team of more than 1,200 employees, with a 400 million Euro annual budget. Mr. Kirschbaum has significant expertise in a broad range of disease areas, including rheumatology/immunology, thrombosis, cardiometabolic diseases, oncology and neurology. He has successfully participated in the profiling of several drugs in their course to the market or during market expansion, including Arava, Velcade, Lovenox, Erbitux and Avelumab. Mr. Kirschbaum led drug portfolio re-allocation with focus on the therapeutic areas: oncology, neurodegenerative diseases (MS, Alzheimers, Parkinsons), autoimmune and inflammatory diseases. Mr. Kirschbaum has also been involved in research activities with respect to fertility, mainly focusing on embryo technologies. He implemented the new Merck Serono research organization, including an exploratory medicine department and all non-clinical development functions (toxicology, general & safety pharmacology, Chemistry, Manufacturing and Control (CMC) development and Drug Metabolism and Pharmacokinetics (DMPK)). Previously, Mr. Kirschbaum was Vice President Discovery Research, Global Head of Thrombosis and Angiogenesis at Sanofi-Aventis; and Vice President, Drug Innovation and Approval at Sanofi-Aventis. Mr. Kirschbaum earned his Ph.D. in biochemistry, summa cum laude, from the University of Konstanz, Germany; was a postdoctoral fellow with Dr. R.G. Roeder, at the Rockefeller University in New York, and a Research Associate with Dr. M. Buckingham at Institut Pasteur in Paris.

Abraham (Avri) Havron, Ph.D., has been a Director of Enlivex since 2014. Dr. Havron served as the Chief Executive Officer of PROLOR Biotech, Inc. from 2005 through 2013. Dr. Havron is a 35-year veteran of the biotechnology industry and was a member of the founding team and Director of Research and Development of Interpharm Laboratories (then, a subsidiary of Serono, later acquired by Merck) from 1980 to 1987, and headed the development of the multiple sclerosis drug REBIF, with current sales of more than $1.5 billion annually. Dr. Havron served as Vice-President Manufacturing and Process-Development of BioTechnology General Ltd., from 1987 to 1999; and Vice President and Chief Technology Officer of Clal Biotechnology Industries Ltd. from 1999 to 2003. Dr. Havron’s managerial responsibilities included the co-development of several therapeutic proteins and other bio-pharmaceuticals currently in the market, including recombinant human growth hormone (BioTropin), recombinant Hepatitis B Vaccine (Bio-Hep-B), recombinant Beta Interferon (REBIF), recombinant human insulin and hyaluronic acid for ophthalmic and orthopedic applications. Dr. Havron earned his Ph.D. in Bio-Organic Chemistry from the Weizmann Institute of Science, and served as a Research Fellow in the Harvard Medical School, Department of Radiology.

Gili Hart, Ph.D., has been a Director of Enlivex since 2014. Dr. Hart previously held various positions in PROLOR Biotech and led the pre-clinical, clinical and pharmacological activities there from 2008 until her move in 2018 to Mitoconix Bio Ltd., a biopharmaceutical company developing disease modifying therapies addressing unmet medical needs by improving mitochondrial health, where she serves as Chief Executive Officer. Dr. Hart was a research fellow in the Immunology Department of Yale University from 2005 to 2007 and a research fellow at the Immunology Department of the Weizmann Institute of Science in Israel. Dr. Hart received her Ph.D. with distinction from the Immunology Department of the Weizmann Institute of Science in immunology, and a M.S. degree in Biotechnology Engineering, summa cum laude, from the Technion Institute in Israel. Dr. Hart has published numerous papers and patents, in each case focusing on autoimmunity disease and immune system activation.

Sangwoo Lee has been a Director of Enlivex since 2017. Mr. Lee is an Executive Director of the Investment Department & Head of U.S. Branch at Korea Investment Partners Co. Ltd., the largest venture capital fund in Korea. He is responsible for sourcing and evaluation of start-up companies, investment and participation in business development and growth expansion of the fund’s investments in the United States and Europe. Previously, Mr. Lee was General Manager of the MSC Department at Samsung Electronics, responsible for strategic and business planning; and Vice President, CTO & Foreign Marketing Group Leader at Polidigm Co. Ltd. Mr. Lee received his B.Sc. and M.Sc. from Seoul National University, Department of Control and Instrumentation.

Hyun Gyu Lee has been a Director of Enlivex since 2017. Mr. Lee is the Executive Director, Investment Division, of Korea Investment Partners Co. Ltd., the largest venture capital fund in Korea. He was previously Research Assistant Professor with the Department of Microbiology and Immunology, Institute for Immunology and Immunological Diseases, Yonsei University, College of Medicine in Seoul, Korea. He received his Ph.D. in Immuno-Pathology from the Seoul National University, College of Medicine in Seoul, Korea, and his M.D. from Seoul National University, College of Medicine in Seoul, Korea.

Baruch Halpert has been a Director of Enlivex since 2017. With more than 20 years of experience in venture capital and private equity as an entrepreneur, corporate finance advisor, senior executive and an investor, Mr. Halpert has developed a large network of contacts across the globe. Since 2010, Mr. Halpert and has been involved in turn arounds through active management and private equity investments of high yield opportunities. In this capacity, Mr. Halpert is active in investing in companies with annual revenues of at least $100 million in special situations and took part in the successful turnarounds of, inter alia, Hemaclear (www.hemaclear.com), Apnano (www.nisusacorp.com) and HBL (www.hbl.co.il). Early in his career, Mr. Halpert was active in oil and gas exploration in Israel. In that capacity he obtained, developed and sold the rights to an Israeli oil and gas exploration license, the Megiddo Prospect, to Ultra Petroleum Corp. (Nasdaq: UPL). In 1997, Mr. Halpert founded E*TRADE Israel (www.etrade.com). Obtaining a license from E*TRADE, Mr. Halpert put together a core management team and headed several successful rounds of financing. Following E*TRADE, Mr. Halpert was Head of Corporate Finance at Fantine Capital. Mr. Halpert holds an LLB Degree (Hons.) from Reading University, United Kingdom.

Michel Habib has been a Director of Enlivex since 2017. Mr. Habib was the co-founder and managed Agate Medical Investments and Agate MaC VC funds, with over $100 million under management. His portfolio companies have attracted investments from leading global and Chinese companies, including Boston Scientific, Johnson & Johnson, Medtronic, Haisco, Longtech, and Xio. Currently, Mr. Habib serves on the board of several investment companies and startups, including Xenia Ventures, Kahr Medical (Chairman), Enlivex, Cellcure, Bioprotect and Ornim Medical. Prior to that he managed Matar Capital Advisors, a venture boutique. Mr. Habib served for nearly four years as Business Development Director of Elron (TASE: ELRN), focusing on the Medical Devices sector. Prior to Elron, he established and managed the investment banking activity of ING Barings in Israel. Formerly, he served as Vice President Investment Banking at Cukierman & Co. where he led private placements and IPOs in Europe. During the 1990’s, Mr. Habib served as a diplomat in Israel’s foreign service, where he served as Economic Consul in Boston, and earlier as the first Commercial Attaché to Seoul, South Korea. As Navy Officer (Captain Res.) in the Israel Defense Forces, he was involved in the development of advanced Naval warfare systems for the Navy’s elite unit. Mr. Habib holds an Aeronautical Engineering degree from the Technion-Israel Institute of Technology, and is a graduate from Harvard Law School Executive Program On Negotiation. He is a graduate from the foreign service cadet school, and member of the Technion Alumni “100 Club.” Mr. Habib was born in Paris, France, and immigrated to Israel in 1973.

Board of Directors of the Combined Company Following Completion of the Transaction

Unless otherwise noted herein, and except for the composition of the Board of the combined company and its committees, the practices of Bioblast’s Board and its committees will remain unchanged for the combined company immediately following the closing of the Transaction. Please refer to “Board practices” in Part I, Item 6.C of Bioblast’s Annual Report on Form 20-F for the year ended December 31, 2017 for a more detailed description of such practices.

Board of Directors

Under the Articles, the Board must consist of at least five and not more than eleven directors. Immediately following the closing of the Transaction, the Board of the combined company is expected to be composed of 8 members, and expected to include Mr. Shai Novik, Dr. Bernhard Kirschbaum, Dr. Abraham (Avri) Havron, Dr. Gili Hart, Mr. Sangwoo Lee, Mr. Hyun Gyu Lee, Mr. Baruch Halpert and Mr. Michel Habib each designated by Bioblast. Because Bioblast directors may be elected only at the annual general meeting of shareholders of the Bioblast, the new directors of the Board of the combined company will be nominated, effective immediately after the closing of the Transaction, by the existing Board of Bioblast and will serve until the next annual general meeting of shareholders of the combined company, subject to the provisions of the Articles.

Under the Companies Law, the Board must determine the minimum number of directors who are required to have accounting and financial expertise. Under applicable regulations, a director with accounting and financial expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements, sufficient to be able to thoroughly comprehend the financial statements of the combined company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the Board must consider, among other things, the type and size of the combined company and the scope and complexity of its operations. The existing Board of Bioblast has determined that the combined company will require one director with such expertise, and that Mr. Avri Havron has such accounting and financial expertise.

External Directors

Under the Companies Law, except as provided below, companies incorporated under the laws of the State of Israel that are publicly traded, including Israeli companies with shares listed on the Nasdaq such as Bioblast, are required to appoint at least two external directors, who meet the qualifications requirements set forth in the Companies Law.

Pursuant to regulations under the Companies Law, the board of directors of a company such as the combined company is not required to have external directors if: (i) the company does not have a controlling shareholder (as such term is defined in the Companies Law); (ii) a majority of the directors serving on the board of directors are “independent,” as defined under Nasdaq Listing Rule 5605(a)(2); and (iii) the company complies with the Nasdaq Listing Rules as to the required composition of the audit and compensation committees of the Board (which require that such committees consist solely of independent directors (at least three and two members, respectively), as described under the Nasdaq Listing Rules. The combined company is expected to meet all of these requirements following closing of the Transaction and does not expect to elect external directors.

Leadership Structure of the Board

In accordance with the Companies Law and the Articles, the Board is required to appoint one of its members to serve as Chairman of the Board. The existing Board will appoint Mr. Shai Novik to serve as Chairman of the Board of the combined company following closing of the Transaction.

Audit Committee

Under the Listing Rules of Nasdaq, the combined company will be required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.

Immediately following the closing of the Transaction, the audit committee of the combined company (the “Audit Committee”) will consist of three members, all of whom are independent under the listing standards of the Listing Rules of Nasdaq. The members of the Audit Committee are expected to include Mr. Avri Havron and additional two members who have not been designated yet. The existing Board of Bioblast has determined that Mr. Havron is an audit committee financial expert as defined by the SEC rules and has the requisite financial sophistication as defined by the Listing Rules of Nasdaq. All of the members of the Audit Committee meet the requirements for financial literacy under the applicable Listing Rules of Nasdaq.

Each member of the Audit Committee is required to be “independent” as such term is defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Compensation Committee

Under the Listing Rules of Nasdaq, the combined company will be required to maintain a compensation committee consisting entirely of independent directors (or the determination of such compensation solely by the independent members of the Board of the combined company).

Immediately following the closing of the Transaction, the compensation committee of the combined company (the “Compensation Committee”) will consist of three members who have not been designated yet, all of whom are expected to be independent under the listing standards of the Listing Rules of Nasdaq.

Principal Shareholders of Combined Company

The following table and the related notes present information on the beneficial ownership of Ordinary Shares of the combined company by:

•	each shareholder known by us that will beneficially own more than 5% of the combined company’s outstanding Ordinary Shares upon the closing of the Transaction;

•	each prospective director of the combined company;

•	each prospective executive officer of the combined company; and

•	all of the combined company’s prospective directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. The number of Ordinary Shares beneficially owned and the percentage of Ordinary Shares beneficially owned assumes, in each case, the consummation of the Transaction, for a total of approximately 8,397,773 Ordinary Shares issued and outstanding immediately following the consummation of the Transaction, and in each case after giving effect to the proposed Reverse Split described in Item No. 1 but disregarding the Concurrent Private Offering whose terms are not known on the date hereof.

Ordinary Shares of the combined company that may be acquired by an individual or group within 60 days of January 31, 2019, pursuant to the exercise of options or warrants or the conversion of a security, are deemed outstanding for the purposes of computing the percentage of Ordinary Shares beneficially owned by such individual or group, but are not deemed outstanding for purposes of computing the percentage of Ordinary Shares beneficially owned by any other individual or group shown in the table. The table below also gives effect to the proposed Reverse Split described in Item No. 1, assuming a 10 to 1 Reverse Split ratio.

Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
Enlivex’s 5% or Greater Shareholders

HBL-Hadasit Bio-Holdings Ltd.(1)	1,004,259	13.6%
Michael Hobi	998,665	13.3%
KIP Global Pharma-Ecosystem Private Equity Fund	898,317	11.9%
Shai Novik, Chairman (2)	683,195	9.1%

The Prospective Directors and Executive Officers Less than 1%
Avri Havron, Director (3)	372,531	4.9%
Gili Hart, Director (4)	73,140	*
Sangwoo Lee (5)	10,295	*
Hyun-Gyu Lee (5)	10,295	*
Michel Habib (5)	10,295	*
Baruch Halpert (6)	18,898	*
Dr. Shmulik Hess	0	*
Shachar Shlosberger (7)	1,593	*

All prospective directors and executive officers as a group	1,180,241	15.7%

*	Less than 1%.

(1)	Includes 37,317 shares underlying warrants exercisable within 60 days from the date hereof.
(2)	Includes 131,054 shares underlying options exercisable within 60 days from the date hereof.
(3)	Includes 41,178 shares underlying options exercisable within 60 days from the date hereof.
(4)	Includes 51,473 shares underlying options exercisable within 60 days from the date hereof.
(5)	Includes 10,295 shares underlying options exercisable within 60 days from the date hereof.
(6)	Includes 18,898 shares underlying options exercisable within 60 days from the date hereof.
(7)	Includes 1,593 shares underlying options exercisable within 60 days from the date hereof.

Where You Can Find More Information; Incorporation by Reference

We file reports and other information with the SEC under the Exchange Act. Our SEC filings are available to the public from commercial document retrieval services and on the internet at the website maintained by the SEC at sec.gov.

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 is incorporated herein by reference and contains a detailed description of our business, and certain risk factors in connection with the purchase or retention of Ordinary Shares. In addition, our report on Form 6-K filed on November 19, 2018 is incorporated herein by reference.

Bioblast shareholders who would like additional copies, without charge, of this proxy statement or if such shareholders have questions about the Merger, including the procedures for voting Bioblast shares, should contact Bioblast’s interim Chief Executive Officer , Dr. Dalia Megiddo, at dalia@bioblast-pharma.com.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

By and Among

BIOBLAST PHARMA LTD.

TREBLAST LTD.

AND

ENLIVEX THERAPEUTICS LTD.

Dated as of November 19, 2018

-i-

-ii-

Exhibits and Schedules:

Exhibit A	Form of Voting Agreement
Exhibit B	Articles of Association of the Surviving Company
Exhibit C	Form of Merger Proposal
Exhibit D	Form of Lock-Up Agreement
Exhibit E	Form of CVR Agreement

Schedule I	Bioblast Shareholders Signing Voting Agreements.
Schedule II	Lock-Up Persons
Schedule III	Knowledge Persons
Schedule IV	Required Foreign Regulatory Approvals

-iii-

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of November 19, 2018 (this “Agreement”), is by and among BIOBLAST PHARMA LTD., a company formed under the laws of the State of Israel (“Bioblast”), TREBLAST LTD., a company formed under the laws of the State of Israel and wholly owned by Bioblast (“Merger Sub”), and ENLIVEX THERAPEUTICS LTD., a company formed under the laws of the State of Israel (“Enlivex”).

WHEREAS, the respective boards of directors of Bioblast (the “Bioblast Board”) and Enlivex (the “Enlivex Board”) have unanimously adopted this Agreement, and such respective boards of directors have determined that the terms of this Agreement, including the Merger are fair to, and in the respective best interests, of Bioblast and Enlivex, respectively, and their respective shareholders and that, considering the financial position of Enlivex and Merger Sub, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Enlivex to its creditors;

WHEREAS, the Board of Directors of Merger Sub has approved this Agreement and declared it advisable that Merger Sub enter into this Agreement and consummate the Transactions, including the Merger, and has recommended that Bioblast, as its sole shareholder, approve and adopt this Agreement, the Merger and the other Transactions;

WHEREAS, simultaneously with the execution and delivery of this Agreement, as a condition to Enlivex’s entering into this Agreement and as an inducement thereto, Enlivex and certain shareholders of Bioblast identified in Schedule I, who together hold approximately 34.8% of the issued and outstanding Bioblast Ordinary Shares, are entering into voting and support agreements, substantially in the form attached as Exhibit A (the “Voting Agreement”), pursuant to which such shareholders are agreeing to take specified actions in furtherance of the Merger, including voting their respective Bioblast Ordinary Shares in favor of the approval of the Merger and adoption of this Agreement;

WHEREAS, the Bioblast Board has recommended that its shareholders approve this Agreement;

WHEREAS, the Enlivex Board has recommended that its shareholders approve this Agreement;

WHEREAS, for U.S. federal income tax purposes, the parties hereto intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code (as defined below) (the “Intended Tax Treatment”), and by executing this Agreement, the parties hereto intend that this Agreement be adopted as a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3; and

WHEREAS, Bioblast, Merger Sub and Enlivex desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto, intending to be legally bound, hereby agree as follows:

Article I
The Merger

Section 1.01         The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with Sections 314 through 327 of the Israeli Companies Law - 5759-1999 (the “Companies Law”), at the Effective Time, Merger Sub shall be merged with and into Enlivex (the “Merger”). At the Effective Time, the separate corporate existence of Merger Sub (as the target company, or Chevrat Ha’Ya’ad) shall cease and Enlivex (as the absorbing company, or HaChevra Ha’Koletet) shall continue as the surviving corporation in the Merger (the “Surviving Company”). As a result of the Merger, Enlivex shall (a) become a wholly owned subsidiary of Bioblast, (b) continue to be governed by the Laws of the State of Israel, (c) have a registered office in the State of Israel, and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub in accordance with the Companies Law, and the existing shareholders of Enlivex shall be entitled to the Merger Consideration in accordance with the provisions of Article II.

Section 1.02         Closing. Unless this Agreement shall have been terminated in accordance with Section 8.01, the closing (the “Closing”) of the Merger shall take place at the offices of Yigal Arnon & Co., 1 Azrieli Center, Tel Aviv, Israel 6702101 (or pursuant to the electronic or other remote exchange of all executed documents and other deliverables required by this Agreement to be delivered at Closing, including pursuant to Article VII) at 7:00 a.m., Eastern time, on the third Business Day following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), or at such other place, time and date as shall be agreed in writing between Bioblast and Enlivex. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.03         Effective Time. As soon as practicable after the determination of the date on which the Closing is to take place in accordance with Section 1.02, each of Enlivex and Merger Sub shall (and Bioblast shall cause Merger Sub to), in coordination with each other, inform the Registrar of Companies of the State of Israel (the “Israeli Registrar of Companies”) that all conditions to the Merger under the Companies Law and this Agreement have been met (together with any other documentation required to be submitted to the Israeli Registrar of Companies, whether under this Agreement or the Merger Proposal, by the Israeli Registrar of Companies or otherwise) and setting forth the proposed date for the date of effectiveness of the Merger on which the Israeli Registrar of Companies is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the Companies Law (the “Certificate of Merger”). The Merger shall become effective upon the issuance by the Israeli Registrar of Companies of the Certificate of Merger in accordance with Section 323(5) of the Companies Law (the time at which the Merger becomes effective is referred to herein as the “Effective Time”). For the avoidance of doubt, the Parties intend that the Merger shall be declared effective and that the issuance by the Israeli Registrar of Companies of the Certificate of Merger in accordance with Section 323(5) of the Companies Law shall both occur on the Closing Date, as a condition to Closing.

Section 1.04         Effects. The Merger shall have the effects set forth in this Agreement and as specified in the applicable provisions of the Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall succeed to all the rights and properties and the business of Merger Sub, and shall assume all of the debts, claims, liabilities and obligations of Merger Sub, Merger Sub will be merged with and into Enlivex, and the separate corporate existence of Merger Sub will cease, and the Surviving Company will become wholly owned (including with respect to any warrants, options or other securities) directly by Bioblast, all as provided under the Companies Law.

Section 1.05         Articles of Association of the Surviving Company. At or prior to the Effective Time, the articles of association of Enlivex shall be amended by means of a shareholder vote and restated to read in their entirety in the form of Exhibit B, and as so amended shall remain in effect from and after the Effective Time as the articles of association of the Surviving Company (the “Surviving Company Articles”) until duly amended as provided therein or by applicable Law.

Section 1.06         Directors and Officers of the Surviving Company. At the Effective Time, the directors and officers of the Surviving Company, each to hold office in accordance with the Surviving Company Articles and until their earlier resignation or removal or until their respective successors are duly elected or appointed and qualified, shall be Enlivex’s current directors and officers.

Section 1.07         Contingent Value Right. Prior to the Effective Time at a date determined by the Bioblast Board, Bioblast shareholders of record at such date shall be entitled to one CVR issued by Bioblast in respect of each Bioblast Ordinary Share owned by them, subject to and in accordance with the terms and conditions of the CVR Agreement. At or prior to the Effective Time, Bioblast and Enlivex shall authorize and duly adopt, execute and deliver, together with the CVR Agent, the CVR Agreement.

Article II
Effect on Share Capital; Exchange of Certificates

Section 2.01         Effect on Share Capital of Enlivex.

(a)          At the Effective Time, by virtue of the Merger and without any action on the part of Bioblast, Merger Sub or Enlivex, or the holders of any Enlivex Shares, all outstanding shares of Enlivex, other than Enlivex Ordinary Shares and any Dormant Shares, shall, in accordance with the Enlivex Charter, be converted into Enlivex Ordinary Shares, and then, each Enlivex Ordinary Share (other than any Dormant Share) shall be deemed transferred to Bioblast for no consideration other than the right to receive that number of fully paid and nonassessable Bioblast Ordinary Shares equal to the Exchange Ratio. All such Bioblast Ordinary Shares to be issued pursuant to this Section 2.01(a), and subject to Section 2.01(c), are collectively referred to herein as the “Merger Consideration”. All Enlivex Ordinary Shares converted into the right to receive the Merger Consideration pursuant to this Section 2.01(a) shall be deemed transferred to Bioblast, and each holder of a physical certificate (a “Certificate”) that immediately prior to the Effective Time represented any Enlivex Ordinary Shares shall cease to have any rights with respect thereto, except the right to receive the portion of the Merger Consideration to which such Enlivex Ordinary Shares are entitled pursuant hereto and any dividends or other distributions to which holders become entitled upon the surrender of such Certificates in accordance with Section 2.02(c), in each case without interest and less, subject to Section 2.02(h), any applicable withholding Taxes (as hereinafter defined).

(b)          Calculation of Exchange Ratio. At Closing, the principal financial officer of Bioblast shall deliver to Enlivex a certificate, containing the number of Adjusted Outstanding Bioblast Shares, together with a detailed calculation of the number of Adjusted Outstanding Bioblast Shares.

(i)          “Adjusted Outstanding Bioblast Shares” means the number of shares equal to the sum of the immediately following clauses (1) and (2), as adjusted pursuant to the immediately following clause (3):

(1)         the total number of Bioblast Ordinary Shares outstanding immediately prior to the Effective Time (including all Advisor Shares that are issued or issuable as of such time); plus

(2)         the total number of Bioblast Ordinary Shares represented by (i) warrants to purchase Equity Interests of Bioblast and (ii) Bioblast Stock Options, in each case outstanding immediately prior to the Effective Time, determined using the treasury stock method.

(3)         To the extent included in the immediately preceding clauses (1) and (2), Adjusted Outstanding Bioblast Shares shall exclude Bioblast Ordinary Shares issued in the Concurrent Private Offering and Bioblast Ordinary Shares underlying warrants, if any, issued in the Concurrent Private Offering.

(ii)         “Bioblast Market Cap” means the Adjusted Outstanding Bioblast Shares multiplied by the VWAP (as reported by Nasdaq or Bloomberg LP) of the Bioblast Ordinary Shares for the forty-five (45) days immediately preceding (and excluding) the Closing Date.

(iii)        “Bioblast Percentage” means four percent (4%); provided, that, if the product of (x) the Bioblast Market Cap divided by four percent (4%) multiplied by (y) ninety-six percent (96%) is less than the Minimum Valuation, then the Bioblast Percentage shall be equal to the quotient (expressed as a percentage rather than as a decimal) of (x) the Bioblast Market Cap divided by (y) the sum of the Minimum Valuation plus the Bioblast Market Cap.

(iv)        “Enlivex Percentage” means one-hundred percent (100%) minus the Bioblast Percentage.

(v)         “Exchange Ratio” means the quotient, calculated to the nearest 1/10,000 of a share, of (x) the Merger Shares divided by (y) the number of issued and outstanding Enlivex Ordinary Shares as of immediately prior to the Effective Time (which, for the avoidance of doubt (a) takes into account the number of Enlivex Ordinary Shares issuable upon exercise of Enlivex Options, which shall be assumed by Bioblast in accordance with Section 2.01(g), using the treasury stock method, and (b) includes all Enlivex Ordinary Shares issuable upon conversion of all Enlivex Preferred Shares, which conversion shall have occurred immediately prior to the Effective Time in accordance with the Enlivex Charter).

(vi)        “Merger Shares” means the total number of Bioblast Ordinary Shares to be issued in the Merger pursuant to Section 2.01(a), determined as follows: (a) the Enlivex Percentage (expressed as a decimal rather than a percentage by dividing the Enlivex Percentage by 100) multiplied by (b) the quotient of (x) the Adjusted Outstanding Bioblast Shares divided by (y) the Bioblast Percentage (expressed as a decimal rather than a percentage by dividing the Bioblast Percentage by 100).

(vii)       “Minimum Valuation” means the sum of $100.0 million plus the gross proceeds to Enlivex from the Series C Financing.

(c)          Fractional Shares. No fractional Bioblast Ordinary Shares shall be issued in connection with the Merger as a result of the conversion provided for in Section 2.01(a), and no certificates or scrip for any such fractional shares shall be issued. Any number of Bioblast Ordinary Shares to be received by a holder of Enlivex Ordinary Shares pursuant to Section 2.01(a) who would otherwise be entitled to receive a fraction of a Bioblast Ordinary Share (after aggregating all fractional Bioblast Ordinary Shares issuable to such holder) will be rounded up to the nearest whole number of Bioblast Ordinary Shares.

(d)          Certain Adjustments. If, between the date of this Agreement and the Effective Time, the number of outstanding Bioblast Ordinary Shares or Enlivex Shares shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Exchange Ratio shall be appropriately and proportionately adjusted to provide to the holders of Bioblast Ordinary Shares and the holders of Enlivex Shares the same economic effect as contemplated by this Agreement prior to such event; provided that this Section 2.01(d) shall not affect or supersede the provisions of Section 5.01 or Section 5.02.

(e)          Cancellation Shares. Each Enlivex Share that immediately prior to the Effective Time is considered a dormant share (or menayah redumah) (a “Dormant Share”) under Israeli law shall at the Effective Time, and without any further action on the part of Bioblast, Merger Sub, Enlivex or any shareholder of Enlivex, be cancelled and retired and shall cease to exist and no payment shall be made in respect thereof.

(f)          Merger Sub. At the Effective Time, by virtue of and simultaneously with the Merger and without any further action on the part of Bioblast, Merger Sub or Enlivex, each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into one validly issued, fully paid and non-assessable ordinary share, NIS 0.01 par value, of the Surviving Company and such ordinary shares shall constitute the only outstanding share capital of the Surviving Company. Each certificate evidencing ownership of such shares of Merger Sub immediately prior to the Effective Time shall, as of the Effective Time, evidence ownership of such shares of the Surviving Company.

(g)          Treatment of Enlivex Options. Prior to the Effective Time, the Enlivex Board and the Bioblast Board (or in each case, if appropriate, any duly authorized committee thereof) shall, as applicable, take all corporate actions necessary, including adopting appropriate resolutions and obtaining consents of option-holders if required, to provide that, as of the Effective Time, each outstanding Enlivex Option shall be assumed by Bioblast, and shall continue in full force and effect, containing the same terms, conditions, vesting and other provisions, except that each Enlivex Option shall be exercisable for such number of Bioblast Ordinary Shares and at such exercise price as determined by (i) multiplying the number of Enlivex Ordinary Shares for which such Enlivex Option may be exercised (assuming the vesting of the entirety of such Enlivex Option) by the Exchange Ratio, which number will be rounded up to the nearest whole number of Bioblast Ordinary Shares and (ii) dividing the per-share exercise price of such Enlivex Option by the Exchange Ratio, rounded up to the nearest whole cent (if the quotient results in a fraction of 0.005 or greater) or down to the nearest whole cent (if the quotient results in a fraction of 0.004 or less). To the extent any Enlivex Option is intended to be exempt from or compliant with Section 409A of the Code, the assumption of such Enlivex Option by Bioblast shall be done so that the Option remains exempt from or compliant with Section 409A of the Code.

(h)          Treatment of Enlivex Warrants. Prior to the Effective Time, Enlivex shall ensure that, and the Enlivex Board shall adopt such resolutions or take such other actions as may be required to ensure that, no Enlivex Warrant (whether vested or unvested) shall be assumed by, continued in effect, or replaced by Bioblast, Enlivex or the Surviving Company pursuant to or in connection with the Merger and each Enlivex Warrant (whether vested or unvested) shall either be exercised for the issuance of Enlivex Ordinary Shares prior to the Effective Time or shall otherwise terminate and be cancelled as of the Effective Time.

(i)          Legends. The Bioblast Ordinary Shares issued as Merger Consideration pursuant to this Agreement will not be registered under the Securities Act or the securities laws of any State, and each certificate evidencing any such Bioblast Ordinary Shares shall bear a restrictive legend substantially in the following form (subject to appropriate modification to give effect to any reverse stock split or name change permitted by this Agreement):

THE ORDINARY SHARES, PAR VALUE NIS 0.05 PER SHARE, OF BIOBLAST PHARMA LTD., A COMPANY FORMED UNDER THE LAWS OF THE STATE OF ISRAEL (THE “COMPANY”), EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF REGISTRATION UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED.

Section 2.02         Exchange of Certificates

(a)          Exchange Agent. Prior to the Effective Time, Bioblast and Enlivex shall appoint a commercial bank, trust company or shareholder service provider to be mutually agreed upon by them to act as exchange agent (the “Exchange Agent”) for the delivery of the Merger Consideration to holders of Enlivex Shares (together with any cash in respect of any other dividends or distributions that such holders have the right to receive pursuant to Section 2.02(c)). Promptly following the Effective Time, Enlivex shall provide Bioblast (with a copy to the Exchange Agent) the shareholders registry of Enlivex updated as of immediately prior to the Effective Time (following (i) the conversion of the Enlivex Preferred Shares into Enlivex Ordinary Shares in accordance with their respective terms and (ii) the exercise of the vested Enlivex Warrants pursuant to Section 2.01(h) (the “Final Shareholders Registry”), including addresses, tax identification numbers and other information required by the Exchange Agent. At or prior to the Effective Time, Bioblast shall deposit with the Exchange Agent, for the benefit of holders of Certificates appearing in the Final Shareholders Registry, for exchange in accordance with this Article II through the Exchange Agent, the Bioblast Ordinary Shares (in certificated or book-entry form) to be delivered as the Merger Consideration (the “Exchange Fund”). Immediately following the Effective Time, Bioblast shall instruct the Exchange Agent to timely pay the Merger Consideration and such other amounts in accordance with this Agreement.

(b)          Exchange Procedures.

(i)          As soon as reasonably practicable after the Effective Time, Bioblast shall cause the Exchange Agent to mail to each holder of record of a Certificate whose shares will be or were transferred pursuant to Section 2.01(a) in consideration for the right to receive the Merger Consideration (i) a letter of transmittal in customary form as reasonably agreed by the parties which (A) shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and (B) shall have such other provisions as Bioblast and Enlivex may reasonably specify and (ii) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon proper surrender of a Certificate to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a physical certificate or uncertificated book-entry representing that number of whole Bioblast Ordinary Shares that such holder has the right to receive in respect of the aggregate number of Enlivex Ordinary Shares previously represented by such Certificate pursuant to Section 2.01(a) and a check representing any dividends or distributions that the holder has the right to receive pursuant to Section 2.02(c) in respect of such Certificate, and the Certificate so surrendered shall immediately be canceled. Until surrendered as contemplated by this Section 2.02, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration that the holder of such Certificate has the right to receive in respect of such Certificate pursuant to Section 2.01(a) (together with any cash in respect of any dividends or distributions that the holder has the right to receive pursuant to Section 2.02(c) in respect of such Certificate). No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate.

(c)          Treatment of Unexchanged Shares. No dividends or other distributions declared or made with respect to Bioblast Ordinary Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Bioblast Ordinary Shares issuable upon surrender or cancellation thereof, and no cash in respect of any unpaid dividends or distributions with a record date prior to the Effective Time that have been declared with respect to the Enlivex Shares shall be paid to any such holder, until the surrender of such Certificate in accordance with this Article II. Subject to escheat or other applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the Certificate, without interest, at the time of surrender, the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to each share of Bioblast Ordinary Shares that such holder has the right to receive pursuant to Section 2.01(a).

(d)          No Further Ownership Rights in Enlivex Shares. The Bioblast Ordinary Shares issued and cash paid in accordance with the terms of this Article II upon conversion of any Enlivex Ordinary Shares shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares. From and after the Effective Time, (i) all holders of any Enlivex Ordinary Shares shall cease to have any rights as shareholders of Enlivex other than the right to receive the Merger Consideration and any dividends or other distributions that holders have the right to receive upon surrender of such Certificates in accordance with Section 2.02(c), without interest, and (ii) the share registry of Enlivex shall be closed with respect to all Enlivex Shares outstanding immediately prior to the Effective Time. From and after the Effective Time, there shall be no further registration of transfers on the share registry of the Surviving Company of Enlivex Shares that were outstanding immediately prior to the Effective Time and Enlivex Shares outstanding immediately prior to the Effective Time shall, from and after the Effective Time, be deemed for all purposes to evidence solely the right in accordance with the terms of this Agreement to receive the allocable Merger Consideration. If, after the Effective Time, any Certificates formerly representing Enlivex Shares are presented to Bioblast, the Surviving Company or the Exchange Agent for any reason, such Certificates shall be canceled and exchanged as provided in this Article II.

(e)          Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates by the date that is one year after the Effective Time shall be delivered to Bioblast, upon demand, and any holder of Certificates who has not theretofore complied with this Article II shall thereafter look only to Bioblast for satisfaction of its claim for Merger Consideration and any cash in respect of any dividends or distributions that the holder has the right to receive pursuant to Section 2.02(c).

(f)          No Liability. None of Bioblast, Merger Sub, Enlivex or the Exchange Agent shall be liable to any Person in respect of any portion of the Exchange Fund or the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to the date on which the Merger Consideration to be paid in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any Merger Consideration to be paid in respect of such Certificate shall, to the extent permitted by applicable Law, immediately prior to such time become the property of Bioblast, free and clear of all claims or interest of any Person previously entitled thereto.

(g)          Payment of Section 102 Options and Shares. Notwithstanding anything to the contrary in this Agreement, Bioblast shall deliver the portion of the Merger Consideration payable in respect of any Section 102 Option or Section 102 Shares that is held by the 102 Trustee (the “Section 102 Option Consideration”) to the 102 Trustee pursuant to the provisions of Section 102 and the Israeli Tax Ruling, if obtained, to be held and released in accordance with any applicable agreement with the 102 Trustee, applicable Law (including the provisions of Section 102, including the lapse of the minimum trust period required by Section 102 (the “102 Trust Period”)) and the Israeli Tax Ruling, if obtained (or any other approval from the ITA). The 102 Trustee shall be entitled to withhold any amounts required in accordance with applicable Law and the Israeli Tax Ruling, as applicable, if obtained (or any other approval from the ITA). Following the Effective Time, Bioblast may designate and change the 102 Trustee, in its sole discretion, in accordance with applicable Law (including the provisions of Section 102) and the ITA’s consent.

(h)          Withholding Rights and Tax Rulings.

(i)          Each of Bioblast, the Exchange Agent, the 103K Trustee, the 102 Trustee or anyone on their behalf (each a “Payor”) (without duplication) shall be entitled to deduct and withhold from any consideration otherwise payable or deliverable to any Person pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Israeli Tax Ordinance and any other applicable Tax Law; provided, however, that a Payor that intends to withhold shall provide ten days advance written notice to such Person so as to allow such Person the opportunity to demonstrate to the Payor that such withholding is not required under the Israeli Tax Ordinance and any other applicable Tax Law. Any amounts so deducted, withheld and paid over to the appropriate Taxing Authority shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. No withholding under the Israeli Tax Ordinance will be made from any consideration payable hereunder to the extent that the Israeli Tax Ruling is obtained, as contemplated under Section 2.02(h)(ii). Similarly, no withholding, or a reduced withholding, under the Israeli Tax Ordinance will be made from any consideration payable hereunder to the extent that the recipient of such consideration has provided the Payor, with a valid exemption or confirmation of a reduced withholding rate or any other applicable withholding tax ruling issued by the ITA to enable Bioblast and the Payor to conclude that no withholding or a reduced rate of withholding, as applicable, of any Tax is required with respect to such recipient (“Valid Certificate”). For the avoidance of doubt, it is clarified that the Israeli Tax Ruling and any Tax ruling, or certificate, issued by the ITA will be considered a Valid Certificate. All amounts so withheld shall be duly transferred to the ITA, and documentation regarding such transfer shall be provided to the party from which the taxes were withheld as promptly as reasonably practicable, but in any event within 30 (thirty) days. Unless otherwise instructed by the ITA, consideration remitted to the Exchange Agent for the benefit of any Payee shall be retained by it for a period of up to 180 days following the Closing, during which the Payee may (i) obtain and present a Valid Certificate or (ii) instruct the Exchange agent to withhold the applicable tax and transfer such Payee the reminder of its consideration.

(ii)         Enlivex has instructed its Israeli ITA ruling agent to prepare and file with the ITA an application for a ruling confirming, among other things, that (1) the transfer of the consideration to the Exchange Agent is not subject to tax withholding; (2) treats the Merger in accordance with the provisions of Section 103K of the Israeli Tax Ordinance (and stipulates that the transfer of any consideration to the 103K Trustee is not subject to tax withholding); (3) in relation to the consideration to be paid to the holders of Section 102 Shares (subsequent to the exercise of an Enlivex Option into an Enlivex Ordinary Share), that the payment of consideration in respect of Section 102 Shares with respect to which the 102 Trust Period has not passed, will not constitute a violation of the requirements of Section 102 of the Israeli Tax Ordinance as long as such consideration is deposited with the 102 Trustee, and that payments of consideration made to the 102 Trustee under this Agreement shall not be subject to withholding of Israeli Tax (which ruling may be subject to customary conditions regularly associated with such a ruling); and (4) that the assumption of Enlivex Options (whether Section 102 Options or options issued pursuant to Section 3(i) of the Israeli Tax Ordinance) and the issuance in their stead of options to acquire Bioblast Ordinary Shares will not trigger a taxable event and that tax continuity will apply to such issued options such that they shall continue to be subject to the same tax arrangement as applied to the assumed Enlivex Options (the “Israeli Tax Ruling”). In the event that one or more of the topics listed in this Section 2.02(h)(ii) is not eventually included in the Israeli Tax Ruling or Enlivex’s Israeli counsel, advisors and accountants determine that it will be beneficial or expedient to prepare and separate tax rulings with respect to certain topics listed in this Section 2.02(h)(ii), then Enlivex, Bioblast and their respective advisors shall cooperate in the preparation and filing of such additional or separate rulings as the parties deem beneficial or expedient. In such a case, any of the provisions herein, which refer to the Israeli Tax Ruling shall refer also to each of such additional or separated rulings.

(iii)        Each of Bioblast and Enlivex shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of any written or oral submissions or applications that may be necessary, proper or advisable to obtain the Israeli Tax Ruling. Should the written consent of Bioblast to the final version of the Israeli Tax Ruling be required, such consent shall not be unreasonably withheld, conditioned or delayed. Each of Bioblast and Enlivex shall use reasonable best efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable law to obtain the Israeli Tax Ruling, as promptly as practicable.

(i)          Lost or Unissued Certificates. If any Certificate shall have been lost, never received stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, never received, stolen or destroyed and, if reasonably required by the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as Bioblast or the Exchange Agent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall deliver, in exchange for such lost, never received, stolen or destroyed Certificate, the Merger Consideration and any cash in respect of any dividends or distributions that the holder has the right to receive pursuant to Section 2.02(c).

Article III
Representations and Warranties of Bioblast and Merger Sub

Except as disclosed in the disclosure letter (the “Bioblast Disclosure Letter”) delivered by Bioblast to Enlivex concurrently with the execution of this Agreement, Bioblast and Merger Sub hereby represent and warrant to Enlivex as follows:

Section 3.01         Corporate Organization

(a)          Bioblast.

(i)          Bioblast is a company (i) duly organized and validly existing under the laws of the State of Israel and (ii) is not a “defaulting company” as defined under the Companies Law. Bioblast has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, be material.

(ii)         A true and complete copy of the Bioblast Charter has previously been made available to Enlivex.

(iii)        Each Bioblast Subsidiary (A) is duly organized, validly existing and, to the extent such concept is applicable, in good standing under the laws of its jurisdiction of organization, (B) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary and (C) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except for such variances from the matters set forth in clause (B) as would not, individually or in the aggregate, be material.

(b)          Merger Sub.

(i)          A true and complete copy of the articles of association of Merger Sub, as amended and in effect as of the date of this Agreement, has previously been made available to Enlivex.

(ii)         Merger Sub is a company duly organized and validly existing under the laws of the State of Israel and is not a “defaulting company” as defined in the Companies Law. Merger Sub does not hold and has not held any material assets or incurred any material liabilities, and has not carried on any business activities other than in connection with the Merger and the other Transactions. The authorized share capital of Merger Sub consists of NIS 100, consisting of 1,000 ordinary shares, 100 of which have been duly issued, are fully paid and nonassessable and are owned directly by Bioblast free and clear of any Liens.

Section 3.02         Capitalization.

(a)          Authorized and Issued Shares.

(i)          Bioblast’s authorized share capital is NIS 500,000, consisting of 10,000,000 Bioblast Ordinary Shares (the “Bioblast Capital Stock”). As of the date of this Agreement, (1) 3,359,109 Bioblast Ordinary Shares were issued and outstanding, (2) warrants to purchase 216,129 Bioblast Ordinary Shares were outstanding (the “Bioblast Warrants”), (3) 785,163 Bioblast Ordinary Shares were reserved and available for issuance pursuant to the Bioblast Pharma Ltd. 2013 Incentive Option Plan, as amended and in effect on the date hereof (the “Bioblast 2013 Plan”), and (4) options to purchase 209,384 Bioblast Ordinary Shares were issued and outstanding under the Bioblast 2013 Plan (the “Bioblast Stock Options”). Bioblast does not hold any shares of its capital stock in its treasury. Except as set forth in the second sentence of this Section 3.02(a)(i), no other Equity Interests of Bioblast were issued, reserved for issuance or outstanding, and Bioblast has no other options, warrants, calls, pre-emptive rights, subscriptions or other rights, Contracts, arrangements or commitments of any kind, including any shareholder rights plan, relating to, or the value of which is determined in reference to, the issued or unissued Bioblast Capital Stock (or any other Equity Interest of Bioblast) or the Equity Interests of any Bioblast Subsidiary, obligating Bioblast or any Bioblast Subsidiary to issue, transfer or sell, or cause to be issued, transferred or sold, any Equity Interests of Bioblast or any Bioblast Subsidiary. All of the issued and outstanding shares of Bioblast Capital Stock are and, at the time of issuance, all such shares that may be issued in connection with the Concurrent Private Offering, as Merger Consideration or upon the exercise of, or pursuant to, Bioblast Warrants, Bioblast Stock Options or the Bioblast 2013 Plan will be, when issued in accordance with their respective terms, duly authorized and validly issued and fully paid, nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Companies Law, the Bioblast Charter or any contract, subcontract, agreement, binding commitment, note, bond, mortgage, indenture, lease, license, sublicense, franchise or other legally binding instrument, obligation or arrangement, whether oral or in writing (“Contract”) to which Bioblast is a party or by which it is otherwise bound.

(ii)         Except for (1) Forfeitures and Cashless Settlements in connection with the Bioblast Stock Options and the Bioblast 2013 Plan and (2) any cashless settlement and contingent redemption features in the Bioblast Warrants, there are not any outstanding obligations of Bioblast or any of the Bioblast Subsidiaries to directly or indirectly redeem, repurchase or otherwise acquire any Equity Interests in Bioblast or any Bioblast Subsidiary. Neither Bioblast nor any of the Bioblast Subsidiaries is party to any Contract with respect to the voting of any capital stock or voting securities of, or voting of other Equity Interests in, Bioblast.

(iii)        Bioblast has made available to Enlivex a complete and correct list of all Bioblast Warrants and Bioblast Options outstanding as of the date of this Agreement, including, with respect to each such Bioblast Warrant and Bioblast Option, the (A) exercise price and (B) number of Bioblast Ordinary Shares underlying such security and (C) the expiration date with respect thereto.

(b)          No bonds, debentures, notes or other Indebtedness, or securities convertible into or exchangeable for, or other rights to acquire, any such bonds, debentures, notes or other Indebtedness, of Bioblast having the right to vote on any matters on which shareholders may vote are issued or outstanding (“Bioblast Voting Debt”).

(c)          Except for the Equity Interests of the Bioblast Subsidiaries, which are identified by name, jurisdiction of incorporation or formation, and ownership thereof (including the percentage of such ownership) on Section 3.02(c) of the Bioblast Disclosure Letter, Bioblast does not own, beneficially or of record, directly or indirectly any Equity Interests in any Person, nor does Bioblast or any Bioblast Subsidiary have any Contract or other obligation requiring that Bioblast or any Bioblast Subsidiary acquire any Equity Interest in any Person.

Section 3.03         Authority; No Violation.

(a)          Bioblast has full corporate power and authority to execute and deliver this Agreement, to consummate the Merger and the other Transactions and to perform its obligations hereunder. The execution and delivery of this Agreement and the consummation of the Merger and the other Transactions have been duly and validly approved and adopted by the Bioblast Board. The Bioblast Board (at meetings duly called and held) has: (a) determined that the Transactions are fair to, advisable and in the best interests of Bioblast and its shareholders; (b) approved and declared advisable this Agreement and the Transactions, including the issuance of the Merger Consideration pursuant to the terms of this Agreement; and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the shareholders of Bioblast vote to approve the Bioblast Shareholder Matters. This Agreement has been duly and validly executed and delivered by Bioblast and (assuming due authorization, execution and delivery by the other parties hereto) constitutes the valid and binding obligation of Bioblast, enforceable against Bioblast in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or other Laws affecting the rights of creditors generally and the availability of equitable remedies (collectively, the “Enforceability Exceptions”)).

(b)          The affirmative vote of a majority of the votes cast at a meeting of the holders of Bioblast Ordinary Shares, provided; either (i) included in such majority is at least a majority of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in the said resolution (excluding for such purpose any abstentions disinterested majority); or (ii) the total number of shares of shareholders specified in clause (i) who voted against said resolution does not exceed two percent (2%) of the voting rights in the Company is required to approve the issuance of Bioblast Ordinary Shares as the Merger Consideration pursuant to the terms of this Agreement, the issuance of Bioblast Ordinary Shares and Bioblast Ordinary Shares underlying warrants, if any, issued in the Concurrent Private Offering and the other resolutions required in connection with this Agreement (the “Bioblast Shareholder Matters” and such meeting, the “Bioblast Shareholders’ Meeting”) and is the only vote of the holders of any Equity Interests of Bioblast necessary to approve the Bioblast Shareholder Matters (the “Required Bioblast Shareholder Vote”).

(c)          Neither the execution and delivery of this Agreement by Bioblast and Merger Sub nor the consummation by Bioblast and Merger Sub of the Merger or the other Transactions, nor compliance by Bioblast and Merger Sub with any of the terms or provisions of this Agreement, will (i) violate any provision of the Bioblast Charter or the articles of association of Merger Sub or (ii) assuming that the consents, approvals and filings referred to in Section 3.04 are duly obtained and/or made, (A) violate any order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) or any statute, code, ordinance, rule, regulation, judgment, order, writ or decree applicable to Bioblast, any of the Bioblast Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancelation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Bioblast or any of the Bioblast Subsidiaries under, any of the terms, conditions or provisions of any Contract, note, bond, mortgage, indenture, deed of trust, Bioblast License, lease, agreement or other instrument or obligation to which Bioblast or any of the Bioblast Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

(d)          Merger Sub has full corporate power and authority to execute and deliver this Agreement, to consummate the Merger and the other Transactions and to perform its obligations hereunder. The execution and delivery of this Agreement and the consummation of the Merger and the other Transactions have been duly and validly approved by the board of directors of Merger Sub. The board of directors of Merger Sub has determined that this Agreement, the Merger and the other Transactions are in the best interests of Merger Sub and its sole shareholder, and that considering the financial position of Merger Sub and Enlivex, no reasonable concern exists that the Surviving Company will be unable to fulfill both the obligations of Merger Sub to its creditors, adopted this Agreement, recommended that its sole shareholder vote in favor of the approval of this Agreement and directed that this Agreement be submitted to its sole shareholder for approval in connection with the consummation of the Merger and the other Transactions. Except for the approval of this Agreement by Bioblast as the sole shareholder of Merger Sub, no other corporate proceeding on the part of Merger Sub or any other vote by the sole shareholder of Merger Sub is necessary to approve or adopt this Agreement or to consummate the Merger and the other Transactions (except for the filing of the appropriate merger documents as required by the Companies Law). This Agreement has been duly and validly executed and delivered by Merger Sub and (assuming due authorization, execution and delivery by the other parties hereto) constitutes the valid and binding obligation of Merger Sub enforceable against Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

Section 3.04         Consents and Approvals. Except for (a) the furnishing with the SEC of a copy of the final proxy statement addressed to the Bioblast shareholders relating to the Bioblast Shareholders’ Meeting (the “Proxy Statement”), and the filing with the SEC of such other reports required in connection with the Merger and the other Transactions under, and such other compliance with, the Exchange Act and the Securities Act, (b) the obtaining of the Certificate of Merger from the Israeli Registrar of Companies pursuant to the Companies Law, (c) compliance with notices and filings, if any, under all applicable domestic or foreign antitrust Laws and all other applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition (collectively, “Antitrust Laws”), (d) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of Bioblast Ordinary Shares constituting the Merger Consideration, (e) any filings required under the rules and regulations of The Nasdaq Stock Market, Inc. (“Nasdaq”) (including, inter alia, to permit the Bioblast Ordinary Shares that are to be issued as the Merger Consideration to be listed thereon), and (f) obtaining the Israeli Tax Ruling, no consents, approvals of, filings or registrations with, or orders, authorizations or authority of any federal, state, local or foreign government, court of competent jurisdiction, agency, commission, department, bureau, tribunal, board or other governmental authority or instrumentality (each, a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by Bioblast and Merger Sub of this Agreement and (ii) the consummation by Bioblast and Merger Sub of the Transactions.

Section 3.05         Reports. Bioblast and each of the Bioblast Subsidiaries have timely filed all submissions, reports, registrations, schedules, forms, statements and other documents, together with any amendments required to be made with respect thereto and all exhibits and other information incorporated therein, that they were required to file since January 1, 2017, with (a) the SEC (all such documents filed with, or furnished to, the SEC, the “Bioblast SEC Reports”), (b) any state or other federal regulatory authority (other than any Tax Authority, which is covered by Section 3.10) and (c) any foreign regulatory authority (other than any Tax Authority, which is covered by Section 3.10) (collectively, “Regulatory Agencies”), and have paid all fees and assessments due and payable in connection therewith, except in each case where the failure to file such report, registration, schedule, form, statement or other document, or to pay such fees or assessments, would not, individually or in the aggregate, reasonably be expected to be material to Bioblast or any of the Bioblast Subsidiaries. As of their respective dates, the Bioblast SEC Reports (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied as to form in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act of 2002 and the applicable rules and regulations of the SEC thereunder. None of the Bioblast Subsidiaries is currently required to file any forms, reports or other documents with the SEC. As of the date hereof, Bioblast does not have any unresolved comments from the SEC with respect to the Bioblast SEC Reports.

Section 3.06         Financial Statements.

(a)          The consolidated financial statements of Bioblast filed in or furnished with the Bioblast SEC Reports have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) consistently applied by Bioblast for the periods and at and as of the dates presented (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by the rules and regulations of the SEC), and fairly present in all material respects the consolidated financial position of Bioblast as of the dates thereof and the consolidated results of operations, changes in shareholders’ equity and cash flows for the periods then ended (subject to normal year-end adjustments in the case of any unaudited interim financial statements, none of which are material, individually or in the aggregate). Each of the consolidated financial statements of Bioblast (including all related notes or schedules) included in the Bioblast SEC Reports complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC.

(b)          Since July 1, 2015, (i) neither Bioblast nor any of its Subsidiaries nor, to the Knowledge of Bioblast, any director, officer, employee, auditor, accountant, consultant or representative of Bioblast or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, that Bioblast or any of its Subsidiaries has engaged in accounting or auditing practices in violation of applicable Law or applicable requirements of GAAP, and (ii) no current or former attorney representing Bioblast or any of its Subsidiaries has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Bioblast or any of its officers, directors, employees or agents to the board of directors of Bioblast or any committee thereof or to any director or executive officer of Bioblast.

(c)          Since January 1, 2016, neither Bioblast nor any of its Subsidiaries (nor, to the Knowledge of Bioblast, any employee thereof) nor Bioblast’s independent auditors has identified or been made aware of any (i) significant deficiency or material weakness in the system of internal accounting controls utilized by Bioblast and its Subsidiaries; (ii) fraud, whether or not material, that involves Bioblast’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Bioblast and its Subsidiaries; or (iii) claim or allegation regarding any of the foregoing.

(d)          Except (i) for those liabilities that are reflected or reserved against on the consolidated balance sheet of Bioblast as of December 31, 2017, or the notes thereto, (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of such balance sheet and (iii) for liabilities and obligations incurred in connection with this Agreement, Bioblast and its Subsidiaries do not have any liabilities that, individually or in the aggregate, are material to Bioblast and its Subsidiaries, taken as a whole.

(e)          Neither Bioblast nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between or among Bioblast or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any off-balance sheet arrangement, which, the case of any of the foregoing, would be required to be disclosed pursuant to Item 5.E of Form 20-F (irrespective of whether Bioblast is subject to the disclosure obligations set forth in such Item).

(f)          Since January 1, 2016, (i) to the Knowledge of Bioblast, no employee of Bioblast or any of its Subsidiaries has provided information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law of the type described in Section 806 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) by Bioblast or any of its Subsidiaries and (ii) neither Bioblast nor any of its Subsidiaries nor, to the Knowledge of Bioblast, any director, officer, employee, contractor, subcontractor or agent of Bioblast or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of Bioblast or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

Section 3.07         Advisors’ Fees. None of Bioblast, any Bioblast Subsidiary or any of their respective officers or directors has employed any broker, finder, investment banker or financial advisor (each, an “Advisor”), or incurred any liability for any broker’s fees, commissions, finder’s fees or other Advisor fees, in connection with the Merger or other Transactions, other than Beta Finance Ltd. (“Bioblast’s Financial Advisor”). Bioblast retained Bioblast’s Financial Advisor pursuant to an engagement letter and has delivered to Enlivex a true and complete copy of such engagement letter. Section 3.07 of the Bioblast Disclosure Letter sets forth, as of the date of this Agreement, Bioblast’s good faith estimate of the out-of-pocket fees payable by it or any Bioblast Subsidiary to Bioblast’s Financial Advisor in connection with this Agreement, the Merger and the other Transactions.

Section 3.08         Absence of Certain Changes or Events.

(a)          Since January 1, 2018, through the date of this Agreement, no event or events or development or developments have occurred that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Bioblast or on any of Bioblast Subsidiaries.

(b)          Except in connection with the execution and delivery of this Agreement and the Transactions, from January 1, 2018, through the date of this Agreement, Bioblast and the Bioblast Subsidiaries have carried on their respective businesses in all material respects in the ordinary course, consistent with past practice.

Section 3.09         Legal Proceedings.

(a)          None of Bioblast nor any of the Bioblast Subsidiaries is a party to any, and there are no pending or, to Bioblast’s Knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations or reviews of any nature against Bioblast or any of the Bioblast Subsidiaries, or, to Bioblast’s Knowledge, any of the directors, officers or employees of Bioblast of any of its Subsidiaries in their respective capacities as such. Since the date of its incorporation, neither Bioblast nor any of its Subsidiaries has settled or compromised any proceeding or claim, whether filed or threatened, which settlement or compromise is or was material to Bioblast or any of its Subsidiaries.

(b)          There is no Injunction, judgment or regulatory restriction imposed upon Bioblast, any of the Bioblast Subsidiaries or the assets of Bioblast or any of the Bioblast Subsidiaries.

Section 3.10         Taxes and Tax Returns.

(a)          Bioblast and the Bioblast Subsidiaries have timely filed with the proper Tax Authority, taking into account any extensions, all material Tax Returns required to be filed by them, and all such Tax Returns were accurate and complete in all material respects. All material Taxes required to be paid by Bioblast and the Bioblast Subsidiaries (whether or not shown on any Tax Return) on or before the Closing Date, have been timely paid other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings, have not been finally determined and have been adequately reserved against in accordance with GAAP.

(b)          There are no Liens for Taxes on any assets of Bioblast or the Bioblast Subsidiaries.

(c)          No deficiency for any Tax has been asserted or assessed by any Tax Authority against Bioblast or any of the Bioblast Subsidiaries which deficiency has not been paid or is not being contested in good faith in appropriate proceedings.

(d)          Bioblast and the Bioblast Subsidiaries have provided adequate reserves in their financial statements for any Taxes that have not been paid in accordance with GAAP, as consistently applied by Bioblast.

(e)          Each of Bioblast and the Bioblast Subsidiaries has (i) complied in all material respects with all applicable legal requirements relating to the payment, reporting and withholding of (and payment on account of) Taxes, (ii) within the time and in the manner prescribed by applicable legal requirements, withheld from employee wages, consulting compensation or consideration payable to any independent contractor, supplier, shareholder or other third party and timely paid over to the proper Governmental Entities (or is properly holding for such timely payment) all material amounts required to be so withheld and paid over under all applicable legal requirements, and (iii) timely filed all material withholding Tax Returns, for all periods.

(f)          Neither Bioblast nor any of the Bioblast Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Bioblast and the Bioblast Subsidiaries).

(g)          Neither Bioblast nor any of the Bioblast Subsidiaries has (i) received a ruling from any Tax Authority or (ii) entered into any closing agreement with any Tax Authority with respect to any Tax year.

(h)          Neither Bioblast nor any of the Bioblast Subsidiaries is required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or exists on or prior to the Closing Date: (a) an installment sale or open transaction or (b) a change in the accounting method of Bioblast or any of the Bioblast Subsidiaries pursuant to any applicable Tax Law.

(i)          No audits are presently pending with regard to any Taxes or Tax Returns of Bioblast or any of the Bioblast Subsidiaries. No notification has been received by Bioblast or any of the Bioblast Subsidiaries that an audit is pending or threatened with respect to any Taxes due from or with respect to or attributable to Bioblast or any of the Bioblast Subsidiaries or any Tax Return filed by or with respect to Bioblast or any of the Bioblast Subsidiaries.

(j)          All Tax deficiencies that have been claimed, proposed, assessed or asserted against Bioblast or any of the Bioblast Subsidiaries have been fully paid or finally settled.

(k)         There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against Bioblast or any of the Bioblast Subsidiaries.

(l)          Neither Bioblast nor any of the Bioblast Subsidiaries is a party to any material joint venture, partnership or other arrangement that is treated as a partnership for any Tax purposes.

(m)         Other than any Tax Returns that have not yet been required to be filed (taking into account any extensions), Bioblast has made available to Enlivex true, correct and complete copies of the Tax Returns, Tax opinions and legal memoranda, audit reports, letter rulings and similar documents for Bioblast or any of the Bioblast Subsidiaries for any jurisdiction for each of the taxable periods which is not yet time barred under the applicable statute of limitations.

(n)          Neither Bioblast nor any of the Bioblast Subsidiaries has received written notice of any claim made in the past three years by a Tax Authority in a jurisdiction where Bioblast or the Bioblast Subsidiary does not file Tax Returns, that Bioblast or the Bioblast Subsidiary is or may be subject to taxation by that jurisdiction. Bioblast has not received notice of, or any claim made by, a Governmental Entity that it has or has had a permanent or fixed establishment, branch, residence or other taxable presence, as defined in any applicable Tax treaty or Law, in any country outside its country of formation.

(o)          Neither Bioblast nor any of the Bioblast Subsidiaries has been a member of any affiliated group within the meaning of Section 1504(a) of the Code filing a consolidated tax return, or any similar affiliated; combined, unitary, aggregate or consolidated group for Tax purposes under state, local or non-U.S. law (other than a group the common parent of which is Bioblast), or has any liability for Taxes of any Person (other than Bioblast or the Bioblast Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. law as a transferee or successor, by contract or otherwise.

(p)          Neither Bioblast nor any of the Bioblast Subsidiaries has been either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code within the past two years.

(q)          Neither Bioblast nor any of the Bioblast Subsidiaries has engaged in any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and of Treasury Regulation Section 1.6011-4(b)(2) or any similar provision of any state, local or non-U.S. Tax Law.

(r)           It is the present intention of Bioblast to continue, or to cause Enlivex to continue, Enlivex’s historic business (or at least one significant historic business line of Enlivex) following the Merger, or to use, or to cause Enlivex to use, at least a significant portion of Enlivex’s historic business assets in a business following the Merger, in each case within the meaning of Treasury Regulation Section 1.368-1(d).

(s)          Neither Bioblast nor any of the Bioblast Subsidiaries and Bioblast as a whole, has any current or accumulated earnings and profits.

(t)          All related party transactions involving Bioblast are in compliance with applicable transfer pricing laws and regulations, are at arm’s length and are documented and reported with a proper transfer pricing study, in each case in accordance with applicable Law (including Section 85A of the Israeli Tax Ordinance and the regulations thereunder).

(u)          Section 3.10(u) of the Bioblast Disclosure Letter lists all tax rulings, requests and approvals granted to Bioblast. Bioblast has conducted all aspects of its business in accordance with the terms and conditions of all tax rulings and tax concessions that were provided by any relevant taxing authority. Except as set forth in Section 3.10(u) of the Bioblast Disclosure Letter, Bioblast has not received any letter ruling from the IRS, the ITA (or any comparable ruling from any other Governmental Entity), and no request for such a ruling is currently pending.

(v)         Bioblast does not currently have a permanent establishment or other taxable presence (as determined pursuant to an applicable tax treaty or applicable Tax Law) in any country other than the country of its formation.

(w)         Neither Bioblast nor, to the Knowledge of Bioblast, any of the holders of Bioblast’s Ordinary Shares (with respect to the Ordinary Shares held by them) is subject to restrictions or limitations pursuant to Part E2 of the Israeli Tax Ordinance or pursuant to any tax ruling made in connection with the provisions of Part E2 of the Israeli Tax Ordinance.

(x)          Bioblast is duly registered for the purposes of Israeli value added tax (“VAT”) and has complied in all respects with all requirements concerning value added taxes. Bioblast (i) has not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it; (ii) has collected and timely remitted to the relevant tax authority all output VAT which it is required to collect and remit under any applicable Law; and (iii) has not refunded or deducted any amount of value added tax that it was not so entitled to deduct or refund.

(y)          Bioblast has not requested or received a ruling from the ITA or any Israeli Governmental Entity on behalf of itself or any of its employees or shareholders. Bioblast has not undertaken any transaction that required or will require special reporting in accordance with Sections 131D, 131E and 131(g) of the Israeli Tax Ordinance and the Israeli Income Tax Regulations (Tax Planning Requiring Reporting)(Temporary Provisions), 2006 regarding aggressive tax planning.

(z)          Bioblast is in compliance, in all material respects, with all terms and conditions of any tax exemptions, tax holiday or other tax reduction agreements, approvals or orders of any taxing authority. Bioblast has not been granted or has claimed any tax incentive under the laws of the State of Israel, including grants or claims of “approved enterprise”, “benefitted enterprise” or “preferred enterprise” status. To the Knowledge of Bioblast, there has been no indication from any Israeli taxing authority that the consummation of the transactions contemplated by this Agreement would adversely affect the ability of Bioblast to set off for Israeli tax purposes in the future any and all losses accumulated by Bioblast as of the Closing Date.

(aa)         Bioblast is not and has never been a real property corporation (Igud Mekarke’in) within the meaning Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963. There are no limitations on the utilization, as provided under applicable Israeli Law or any other applicable Law, of the net operating losses, built-in-losses, capital losses, Tax credits, or other similar items of Bioblast under any Israeli Law or under any other applicable Law.

(bb)         Bioblast has not at any time been a “controlled foreign corporation” as defined in Section 957 of the Code. For purposes of any determination under Section 965 of the Code, (i) the last taxable year of Bioblast which began before January 1, 2018 ended on a date prior to the Closing Date and (ii) no election under Section 965(h) of the Code (or any corresponding or similar provision of state, local or non-U.S. law) has been filed with respect to direct or indirect interests in Bioblast.

Section 3.11         Employee Benefit Plans.

(a)          For purposes of this Agreement, “Bioblast Benefit Plan” shall mean each benefit or compensation plan, or program, including any bonus, incentive, deferred compensation, vacation, stock option, severance, employment, retention, salary continuation, change of control, retirement, pension, profit sharing or fringe benefit plan, or program, of any kind (whether written or oral, tax-qualified or non-tax qualified, funded or unfunded, foreign or domestic, active, frozen or terminated), that is sponsored, maintained or contributed to by Bioblast or (or required to be maintained or contributed to by Bioblast) for the benefit of current or former directors, officers or employees of, or consultants to, Bioblast or with respect to which Bioblast , directly or indirectly, has any liability. As of the date of this Agreement, Section 3.11(a) of the Bioblast Disclosure Letter contains a true and complete list of each Bioblast Benefit Plan.

(b)          Each Bioblast Benefit Plan is in compliance in all material respects with all applicable Laws, including the Employee Retirement Income Security Act of 1974 (“ERISA”), the Code, and the terms of such Bioblast Benefit Plan. Each Bioblast Benefit Plan that is intended to be a qualified plan under Section 401(a) of the Code, and the trust forming a part thereof, has received a currently effective favorable determination letter from the Internal Revenue Service, or with respect to a pre-approved plan, can rely on an opinion letter from the Internal Revenue Service to the pre-approved plan sponsor, to the effect that such Bioblast Benefit Plan is so qualified with respect to its form and that the plan and the trust related thereto qualify in form to be exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination or opinion letter has been revoked, no revocation has been threatened and Bioblast is aware of no event occurring after the date of such determination that could reasonably be expected to cause the revocation of such letter or result in the loss of such qualification. No condition exists that is reasonably likely to subject Bioblast or any Bioblast ERISA Affiliate to any direct or indirect liability under Title IV of ERISA or to a civil penalty under Section 502(j) of ERISA or liability under Section 4069 of ERISA or Section 4975, 4976, or 4980B of the Code or other liability with respect to the Bioblast Benefit Plans, in each case that would, individually or in the aggregate, reasonably be expected to result in material liability to Bioblast. There are no pending or, to Bioblast’s Knowledge, threatened, claims (other than routine claims for benefits or immaterial claims) by, on behalf of or against any of the Bioblast Benefit Plans except where such claims would not, individually or in the aggregate, reasonably be expected to result in material liability to Bioblast. No Bioblast Benefit Plan is, or within the last six (6) years has been, the subject of an examination or audit by a Governmental Entity and to Bioblast’s Knowledge, no fact or event exists or could reasonably be expected to give rise to any such investigation, audit or other administrative proceeding with respect to a Bioblast Benefit Plan. No Bioblast Benefit Plan that provides health insurance or medical coverage is self-funded or self-insured.

(c)          Neither Bioblast nor any Bioblast ERISA Affiliate has within the past six (6) years maintained, sponsored, contributed to, been required to contribute to or has or could reasonably be expected to have any liability with respect to any (i) “multiemployer plan” as defined in Section 4001(a)(3) of ERISA, (ii) “single employer pension plan” as defined in Section 4001(a)(15) of ERISA, (iii) “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA, or (iv) “multiple employer plan” subject to Section 413(c) of the Code. Neither Bioblast nor any Bioblast ERISA Affiliate has any current or contingent liability or obligation with respect to any plan that is or was within the past six (6) years subject to Title IV of ERISA or Sections 412 or 430 of the Code.

(d)          There is no (i) unfair labor practice, labor dispute or labor arbitration proceeding pending or, to Bioblast’s Knowledge, threatened against or affecting Bioblast or any Bioblast Subsidiary or (ii) lockout, strike, slowdown, work stoppage or, to Bioblast’s Knowledge, threat thereof by or with respect to any employees of Bioblast or any Bioblast Subsidiary.

(e)          Except as provided by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Merger or the other Transactions (either alone or in conjunction with any other event) will (i) result in any payment becoming due to any current or former director or any employee or service provider of Bioblast or any Bioblast Subsidiary, (ii) increase any benefits otherwise payable under any Bioblast Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits, or (iv) result in the triggering or imposition of any restrictions or limitations on the rights of Bioblast to amend or terminate any Bioblast Benefit Plan.

(f)          Each Bioblast Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been operated and administered in compliance with Section 409A of the Code and any proposed and final guidance promulgated under Section 409A of the Code No Person is entitled to receive any additional payment (including any tax gross-up or other payment) from Bioblast or any Bioblast Subsidiary as a result of the imposition of any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code.

(g)          Bioblast is, and at all relevant times has been, in compliance in all material respects with all applicable Laws and Orders with respect to labor relations, employment and employment practices, including occupational safety and health standards, terms and conditions of employment or services, payment of wages or other compensation, minimum wages, overtime, classification of employees, employment equality, age discrimination, immigration, visa, work status, human rights, pay equity and workers’ compensation, and is not engaged in any unfair labor practice. The employment or services of each former employee, consultant or contractor of Bioblast was terminated in material compliance with all applicable Laws, and Bioblast does not have, and would not reasonably be expected to have, any liability with respect to any such former employees, consultants or contractors for any such termination of employment or services.

(h)          Section 3.11(h) of the Bioblast Disclosure Letter sets forth a complete and correct list of all current employees of Bioblast, including their material terms of employment including their respective titles, current compensation (including base salary or wage rate, current target bonus entitlement and other incentive or contingent compensation), start date, service reference date (if different from the start date), date of birth, work location, vacation entitlement formula, amount of accrued but unused vacation, whether or not any such employee is on leave of absence (and if so the reason for absence and the expected date of return to work, if any), any Benefit Plans in which the employee is a Participant, and the rate at which Bioblast and the employee contribute to such Benefit Plan. Bioblast does not have any employees who work in Israel.

(i)          All individuals who are or were performing consulting or other services for the Company are or were correctly classified under all applicable Laws by the Company as either “independent contractors” (or comparable status in the case of a non-U.S. entity) or “employees” as the case may be, and, at the Closing Date, with respect to those individuals still performing consulting services for Bioblast as of the Closing Date, such individuals will qualify for such classification and would not be entitled to the rights of an employee of Bioblast. All individuals who are or were classified as “employees” of Bioblast are or were correctly classified under all applicable Laws by Bioblast, as exempt or non-exempt from overtime payments, as the case may be. Except as otherwise required by Law, there is no former director, officer, employee, independent contractor or consultant of Bioblast who is receiving or is scheduled to receive (or whose spouse or other dependent is receiving or is scheduled to receive) any benefits (whether from Bioblast or otherwise) relating to such former service provider’s relationship with Bioblast, nor does any current employee of Bioblast have any rights or entitlements from the that relate to a period of employment or engagement by any third party prior to his or her current employment with Bioblast.

Section 3.12         Internal Control. Bioblast has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of Bioblast’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that Bioblast’s receipts and expenditures are being made only in accordance with authorizations of Bioblast’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Bioblast’s assets that could have a material effect on Bioblast’s financial statements. Bioblast (a) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that all information required to be disclosed by Bioblast in the reports that it will file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Bioblast’s management as appropriate to allow timely decisions regarding required disclosure and (b) has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to Bioblast’s auditors and the board of directors of Bioblast (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect Bioblast’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Bioblast’s internal control over financial reporting. Since January 1, 2018, none of Bioblast, Bioblast’s auditors, the Bioblast Board or the audit committee of the Bioblast Board has received any oral or written notification of any matter set forth in the preceding clause (i) or (ii).

Section 3.13         Compliance with Laws; Licenses.

(a)          The businesses of each of Bioblast and the Bioblast Subsidiaries have been conducted in compliance with all federal, state, local or foreign laws, statutes, ordinances, rules, regulations, judgments, orders, Injunctions, arbitration awards, agency requirements, licenses and permits of all Governmental Entities (each, a “Law” and collectively, “Laws”) in all material respects. No investigation or review by any Governmental Entity with respect to Bioblast or any of the Bioblast Subsidiaries is pending or, to Bioblast’s Knowledge, threatened, nor has any Governmental Entity indicated an intention to conduct the same. As of the date hereof, to the Knowledge of Bioblast and the Bioblast Subsidiaries, no condition or state of facts exists that is reasonably likely to give rise to a violation of, or a liability or default under any applicable Law. Each of Bioblast and the Bioblast Subsidiaries has all governmental permits, authorizations, registrations, waivers, licenses, franchises, variances, exemptions and orders issued or granted by a Governmental Entity and all other authorizations, consents, certificates of public convenience and/or necessity and approvals issued or granted by a Governmental Entity (collectively, “Licenses” and the terms “Bioblast Licenses” and “Enlivex Licenses” will mean Licenses of Bioblast or any of the Bioblast Subsidiaries or Enlivex, respectively) necessary to conduct its business as presently conducted.

(b)          Bioblast and each of the Bioblast Subsidiaries are in material compliance with (i) their respective obligations under each of the Bioblast Licenses and (ii) the rules and regulations of the Governmental Entity issuing such Bioblast Licenses. There is not pending or, to Bioblast’s Knowledge, threatened by or before any Governmental Entity any material proceeding, notice of violation, order of forfeiture or complaint or investigation against Bioblast or any of the Bioblast Subsidiaries relating to any of the Bioblast Licenses. To the Knowledge of Bioblast and the Bioblast Subsidiaries, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation, in any material respect, of any term, condition or provision of any Bioblast License, and to the Knowledge of Bioblast and the Bioblast Subsidiaries, there are no facts or circumstances which could form the basis for any such default or violation. The actions of the applicable Governmental Entities granting all Bioblast Licenses have not been reversed, stayed, enjoined, annulled or suspended, and there is not pending or, to Bioblast’s Knowledge, threatened, any material application, petition, objection or other pleading with any Governmental Entity that challenges or questions the validity of or any rights of the holder under any Bioblast License.

Section 3.14         Material Contracts.

(a)          Section 3.14(a) of the Bioblast Disclosure Letter sets forth a complete list of each currently effective Contract to which Bioblast or any of its Subsidiaries is a party or by which it is bound as of the date of this Agreement (each, a “Bioblast Material Contract”):

(i)          that is a material contract as defined in Item 4 of the Instruction as to Exhibits on Form 20-F;

(ii)         relating to leases of real property;

(iii)        for the purchase of materials, supplies, goods, services, equipment or other assets for annual payments by Bioblast or any of Bioblast’s Subsidiaries of, or pursuant to which in the last year Bioblast or any of its Subsidiaries paid, in the aggregate, $50,000 or more;

(iv)        for the sale of materials, supplies, goods, services, equipment or other assets for annual payments to Bioblast or any of its Subsidiaries of, or pursuant to which in the last year Bioblast or any of its Subsidiaries received, in the aggregate, $50,000 or more;

(v)         (a) any pledge, security agreement, deed of trust or other Contracts that impose a Lien on any of Bioblast’s or any of its Subsidiaries’ assets; (b) loan or credit agreement, indenture, debenture, note or other Contracts that create, incur or guarantee any Indebtedness, or (C) Contracts under which Bioblast or any of its Subsidiaries assumes, or otherwise becomes liable for, the obligations of any other Person;

(vi)        that relates to any partnership, joint venture, strategic alliance or other similar Contract;

(vii)       relating to Indebtedness or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset), except for Contracts relating to Indebtedness in an amount not exceeding $25,000 in the aggregate;

(viii)      each Bioblast Benefit Plan and any severance or change-in-control Contracts;

(ix)         which by its terms limits in any material respect (i) the localities, market or business in which all or any significant portion of the business and operations of Bioblast or Bioblast’s Subsidiaries or, following the consummation of the Transactions, the business and operations of Surviving Company, Bioblast or any Affiliate of Bioblast, is or would be conducted, (ii) the Persons Bioblast or any of its existing or future Subsidiaries, may hire (other than Contracts with contract research organizations or other contractors or vendors that provide services to Bioblast in the ordinary course of Bioblast’s business and that contain provisions that prevent Bioblast from soliciting or hiring any personnel of such contract research organizations or such other contractors or vendors), (iii) the Persons to whom Bioblast or any of its existing or future Subsidiaries may sell products or deliver services, or (iv) the scope of the business and operations of Bioblast and its Subsidiaries, taken as a whole;

(x)          providing for the grant by or to Bioblast of any license to or under any Intellectual Property Rights, other than (i) Contracts where the grant by or to Bioblast of any such license pursuant to such Contract is not material to Bioblast or its business, (ii) Contracts where the Intellectual Property Rights licensed thereunder are licensed on a non-exclusive basis by or to a contractor, service provider or collaborator of Bioblast in the context of such contractor, service provider or collaborator rendering research and development services to Bioblast or for the benefit of Bioblast, and (iii) Contracts where the Intellectual Property Rights licensed thereunder are licensed on a non-exclusive basis for research and the scope of the license to such Intellectual Property Rights does not include the right to practice or use such Intellectual Property Rights to sell or commercialize any product;

(xi)         containing any grant by Bioblast or any of its Subsidiaries to any Person of any express license to market or commercialize any product, including under any Patents (including any covenants not to sue);

(xii)       containing any royalty, dividend or similar arrangement based on the revenues or profits of Bioblast or any of its Subsidiaries;

(xiii)      with any Governmental Entity or a subcontractor to any Governmental Entity in connection with such Bioblast Material Contract;

(xiv)      any Contract with (a) an executive officer or director of Bioblast or any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (b) an owner of more than five percent (5%) of the voting power of the outstanding capital stock of Bioblast or (c) to the Knowledge of Bioblast, any “related party” (within the meaning of Item 7.B of Form 20-F ) of any such officer, director or owner (other than Bioblast or its Subsidiaries) (each, a “Bioblast Related Party Agreement”);

(xv)       any agreement that gives rise to any material payment or benefit as a result of the performance of this Agreement or any of the other Transactions;

(xvi)      relating to the acquisition or disposition of any material interest in, or any material amount of, securities, property or assets of Bioblast or any of its Subsidiaries or any other Person, or for the grant to any Person of any preferential rights to purchase any such securities, property or assets;

(xvii)     any other agreement (or group of related agreements) the performance of which requires aggregate payments to or from Bioblast or any of its Subsidiaries in excess of $50,000;

(xviii)    establishing powers of attorney or agency agreements; and

(xix)       other than as set forth elsewhere on Section 3.14(a) of the Bioblast Disclosure Letter, and excluding customary confidentiality and non-disclosure agreements, all other Contracts that are material to the business or operations of Bioblast and its Subsidiaries and commitments or agreements to enter into any of the foregoing.

(b)          Bioblast has delivered or made available to Enlivex accurate and complete copies of all Bioblast Material Contracts, including all amendments thereto. There are no Bioblast Material Contracts that are not in written form. Neither Bioblast nor any Subsidiary of Bioblast has, nor to Bioblast’s Knowledge, has any other party to a Bioblast Material Contract materially breached, violated or defaulted under, or received notice that it has materially breached, violated or defaulted under, any of the terms or conditions of any Bioblast Material Contract. As to Bioblast and Bioblast’s Subsidiaries, as of the date of this Agreement, each Bioblast Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. The consummation of the Transactions will not (either alone or upon the occurrence of additional acts or events) result in any material payment or payments becoming due from Bioblast, any Subsidiary of Bioblast, or the Surviving Company to any Person under any Bioblast Material Contract or give any Person the right to terminate or alter the provisions of any Bioblast Material Contract. No Person (A) is renegotiating any material amount paid or payable to Bioblast or any of its Subsidiaries under any Bioblast Material Contract or any other material term or provision of any Bioblast Material Contract or (B) has provided notice to Bioblast or any of its Subsidiaries that it intends to terminate any Bioblast Material Contract or with respect to any breach or default in any material respect of any Bioblast Material Contract.

Section 3.15         Environmental Liability.

(a)          Each of Bioblast and the Bioblast Subsidiaries possesses and is in compliance with all Environmental Permits necessary in all material respects to conduct its businesses and operations as currently conducted.

(b)          Each of Bioblast and the Bioblast Subsidiaries is in compliance and have complied in all material respects with all applicable Environmental Laws, and neither Bioblast nor any Bioblast Subsidiary has received any (A) communication from any Governmental Entity or other Person that alleges that Bioblast or any Bioblast Subsidiary has violated or is liable under any Environmental Law in any material respect or (B) written request for material information pursuant to Section 104(e) of the U.S. Comprehensive Environmental Response, Compensation and Liability Act or similar state statute concerning the disposal of Hazardous Materials.

(c)          There are no Environmental Claims pending or, to Bioblast’s knowledge, threatened against Bioblast or any of the Bioblast Subsidiaries and neither Bioblast nor any of the Bioblast Subsidiaries has contractually retained or assumed any liabilities or obligations that would reasonably be expected to result in any Environmental Claim against Bioblast or any of the Bioblast Subsidiaries nor there is any circumstance involving Bioblast or any of its Subsidiaries that would reasonably be expected to result in Environmental Claim.

(d)          Releases. There have been no Releases of, or exposure to, any Hazardous Materials that would reasonably be expected result in any Environmental Claim or liability.

(e)          Definitions.

(i)          “Environmental Claims” means any and all administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, Liens, investigations, proceedings or notices of noncompliance or violation by any Governmental Entity or other Person alleging responsibility or liability (including responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries or penalties or for contribution, indemnification, cost recovery, compensation or injunctive relief) arising out of, based on or related to (x) the presence, Release of, or exposure to, any Hazardous Materials at any location or (y) any failure to comply with any Environmental Law or Environmental Permit.

(ii)         “Environmental Laws” means all Laws issued, promulgated or entered into by or with any Governmental Entity relating to pollution or protection of the environment (including ambient air, surface water, groundwater, soils or subsurface strata) or, as it relates to the environment, the Release of or exposure to hazardous or toxic materials or protection of worker health from such exposure, including the rules and regulations of the Israeli Licensing of Businesses Regulations (Disposal of Hazardous Substances), 1990; the Israeli Hazardous Substances Law, 1993; the Israeli Hazardous Substances Regulations (Disposal of Radioactive Waste), 2002; Hazardous Substances Regulations (Implementation of Provisions of the Montreal Protocol), (Amendment), 2009’ the Israeli Clean Air Law, 2008; the Israeli Public Health Regulation (Systems for Drinking Water Pools), 1983; The Israeli Abatement of Nuisances Law, 1961; the European Union Directive 2002/96/EC on waste electrical and electronic equipment and the European Union Directive 2002/95/EC on the restriction or use of hazardous substances.

(iii)        “Environmental Permits” means all Licenses required under applicable Environmental Laws.

(iv)        “Hazardous Materials” means all hazardous, toxic, explosive or radioactive substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing material, polychlorinated biphenyls (“PCBs”) or PCB-containing materials or equipment, radon gas, infectious or medical wastes and all other substances or wastes that in relevant form or concentration are regulated pursuant to any Environmental Law and shall include “hazardous substances” as defined in the Israeli Hazardous Substances Law, 1993 or under any applicable Environmental Law.

(v)         “Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or within any building, structure, facility or fixture.

Section 3.16         Takeover Laws. There are no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulations (each, a “Takeover Statute”) or any takeover-related provision in the Bioblast Charter applicable to the Merger or the other Transactions.

Section 3.17         Affiliate Transactions. Except as disclosed in Bioblast’s most recently filed annual report on Form 20-F and in Section 3.17 of the Bioblast Disclosure Letter, as of the date of this Agreement, there are no transactions, Contracts or understandings between Bioblast or any of the Bioblast Subsidiaries, on the one hand and (i) any holder of any Equity Interest in Bioblast or any of Bioblast Subsidiaries, on the other hand, or (ii) any of Bioblast’s other Affiliates (other than wholly owned Bioblast Subsidiaries), on the other hand, in the case of this clause (ii), that would be considered a “transaction” under Item 7.B of Form 20-F.

Section 3.18         Intellectual Property.

(a)          Each of Bioblast and the Bioblast Subsidiaries owns, or has a valid license to use, free and clear of all Liens, all Intellectual Property Rights used in the operation of their respective businesses as currently conducted (collectively, the “Bioblast IP Rights”) and such (i) ownership or (ii) right to use the Bioblast IP Rights will not be affected by the execution, delivery and performance of this Agreement or the consummation of the Merger and the other Transactions. All material issued Patents, registered Trademarks and registered copyrights included in the Registered IP owned by Bioblast or any of the Bioblast Subsidiaries are currently subsisting and, valid and enforceable. To Bioblast’s Knowledge, none of the patents underlying the Bioblast IP Rights which are not owned by Bioblast or any of the Bioblast Subsidiaries are (i) invalid or (ii) subject third party invalidity claims.

(b)          (i) To the Knowledge of Bioblast, the conduct of the business as currently conducted and as presently proposed to be conducted by Bioblast and the Bioblast Subsidiaries does not infringe, misappropriate or otherwise violate the Intellectual Property Rights of any third Person, and there has been no such claim, action or proceeding asserted or, to Bioblast’s Knowledge, threatened against Bioblast or any of the Bioblast Subsidiaries or any indemnitee thereof, (ii) there is no claim, action or proceeding pending against Bioblast, any of the Bioblast Subsidiaries or, to Bioblast’s Knowledge, any indemnitee of Bioblast, and, to Bioblast’s knowledge, there is no claim, action or proceeding threatened against Bioblast, any of the Bioblast Subsidiaries or any indemnitee of Bioblast, in each case concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property Rights claimed to be owned or held by Bioblast or any of the Bioblast Subsidiaries or used or alleged to be used in the business of Bioblast or any of the Bioblast Subsidiaries; (iii) none of Bioblast or any of the Bioblast Subsidiaries have filed or threatened in writing any claim against any third Person alleging that such Person infringes any Bioblast IP Right; and (iv) to Bioblast’s knowledge, no third Person is infringing any Bioblast IP Right.

(c)          Bioblast and each of the Bioblast Subsidiaries has taken commercially reasonable precautions, consistent with customary practice in their industry, to protect and maintain the confidentiality of nonpublic information relating to material Bioblast IP Rights, including material inventions, trade secrets, know-how and other proprietary rights of Bioblast and the Bioblast Subsidiaries (“Confidential Bioblast IP”). None of Bioblast or any of the Bioblast Subsidiaries has disclosed any Confidential Bioblast IP to any third Person (except in the ordinary course of business consistent with past practice and subject to obligations of confidence).

(d)          (i) Bioblast and the Bioblast Subsidiaries have complied in all material respects with (A) all of their respective stated privacy policies, programs and other similar notices and (B) to the Knowledge of Bioblast, all data protection, privacy and other applicable Laws that concern the collection, retention, storage, recording, processing, transfer, sharing or other disposition or use of any personally identifiable information; and (ii) there have not been any incidents of data security breaches, including any breaches of software, hardware, databases, computer equipment or other information technology.

(e)          Section 3.18(e) of the Bioblast Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of all options or licenses of any kind relating to Intellectual Property Rights granted to Bioblast or any of the Bioblast Subsidiaries (other than software licenses for commercially available off the shelf software and except pursuant to employee proprietary inventions agreements (or similar employee agreements)). All obligations for payment of monies currently due and payable by Bioblast or any of the Bioblast Subsidiaries in connection with such options, rights, licenses or interests have been satisfied in a timely manner.

(f)          Section 3.18(f) of the Bioblast Disclosure Letter sets forth, as of the date of this Agreement, a complete and accurate list of registered Intellectual Property owned by Bioblast or its Subsidiaries, including all patents and applications therefor, registered trademarks and applications therefor, domain name registrations (if any) and copyright registrations (if any). The patent applications listed in Section 3.18(f) of the Bioblast Disclosure Letter that are owned by Bioblast or any of the Bioblast Subsidiaries are pending and have not been abandoned and have been and continue to be timely prosecuted. All patents, registered trademarks and applications therefor owned by Bioblast or any of the Bioblast Subsidiaries as of the date of this Agreement (or, with respect to patents, registered trademarks and applications therefor licensed by Bioblast or any of the Bioblast Subsidiaries as of the date of this Agreement, to Bioblast’s Knowledge as of the date of this Agreement) have been duly registered and/or filed with or issued by each appropriate Governmental Entity in the jurisdiction indicated in Section 3.18(f) of the Bioblast Disclosure Letter, all related necessary affidavits of continuing use have been (or, with respect to licenses as of the date of this Agreement, to Bioblast’s Knowledge have been) timely filed, and all related necessary maintenance fees have been (or, with respect to licenses as of the date of this Agreement, to Bioblast’s Knowledge have been) timely paid to continue all such rights in effect. None of the patents listed in Section 3.18(f) of the Bioblast Disclosure Letter that are owned by Bioblast or any of the Bioblast Subsidiaries has (and no such patents that are licensed to Bioblast or any of the Bioblast Subsidiaries has to the Bioblast’s Knowledge) expired or been declared invalid, in whole or in part, by any Governmental Entity. None of the trademarks or trademark applications listed in Section 3.18(f) of the Bioblast Disclosure Letter that are owned by Bioblast or any of the Bioblast Subsidiaries are (and no such trademarks or trademark applications that are licensed to Bioblast or any of the Bioblast Subsidiaries are to the Knowledge of Bioblast) involved in or the subject of any ongoing oppositions, cancellations or other proceedings. None of the patents or patent applications listed in Section 3.18(f) of the Bioblast Disclosure Letter that are owned by Bioblast or any of the Bioblast Subsidiaries are (and no such patents or patent applications that are licensed to Bioblast or any of the Bioblast Subsidiaries are to the Knowledge of Bioblast) involved in or the subject of any material ongoing interferences, oppositions, reissues, reexaminations or other proceedings, including ex parte and post-grant proceedings, in the United States Patent and Trademark Office or in any foreign patent office or similar administrative agency. Each inventor named on the patents and patent applications listed in Section 3.18(f) of the Bioblast Disclosure Letter that are owned by Bioblast or any of the Bioblast Subsidiaries has executed an agreement assigning his, her or its entire right, title and interest in and to such patent or patent application, and the inventions embodied and claimed therein, to Bioblast or any of the Bioblast Subsidiaries, or in the case of licensed patents, to the appropriate owners.

(g)          To the Knowledge of Bioblast, no current or former employee or consultant of Bioblast or any of the Bioblast Subsidiaries owns any rights in or to any Intellectual Property Rights owned by, licensed to, or used in the business of Bioblast or any of the Bioblast Subsidiaries. All current and former employees and consultants of Bioblast or any of the Bioblast Subsidiaries who contributed to the discovery, creation or development of any Intellectual Property Rights owned by or used in the business of Bioblast or any of the Bioblast Subsidiaries (a) did so (i) within the scope of his or her employment such that it constituted a work made for hire and all Intellectual Property Rights arising therefrom became the exclusive property of Bioblast or any of Bioblast Subsidiaries, as applicable, or (ii) pursuant to a written agreement, assigned all of his or her Intellectual Property Rights arising therein to Bioblast or any of the Bioblast Subsidiaries, as applicable, and (b) expressly and irrevocably waived for the benefit of Bioblast and the Bioblast Subsidiaries all ownership in any such Intellectual Property Rights, as well as the right to receive additional compensation for such Intellectual Property Rights, and no additional compensation or royalties are due to any employee or consultant for the use of any such Intellectual Property Rights by Bioblast and each of the Bioblast Subsidiaries. All amounts payable by Bioblast and each of the Bioblast Subsidiaries to all Persons involved in the research, development, conception or reduction to practice of any Bioblast IP Rights have been paid in full, and no additional compensation or royalties are due to any current or former employee for the use of any Intellectual Property Rights of the Bioblast, including pursuant to Section 134 to the Israeli Patents Law – 1967. Any Person who has contributed to the creation, invention, modification or improvement of any Intellectual Property Rights of Bioblast, in whole or in part, has explicitly waived any and all moral rights, including within the meaning of such term in the Israeli Copyright Act – 2007, with respect to the Intellectual Property of Bioblast.

(h)          No government funding, or facilities or resources of a university, college, other educational institution or research center, was used in the creation or development of any Intellectual Property Rights of Bioblast. No current or former employee, consultant or independent contractor, in each case who was involved in, or who contributed to, the creation or development of any Intellectual Property Rights of Bioblast, has performed services for or was employed by or otherwise affiliated with any Governmental Entity, any university, college, or other educational institution, or any research or medical center, or any entity affiliated with a Governmental Entity, during (or for the one-year period preceding) a period of time during which such employee, consultant or independent contractor was also performing services used in the creation or development of any Intellectual Property Rights of Bioblast. Bioblast is not a party to any Contract, license or agreement with any Governmental Entity that grants to such Governmental Entity any right or license with respect to any Intellectual Property Rights of Bioblast, other than as granted in the ordinary course of business pursuant to a non-exclusive license to any software.

Section 3.19         Title to Assets. Each of Bioblast and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected in the Bioblast SEC Reports; and (b) all other assets reflected in the books and records of Bioblast or any of its Subsidiaries as being owned by Bioblast or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by Bioblast or any of its Subsidiaries free and clear of any Liens.

Section 3.20         Real Property; Leasehold. Neither Bioblast nor any of its Subsidiaries owns or has ever owned any real property. Bioblast has made available to Enlivex (a) an accurate and complete list of all real properties with respect to which Bioblast directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Bioblast or any of its Subsidiaries, and (b) copies of all leases under which any such real property is possessed, each of which is in full force and effect, with no existing material default thereunder. Bioblast’s use and operation of each such leased property conforms to all applicable Laws in all material respects, and Bioblast has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Liens. Bioblast has not received written notice from its landlords or any Governmental Entity that: (i) relates to violations of building, zoning, safety or fire ordinances or regulations; (ii) claims any defect or deficiency with respect to any of such properties; or (iii) requests the performance of any repairs, alterations or other work to such properties.

Section 3.21         Compliance with Laws; Regulatory Compliance.

(a)          Each of Bioblast and its Subsidiaries is in compliance in all material respects, with all Laws. No investigation or review by any Governmental Entity with respect to Bioblast or any of its Subsidiaries is pending or threatened, nor has any Governmental Entity indicated an intention to conduct the same.

(b)          Each of Bioblast and its Subsidiaries and their respective employees and agents hold all permits, certificates, licenses, variances, registrations, exemptions, orders, consents and approvals from the U.S. Food and Drug Administration (the “FDA”) and any other Governmental Entity that is concerned with the quality, identity, strength, purity, safety, efficacy or manufacturing of Bioblast products (any such Governmental Entity, a “Bioblast Regulatory Agency”) necessary for the lawful operation of the businesses of Bioblast and each of its Subsidiaries as currently conducted (the “Bioblast Permits”), including all authorizations required under the Federal Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”) and the regulations of the FDA promulgated thereunder, and the Public Health Service Act of 1944, as amended (the “PHSA”). Section 3.21(b) of the Bioblast Disclosure Letter sets forth a list of all material Bioblast Permits as of the date of this Agreement. All such Bioblast Permits are valid, and in full force and effect. There has not occurred any material violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, under any Bioblast Permit. Each of Bioblast and each of its Subsidiaries is in compliance in all material respects with the terms of all Bioblast Permits, and no event has occurred that, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any Bioblast Permit.

(c)          None of Bioblast or its Subsidiaries nor any director, officer, employee, agent or Representative thereof, has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” as set forth in 56 Fed. Reg. 46191 (Sept. 10, 1991) and any amendments thereto, or for any other Bioblast Regulatory Agency to invoke a similar policy. None of Bioblast or its Subsidiaries nor any director, officer, employee, agent or Representative thereof, has engaged in any activity prohibited under U.S. federal or state criminal or civil health care Laws (including without limitation the U.S. federal Anti-Kickback Statute, Stark Law, False Claims Act, Health Insurance Portability and Accountability Act, in each case, as amended, and any comparable state Laws), or the regulations promulgated pursuant to such Laws (each, a “Health Care Law”). There is no civil, criminal, administrative or other proceeding, notice or demand pending, received or threatened against Bioblast or any of its Subsidiaries that relates to an alleged violation of any Health Care Law. None of Bioblast or any of its Subsidiaries nor any director, officer, employee, agent, subcontractor or Representative thereof, has been convicted of any crime or engaged in any conduct for which debarment is or exclusion mandated by 21 U.S.C. sec. 335a(a), 42 U.S.C. sec. 1320a-7(a) or any similar Law, or authorized by 21 U.S.C. sec. 335a(b), 42 U.S.C. sec. 1320a-7(b) or any similar Law, or exclusion, or disqualification under applicable Law. There are no consent decrees (including plea agreements) or similar actions to which Bioblast or any of its Subsidiaries or any director, officer, employee, agent or Representative thereof, are bound or which relate to Bioblast products or services.

(d)          Each of Bioblast and its Subsidiaries is and has been in compliance in all material respects with all applicable statutes, rules, regulations, decrees, writs and orders of the FDA and any other Bioblast Regulatory Agency with respect to the labeling, advertising, storing, testing, development, manufacture, packaging and distribution of Bioblast products. All pre-clinical and clinical studies conducted by Bioblast or its Subsidiaries have been and are being conducted in compliance in all material respects with applicable licenses and Laws, including, without limitation, the applicable requirements of the FDA’s current Good Manufacturing Practices, Good Laboratory Practices and Good Clinical Practices, Informed Consent requirements, other applicable requirements contained in 21 CFR Parts 312, 50, 54, 56 and 11, and any applicable clinical trial protocol.

(e)          There are no proceedings pending or threatened with respect to a violation or alleged violation by Bioblast or any of its Subsidiaries of any rules and regulations of any applicable Governmental Entities or regulatory bodies (including without limitation, the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other legislation or regulation promulgated by any other Bioblast Regulatory Agency). All applications, submissions, information and data utilized by Bioblast or any of its Subsidiaries as the basis for, or submitted by or on behalf of Bioblast or any of its Subsidiaries in connection with any and all requests for a Bioblast Permit relating to Bioblast or any of its Subsidiaries, when submitted to the FDA or other Bioblast Regulatory Agency, were true, correct and complete in all material respects as of the date of submission, and any updates, changes, corrections or modification to such applications, submissions, information and data required under applicable Laws have been submitted to the FDA or other Bioblast Regulatory Agency. No data generated by Bioblast or any of its Subsidiaries with respect to Bioblast products or services is the subject of any action, either pending or threatened, by any Bioblast Regulatory Agency relating to the truthfulness or scientific adequacy or integrity of such data.

(f)          None of Bioblast or its Subsidiaries nor any of the Representatives, licensors, licensees, assignors or assignees thereof has received any notice that the FDA or any other Bioblast Regulatory Agency or third party has initiated, or threatened to initiate, any action to recall, suspend or otherwise restrict the development or manufacture of any Bioblast product. None of Bioblast or any of its Subsidiaries is in receipt of written notice of, or is subject to, any adverse inspection, finding of deficiency, finding of non-compliance, investigation, civil or criminal proceeding, hearing, suit, demand, claim, complaint, inquiry, proceeding, or other compliance or enforcement action relating to any Bioblast products or services, including with respect to their development, manufacturing, labeling, advertising, storing, or testing, from any Governmental Entity, Bioblast Regulatory Agency or other third party. There is no act, omission, event or circumstance that would reasonably be expected to give rise to any such action.

(g)          Bioblast and its Subsidiaries have made available to Enlivex true, correct and complete copies of any and all applications, approvals, licenses, written notices of inspectional observations, establishment inspection reports and any other documents received from the FDA or other Bioblast Regulatory Agency, including documents that indicate or suggest lack of compliance with the regulatory requirements of the FDA or other Bioblast Regulatory Agency. Bioblast and its Subsidiaries have made available to Enlivex for review all material correspondence to or from the FDA or other Bioblast Regulatory Agency, minutes of meetings, written reports of phone conversations, visits or other contact with the FDA or other Bioblast Regulatory Agency, and all other documents concerning communications to or from the FDA or other Bioblast Regulatory Agency, or prepared by the FDA or other Bioblast Regulatory Agency or which bear in any way on Bioblast’s or any of its Subsidiaries’ compliance with regulatory requirements of the FDA or any other Bioblast Regulatory Agency.

Section 3.22         Anti-Corruption Laws. None of Bioblast or any of its Subsidiaries or any of their respective directors, officers, employees or agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010, Title 5 of the Israeli Penalty Law (Bribery Transactions), the Israeli Prohibition on Money Laundering Law, 2000, or any other anti-bribery or anti-corruption Law (collectively, the “Anti-Corruption Laws”). Neither Bioblast nor any of its Subsidiaries is or has been the subject of any investigation or inquiry by any Governmental Entity with respect to potential violations of Anti-Corruption Laws.

Section 3.23         Fairness Opinion. Prior to the execution of this Agreement, the Bioblast Board has received the oral opinion (to be confirmed in writing) of Bioblast’s Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications, restrictions and limitations upon the review undertaken by Bioblast’s Financial Advisor in preparing its opinion, the Merger Consideration to be paid by Bioblast in the Merger pursuant to this Agreement is fair, from a financial point of view, to the shareholders of Bioblast] (the “Bioblast Fairness Opinion”). Such Bioblast Fairness Opinion has not been amended or rescinded as of the date of this Agreement. Copies of the written opinion of Bioblast’s Financial Advisor will be delivered to Enlivex for informational purposes only reasonably promptly following receipt thereof by Bioblast.

Section 3.24         Insurance. Section 3.24 of the Bioblast Disclosure Letter contains a complete and accurate list of all policies of fire, liability, workers’ compensation, title and other forms of insurance owned, held by or otherwise applicable, as of the date of this Agreement, to the assets, properties or operations of Bioblast and the Bioblast Subsidiaries, and Bioblast has heretofore made available to Enlivex and its Representatives a complete and accurate copy of all such policies, including all occurrence based policies applicable to the assets, properties or operations of Bioblast and the Bioblast Subsidiaries for all periods prior to the Effective Time. All such policies (or substitute policies with substantially similar terms and underwritten by insurance carriers with substantially similar or higher ratings) are valid and subsisting and in full force and effect in accordance with their terms, all premiums with respect thereto covering all periods up to and including the Effective Time have been paid, and no notice of cancellation or termination (or any other threatened termination) has been received with respect to any such policy. Such policies are sufficient for compliance by Bioblast and the Bioblast Subsidiaries with (i) all requirements of applicable Law and (ii) all Contracts to which any of Bioblast or any of the Bioblast Subsidiaries is a party, and each of Bioblast and each of the Bioblast Subsidiaries has complied in all material respects with the provisions of such policy under which Bioblast or such Bioblast Subsidiary, as applicable is an insured party. Neither Bioblast nor any of the Bioblast Subsidiaries is in default under any of such insurance policies, and there exists no event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default thereunder. Neither Bioblast nor any of the Bioblast Subsidiaries has been refused any insurance or suffered the cancellation of any insurance with respect to the assets, properties or operations of Bioblast or such Bioblast Subsidiary, as applicable, by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance during the last five (5) years. There are no pending or, to the Knowledge of Bioblast, threatened material claims under any insurance policy.

Section 3.25         Books and Records. The minute books of Bioblast and the Bioblast Subsidiaries made available to Enlivex prior to the date hereof accurately and adequately reflect in all material respects all action previously taken by the respective shareholders, Boards of Directors and committees of the Boards of Directors of Bioblast and the Bioblast Subsidiaries. The copies of the stock book records of Bioblast and the Bioblast Subsidiaries made available to Enlivex prior to the date hereof are true, correct and complete and accurately reflect all transactions effected in Bioblast Capital Stock and in the capital stock of the Bioblast Subsidiaries through and including the date hereof.

Section 3.26         Grants and Subsidies. Neither Bioblast nor any of the Bioblast Subsidiaries has as of the date of this Agreement (i) applied for, accepted or become subject to any requirement or obligation relating to any grants, incentives (including tax incentives), benefits, funding, loan, support, exemptions, qualifications and subsidies or similar benefits from any Governmental Entity or from other bi- or multi-national grant programs (each a “Governmental Grant” and collectively “Governmental Grants”) or (ii) amended or terminated, or waived any material right or remedy related to, any Governmental Grant.

Section 3.27         No Other Representations or Warranties; Reliance. Except for the representations and warranties contained in this Agreement, none of Bioblast, any of its Subsidiaries, Bioblast’s Affiliates nor any other Person makes any express or implied representation or warranty on behalf of Bioblast, its Subsidiaries or Bioblast’s Affiliates or any other Person, and each of Bioblast, its Subsidiaries and Bioblast’s Affiliates hereby disclaims any such representation or warranty whether by Bioblast, its Subsidiaries or its Affiliates. Bioblast has not relied and is not relying on any statement, representation or warranty, oral or written, express or implied, made by Enlivex or any of its Affiliates or Representatives, except as expressly set forth in Article IV and those certificates delivered by Enlivex pursuant to this Agreement.

Article IV
Representations and Warranties of Enlivex

Except as disclosed in the disclosure letter (the “Enlivex Disclosure Letter”) delivered by Enlivex to Bioblast concurrently with the execution of this Agreement, Enlivex hereby represents and warrants to Bioblast and Merger Sub as follows:

Section 4.01         Corporate Organization.

(a)          Enlivex is a company (i) duly organized and validly existing under the laws of the State of Israel and (ii) is not a “defaulting company” as defined under the Companies Law. Enlivex has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, individually or in the aggregate, be material.

(b)          A true and complete copy of the Enlivex Charter has previously been made available to Bioblast.

(c)          Enlivex has no Subsidiaries.

Section 4.02         Capitalization.

(a)          Authorized and Issued Shares.

(i)          Enlivex’s authorized share capital is NIS 3,885,000, consisting of 245,000,000 Enlivex Ordinary Shares, 65,000,000 Enlivex Preferred A Shares, 72,000,000 Enlivex Preferred B Shares and 65,000,000 Enlivex Preferred C Shares (collectively, the “Enlivex Capital Stock”). As of the date of this Agreement, (1) 72,488,316 Enlivex Ordinary Shares were issued and outstanding, (2) 63,201,175 Enlivex Preferred A Shares were issued and outstanding, (3) 28,377,032 Enlivex Preferred B Shares were issued and outstanding, (4) 10,746,444 Enlivex Preferred C Shares were issued and outstanding, (5) 782,849 Enlivex Ordinary Shares were reserved and available for issuance pursuant to the Enlivex Therapeutics Ltd. Global Share Incentive Plan (2014) (the “Enlivex 2014 Plan”), (5) options to purchase 36,917,968 Enlivex Ordinary Shares were granted pursuant to the Enlivex 2014 Plan (the “Enlivex Options”), and (6) 37,626,655 warrants to purchase Enlivex Shares were outstanding, entitling the holders thereof, upon exercise, to receive an aggregate of 995,685 Enlivex Ordinary Shares and 36,630,670 Enlivex Preferred B Shares (collectively, the “Enlivex Warrants”). Except as set forth in the second sentence of this Section 4.02(a)(i), no other Equity Interests of Enlivex were issued, reserved for issuance or outstanding, and Enlivex has no other options, warrants, calls, pre-emptive rights, subscriptions or other rights, Contracts, arrangements or commitments of any kind, including any shareholder rights plan, relating to, or the value of which is determined in reference to, the issued or unissued Enlivex Shares (or any other Equity Interest of Enlivex), obligating Enlivex to issue, transfer or sell, or cause to be issued, transferred or sold, any Equity Interests of Enlivex. All of the issued and Enlivex Shares are and, at the time of issuance, all such shares that may be issued upon the exercise Enlivex Options and Enlivex Warrants will be, duly authorized and validly issued and fully paid, nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Companies Law, the Enlivex Charter or any Contract to which Enlivex is a party or by which it is otherwise bound.

(ii)         As of the date of this Agreement, except as set forth in the second sentence of Section 4.02(a)(i) and except for Enlivex Options and Enlivex Warrants, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of Enlivex to issue, deliver or sell, or cause to be issued, delivered or sold, any Equity Interests of Enlivex. There are not any outstanding obligations of Enlivex to directly or indirectly redeem, repurchase or otherwise acquire any Equity Interests in Enlivex. Enlivex is not a party to any agreement with respect to the voting of any share capital or voting securities of, or other Equity Interests in, Enlivex.

(iii)        Section 4.02(a)(iii) of the Enlivex Disclosure Letter sets forth a complete and correct list of all Enlivex Options which specify (A) each Enlivex Option outstanding as of the date hereof, (B) the name of the holder thereof, (C) the grant date, (D) the date upon which each Enlivex Option would normally be expected to expire absent termination of employment or other acceleration, (E) the number of Enlivex Ordinary Shares issuable thereunder, (F) the vesting schedule, (G) the number of Enlivex Options that are vested as of the date of this Agreement and the number of Enlivex Options that are unvested, (H) the exercise price, and (I) whether each such Enlivex Option was granted and is subject to Tax pursuant to Section 3(i) of the Israeli Tax Ordinance or Section 102. Except as set forth in Section 4.02(a)(iii) of the Enlivex Disclosure Letter, no benefits under the Enlivex 2014 Plan will accelerate in connection with the Transactions. The Enlivex 2014 Plan and each other option plan and other incentive plan of Enlivex are qualified under Section 102 of the Israeli Tax Ordinance, and all actions necessary to maintain the qualification of the Enlivex 2014 Plan and each such other option plan or other incentive plan under Section 102 of the Israeli Tax Ordinance have been taken including the approval of the Enlivex 2014 Plan by the ITA.

(iv)        Enlivex has made available to Bioblast a complete and correct list of all Enlivex Warrants outstanding as of the date hereof, which list includes, with respect to each such Enlivex Warrant, the (A) holder of such Enlivex Warrant, (B) the exercise price (if applicable), (C) the number and type of Enlivex Shares underlying such security and (D) the date of issuance.

(b)          No bonds, debentures, notes or other Indebtedness, or securities convertible into or exchangeable for, or other rights to acquire, any such bonds, debentures, notes or other Indebtedness, of Enlivex having the right to vote on any matters on which shareholders may vote (“Enlivex Voting Debt”) are issued or outstanding.

(c)          Enlivex does not own, beneficially or of record, directly or indirectly any Equity Interests in any Person, nor does Enlivex have any Contract or other obligation requiring that Enlivex acquire any Equity Interest in any Person.

Section 4.03         Authority; No Violation.

(a)          Enlivex has full corporate power and authority to execute and deliver this Agreement, to consummate the Merger and the other Transactions and to perform its obligations hereunder. The execution and delivery of this Agreement and the consummation of the Merger and the other Transactions have been duly and validly approved and adopted by the Enlivex Board (at meetings duly called and held or pursuant to a unanimous written consent). The Enlivex Board has determined that this Agreement and the Merger and the other Transactions are in the best interests of Enlivex and its shareholders and that considering the financial position of Enlivex and Merger Sub and subject to the consummation of this Agreement and the other Transactions, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Enlivex to its creditors, has adopted this Agreement and recommended that its shareholders vote in favor of the approval of this Agreement, the Merger and the other Transactions and has directed that a meeting of Enlivex’s shareholders be duly convened for such purpose (the “Enlivex Shareholders Meeting”). Except for the approval of this Agreement, the Merger and the other Transactions by the Enlivex Board, which has been obtained, and the holders of a majority of the outstanding Enlivex Shares, including holders of a majority of the outstanding Enlivex Preferred A Shares, at least 66% of the outstanding Enlivex Preferred B Shares and at least 51% of the outstanding Enlivex Preferred C Shares (together, the “Enlivex Shareholder Approval”), no other corporate proceedings on the part of Enlivex or any other vote by the holders of any class or series of Enlivex Shares are necessary to approve or adopt this Agreement or to consummate the Merger and the other Transactions (except for the filing of the appropriate merger documents and obtaining a Merger Certificate as required by the Companies Law, including as set forth in Section 6.04). This Agreement has been duly and validly executed and delivered by Enlivex and (assuming due authorization, execution and delivery by the other parties hereto) constitutes the valid and binding obligation of Enlivex, enforceable against Enlivex in accordance with its terms, subject to the Enforceability Exceptions.

(b)          Neither the execution and delivery of this Agreement by Enlivex nor the consummation by Enlivex of the Merger or the other Transactions, nor compliance by Enlivex with any of the terms or provisions of this Agreement, will (i) violate any provision of the Enlivex Charter or (ii) assuming that the consents, approvals and filings referred to in Section 4.04 are duly obtained and/or made, (A) violate any Injunction or any statute, code, ordinance, rule, regulation, judgment, order, writ or decree applicable to Enlivex or any of its assets, or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancelation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Enlivex under, any of the terms, conditions or provisions of any Contract, note, bond, mortgage, indenture, deed of trust, Enlivex License, lease, agreement or other instrument or obligation to which Enlivex is a party, or by which they or any of their respective properties or assets may be bound or affected.

Section 4.04         Consents and Approvals. Except for (a) the obtaining of the Certificate of Merger from the Israeli Registrar of Companies pursuant to the Companies Law, (b) compliance with notices and filings, if any, under any Antitrust Laws of any applicable jurisdiction, (c) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of Bioblast Ordinary Shares constituting the Merger Consideration, (d) any filings required under the rules and regulations of Nasdaq, (e) the IIA Notice, no consents, approvals of, filings or registrations with, or orders, and (f) obtaining the Israeli Tax Ruling, no authorizations or authority of any Governmental Entity are necessary in connection with (i) the execution and delivery by Enlivex of this Agreement, and (ii) the consummation by Enlivex of the Transactions.

Section 4.05         Reports. Enlivex has timely filed all submissions, reports, registrations, schedules, forms, statements and other documents, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2017 with the Regulatory Agencies, and has paid all fees and assessments due and payable in connection therewith, except in each case where the failure to file such report, registration, schedule, form, statement or other document, or to pay such fees or assessments would not, individually or in the aggregate, reasonably be expected to be material to Enlivex.

Section 4.06         Financial Statements.

(a)          Section 4.06(a) of the Enlivex Disclosure Letter includes true and complete copies of Enlivex’s (i) unaudited balance sheet as of June 30, 2018 and the related unaudited statements of operations, cash flows and changes in shareholders’ equity as of and for the three and six months ended June 30, 2018 and (ii) audited balance sheet as of December 31, 2017 and December 31, 2016, and the related audited statements of operations, cash flows and changes in shareholder’ equity for the years ended December 31, 2017 and December 31, 2016, together with the notes thereto and the reports and opinions of Enlivex’s independent auditor relating thereto, prepared in accordance with GAAP (such financial statements described in the immediately preceding clauses (i) and (ii), collectively, the “Enlivex Financial Statements”). The Enlivex Financial Statements (i) complied, or will comply as to form in all material respects prior to the Effective Time, with the published rules and regulations of the SEC with respect thereto (ii) were prepared and will be prepared, as the case may be, in all material respects in accordance with GAAP applied on a consistent basis (unless otherwise noted therein) throughout the periods indicated and (iii) fairly present, in all material respects, the financial condition, the cash flows and operating results of Enlivex as of the dates and for the periods indicated therein (except that the unaudited financial statements do not contain footnotes and are subject to normal and recurring year-end adjustments, which will not, individually or in the aggregate, be material).

(b)          Enlivex maintains adequate disclosure controls and procedures designed to ensure that material information relating to Enlivex is made known to the Chief Executive Officer of Enlivex by others within Enlivex.

(c)          None of Enlivex, or any director, officer, employee, or internal or external auditor of Enlivex has received or otherwise had or obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, that Enlivex has engaged in questionable accounting or auditing practices.

(d)          During the periods covered by the Enlivex Financial Statements, there have been no: (i) changes in the internal control over financial reporting of Enlivex that have materially affected, or are reasonably likely to materially affect, Enlivex’s internal control over financial reporting; (ii) significant deficiencies and material weaknesses in internal accounting controls utilized by Enlivex; (iii) instances of fraud, whether or not material, involving the management of Enlivex or other employees of Enlivex who have a role in the preparation of financial statements or the internal accounting controls utilized by Enlivex, or (iv) claims or allegations regarding any of the foregoing.

(e)          Except (i) for those liabilities that are reflected or reserved against on Enlivex’s balance sheet as of June 30, 2018 or the notes thereto included in the Enlivex Financial Statements, (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since June 30, 2018 and (iii) for liabilities and obligations incurred in connection with this Agreement, Enlivex does not have any liabilities that, individually or in the aggregate, are material to Enlivex.

(f)          Enlivex has duly paid when due (according to the original payment schedule thereof) all principal and interest payments on account of any of its Indebtedness.

(g)          Enlivex is not a party to, nor does it have any commitment to become a party to, any joint venture, partnership agreement or any similar Contract (including any Contract relating to any transaction, arrangement or relationship between Enlivex, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any off-balance sheet arrangement, which, the case of any of the foregoing, would (if Enlivex were subject to the reporting requirements of Section 13a of the Exchange Act) be required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K.

Section 4.07         Advisors’ Fees. None of Enlivex, or any of its officers or directors has employed any Advisor, or incurred any liability for any broker’s fees, commissions, finder’s fees or other Advisor fees, in connection with the Merger or other Transactions.

Section 4.08         Absence of Certain Changes or Events.

(a)          Since January 1, 2018, through the date of this Agreement, no event or events or development or developments have occurred that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Enlivex.

(b)          Except in connection with the execution and delivery of this Agreement and the Transactions, from January 1, 2018, through the date of this Agreement, Enlivex has carried on its business in all material respects in the ordinary course, consistent with past practice.

Section 4.09         Legal Proceedings.

(a)          Except as set forth in Section 4.09(a) of the Enlivex Disclosure Letter, Enlivex is not a party to any, and there are no pending or, to Enlivex’s Knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations or reviews of any nature against Enlivex or, to Enlivex’s Knowledge, any of the directors, officers or employees of Enlivex in their capacity as such. Since the date of its incorporation, Enlivex has not settled or compromised any proceeding or claim, whether filed or threatened, which settlement or compromise is or was material to Enlivex.

(b)          Except as set forth in Section 4.09(b) of the Enlivex Disclosure Letter, there is no Injunction, judgment or regulatory restriction imposed upon Enlivex or the assets of Enlivex.

Section 4.10         Taxes and Tax Returns.

(a)          Enlivex has timely filed with the proper Tax Authority, taking into account any extensions, all material Tax Returns required to be filed by it, and all such Tax Returns are accurate and complete in all material respects. All material Taxes required to be paid by Enlivex (whether or not shown on any Tax Return) on or before the Closing Date have been timely paid, other than Taxes that are not yet due or that are being contested in good faith in appropriate proceedings, have not been finally determined and have been adequately reserved against in accordance with GAAP.

(b)          There are no Liens for Taxes on any assets of Enlivex.

(c)          No deficiency for any Tax has been asserted or assessed by any Tax Authority against Enlivex which deficiency has not been paid or is not being contested in good faith in appropriate proceedings.

(d)          Enlivex has provided adequate reserves in its financial statements for any Taxes that have not been paid in accordance with GAAP, as consistently applied by Enlivex.

(e)          Enlivex has (i) complied in all material respects with all applicable legal requirements relating to the payment, reporting and withholding of (and payment on account of) Taxes, (ii) within the time and in the manner prescribed by applicable legal requirements, withheld from employee wages, consulting compensation or consideration payable to any independent contractor, supplier, shareholder or other third party and timely paid over to the proper Governmental Entities (or is properly holding for such timely payment) all material amounts required to be so withheld and paid over under all applicable legal requirements, and (iii) timely filed all material withholding Tax Returns, for all periods.

(f)          Enlivex has not been an “Approved Enterprise” or “Benefited Enterprise” under Israel’s Law for the Encouragement of Capital Investment, 1959.

(g)         Except as set forth in Section 4.10(g) of the Enlivex Disclosure Letter, Enlivex is not a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement.

(h)         Enlivex has not (i) received a ruling from any Tax Authority or (ii) entered into any closing agreement with any Tax Authority with respect to any Tax year.

(i)          Enlivex is not required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or exists on or prior to the Closing Date: (a) an installment sale or open transaction or (b) a change in the accounting method of Enlivex pursuant to any applicable Tax Law.

(j)          No audits are presently pending with regard to any Taxes or Tax Returns of Enlivex. No notification has been received by Enlivex that an audit is pending or threatened with respect to any Taxes due from or with respect to or attributable to Enlivex or any Tax Return filed by or with respect to Enlivex.

(k)         All Tax deficiencies that have been claimed, proposed, assessed or asserted against Enlivex have been fully paid or finally settled.

(l)          There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against Enlivex.

(m)        Enlivex is not a party to any material joint venture, partnership or other arrangement that is treated as a partnership for any Tax purposes.

(n)         Other than any Tax Returns that have not yet been required to be filed (taking into account any extensions), Enlivex has made available to Bioblast true, correct and complete copies of the Israeli Tax Returns, and Tax opinions and legal memoranda, audit reports, letter rulings and similar documents, for Enlivex for any jurisdiction for each of the taxable periods which is not yet time barred under the applicable statute of limitations.

(o)         Enlivex has not received written notice of any claim made by a Tax Authority in a jurisdiction where Enlivex does not file Tax Returns, that Enlivex is or may be subject to taxation by that jurisdiction. Enlivex has not received notice of, or any claim made by, a Governmental Entity that it has or has had a permanent or fixed establishment, branch, residence or other taxable presence, as defined in any applicable Tax treaty or Law, in any country outside its country of formation.

(p)         Enlivex is not nor has it ever been a “real estate corporation” as defined under the Israeli Real Estate Taxation Law (Betterment and Purchase) -1963, or a “United States real property holding corporation” as defined under Section 897 of the Code.

(q)         Enlivex has not been a member of any affiliated group within the meaning of Section 1504(a) of the Code filing a consolidated tax return, or any similar affiliated; combined, unitary, aggregate or consolidated group for Tax purposes under state, local or non-U.S. law (other than a group the common parent of which is Enlivex), or has any liability for Taxes of any Person (other than Enlivex) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. law as a transferee or successor, by contract or otherwise.

(r)          Enlivex has not been either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code within the past two years.

(s)          Enlivex has not engaged in any “listed transaction,” as defined in Section 6707A(c)(2) of the Code or Treasury Regulation Section 1.6011-4(b)(2) or any similar provision of any state, local or non-U.S. Tax Law.

(t)          Enlivex has (i) complied in all material respects with all applicable legal requirements concerning VAT, including with respect to the making on time of accurate returns and payments and the maintenance of records, (ii) collected and timely remitted to the relevant Taxing Authority all output value added Tax which it was required to collect and remit under any applicable Law and (iii) has not received a refund for input-value added Tax for which it is not entitled under any applicable Law. Enlivex has never made any exempt transaction, and, there are no circumstances by reason of which it would be reasonably expected that there might not be a full entitlement to credit for all VAT chargeable on supplies and acquisitions received and imports made (or agreed or deemed to be received or made) by them. Enlivex is duly registered for VAT purposes.

(u)          Enlivex has no current or accumulated earnings and profits.

(v)         Enlivex has not (i) undertaken any transaction which required or will require special reporting in accordance with the Israeli Income Tax Regulations (Tax Planning Requiring Reporting) (Temporary Provisions), 2006 regarding aggressive tax planning, (ii) has obtained an "Opinion", as defined under section 131D of the Israeli Tax Ordinance or (iii) has taken a "Reportable Position" as defined under Section 131E of the Israeli Tax Ordinance. Enlivex is in compliance with all transfer pricing requirements in all jurisdictions in which any of them do business. Enlivex is not subject to restrictions or limitations pursuant to Part E2 of the Israeli Tax Ordinance pursuant to any Tax ruling made in connection with the provisions of Part E2. Section 4.10(v) of the Enlivex Disclosure Letter lists each Tax incentive, subsidy or benefit granted to or enjoyed by Enlivex under the laws of Israel, the period for which such Tax incentive, subsidy or benefit applies, and the nature of such Tax incentive.

(w)          Enlivex (A) has not at any time been a controlled foreign corporation as defined in Section 957 of the Code, (B) has not at any time been a “passive foreign investment company” within the meaning of Section 1297 of the Code, and (C) does not have a permanent establishment (within the meaning of an applicable Tax Law) or otherwise has an office or fixed place of business in a country other than the country in which it is organized. For purposes of any determination under Section 965 of the Code, (i) the last taxable year of Enlivex which began before January 1, 2018 ended on a date prior to the Closing Date and (ii) no election under Section 965(h) of the Code (or any corresponding or similar provision of state, local or non-U.S. law) has been filed with respect to direct or indirect interests in Enlivex.

Section 4.11         Employee Benefit Plans; Employees.

(a)          For purposes of this Agreement, “Enlivex Benefit Plan” shall mean each benefit or compensation plan, or program, including any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, golden parachute, retention, salary continuation, change of control, retirement, pension, profit sharing or fringe benefit plan, or program, of any kind (whether written or oral, tax-qualified or non-tax qualified, funded or unfunded, foreign or domestic, active, frozen or terminated), that is sponsored, maintained or contributed to by Enlivex (or required to be maintained or contributed to by Enlivex) for the benefit of current or former directors, officers or employees of, or consultants to Enlivex or with respect to which Enlivex, directly or indirectly, has any liability. Section 4.11(a) of the Enlivex Disclosure Letter contains a true and complete list of each Enlivex Benefit Plan. Each Enlivex Benefit Plan may be amended or terminated without liability to Enlivex at any time on or after the Closing Date. Enlivex has no plan or commitment to establish any new Enlivex Benefit Plan or to modify any Enlivex Benefit Plan (except to the extent required by applicable Law, as previously disclosed to Bioblast in writing), or is required by this Agreement. No Enlivex employee is subject to U.S. federal or state income tax, and no Enlivex Benefit Plan is subject to or governed by ERISA or is intended to be qualified under the Section 401(a) of the Code.

(b)          Each Enlivex Benefit Plan is in compliance in all material respects with all applicable Laws and the terms of such Enlivex Benefit Plan. There are no pending or to Enlivex’s Knowledge, threatened, claims (other than routine claims for benefits or immaterial claims) by, on behalf of or against any of the Enlivex Benefit Plans or any trusts related thereto except where such claims would not, individually or in the aggregate, reasonably be expected to result in material liability to Enlivex. No Enlivex Benefit Plan is, or within the last six (6) years has been, the subject of an examination or audit by a Governmental Entity or the subject of an application or filing under, or a participant in, a government-sponsored amnesty, voluntary compliance or similar program and to Enlivex’s Knowledge, no fact or event exists or could reasonably be expected to give rise to any such investigation, audit or other administrative proceeding. Except as required by applicable Laws, no Enlivex Benefit Plan provides health, life or disability benefits to any current or former employees or service providers or their beneficiaries following termination of employment or service or after retirement.

(c)          Enlivex has made available to Bioblast or to Bioblast’s counsel true and complete copies of the following documents relating to the Enlivex Benefit Plans: (i) if the Enlivex Benefit Plan has been reduced to writing, a current copy of the plan documents together with all amendments thereto; (ii) if applicable, any trust agreements.

(d)          There is no (i) unfair labor practice, labor dispute or labor arbitration proceeding pending or, to Enlivex’s Knowledge, threatened against or affecting Enlivex, or (ii) lockout, strike, slowdown, work stoppage or, to Enlivex’s Knowledge, threat thereof by or with respect to any employees of Enlivex.

(e)          Except as provided by this Agreement and except as set forth in Section 4.11(e) of the Enlivex Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Merger or the other Transactions (either alone or in conjunction with any other event) will (i) result in any payment or benefit becoming due to any current or former director or any employee or other service provider of Enlivex, (ii) increase any benefits otherwise payable under any Enlivex Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits or (iv) result in the triggering or imposition of any restrictions or limitations on the rights of Enlivex to amend or terminate any Enlivex Benefit Plan.

(f)          All individuals who are or were performing consulting or other services for Enlivex are or were correctly classified under all applicable Laws by Enlivex as either “independent contractors” (or comparable status in the case of a non-U.S. entity) or “employees” as the case may be, and, at the Closing Date, with respect to those individuals still performing consulting services for Enlivex as of the Closing Date, such individuals will qualify for such classification and would not be entitled to the rights of an employee of Enlivex.

(g)          Each Enlivex Benefit Plan that is or could be a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been operated and administered in compliance with Section 409A of the Code and any proposed and final guidance promulgated under Section 409A of the Code. No Person is entitled to receive any additional payment (including any tax gross-up or other payment) from Enlivex or any Enlivex Subsidiary as a result of the imposition of any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code.

Section 4.12         Internal Control. Enlivex has designed and maintains a system of internal control over financial reporting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for internal purposes in accordance with GAAP, and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of Enlivex’s assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that Enlivex’s receipts and expenditures are being made only in accordance with authorizations of Enlivex’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Enlivex’s assets that could have a material effect on Enlivex’s financial statements. Enlivex has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to Enlivex’s auditors and the Enlivex Board (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect in any material respect Enlivex’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Enlivex’s internal control over financial reporting. Since January 1, 2018, none of Enlivex, Enlivex’s auditors, the Enlivex Board or the audit committee of the Enlivex Board has received any oral or written notification of any matter set forth in the preceding clause (i) or (ii).

Section 4.13         Compliance with Laws; Licenses.

(a)          The business of Enlivex has been conducted in compliance with all Laws in all material respects. No investigation or review by any Governmental Entity with respect to Enlivex is pending or, to Enlivex’s Knowledge, threatened, nor has any Governmental Entity indicated an intention to conduct the same. To the Knowledge of Enlivex, no condition or state of facts exists that is reasonably likely to give rise to a violation of, or a liability or default under any applicable Law. Except as set forth in Section 4.13(a) of the Enlivex Disclosure Letter, Enlivex has all Licenses necessary to conduct its business as presently conducted.

(b)          Enlivex is in material compliance with (i) its obligations under each of the Enlivex Licenses and (ii) the rules and regulations of the Governmental Entity issuing such Enlivex Licenses. There is not pending or, to Enlivex’s Knowledge, threatened by or before any Governmental Entity any material proceeding, notice of violation, order of forfeiture or complaint or investigation against Enlivex relating to any of the Enlivex Licenses. To the Knowledge of Enlivex, no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation, in any material respect, of any term, condition or provision of any Enlivex License, and to the Knowledge of Enlivex, there are no facts or circumstances which could form the basis for any such default or violation. The actions of the applicable Governmental Entities granting all Enlivex Licenses have not been reversed, stayed, enjoined, annulled or suspended, and there is not pending or, to Enlivex’s Knowledge, threatened, any material application, petition, objection or other pleading with any Governmental Entity that challenges or questions the validity of or any rights of the holder under any Enlivex License.

Section 4.14         Material Contracts.

(a)          Section 4.14(a) of the Enlivex Disclosure Letter sets forth a complete list of each currently effective Contract to which Enlivex is a party or by which it is bound as of the date of this Agreement (each, a “Enlivex Material Contract”):

(i)          relating to leases of real property;

(ii)         for the purchase of materials, supplies, goods, services, equipment or other assets (1) for annual payments by Enlivex, or pursuant to which in the last year Enlivex paid, in the aggregate, $50,000 or more or (2) that require, permit or contemplate any payments in any amounts by Enlivex at the Closing or at any time thereafter;

(iii)        for the sale of materials, supplies, goods, services, equipment or other assets (1) for annual payments to Enlivex, or pursuant to which in the last year Enlivex received, in the aggregate, $50,000 or more or (2) that require, permit or contemplate any payments in any amounts to Enlivex at the Closing or at any time thereafter;

(iv)        (a) any pledge, security agreement, deed of trust or other Contracts that impose a Lien on any of Enlivex’s assets; (b) loan or credit agreement, indenture, debenture, note or other Contracts that create, incur or guarantee any Indebtedness, or (C) Contracts under which Enlivex assumes, or otherwise becomes liable for, the obligations of any other Person

(v)         that relates to any partnership, joint venture, strategic alliance or other similar Contract;

(vi)        relating to Indebtedness or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset), as well as all capitalized lease obligations, all guarantees and arrangements having the economic effect of a guarantee of Indebtedness of any Person, or all obligations or undertakings to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others, except for Contracts relating to Indebtedness in an amount not exceeding $50,000 in the aggregate and that require the payment in full of such Indebtedness prior to the Closing;

(vii)       each Enlivex Benefit Plan and any severance or change-in-control Contracts;

(viii)      which by its terms limits in any material respect (i) the localities, market or business in which all or any significant portion of the business and operations of Enlivex or, following the consummation of the Transactions, the business and operations of Surviving Company or Enlivex, is or would be conducted, (ii) the Persons Enlivex, may hire, (iii) the Persons to which Enlivex may sell products or deliver services, or (iv) the scope of the business and operations of Enlivex, taken as a whole;

(ix)      in respect of any Enlivex Intellectual Property (1) that provides for annual payments of, or pursuant to which in the last year Enlivex paid or received, in the aggregate, $50,000 or more or (2) pursuant to which Enlivex will pay or receive any payments in any amounts at the Closing or at any time thereafter;

(x)         containing any grant by Enlivex to any Person of any express license to market or commercialize any product, including under any Patents (including any covenants not to sue);

(xi)        containing any royalty, dividend or similar arrangement based on the revenues or profits of Enlivex;

(xii)       with any Governmental Entity (including the IIA) or a subcontractor to any Governmental Entity in connection with such Enlivex Material Contract;

(xiii)      any Contract with (a) an executive officer or director of Enlivex or any of such executive officer’s or director’s immediate family members, (b) an owner of more than five percent (5%) of the voting power of the outstanding share capital of Enlivex or (c) to the Knowledge of Enlivex, any Person in which any such officer, director or owner has a “personal interest” (within the meaning of the Companies Law) ;

(xiv)      any agreement that gives rise to any material payment or benefit as a result of the performance of this Agreement or any of the other Transactions;

(xv)       relating to the acquisition or disposition of any material interest in, or any material amount of, securities, property or assets of Enlivex or any other Person, or for the grant to any Person of any preferential rights to purchase any of any such securities, property or assets;

(xvi)      any other agreement (or group of related agreements) the performance of which requires aggregate payments to or from Enlivex in excess of $50,000.

(xvii)     providing for any minimum or guaranteed payments by Enlivex to any Person in excess of $25,000 annually;

(xviii)    establishing powers of attorney or agency agreements; and

(xix)      other than as set forth elsewhere on Section 4.14(a) of the Enlivex Disclosure Letter, and excluding customary confidentiality and non-disclose agreements, all other Contracts that are material to the business or operations of Enlivex and commitments or agreements to enter into any of the foregoing.

(b)          Enlivex has delivered or made available to Bioblast accurate and complete copies of all Enlivex Material Contracts, including all amendments thereto. There are no Enlivex Material Contracts that are not in written form. Enlivex has not, nor to Enlivex’s Knowledge, has any other party to an Enlivex Material Contract materially breached, violated or defaulted under, or received notice that it has materially breached, violated or defaulted under, any of the terms or conditions of any Enlivex Material Contract. As to Enlivex, as of the date of this Agreement, each Enlivex Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. Except as set forth in Section 4.14(b) of the Enlivex Disclosure Letter, the consummation of the Transactions will not (either alone or upon the occurrence of additional acts or events) result in any material payment or payments becoming due from Enlivex or the Surviving Company to any Person under any Enlivex Material Contract or give any Person the right to terminate or alter the provisions of any Enlivex Material Contract. No Person (A) is renegotiating any material amount paid or payable to Enlivex under any Enlivex Material Contract or any other material term or provision of any Enlivex Material Contract or (B) has provided notice to Enlivex that it intends to terminate any Enlivex Material Contract or with respect to any breach or default in any material respect of any Enlivex Material Contract.

Section 4.15         Environmental Liability.

(a)

(i)          Enlivex possesses and is in compliance with all Environmental Permits necessary in all material respects to conduct its businesses and operations as currently conducted.

(ii)         To the Knowledge of Enlivex, Enlivex is in compliance and has complied in all material respects with all applicable Environmental Laws, and Enlivex has not received any communication from any Governmental Entity or other Person that alleges that Enlivex has violated or is liable under any Environmental Law in any material respect.

(iii)        There are no Environmental Claims pending or, to Enlivex’s Knowledge, threatened against Enlivex, and Enlivex has not contractually retained or assumed any liabilities or obligations that would reasonably be expected to result in any Environmental Claim against Enlivex nor there is any circumstance involving Enlivex that would reasonably be expected to result in any Environmental Claim.

(b)          Releases. To the Knowledge of Enlivex, there have been no Releases of, or exposure to, any Hazardous Materials that would reasonably be expected to result in any Environmental Claim or liability.

Section 4.16         Takeover Laws. To Enlivex’s Knowledge, there are no Takeover Statutes applicable to the Merger or the other Transactions.

Section 4.17         Enlivex Information. The information relating to Enlivex that is provided by Enlivex or Enlivex’s Representatives for inclusion in the Proxy Statement, or in any other document filed with any other Regulatory Agency in connection with the Merger and the other Transactions, will not in the case of the Proxy Statement, at the date it is first furnished by Bioblast to the SEC or at the time of the Bioblast Shareholders’ Meeting or the Enlivex Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

Section 4.18         Affiliate Transactions. To Enlivex’s Knowledge, as of the date of this Agreement, there are no transactions, Contracts or understandings between Enlivex, on the one hand, and, on the other hand, either (i) any holder of Equity Interest in Enlivex or (ii) any of Enlivex’s other Affiliates, that would be required to be disclosed by Enlivex under Item 404 of Regulation S-K under the Securities Act if Enlivex were to be subject to such regulation.

Section 4.19         Intellectual Property.

(a)          Other than as set forth on Section 4.19(a) of the Enlivex Disclosure Letter, to Enlivex’s Knowledge, Enlivex, collectively, own, license or otherwise have the right to use, free and clear of all Liens, all Intellectual Property Rights used in the operation of its businesses as currently conducted (collectively, the “Enlivex IP Rights”) and such (i) ownership or (ii) right to use the Enlivex IP Rights will not be affected by the execution, delivery and performance of this Agreement or the consummation of the Merger and the other Transactions. All material issued Patents, registered Trademarks and registered copyrights included in the Registered IP owned by Enlivex are currently subsisting and valid and enforceable.

(b)          (i) To Enlivex’s Knowledge, the conduct of the business as currently conducted by Enlivex does not infringe, misappropriate or otherwise violate the Intellectual Property Rights of any third Person, and there has been no such claim, action or proceeding asserted or, to Enlivex’s Knowledge, threatened against Enlivex or any indemnitee thereof; (ii) there is no claim, action or proceeding asserted or, to Enlivex’s Knowledge, threatened against Enlivex or any indemnitee thereof concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property Rights claimed to be owned or held by Enlivex or used or alleged to be used in the business of Enlivex; (iii) Enlivex has not filed or threatened in writing any claim against any third Person alleging that such Person infringes any Enlivex IP Right; and (iv) to Enlivex’s Knowledge, no third Person is infringing any Enlivex IP Right.

(c)          All amounts payable by Enlivex to all Persons involved in the research, development, conception or reduction to practice of any Enlivex IP Rights have been paid in full, and all employees of Enlivex have expressly and irrevocably waived the right to receive additional compensation for such Intellectual Property Rights, and no additional compensation or royalties are due to any employee for the use of any of Enlivex IP Rights, including pursuant to Section 134 of the Israeli Patents Law – 1967. All such Persons who have contributed to the creation, invention, modification or improvement of any Enlivex IP Rights, in whole or in part, have explicitly waived any and all moral rights with respect to the Enlivex IP Rights.

(d)          No funding, facilities or personnel of any Governmental Entity or university, college, research institute or other educational or medical institution have been or are being used, directly or indirectly, to develop or create, in whole or part, any Intellectual Property Rights claimed to be owned by Enlivex and no employee or consultant who was involved in, or who contributed to, the creation or development of any Intellectual Property Rights claimed to be owned by Enlivex performed services for any Governmental Entity, university, college, research institute or other educational or medical institution during a period of time during which such person was also performing services for Enlivex.

(e)          Enlivex has taken commercially reasonable precautions, consistent with customary practice in its industry, to protect and maintain the confidentiality of nonpublic information relating to material Enlivex IP Rights, including material inventions, trade secrets, know-how and other proprietary rights of Enlivex (“Confidential Enlivex IP”). Enlivex has not disclosed any Confidential Enlivex IP to any third Person (except in the ordinary course of business consistent with past practice and subject to obligations of confidence).

(f)          (i) Enlivex has complied in all material respects with (A) all of its stated privacy policies, programs and other similar notices and (B) to the Knowledge of Enlivex, all data protection, privacy and other applicable Laws (including Israel’s Protection of Privacy Law 5741-1981 and related regulations) that concern the collection, retention, storage, recording, processing, transfer, sharing or other disposition or use of any personally identifiable information and “information,” as defined by Israeli Laws, including, without limitation, the Israeli Privacy Protection Act 1981 and applicable Israeli judicial precedent defining such term (“Personal Information”), and (ii) there have not been any incidents of data security breaches, including any breaches of software, hardware, databases, computer equipment or other information technology. To the Knowledge of Enlivex, there is no complaint to, or any audit, proceeding, investigation (formal or informal) or claim currently pending against, Enlivex by any private party or any Governmental Entity, foreign or domestic, with respect to Personal Information. With respect to all Personal Information collected, stored, used, or maintained by or for Enlivex, Enlivex has at all times implemented reasonable security measures to ensure that such Personal Information is protected against loss and against unauthorized access, use, modification, and disclosure.

(g)          All databases, data compilations, and any collection deemed a database or regulated collection of data under applicable Laws owned, controlled, held or used by Enlivex and required to be registered have been properly registered, and the data therein has been used by Enlivex solely as permitted pursuant to such registrations.

(h)          Section 4.19(h) of the Enlivex Disclosure Letter (together with Section 4.14(a) of the Enlivex Disclosure Letter) sets forth a complete and accurate list as of the date hereof of all options or licenses of any kind relating to Intellectual Property Rights granted to Enlivex (other than software licenses for commercially available off the shelf software and except pursuant to employee proprietary inventions agreements (or similar employee agreements)) currently in effect or with ongoing material liabilities and obligations thereunder or that otherwise requires Enlivex to make any payments thereunder at any time after the Closing. All obligations for payment of monies currently due and payable by Enlivex in connection with such options, rights, licenses or interests have been satisfied in a timely manner.

(i)          Section 4.19(i) of the Enlivex Disclosure Letter sets forth, as of the date of this Agreement, a complete and accurate list of registered Intellectual Property owned by Enlivex, including all patents and applications therefor, registered trademarks and applications therefor, domain name registrations (if any) and copyright registrations (if any). The patent applications listed in Section 4.19(i) of the Enlivex Disclosure Letter that are owned by Enlivex are pending and have not been abandoned and have been and continue to be timely prosecuted. All patents, registered trademarks and applications therefor owned by Enlivex as of the date of this Agreement (or, with respect to patents, registered trademarks and applications therefor licensed by Enlivex as of the date of this Agreement, to Enlivex’s Knowledge as of the date of this Agreement) have been duly registered and/or filed with or issued by each appropriate Governmental Entity in the jurisdiction indicated in Section 4.19(i) of the Enlivex Disclosure Letter, all related necessary affidavits of continuing use have been (or, with respect to licenses as of the date of this Agreement, to Enlivex’s Knowledge have been) timely filed, and all related necessary maintenance fees have been (or, with respect to licenses as of the date of this Agreement, to Enlivex’s Knowledge have been) timely paid to continue all such rights in effect. None of the patents listed in Section 4.19(i) of the Enlivex Disclosure Letter that are owned by Enlivex have (and no such patents that are licensed to Enlivex have to the Enlivex’s Knowledge) expired or been declared invalid, in whole or in part, by any Governmental Entity. None of the trademarks or trademark applications listed in Section 4.19(i) of the Enlivex Disclosure Letter that are owned by Enlivex are (and no such trademarks or trademark applications that are licensed to Enlivex are to the Knowledge of Enlivex) involved in or the subject of any ongoing oppositions, cancellations or other proceedings. None of the patents or patent applications listed in Section 4.19(i) of the Enlivex Disclosure Letter that are owned by Enlivex are (and no such patents or patent applications that are licensed to Enlivex are to the Knowledge of Enlivex) involved in or the subject of any material ongoing interferences, oppositions, reissues, reexaminations or other proceedings, including ex parte and post-grant proceedings, in the United States Patent and Trademark Office or in any foreign patent office or similar administrative agency. Each inventor named on the patents and patent applications listed in Section 4.19(i) of the Enlivex Disclosure Letter that are owned by Enlivex has executed an agreement assigning his, her or its entire right, title and interest in and to such patent or patent application, and the inventions embodied and claimed therein to Enlivex or in the case of licensed patents, to the appropriate owners.

(j)          To the Knowledge of Enlivex, no current or former employee or consultant of Enlivex owns any rights in or to any Intellectual Property Rights owned by, licensed to, or used in the business of Enlivex. All current and former employees and consultants of Enlivex who contributed to the discovery, creation or development of any Intellectual Property Rights owned by or used in the business of Enlivex (a) did so (i) within the scope of his or her employment such that it constituted a work made for hire and all Intellectual Property Rights arising therefrom became the exclusive property of Enlivex, or (ii) pursuant to a written agreement, assigned all of his or her Intellectual Property Rights arising therein to Enlivex, and (b) expressly and irrevocably waived for the benefit of Enlivex all ownership in any such Intellectual Property Rights, as well as the right to receive additional compensation for such Intellectual Property Rights, and no additional compensation or royalties are due to any employee or consultant for the use of any such Intellectual Property Rights by Enlivex.

Section 4.20         Title to Assets. Enlivex owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected in the Enlivex Financial Statements; and (b) all other assets reflected in the books and records of Enlivex as being owned by Enlivex. All of such assets are owned or, in the case of leased assets, leased by Enlivex free and clear of any Liens.

Section 4.21         Real Property; Leasehold. Enlivex does not own any real property. Enlivex has made available to Bioblast (a) an accurate and complete list of all real properties with respect to which Enlivex directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Enlivex, and (b) copies of all leases under which any such real property is possessed, each of which is in full force and effect, with no existing material default thereunder. Enlivex’s use and operation of each such leased property conforms to all applicable Laws in all material respects, and Enlivex has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Liens. Enlivex has not received written notice from its landlords or any Governmental Entity that: (i) relates to violations of building, zoning, safety or fire ordinances or regulations; (ii) claims any defect or deficiency with respect to any of such properties; or (iii) requests the performance of any repairs, alterations or other work to such properties.

Section 4.22         Compliance with Laws; Regulatory Compliance.

(a)          Enlivex is in compliance in all material respects with all Laws, and Enlivex has no material liability for failure to comply with any Law. No investigation or review by any Governmental Entity with respect to Enlivex is pending or threatened, nor has any Governmental Entity indicated an intention to conduct the same.

(b)          Enlivex has not, nor has any director, officer, employee, agent or Representative thereof, committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” as set forth in 56 Fed. Reg. 46191 (Sept. 10, 1991) and any amendments thereto, or for any other Governmental Entity that is concerned with the quality, identity, strength, purity, safety, efficacy, or manufacturing of Enlivex products (any such Governmental Entity, a “Enlivex Regulatory Agency”) to invoke any similar policy. No director, officer, employee, agent or Representative thereof, has engaged in any activity prohibited under any Health Care Law. There is no civil, criminal, administrative or other proceeding, notice or demand pending or threatened against Enlivex that relates to an alleged violation of any Health Care Law. No director, officer, employee, agent or Representative thereof, has been convicted of any crime or engaged in any conduct for which debarment or exclusion is mandated by 21 U.S.C. sec. 335a(a), 42 U.S.C. sec. 1320a-7(a) or any similar Law or authorized by 21 U.S.C. sec. 335a(b), 42 U.S.C. sec. 1320a-7(b) or any similar Law. There are no consent decrees (including plea agreements) or similar actions to which any director, officer, employee, agent or Representative thereof, are bound or which relate to Enlivex products or services.

(c)          Enlivex has complied in all material respects with all applicable statutes, rules, regulations, decrees, writs and orders of the FDA and any other Enlivex Regulatory Agency with respect to the labeling, advertising, storing, testing, development, manufacture, packaging and distribution of Enlivex products. All pre-clinical studies conducted by Enlivex have been and are being conducted in compliance in all material respects with applicable licenses and Laws, including, without limitation, the applicable requirements of the FDA’s current Good Manufacturing Practices, Good Laboratory Practices and Good Clinical Practices. Each clinical trial conducted by Enlivex has been and is being conducted in accordance with its clinical trial protocol, and in compliance in all material respects with all applicable Laws, including Good Clinical Practices, Informed Consent and all other applicable requirements contained in 21 CFR Parts 312, 50, 54, 56 and 11.

(d)          There are no proceedings pending or threatened with respect to a violation or alleged violation by Enlivex of any rules and regulations of any applicable Governmental Entities or regulatory bodies (including without limitation, the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other legislation or regulation promulgated by any other Enlivex Regulatory Agency). All applications, submissions, information and data utilized by Enlivex as the basis for, or submitted by or on behalf of Enlivex in connection with any and all requests for any permits, licenses, variances, registrations, exemptions, orders, consents or approvals relating to any Enlivex products or services, relating to Enlivex, when submitted to the FDA or other Enlivex Regulatory Agency, were true, correct and complete in all material respects as of the date of submission, and any updates, changes, corrections or modification to such applications, submissions, information and data required under applicable Laws were submitted to the FDA or other Enlivex Regulatory Agency. No data generated by Enlivex with respect to any Enlivex product is the subject of any action, either pending or threatened, by any Enlivex Regulatory Agency relating to the truthfulness or scientific adequacy or integrity of such data.

(e)          Enlivex has not received written notice of or is subject to, any adverse inspection, finding of deficiency, finding of non-compliance, investigation, civil or criminal proceeding, hearing, suit, demand, claim, complaint, inquiry, proceeding, or other compliance or enforcement action relating to any Enlivex products or services. There is no act, omission, event or circumstance that would reasonably be expected to give rise to any such action.

(f)          Enlivex has made available to Bioblast true, correct and complete copies of any and all documents received from the FDA or other Enlivex Regulatory Agency that indicate or suggest lack of compliance with the regulatory requirements of the FDA or other Enlivex Regulatory Agency, other than immaterial items that have been corrected.

(g)          Enlivex and its employees and agents hold all permits, certificates, licenses, variances, registrations, exemptions, orders, consents and approvals from the FDA and any other Enlivex Regulatory Agency necessary for the lawful operation of the businesses of Enlivex as currently conducted (the “Enlivex Permits”), including all authorizations required under the FDCA and the regulations of the FDA promulgated thereunder, and the PHSA. Section 4.22(g) of the Enlivex Disclosure Letter sets forth a list of all material Enlivex Permits as of the date of this Agreement. All such Enlivex Permits are valid, and in full force and effect. There has not occurred any material violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, under any Enlivex Permit. Enlivex is in compliance in all material respects with the terms of all Enlivex Permits, and no event has occurred that, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any Enlivex Permit.

Section 4.23         Anti-Corruption Laws.

(a)          None of Enlivex or any of its directors, officers, employees or agents or any other Person acting on its behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Anti-Corruption Laws. To the Knowledge of Enlivex, Enlivex is not nor has it been the subject of any investigation or inquiry by any Governmental Entity with respect to potential violations of Anti-Corruption Laws.

Section 4.24         Insurance. Section 4.24 of the Enlivex Disclosure Letter contains a complete and accurate list of all policies of fire, liability, workers’ compensation, title and other forms of insurance owned, held by or otherwise applicable to the assets, properties or operations Enlivex and Enlivex has heretofore made available to Bioblast and its Representatives a complete and accurate copy of all such policies, including all occurrence based policies applicable to the assets, properties or operations of Enlivex for the period prior to the Effective Time (in each case, which are currently in force). All such policies (or substitute policies with substantially similar terms and underwritten by insurance carriers with substantially similar or higher ratings) are valid and subsisting and in full force and effect in accordance with their terms, all premiums with respect thereto covering the period up to and including the Effective Time have been paid, and no notice of cancellation or termination (or any other threatened termination) has been received with respect to any such policy. Such policies are sufficient, given the current state of Enlivex’s business, for compliance by Enlivex with (i) all requirements of applicable Law and (ii) all Contracts to which Enlivex is a party and Enlivex has complied in all material respects with the provisions of such policy under which Enlivex is an insured party. Enlivex is not in default under any of such insurance policies, and there exists no event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default thereunder. Enlivex has not been refused any insurance or suffered the cancellation of any insurance with respect to the assets, properties or operations of Enlivex by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance during the last five (5) years. There are no pending or, to the Knowledge of Enlivex, threatened material claims under any insurance policy.

Section 4.25         Books and Records. The minute books of Enlivex made available to Bioblast prior to the date hereof accurately and adequately reflect in all material respects all material actions previously taken by the shareholders, Board of Directors and committees of the Board of Directors of Enlivex. The shareholders register of Enlivex made available to Bioblast prior to the date hereof is true, correct and complete, and accurately reflects the share capital following all transactions effected in Enlivex Shares through and including the date hereof.

Section 4.26         Grants and Subsidies. Section 4.26 of the Enlivex Disclosure Letter sets forth a complete and correct list of all pending and outstanding Governmental Grants from the State of Israel or any agency thereof, or from any other Governmental Entity, to Enlivex, including grants from the IIA. Enlivex has not received any Governmental Grant from the IIA, except as identified in such Section 4.26 of the Enlivex Disclosure Letter. Enlivex has made available to Bioblast complete and correct copies of all material documents requesting or evidencing Governmental Grants, or amendments thereto, submitted by Enlivex and of all letters of approval, and supplements and amendments thereto granted to Enlivex.

Section 4.27         No Other Representations or Warranties. Except for the representations and warranties contained in this Agreement, none of Enlivex, Enlivex’s Affiliates nor any other Person makes any express or implied representation or warranty on behalf of Enlivex, Enlivex’s Affiliates or any other Person, and each of Enlivex and Enlivex’s Affiliates hereby disclaims any such representation or warranty whether by Enlivex or its Affiliates. Enlivex has not relied and is not relying on any statement, representation or warranty, oral or written, express or implied, made by Bioblast or any of its Affiliates or Representatives, except as expressly set forth in Article III and those certificates delivered by Bioblast pursuant to this Agreement.

Section 4.28         Inapplicability of Section 328 of the Companies Law; No Controlling Shareholder. To Enlivex’s knowledge, no Person (or a group of Persons deemed one shareholder under the Companies Law) that currently is, or is expected to be, immediately prior to the Closing, a shareholder of Enlivex, shall become a “Controlling Shareholder” (being a Ba’al D’vukat Shlita) of Bioblast immediately upon Closing as a result of the consummation of the transactions contemplated by this Agreement.

Article V
Covenants Relating to Conduct of Business

Section 5.01         Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or the earlier termination of this Agreement pursuant to Section 8.01, except as required by Law, as expressly contemplated or permitted by this Agreement, as specifically set forth in Section 5.01 of the Bioblast Disclosure Letter or the Enlivex Disclosure Letter, as applicable, or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), each of Bioblast and Enlivex will, and will cause each of their respective Subsidiaries (if any) to, (a) conduct its business solely in the ordinary course of business, (b) keep available the services of current officers and employees and (c) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships. Notwithstanding the foregoing provisions of this Section 5.01, (i) neither party will take any action prohibited by Section 5.02 or Section 5.03, as applicable, in order to satisfy such party’s obligations under this Section 5.01 and (ii) each party shall be deemed not to have failed to satisfy its obligations under this Section 5.01 to the extent such failure resulted, directly or indirectly, from such party’s failure to take any action prohibited by Section 5.02 or Section 5.03, as applicable, where consent for such action hereunder was requested in writing and not given by the other party.

Section 5.02         Bioblast Forbearances. During the period from the date of this Agreement to the Effective Time or the earlier termination of this Agreement pursuant to Section 8.01, except as required by Law, as expressly contemplated or permitted by this Agreement and all attachments, schedules and exhibits thereto (including the CVR Agreement), as specifically set forth in Section 5.02 of the Bioblast Disclosure Letter or as consented to in writing by Enlivex (such consent not to be unreasonably withheld, conditioned or delayed), Bioblast will not, and will not permit any of the Bioblast Subsidiaries to:

(a)          incur any Indebtedness or make any loan or advance to any Person (other than advances of expenses to employees in the ordinary course of business) or enter into any swap or hedging transaction;

(b)          make, declare or pay any dividend, or make any other distribution (including interest) on, or directly or indirectly redeem, purchase or otherwise acquire, any Equity Interests, except (i) dividends paid by any of the Bioblast Subsidiaries to Bioblast or to any of its Subsidiaries, and (ii) Forfeitures and Cashless Settlements in connection with the Bioblast Stock Options outstanding as of the date hereof and (iii) the distribution of the CVR to holders of record of Bioblast Ordinary Shares as provided for in the CVR Agreement;

(c)          except (x) solely to the extent necessary to effect a reverse split of Bioblast Ordinary Shares in order to remain in compliance with Nasdaq listing rules (the “Reverse Split”), and (y) the issuance of Advisor Shares, reclassify, combine, split, subdivide or issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (i) any Equity Interests of Bioblast or any Bioblast Subsidiary or any Bioblast Voting Debt or (ii) any rights that are linked in any way to the price of any share capital of, or to the value of or of any part of, or to any dividends or distributions paid on any share capital of, Bioblast or any Bioblast Subsidiary, except pursuant to the exercise of Bioblast Stock Options or Bioblast Warrants outstanding as of the date of this Agreement;

(d)          (i) increase the compensation or benefits of any of its directors, officers or employees, or enter into, establish, amend or terminate any Bioblast Benefit Plan other than as required pursuant to the terms of such Bioblast Benefit Plan as in effect on the date of this Agreement, (ii) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under any Bioblast Benefit Plan or (iii) hire any Person to be employed by Bioblast or any of the Bioblast Subsidiaries;

(e)          (i) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets in any transaction or series of transactions to any Person other than Bioblast or a Bioblast Subsidiary, other than in the ordinary course of business consistent with past practice, or (ii) cancel, release or assign to any such Person any material Indebtedness or any material claim held by Bioblast or any Bioblast Subsidiary, other than in the ordinary course of business consistent with past practice;

(f)          enter into any new line of business;

(g)          settle any claim, action or proceeding if such settlement would require any payment by Bioblast or any Bioblast Subsidiary of an amount in excess of $20,000 individually or $100,000 in the aggregate, or would obligate Bioblast or any Bioblast Subsidiary to admit any wrongdoing, to grant any material rights (other than agreement to pay the cash settlement amount agreed upon), to take any material action or impose any material restrictions or material liabilities on the business of Bioblast or any of the Bioblast Subsidiaries, or would not provide Bioblast and its Subsidiaries with a full release from any and all liability arising in connection with any such claim, action or proceeding;

(h)          directly or indirectly make, or agree to directly or indirectly make, any acquisition or investment whether by merger, consolidation, purchase of stock or securities, contributions to capital, property transfers, or by purchase of any property or assets of any other Person;

(i)          make any capital expenditures in excess of $50,000 individually or $100,000 in the aggregate;

(j)          (i) amend the Bioblast Charter (or the organizational documents of any Bioblast Subsidiary), except as contemplated by Section 6.11 or otherwise as specifically set forth in this Agreement and except to the extent necessary to effect the Reverse Split and increase the authorized share capital of Bioblast in connection therewith, or (ii) otherwise take any action to exempt any Person (other than Enlivex), or any action taken by any such Person, from any Takeover Statute or similarly restrictive provisions of its organizational documents;

(k)          Amend, modify or waive any material right under any Bioblast Material Contract or enter into any Contract that would have been required to have been listed in Section 3.14(a) of the Bioblast Disclosure Letter on the date hereof (other than such amendments, modifications or waivers effected in the ordinary course of business consistent with past practice, which, in any case, is not materially adverse to Bioblast) other than any agreement that relates to the sale or licensing of the Trehalose Product Candidate;

(l)          (x) implement or adopt any material change in its Tax accounting or financial accounting policies, practices or methods, other than as may be required by applicable Law, GAAP or regulatory guidelines, (y) make, change or revoke any material Tax election or (z) apply for a Tax ruling;

(m)         fail to keep or cause to be kept its material existing insurance policies (or substantial equivalents) in such amounts substantially as in force as of the date hereof;

(n)          enter into, amend or modify in any material respect or terminate any Contracts relating to, or otherwise sell transfer or convey, any Intellectual Property Rights of Bioblast or any of its Subsidiaries or apply for or accept a government grant other than any Contract, action or governmental grant that relates to the sale or licensing of the Trehalose Product Candidate;

(o)          terminate, establish, adopt, amend or renew (or communicate any intention to take such action) any Bioblast Benefit Plan; or

(p)          agree, commit, resolve or propose to take any of the actions prohibited by this Section 5.02.

Notwithstanding the above, Bioblast is authorized to negotiate, enter into and close a Trehalose Transaction, anytime at or before the Effective Time; provided, however, that: (i) Bioblast shall not enter into a Trehalose Transaction without the consent of Enlivex, which consent shall not be unreasonably withheld, conditioned or delayed, further provided that the Enlivex Board may refuse, in writing, and upon providing reasonable detailed written explanation, that it has determined, in good faith, that such Trehalose Transaction would reasonably subject the Company to (a) material costs or expenses that the Enlivex Board reasonably believes may not be reimbursed under the CVR Agreement, (b) undertakings (including any material use of Company personnel) for which Bioblast may not be reimbursed or (c) any material liability for which Bioblast may not have sufficient recourse, including under the CVR Agreement; and (ii) Bioblast shall coordinate the timing of the closing of a Trehalose Transaction with Enlivex.

Section 5.03         Enlivex Forbearances. During the period from the date of this Agreement to the Effective Time or the earlier termination of this Agreement pursuant to Section 8.01, except as required by Law, as expressly contemplated or permitted by this Agreement, as specifically set forth in Section 5.03 of the Enlivex Disclosure Letter or as consented to in writing by Bioblast (such consent not to be unreasonably withheld, conditioned or delayed), Enlivex will not:

(a)          incur any Indebtedness in excess of $500,000 in the aggregate, or make any loan or advance to any Person (other than advances of expenses to employees in the ordinary course of business) or enter into any swap or hedging transaction;

(b)          make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any of its Equity Interests, except Forfeitures and Cashless Settlements in connection with Enlivex Options or Enlivex Warrants outstanding as of the date hereof;

(c)          other than the issuance of Series C Preferred Shares pursuant to the Series C Financing, reclassify, combine, split, subdivide or issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (i) any Equity Interests of Enlivex or any Enlivex Voting Debt or (ii) any rights that are linked in any way to the price of any share capital of, or to the value of or of any part of, or to any dividends or distributions paid on any share capital of, Enlivex, except pursuant to the exercise of Enlivex Options or Enlivex Warrants outstanding as of the date of this Agreement;

(d)          (i) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets in any transaction or series of transactions to any Person other than Enlivex, other than in the ordinary course of business consistent with past practice, or (ii) cancel, release or assign to any such Person any material Indebtedness or any material claim held by Enlivex, other than in the ordinary course of business consistent with past practice;

(e)          enter into any new line of business;

(f)          settle any claim, action or proceeding if such settlement would require any payment by Enlivex of an amount in excess of $200,000 individually or $400,000 in the aggregate, or would obligate Enlivex to admit any wrongdoing, to grant any material rights (other than agreement to pay the cash settlement amount agreed upon), to take any material action or impose any material restrictions or material liabilities on the business of Enlivex, or would not provide Enlivex with a full release from any and all liability arising in connection with any such claim, action or proceeding;

(g)        directly or indirectly make, or agree to directly or indirectly make, any acquisition or investment either by merger, consolidation, purchase of stock or securities, contributions to capital, property transfers, or by purchase of any property or assets of any other Person;

(h)         amend the Enlivex Charter in a manner that would reasonably be expected to prevent or hinder or delay the consummation of the Transactions;

(i)          (x) implement or adopt any material change in its Tax accounting or financial accounting policies, practices or methods, other than as may be required by applicable Law or GAAP or regulatory guidelines or (y) make, change or revoke any material Tax Election;

(j)          fail to keep or cause to be kept its material existing insurance policies (or substantial equivalents) in such amounts substantially as in force as of the date hereof;

(k)         terminate, establish, adopt, amend or renew (or communicate any intention to take such action) any Enlivex Benefit Plan;

(l)          agree, commit, resolve or propose to take any of the actions prohibited by this Section 5.03; or

(m)        make any capital expenditures in excess of $500,000 individually or $2,000,000 in the aggregate.

Section 5.04         Control of Other Party’s Business. Nothing contained in this Agreement will give Bioblast, directly or indirectly, the right to control Enlivex or direct the business or operations of Enlivex prior to the Effective Time. Nothing contained in this Agreement will give Enlivex, directly or indirectly, the right to control Bioblast or any of the Bioblast Subsidiaries or direct the business or operations of Bioblast or any of the Bioblast Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Bioblast and Enlivex will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations and the operations of its Subsidiaries (if any). Nothing in this Agreement, including any of the actions, rights or restrictions set forth herein, will be interpreted in such a way as to place Enlivex or Bioblast in violation of any rule, regulation or policy of any Regulatory Agency or applicable Law.

Section 5.05         Enlivex No Solicitation.

(a)          Enlivex will not, and will cause each of its Representatives not to, and on becoming aware of it will use its best efforts to stop any such Person from continuing to, directly or indirectly, (i) solicit, initiate or knowingly facilitate any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, an Enlivex Takeover Proposal, (ii) engage or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information in connection with, or for the purpose of facilitating, any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, an Enlivex Takeover Proposal (other than upon receipt of a bona fide, unsolicited written Enlivex Takeover Proposal from any Person that did not result from a breach of this Section 5.05, solely to the extent necessary to ascertain facts or clarify terms with respect to an Enlivex Takeover Proposal for the Enlivex Board to be able to have sufficient information to make the determination described in Section 5.05(d)) or (iii) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option or other similar agreement (other than an Acceptable Confidentiality Agreement) regarding, or that is intended to result in, or would reasonably be expected to lead to, any Enlivex Takeover Proposal (a “Enlivex Acquisition Agreement”). Enlivex will, and will cause each of its Representatives to immediately cease any solicitation, discussions or negotiations with any Persons that may be ongoing with respect to an Enlivex Takeover Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to an Enlivex Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished to any Person in connection with an Enlivex Takeover Proposal and immediately terminate all physical and electronic data room access previously granted to any such Person, its Subsidiaries or its Representatives.

(b)          As used in this Agreement, an “Enlivex Takeover Proposal” means any proposal or offer from any Person or group with respect to, in a single transaction or series of related transactions, any (i) direct or indirect acquisition of 20% or more of the consolidated assets of Enlivex (based on the fair market value thereof), (ii) direct or indirect acquisition of outstanding or newly issued Enlivex Ordinary Shares or other securities of Enlivex (including, without limitation, any outstanding or newly issued options, rights or warrants to purchase, or securities convertible into or exchangeable for, Enlivex Ordinary Shares or other securities representing such voting power) representing (after giving effect to such acquisition) 20% or more of the outstanding Enlivex Ordinary Shares or of the outstanding voting power of Enlivex, or any other direct or indirect acquisition of 20% or more of the outstanding voting power of Enlivex, regardless of the method, form or structure of such other direct or indirect acquisition, (iii) tender offer or exchange offer that if consummated would result, directly or indirectly, in any Person or group (or the shareholders of any Person or group) beneficially owning (the term or concept of “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder) 20% or more of the outstanding Enlivex Ordinary Shares or of the outstanding voting power of Enlivex or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving Enlivex which would result in any Person or group (or the shareholders of any Person or group) beneficially owning, directly or indirectly, 20% or more of the outstanding voting power of Enlivex or of the surviving entity in a merger involving Enlivex or the resulting direct or indirect parent of Enlivex or such surviving entity (or outstanding options, rights or warrants to purchase, or outstanding securities convertible into or exchangeable for, securities representing such voting power). For the avoidance of doubt, none of the Merger, a Trehalose Transaction nor the other Transactions shall be deemed an Enlivex Takeover Proposal. Wherever the term “group” is used in this Section 5.05, it is used as defined in Rule 13d-3 under the Exchange Act.

(c)          Enlivex will promptly (but in any event within 48 hours) (i) notify Bioblast in writing in the event that Enlivex or Representatives receives an Enlivex Takeover Proposal (including an Enlivex Takeover Proposal received by any Enlivex shareholder and forwarded to Enlivex or Representatives) and (ii) provide to Bioblast (x) an unredacted copy of any such Enlivex Takeover Proposal made in writing (including any financing commitments or other agreements related thereto) and unredacted copies of all other material written materials constituting or containing terms or conditions with respect to such Enlivex Takeover Proposal exchanged between Enlivex (or any of its Representatives) and such Person (or any of its Affiliates or its or their Representatives) or otherwise received by Enlivex (or any of its Representatives or any shareholder of Enlivex), in each case in connection with such Enlivex Takeover Proposal (except for redactions of proprietary information of such Person that does not relate to the material terms or conditions of such Enlivex Takeover Proposal) and (y) a written summary of all material terms and conditions of any such Enlivex Takeover Proposal to the extent not made in writing (and in each case including the identity of the Person or group making such Enlivex Takeover Proposal). From and after such notification, Enlivex will keep Bioblast informed on a prompt basis of any material developments with respect to any such Enlivex Takeover Proposal (including any changes to the material terms or conditions thereof) or any material substantive discussions or negotiations relating thereto. Enlivex will not enter into any confidentiality or similar agreement with any Person that prohibits Enlivex from providing to Bioblast any of the information required to be provided to Bioblast under this Section 5.05 within the time periods contemplated hereby.

(d)          Notwithstanding anything contained in this Section 5.05 to the contrary, if at any time prior to obtaining the Enlivex Shareholder Approval, the Enlivex shareholders, Enlivex or any of its Representatives receives a bona fide written Enlivex Takeover Proposal, which Enlivex Takeover Proposal did not result from a breach of this Section 5.05, and the Enlivex Board or any committee thereof determines in good faith, after consultation with its financial advisor and outside counsel, that such Enlivex Takeover Proposal constitutes or would reasonably likely lead to an Enlivex Superior Proposal and the failure to take the actions in (x) or (y) below regarding such Enlivex Takeover Proposal would reasonably be expected to violate the fiduciary duties of Enlivex’s directors under applicable Israeli Law, then Enlivex and its Representatives may, following written notice to Bioblast, (x) enter into an Acceptable Confidentiality Agreement with the Person or group making the Enlivex Takeover Proposal and thereafter furnish pursuant to such Acceptable Confidentiality Agreement information (including non-public information) with respect to Enlivex to the Person or group making such Enlivex Takeover Proposal; provided, that Enlivex shall promptly (but in any event within 48 hours) provide to Bioblast any written information that is provided to any Person or group given such access which was not previously provided to Bioblast and (y) engage in or otherwise participate in discussions or negotiations with the Person or group making such Enlivex Takeover Proposal.

(e)          For purposes of this Agreement, the term “Enlivex Superior Proposal” means any bona fide written Enlivex Takeover Proposal, which Enlivex Takeover Proposal did not result from a breach of this Section 5.05, made by a third party and which, if consummated, would result in such third party (or in the case of a direct merger between such third party or an affiliate of such third party and Enlivex, the shareholders of such third party) acquiring, directly or indirectly, more than 50% of the voting power of Enlivex and the issued and outstanding Enlivex Capital Stock or more than 50% of the consolidated assets of Enlivex and its Subsidiaries (based on the fair market value thereof), for consideration consisting of cash and/or securities that the Enlivex Board or any committee thereof determines in good faith (after consultation with its financial advisor and outside counsel) would be more favorable to Enlivex’s shareholders than the Transactions, taking into account (i) any changes to the terms of the Transactions irrevocably and timely proposed by Bioblast in response to such offer, (ii) all legal, regulatory, financial and other aspects of such proposal and of this Agreement deemed relevant by the Enlivex Board or any such committee in good faith and (iii) the obligation to pay the Enlivex Termination Fee.

(f)          Neither the Enlivex Board nor any committee thereof will (i) withhold, withdraw or modify in a manner adverse to Bioblast the recommendation to shareholders of Enlivex that they give the Enlivex Shareholder Approval, (ii) recommend or approve the approval of, or publicly propose to recommend or approve the approval of, any Enlivex Takeover Proposal, (iii) refrain from recommending against any Enlivex Takeover Proposal that is a tender offer or exchange offer within ten Business Days after the commencement thereof (each such action set forth in clauses (i), (ii) and (iii) being referred to herein as a “Enlivex Adverse Recommendation Change”) or (iv) enter into or propose publicly to execute or enter into (or cause or permit Enlivex to execute or enter into or propose publicly to execute or enter into) an Enlivex Acquisition Agreement (other than any Acceptable Confidentiality Agreement entered into in accordance with this Section 5.05). Notwithstanding anything to the contrary in this Section 5.05, prior to the time the Enlivex Shareholder Approval is obtained, but not after, the Enlivex Board or any committee thereof may (I) make an Enlivex Adverse Recommendation Change or (II) cause Enlivex to enter into an Enlivex Acquisition Agreement with respect to an Enlivex Takeover Proposal, which Enlivex Takeover Proposal did not result from a breach of this Section 5.05 and terminate this Agreement pursuant to Section 8.01(k), in either case if the Enlivex Board or any committee thereof determines in good faith, after consultation with its financial advisor and outside counsel, that (A) to do otherwise would be reasonably expected to violate the fiduciary duties of Enlivex’s directors under applicable Israeli Law, and (B) in the case of clause (I) where the Enlivex Adverse Recommendation Change is made in response to an Enlivex Takeover Proposal or in the case of both clauses (I) and (II), such Enlivex Takeover Proposal constitutes an Enlivex Superior Proposal; provided that the Enlivex Board (or any committee thereof) shall not, and shall cause Enlivex not to, take any action set forth in clause (I) or clause (II) unless (1) Enlivex has provided written notice to Bioblast (a “Notice of Enlivex Adverse Recommendation Change”) advising Bioblast that the Enlivex Board (or such committee) intends to take such action and the reasons therefor, (2) in the case of any Notice of Enlivex Adverse Recommendation Change provided in connection with an Enlivex Takeover Proposal, such Notice of Enlivex Adverse Recommendation Change specifies the material terms and conditions of such Enlivex Takeover Proposal, and includes a copy of the most current version of the agreement or proposal and all material related documentation with respect to such Enlivex Takeover Proposal, (3) a period of at least four Business Days has elapsed following Bioblast’s receipt of such Notice of Enlivex Adverse Recommendation Change (it being understood that any amendment or modification (other than an immaterial amendment or modification) to any of the terms of an Enlivex Takeover Proposal that is the basis for such proposed action shall require a new Notice of Enlivex Adverse Recommendation Change and an additional two calendar day period), (4) if requested by Bioblast, Enlivex has negotiated, and has caused its Representatives to negotiate, in good faith with Bioblast during such four Business Day period (as extended pursuant to clause (3)) with respect to any changes to the terms of this Agreement proposed by Bioblast during such period and (5) taking into account any changes to the terms of this Agreement irrevocably and timely proposed by Bioblast, the Enlivex Board or any committee thereof has determined in good faith, after consultation with its financial advisor and outside counsel, that the failure to take such action would continue to be reasonably expected to violate the fiduciary duties of Enlivex’s directors under applicable Israeli Law, and that, in the case of any Notice of Enlivex Adverse Recommendation Change provided in connection with an Enlivex Takeover Proposal, the Enlivex Takeover Proposal would continue to constitute an Enlivex Superior Proposal even if such changes irrevocably offered by Bioblast were to be accepted by Enlivex; and provided, further that any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect unless the termination is in accordance with Section 8.01(k) and Enlivex pays Bioblast the Enlivex Termination Fee.

(g)          It is understood and agreed that any violation of this Section 5.05 by any of Enlivex’s Representatives will be deemed to be a breach of this Section 5.05 by Enlivex.

Section 5.06         Bioblast No Solicitation.

(a)          Bioblast will not, will cause its Subsidiaries not to, and will cause each of its Representatives not to, and on becoming aware of it will use its best efforts to stop any such Person from continuing to, directly or indirectly, (i) solicit, initiate or knowingly facilitate any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, a Bioblast Takeover Proposal, (ii) engage or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information in connection with, or for the purpose of facilitating, any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, a Bioblast Takeover Proposal (other than upon receipt of a bona fide, unsolicited written Bioblast Takeover Proposal from any Person that did not result from a breach of this Section 5.06, solely to the extent necessary to ascertain facts or clarify terms with respect to a Bioblast Takeover Proposal for the Bioblast Board to be able to have sufficient information to make the determination described in Section 5.06(d)) or (iii) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option or other similar agreement (other than an Acceptable Confidentiality Agreement) regarding, or that is intended to result in, or would reasonably be expected to lead to, any Bioblast Takeover Proposal (a “Bioblast Acquisition Agreement”). Bioblast will, will cause its Subsidiaries to, and will cause each of its Representatives to immediately cease any solicitation, discussions or negotiations with any Persons that may be ongoing with respect to a Bioblast Takeover Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to a Bioblast Takeover Proposal, request the prompt return or destruction of all confidential information previously furnished to any Person in connection with a Bioblast Takeover Proposal and immediately terminate all physical and electronic data room access previously granted to any such Person, its Subsidiaries or its Representatives.

(b)          As used in this Agreement, a “Bioblast Takeover Proposal” means any proposal or offer from any Person or group with respect to, in a single transaction or series of related transactions, any (i) direct or indirect acquisition of 20% or more of the consolidated assets of Bioblast and the Bioblast Subsidiaries (based on the fair market value thereof), (ii) direct or indirect acquisition of outstanding or newly issued Bioblast Ordinary Shares or other securities of Bioblast (including, without limitation, any outstanding or newly issued options, rights or warrants to purchase, or securities convertible into or exchangeable for, Bioblast Ordinary Shares or other securities representing such voting power) representing (after giving effect to such acquisition) 20% or more of the outstanding Bioblast Ordinary Shares or of the outstanding voting power of Bioblast, or any other direct or indirect acquisition of 20% or more of the outstanding voting power of Bioblast, regardless of the method, form or structure of such other direct or indirect acquisition, (iii) tender offer or exchange offer that if consummated would result, directly or indirectly, in any Person or group (or the shareholders of any Person or group) beneficially owning (the term or concept of “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder) 20% or more of the outstanding Bioblast Ordinary Shares or of the outstanding voting power of Bioblast or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving Bioblast or any Bioblast Subsidiary which would result in any Person or group (or the shareholders of any Person or group) beneficially owning, directly or indirectly, 20% or more of the outstanding voting power of Bioblast or of the surviving entity in a merger involving Bioblast or the resulting direct or indirect parent of Bioblast or such surviving entity (or outstanding options, rights or warrants to purchase, or outstanding securities convertible into or exchangeable for, securities representing such voting power). For the avoidance of doubt, none of the Merger, a Trehalose Transaction nor the other Transactions shall be deemed a Bioblast Takeover Proposal. Wherever the term “group” is used in this Section 5.06, it is used as defined in Rule 13d-3 under the Exchange Act.

(c)          Bioblast will promptly (but in any event within 48 hours) (i) notify Enlivex in writing in the event that Bioblast or any of its Subsidiaries or Representatives receives a Bioblast Takeover Proposal (including a Bioblast Takeover Proposal received by any Bioblast shareholder and forwarded to Bioblast or any of its Subsidiaries or Representatives) and (ii) provide to Enlivex (x) an unredacted copy of any such Bioblast Takeover Proposal made in writing (including any financing commitments or other agreements related thereto) and unredacted copies of all other material written materials constituting or containing terms or conditions with respect to such Bioblast Takeover Proposal exchanged between Bioblast (or any of its Subsidiaries or Representatives) and such Person (or any of its Affiliates or its or their Representatives) or otherwise received by Bioblast (or any of its Subsidiaries or Representatives or any shareholder of Bioblast), in each case in connection with such Bioblast Takeover Proposal (except for redactions of proprietary information of such Person that does not relate to the material terms or conditions of such Bioblast Takeover Proposal) and (y) a written summary of all material terms and conditions of any such Bioblast Takeover Proposal to the extent not made in writing (and in each case including the identity of the Person or group making such Bioblast Takeover Proposal). From and after such notification, Bioblast will keep Enlivex informed on a prompt basis of any material developments with respect to any such Bioblast Takeover Proposal (including any changes to the material terms or conditions thereof) or any material substantive discussions or negotiations relating thereto. Bioblast will not, and will cause its Subsidiaries not to, enter into any confidentiality or similar agreement with any Person that prohibits Bioblast from providing to Enlivex any of the information required to be provided to Enlivex under this Section 5.06 within the time periods contemplated hereby.

(d)          Notwithstanding anything contained in this Section 5.06 to the contrary, if at any time prior to obtaining the Required Bioblast Shareholder Vote, the Bioblast shareholders, Bioblast or any of its Subsidiaries or Representatives receives a bona fide written Bioblast Takeover Proposal, which Bioblast Takeover Proposal did not result from a breach of this Section 5.06, and the Bioblast Board or any committee thereof determines in good faith, after consultation with its financial advisor and outside counsel, that such Bioblast Takeover Proposal constitutes or would reasonably likely lead to a Bioblast Superior Proposal and the failure to take the actions in (x) or (y) below regarding such Bioblast Takeover Proposal would reasonably be expected to violate the fiduciary duties of Bioblast’s directors under applicable Israeli Law, then Bioblast, its Subsidiaries and its Representatives may, following written notice to Enlivex, (x) enter into an Acceptable Confidentiality Agreement with the Person or group making the Bioblast Takeover Proposal and thereafter furnish pursuant to such Acceptable Confidentiality Agreement information (including non-public information) with respect to Bioblast and its Subsidiaries to the Person or group making such Bioblast Takeover Proposal; provided, that Bioblast shall promptly (but in any event within 48 hours) provide to Enlivex any written information that is provided to any Person or group given such access which was not previously provided to Enlivex and (y) engage in or otherwise participate in discussions or negotiations with the Person or group making such Bioblast Takeover Proposal.

(e)          For purposes of this Agreement, the term “Bioblast Superior Proposal” means any bona fide written Bioblast Takeover Proposal, which Bioblast Takeover Proposal did not result from a breach of this Section 5.06, made by a third party and which, if consummated, would result in such third party (or in the case of a direct merger between such third party or an affiliate of such third party and Bioblast, the shareholders of such third party) acquiring, directly or indirectly, more than 50% of the voting power of Bioblast and the issued and outstanding Bioblast Capital Stock or more than 50% of the consolidated assets of Bioblast and its Subsidiaries (based on the fair market value thereof), including in any such case through the acquisition of one or more Bioblast Subsidiaries owning such assets, for consideration consisting of cash and/or securities that the Bioblast Board or any committee thereof determines in good faith (after consultation with its financial advisor and outside counsel) would be more favorable to Bioblast’s shareholders than the Transactions, taking into account (i) any changes to the terms of the Transactions irrevocably and timely proposed by Enlivex in response to such offer, (ii) all legal, regulatory, financial and other aspects of such proposal and of this Agreement deemed relevant by the Bioblast Board or any such committee in good faith and (iii) the obligation to pay the Bioblast Termination Fee.

(f)          Neither the Bioblast Board nor any committee thereof will (i) withhold, withdraw or modify in a manner adverse to Enlivex the recommendation to shareholders of Bioblast that they give the Required Bioblast Shareholder Vote, (ii) recommend or approve the approval of, or publicly propose to recommend or approve the approval of, any Bioblast Takeover Proposal, (iii) refrain from recommending against any Bioblast Takeover Proposal that is a tender offer or exchange offer within ten Business Days after the commencement thereof (each such action set forth in clauses (i), (ii) and (iii) being referred to herein as a “Bioblast Adverse Recommendation Change”) or (iv) enter into or propose publicly to execute or enter into (or cause or permit Bioblast or any of its Subsidiaries to execute or enter into or propose publicly to execute or enter into) a Bioblast Acquisition Agreement (other than any Acceptable Confidentiality Agreement entered into in accordance with this Section 5.06). Notwithstanding anything to the contrary in this Section 5.06, prior to the time the Required Bioblast Shareholder Vote is obtained, but not after, the Bioblast Board or any committee thereof may (I) make a Bioblast Adverse Recommendation Change or (II) cause Bioblast to enter into a Bioblast Acquisition Agreement with respect to a Bioblast Takeover Proposal, which Bioblast Takeover Proposal did not result from a breach of this Section 5.06 and terminate this Agreement pursuant to Section 8.01(i), in either case if the Bioblast Board or any committee thereof determines in good faith, after consultation with its financial advisor and outside counsel, that (A) to do otherwise would be reasonably expected to violate the fiduciary duties of Bioblast’s directors under applicable Israeli Law, and (B) in the case of clause (I) where the Bioblast Adverse Recommendation Change is made in response to a Bioblast Takeover Proposal or in the case of both clauses (I) and (II), such Bioblast Takeover Proposal constitutes a Bioblast Superior Proposal; provided that the Bioblast Board (or any committee thereof) shall not, and shall cause Bioblast not to, take any action set forth in clause (I) or clause (II) unless (1) Bioblast has provided written notice to Enlivex (a “Notice of Bioblast Adverse Recommendation Change”) advising Enlivex that the Bioblast Board (or such committee) intends to take such action and the reasons therefor, (2) in the case of any Notice of Bioblast Adverse Recommendation Change provided in connection with a Bioblast Takeover Proposal, such Notice of Bioblast Adverse Recommendation Change specifies the material terms and conditions of such Bioblast Takeover Proposal, and includes a copy of the most current version of the agreement or proposal and all material related documentation with respect to such Bioblast Takeover Proposal, (3) a period of at least four Business Days has elapsed following Enlivex’s receipt of such Notice of Bioblast Adverse Recommendation Change (it being understood that any amendment or modification (other than an immaterial amendment or modification) to any of the terms of a Bioblast Takeover Proposal that is the basis for such proposed action shall require a new Notice of Bioblast Adverse Recommendation Change and an additional two calendar day period), (4) if requested by Enlivex, Bioblast has negotiated, and has caused its Subsidiaries and Representatives to negotiate, in good faith with Enlivex during such four Business Day period (as extended pursuant to clause (3)) with respect to any changes to the terms of this Agreement proposed by Enlivex during such period and (5) taking into account any changes to the terms of this Agreement irrevocably and timely proposed by Enlivex, the Bioblast Board or any committee thereof has determined in good faith, after consultation with its financial advisor and outside counsel, that the failure to take such action would continue to be reasonably expected to violate the fiduciary duties of Bioblast’s directors under applicable Israeli Law, and that, in the case of any Notice of Bioblast Adverse Recommendation Change provided in connection with a Bioblast Takeover Proposal, the Bioblast Takeover Proposal would continue to constitute a Bioblast Superior Proposal even if such changes irrevocably offered by Enlivex were to be accepted by Bioblast; and provided, further that any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect unless the termination is in accordance with Section 8.01(i) and Bioblast pays Enlivex the Bioblast Termination Fee.

(g)          It is understood and agreed that any violation of this Section 5.06 by any of Bioblast’s Representatives or Subsidiaries will be deemed to be a breach of this Section 5.06 by Bioblast.

Article VI

Additional Agreements

Section 6.01         Preparation of the Proxy Statement; Shareholder Approvals; Listing Application.

(a)          Each of Bioblast and Enlivex shall cooperate and use their reasonable best efforts to prepare, and Bioblast shall cause to be furnished to the SEC the Proxy Statement as promptly as practicable following the date of this Agreement. Each of Bioblast and Enlivex shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, in each case as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement.

(b)          Without limiting the generality of Section 6.01(a), and subject thereto, Enlivex shall reasonably cooperate with Bioblast and provide, and require its Representatives to provide, Bioblast and its Representatives, with all true, correct and complete information regarding Enlivex that is required by Law to be included in the Proxy Statement or reasonably requested by Bioblast to be included in the Proxy Statement.

(c)          If, prior to the Effective Time, any event occurs with respect to Enlivex, or any change occurs with respect to other information supplied by Enlivex for inclusion in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, Enlivex shall promptly notify Bioblast of such event, and Enlivex and Bioblast shall cooperate in the prompt filing with the SEC or other regulatory body of any necessary amendment or supplement to the Proxy Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to Enlivex’s shareholders and Bioblast’s shareholders. Nothing in this Section 6.01(c) shall limit the obligations of any party under Section 6.01(a).

(d)          If, prior to the Effective Time, any event occurs with respect to Bioblast or any Bioblast Subsidiary or Affiliate of Bioblast, or any change occurs with respect to other information supplied by Bioblast for inclusion in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, Bioblast shall promptly notify Enlivex of such event, and Bioblast and Enlivex shall cooperate in the prompt filing with the SEC or other regulatory body of any necessary amendment or supplement to the Proxy Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to Enlivex’s shareholders and Bioblast’s shareholders. Nothing in this Section 6.01(d) shall limit the obligations of any party under Section 6.01(a).

(e)          Simultaneously with the execution of this Agreement, Bioblast, as the sole shareholder of Merger Sub, has executed and delivered written consents approving this Agreement in accordance with the Companies Law and provided copies of such written consents to Enlivex.

(f)          Enlivex shall (i) as soon as reasonably practicable following the date on which the Proxy Statement is furnished to the SEC, but in no event more than 5 (five) Business Days following such date, duly call and give notice of, and commence mailing of an Enlivex proxy statement (or such other information as determined by Enlivex in its sole discretion, subject to compliance with applicable Law) to the holders of Enlivex Shares as of the record date established for, the Enlivex Shareholders Meeting and (ii) as soon as reasonably practicable (but in any event within seven (7) Business Days) following the commencement of the mailing of the Enlivex proxy statement (or an equivalent document) pursuant to the immediately preceding clause (i), convene and hold the Enlivex Shareholders Meeting; and shall, through the Enlivex Board, recommend to its shareholders that they give the Enlivex Shareholder Approval, and otherwise comply with applicable Law; Enlivex shall use its reasonable best efforts to solicit the Enlivex Shareholder Approval.

(g)          Bioblast shall (i) as soon as reasonably practicable (but in any event within ten (10) Business Days) following the date on which the Proxy Statement is furnished to the SEC, establish a record date for, duly call and give notice of, and commence mailing (if required by applicable law) of the Proxy Statement to the Bioblast shareholders as of the record date established for, the Bioblast Shareholders’ Meeting and (ii) as soon as reasonably practicable (but in any event within 40 days) following the furnishing of the Proxy Statement to the SEC, convene and hold the Bioblast Shareholders’ Meeting; provided that Bioblast may adjourn or postpone the Bioblast Shareholders’ Meeting to a later date to the extent Bioblast believes in good faith that such adjournment or postponement is reasonably necessary (i) to ensure that any required supplement or amendment to the Proxy Statement is provided to the Bioblast shareholders within a reasonable amount of time in advance of the Bioblast Shareholders’ Meeting, (ii) to allow reasonable additional time to solicit additional proxies necessary to obtain the Required Bioblast Shareholder Vote, (iii) to ensure that there are sufficient shares of Bioblast Capital Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Bioblast Shareholders’ Meeting or (iv) otherwise to comply with applicable Law. Bioblast shall use its reasonable best efforts to solicit the Required Bioblast Shareholder Vote and shall, through the Bioblast Board, recommend to its shareholders that they give the Required Bioblast Shareholder Vote and shall include such recommendation in the Proxy Statement.

Section 6.02         Access to Information; Confidentiality. Upon reasonable notice and subject to applicable Law, each of Enlivex and Bioblast shall, and shall cause each of their respective Subsidiaries (if any) to, afford to the other party and such other party’s Subsidiaries and their Representatives reasonable access during the period prior to the Effective Time to all their respective properties, books, Contracts, personnel and records and, during such period, each of Enlivex and Bioblast shall, and shall cause each of its Subsidiaries to, furnish promptly to the other party all information concerning its business, finances, properties and personnel as such other party may reasonably request; provided that either party may withhold any document or information (a) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business (provided that, in any case, the withholding party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (b) the disclosure of which would violate any Law (provided that the withholding party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law) or (c) that is subject to any attorney-client privilege (provided that the withholding party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of attorney-client privilege). If any material is withheld by any party as permitted by the immediately preceding sentence, then such party shall inform the other party as to the general nature of what is being withheld. All information exchanged pursuant to this Section 6.02 shall be subject to that certain Confidentiality Agreement, dated July 28, 2018, between Enlivex and Bioblast (the “Confidentiality Agreement”).

Section 6.03         Required Actions. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall (and shall cause each of its Subsidiaries to) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary to consummate and make effective, as promptly as practicable, the Merger and the other Transactions in accordance with the terms hereof.

(b)          Without limiting the generality of Section 6.03(a), each of Bioblast and Enlivex shall (i) take all action necessary to ensure that no Takeover Statute or similar statute or regulation is or becomes applicable to this Agreement or any Transaction and (ii) if any Takeover Statute or similar statute or regulation becomes applicable to this Agreement or any Transaction, take all action necessary to ensure that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement.

(c)          Without limiting the generality of Section 6.03(a), each of Bioblast and Enlivex shall, and, to the extent any of Bioblast’s Affiliates are required to under applicable Laws, Bioblast shall cause such Affiliates to, (i) provide all necessary notices, reports, registrations, submissions of information, applications and other filings, and obtain as promptly as practicable all consents, licenses, permits, waivers, approvals, clearances and authorizations orders of, or non-actions by (collectively, “Consents”), any Governmental Entity and any other Person that are required to be effected or obtained by Bioblast, Merger Sub or Enlivex, or any of their respective Subsidiaries (if any), in connection with the consummation of the Transactions, and take all necessary actions to obtain any such Consents from any Governmental Entity that are required to be so effected or obtained, (ii) prosecute all such filings and Consents with all appropriate diligence, (iii) furnish all information required to be furnished in connection with the Consents of or filings with any Governmental Entity, and promptly cooperate with and furnish information in connection with any such requirements imposed upon either of them or any of their respective Subsidiaries (if any) in connection with this Agreement and the Transactions, (iv) execute and deliver any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement, (v) facilitate obtaining any final order, writ, judgment or decree approving the Transactions consistent with this Agreement, (vi) reasonably defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (vii) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other in doing, all things necessary to avoid or eliminate each and every legal impediment asserted by any Governmental Entity so as to enable the parties hereto to consummate and make effective, as promptly as practicable, the Merger and the other Transactions in accordance with the terms hereof, including, to the extent reasonably practicable, proposing, negotiating, committing to and effecting any terms, conditions, obligations, commitments or liabilities or the entry into any other arrangements, as are necessary or reasonably advisable in order to obtain the Consents, avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any Injunction (whether temporary, preliminary or permanent) that would otherwise have the effect of materially delaying or preventing the consummation of the Merger and the other Transactions.

(d)          Subject to applicable Law and the instructions of any Governmental Entity, Bioblast and Enlivex shall each advise the other promptly, but in any event within two Business Days, of (and shall promptly furnish the other with copies of) any notice or other communication received by such party or any of its Affiliates from any Governmental Entity regarding any of the Transactions, and of any understandings, undertakings or agreements (oral or written) such party proposes to make or enter into with any Governmental Entity in connection with the Transactions, and each party shall generally keep the other apprised of the status of matters relating to completion of the Transactions. Subject to applicable Law, neither Bioblast nor Enlivex shall, and each shall not permit any of its Subsidiaries or Representatives to, participate in any substantive or material meeting, telephone conversation or other communication with any Governmental Entity in respect of any filings, investigation or other inquiry or proceeding with respect to the Transactions (including regarding the Tax Ruling and the IIA Notice), unless, to the extent reasonably practicable under the circumstances, it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate in such meeting, conversation or other communication. Each of Bioblast and Enlivex shall (i) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement or any of the Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity and (ii) subject to applicable Law, furnish the other party with copies of all filings, submissions, correspondence and communications (and memoranda setting forth the substance thereof) between it and their respective Subsidiaries (if any) and Representatives, on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement and the Transactions.

(e)          Enlivex shall consult with Bioblast and use commercially reasonable efforts to keep Bioblast apprised of material developments regarding the defense or settlement of any shareholder litigation against Enlivex or its directors relating to the Merger and the other Transactions, and no such settlement shall be agreed to by Enlivex (other than a settlement effected only in cash with no implications for Bioblast post-Closing and that complies with the provisions of Section 5.03(f)) without the prior written consent of Bioblast (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.04         Merger Proposal. As promptly as practicable after the execution and delivery of this Agreement: (i) Enlivex and Merger Sub shall cause the merger proposal (in the Hebrew language) in substantially the form annexed hereto as Exhibit C (the “Merger Proposal”) to be executed in accordance with Section 316 of the Companies Law; and (ii) each of Enlivex and Merger Sub shall deliver the Merger Proposal to the Israeli Registrar of Companies within three days from the calling of the Enlivex Shareholders Meeting in accordance with Section 317(a) of the Companies Law. Enlivex and Merger Sub shall cause a copy of the Merger Proposal to be delivered to each of their respective secured creditors, if any, no later than three days after the date on which the Merger Proposal is delivered to the Israeli Registrar of Companies, and each of their respective material creditors, if any, no later than three days after the date on which the Merger Proposal is delivered to the Israeli Registrar of Companies, and shall promptly inform their respective non-secured creditors of the Merger Proposal and its contents in accordance with Section 318 of the Companies Law and the regulations promulgated thereunder. Promptly after Enlivex and Merger Sub shall have complied with the immediately preceding sentence and with paragraphs (a) through (d) of this Section 6.04 below, but in any event no more than three days following the date on which such notice was sent to the creditors, Enlivex and Merger Sub shall inform the Israeli Registrar of Companies, in accordance with Section 317(b) of the Companies Law, that notice was given to their respective creditors under Section 318 of the Companies Law and the regulations promulgated thereunder. In addition to the foregoing, Enlivex and, if applicable, Merger Sub, shall:

(a)          publish a notice to its creditors, stating that a Merger Proposal was submitted to the Israeli Registrar of Companies and that the creditors may review the Merger Proposal at the office of the Israeli Registrar of Companies, Enlivex’s registered offices or Merger Sub’s registered offices, as applicable, and at such other locations as Enlivex or Merger Sub, as applicable, may determine, in (i) two daily Hebrew newspapers and a newspaper in such other locations as required by the Companies Regulations (Merger), 5760-2000, on the day that the Merger Proposal is submitted to the Israeli Registrar of Companies, and (ii) if required, in such other manner as may be required by any applicable law and regulations;

(b)          within four business days from the date of submitting the Merger Proposal to the Israeli Registrar of Companies, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the Companies Law) that Enlivex or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Israeli Registrar of Companies and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in paragraph (a) of this Section 6.04;

(c)          display in a prominent place at Enlivex’s premises a copy of the notice published in a daily Hebrew newspaper, no later than three business days following the day on which the Merger Proposal was submitted to the Israeli Registrar of Companies; and

(d)          in accordance with customary practice, of the Israeli Registrar of Companies, after Bioblast and Enlivex determine the intended date for the Closing, Merger Sub and Enlivex shall request that the Israeli Registrar of Companies shall declare the Merger effective and issue the Certificate of Merger upon such date as Bioblast and Enlivex shall have determined.

For the avoidance of doubt, completion of the statutory merger process and the request for issuance of a merger certificate from the Registrar of Companies shall be subject to coordination by the parties and fulfillment or waiver of all of the conditions for Closing set forth in Sections 7.01, 7.02 and 7.03 below.

For the purposes of this Section 6.04 only, the term “business day” shall have the meaning set forth in the Israeli Companies Regulations (Merger) 5760-2000 promulgated under the Companies Law.

Section 6.05         Enlivex Shareholders Meeting.

(a)          Enlivex shall take all action necessary under applicable Laws to call, give notice of and hold the Enlivex Shareholders Meeting for purposes of seeking the Enlivex Shareholder Approval. Subject to the notice requirements of the Companies Law and the Enlivex Charter, the Enlivex Shareholders Meeting shall be held (on a date selected by Enlivex) on or about the date on which the Enlivex Shareholders Meeting is required to be held in accordance with Section 6.01(f). Enlivex shall use reasonable best efforts to solicit from its shareholders proxies for voting on the matters to be voted on at the Enlivex Shareholders Meeting as contemplated under this Agreement. Enlivex shall call, notice, convene, hold, conduct and solicit all proxies in connection with the Enlivex Shareholders Meeting in compliance with all applicable Laws, including the Companies Law and the Enlivex Charter.

(b)          The Enlivex Board shall recommend without reservation that Enlivex’s shareholders vote in favor of granting the Enlivex Shareholder Approval; and neither the Enlivex Board nor any committee thereof shall withhold, withdraw, amend, modify, change or propose or resolve to withhold, withdraw, amend, modify or change, in each case in a manner materially adverse to Bioblast, the recommendation of the Enlivex Board that Enlivex’s shareholders vote in favor of granting the Enlivex Shareholder Approval.

(c)          No later than three days after the approval of the Merger by Enlivex’s shareholders at the Enlivex Shareholders Meeting, Enlivex shall (in accordance with Section 317(b) of the Companies Law) inform the Israeli Registrar of Companies regarding the Enlivex Shareholder Approval having been obtained.

Section 6.06         Bioblast Shareholders’ Meeting.

(a)          Without limiting anything contained in, and subject to, Section 6.01(g), Bioblast shall take all action necessary under all applicable Laws to set a record date for, call, give notice of and hold the Bioblast Shareholders’ Meeting for purposes of seeking the Required Bioblast Shareholder Vote. Subject to the notice requirements under all applicable Laws and under the Bioblast Charter, the Bioblast Shareholders’ Meeting shall be held (on a date selected by Bioblast and consented to by Enlivex (such consent not to be unreasonably withheld, conditioned or delayed)) as promptly as practicable after the date hereof and no later than the date that the Bioblast Shareholders’ Meeting is required to be held in accordance with Section 6.01(g). Bioblast shall use reasonable best efforts to solicit from its shareholders proxies for voting on the matters to be voted on at the Bioblast Shareholders’ Meeting as contemplated under this Agreement, including the issuance of the Bioblast Ordinary Shares to be issued in respect of the Merger Consideration. Bioblast shall call, notice, convene, hold, conduct and solicit all proxies in connection with the Bioblast Shareholders’ Meeting in compliance with all applicable Laws, including the Companies Law and the Bioblast Charter.

(b)          The Bioblast Board shall recommend without reservation that Bioblast’s shareholders provide the Required Bioblast Shareholder Vote; and neither the Bioblast Board nor any committee thereof shall withhold, withdraw, amend, modify, change or propose or resolve to withhold, withdraw, amend, modify or change, in each case in a manner materially adverse to Enlivex or which would prevent or delay consummation of the Merger, the recommendation of the Bioblast Board that Bioblast’s shareholders provide the Required Bioblast Shareholder Vote.

(c)          No later than three days after the Required Bioblast Shareholder Vote is obtained, Bioblast shall inform Nasdaq regarding the Required Bioblast Shareholder Vote having been obtained and shall furnish to the SEC a Report on Form 6-K, disclosing the results of the Bioblast Shareholders’ Meeting.

Section 6.07         Merger Sub Shareholders Meeting. No later than three Business Days after the execution of this Agreement, Merger Sub shall (in accordance with Section 317(b) of the Companies Law and the regulations thereunder) inform the Israeli Registrar of Companies of such decision of Merger Sub’s shareholder with respect to the Merger.

Section 6.08         Fees and Expenses.

(a)          Except as otherwise explicitly provided in this Agreement, all costs and expenses incurred in connection with this Agreement, the Merger and the other Transactions will be paid by the party incurring such costs and expenses.

(b)          In the event that:

(i)          this Agreement is terminated by Bioblast pursuant to Section 8.01(i) (accepting a Bioblast Superior Proposal);

(ii)         this Agreement is terminated by Enlivex pursuant to Section 8.01(j) (change in Bioblast Board recommendation); or

(iii)        (x) a Bioblast Takeover Proposal shall have been publicly announced or disclosed or otherwise communicated to Bioblast or the Bioblast Board after the date of this Agreement but prior to the termination of this Agreement and this Agreement is terminated pursuant to Section 8.01(c) (failure to obtain Required Bioblast Shareholder Vote), Section 8.01(e) (lapse of End Date) or Section 8.01(g) (Bioblast breach) and (y) within twelve (12) months after the date of such termination, Bioblast enters into an agreement with respect to, or consummates, a Subsequent Transaction in respect of the Bioblast Takeover Proposal referred to in the immediately preceding clause (x);

then Bioblast shall pay Enlivex a fee equal to $250,000 (the “Bioblast Termination Fee”), by wire transfer of same day funds to an account designated by Enlivex, in each case substantially concurrently with, or prior to, such termination (in the case of a termination referred to in Section 6.08(b)(i) or Section 6.08(b)(ii)) or within two (2) Business Days following the earlier of entering into the agreement in respect of, or consummation of the Subsequent Transaction referred to in Section 6.08(b)(iii).

(c)          In the event that:

(i)          this Agreement is terminated by Enlivex pursuant to Section 8.01(k) (accepting an Enlivex Superior Proposal);

(ii)         this Agreement is terminated by Bioblast pursuant to Section 8.01(l) (change in Enlivex Board recommendation); or

(iii)        (x) an Enlivex Takeover Proposal shall have been publicly announced or disclosed or otherwise communicated to Enlivex or the Enlivex Board after the date of this Agreement but prior to the termination of this Agreement and this Agreement is terminated pursuant to Section 8.01(d) (failure to obtain the Enlivex Shareholder Approval), Section 8.01(e) (lapse of End Date) or Section 8.01(f) (Enlivex breach) and (y) within twelve (12) months after the date of such termination, Enlivex enters into an agreement with respect to, or consummates, a Subsequent Transaction in respect of the Enlivex Takeover Proposal referred to in the immediately preceding clause (x);

then Enlivex shall pay Bioblast a fee equal to $250,000 (the “Enlivex Termination Fee”), by wire transfer of same day funds to an account designated by Bioblast, in each case substantially concurrently with, or prior to, such termination (in the case of a termination referred to in Section 6.08(c)(i) or Section 6.08(c)(ii)) or within two (2) Business Days following the earlier of entering into the agreement in respect of, or consummation of the Subsequent Transaction referred to in Section 6.08(c)(iii).

Section 6.09         Certain Tax Matters. For U.S. federal income Tax purposes, each of Bioblast, Enlivex and Merger Sub shall report the Merger and the other Transactions in a manner consistent with the Intended Tax Treatment. The parties’ right to take any action disclosed in Section 5.01, 5.02 or 5.03 of the Bioblast Disclosure Letter or the Enlivex Disclosure Letter, as applicable, shall be subject to and subordinate to the parties’ respective obligations under this Section 6.09. Each of Bioblast, Enlivex and Merger Sub shall use their respective reasonable best efforts to cause the Merger to qualify for, and will not take any action or cause any action to be taken (whether prior to, on or subsequent to the Closing Date) which action would reasonably be expected to prevent the Merger from qualifying for or jeopardize the Intended Tax Treatment. The parties acknowledge and agree that each has relied upon the advice of its own tax advisors in connection with the Merger and the other Transactions contemplated by this Agreement and that none of Bioblast, Enlivex and Merger Sub makes any representation or warranty as to the Intended Tax Treatment.

Section 6.10         No Bioblast Change in Control. Prior to the Closing Date, Bioblast shall take all actions necessary, including pursuant to actions through the Bioblast Board, to ensure that no “change in control” or similar event has or will occur for the purposes of any Bioblast Benefit Plan in connection with either the execution and delivery of this Agreement or the consummation of the Merger or the other Transactions (either alone or in conjunction with any other event).

Section 6.11         Governance and Employment Matters.

(a)          Bioblast shall take all necessary action to cause, effective at the Effective Time, the Bioblast Board to be composed of a number of directors as requested by Enlivex, subject to the minimum number of directors required by the Bioblast Charter, all of such directors shall be appointed by Enlivex (the “Enlivex Designees”). Enlivex shall identify the Enlivex Designees in writing to Bioblast at or prior to the Effective Time. Bioblast and Enlivex agree to each take all steps as may be required, in good faith, to maintain a majority of “independent” directors under the rules and regulations of Nasdaq on the Bioblast Board.

(b)          Effective upon and following the Effective Time, each of the current officers of Bioblast shall resign, and the persons identified in Section 6.11(b) of the Enlivex Disclosure Letter shall be appointed by the Bioblast Board to serve in the offices set forth across from their respective names in Section 6.11(b) of the Enlivex Disclosure Letter, each until the earlier of his resignation or removal or until his successor is duly elected and qualified, as the case may be.

Section 6.12         Directors’ and Officers’ Indemnification and Insurance

(a)          Bioblast agrees that for seven (7) years after the Effective Time, all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing (whether under the Enlivex Charter, applicable Law or otherwise) in favor of the current or former directors, officers, employees and agents of Enlivex (the “Indemnified Persons”, each, an “Indemnified Person”) acting in such capacities and any indemnification or other agreements of Enlivex as in effect on the date of this Agreement shall be assumed by the Surviving Company in the Merger and Bioblast, without further action, at the Effective Time, and shall survive the Merger and shall continue in full force and effect in accordance with their terms. The rights of each Indemnified Person under this Section 6.12(a) shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

(b)          At any time prior to the Effective Time Bioblast may elect to purchase a ‘‘tail’’ directors’ and officers’ liability insurance policy, covering the same Indemnified Persons and providing the same terms with respect to coverage and amount as under the D&O Insurance, and which by its terms shall provide coverage until the seventh (7th) annual anniversary of the Effective Time; provided, that Bioblast shall not incur any Indebtedness in connection with the purchase of such tail policy.

Section 6.13         Obligations of Merger Sub. Bioblast shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions upon the terms and subject to the conditions set forth in this Agreement.

Section 6.14         Payment for Third Party Consents. Each of Bioblast and Enlivex shall pay all amounts, which payments are expressly required by the terms of any Contract, payable by Bioblast or Enlivex, as applicable, in connection with third-party consents, waivers, amendments, and the like, required for the Transactions (if any).

Section 6.15         Interim Financials. Prior to the Effective Time and no later than 45 days after the end of each calendar quarter, Enlivex shall deliver to Bioblast quarterly financial statements, together with applicable notes, in compliance with GAAP.

Section 6.16         Updated Capitalization Information. Immediately prior to the Closing, Bioblast shall deliver to Enlivex a written document that sets forth all of the information that Bioblast would have been required to include in Section 3.02 of the Bioblast Disclosure Letter in order to make the representations and warranties set forth in Section 3.02 of this Agreement true, correct and complete as of the Closing if such representations and warranties were being made as of the date of the Closing (and, solely for purposes of complying with this Section 6.16, all references in Section 3.02 to the date of this Agreement shall be deemed to be references to the date of the Closing). Immediately prior to the Closing, Enlivex shall deliver to Bioblast a written document that sets forth all of the information that Enlivex would have been required to include in Section 4.02 of the Enlivex Disclosure Letter in order to make the representations and warranties set forth in Section 4.02 of this Agreement true, correct and complete as of the Closing if such representations and warranties were being made as of the date of the Closing (and, solely for purposes of complying with this Section 6.16, all references in Section 4.02 to the date of this Agreement shall be deemed to be references to the date of the Closing). Notwithstanding the foregoing, nothing contained in this Section 6.16, including the delivery by Bioblast to Enlivex and Enlivex to Bioblast of the updated capitalization information required by this Section 6.16, shall (i) update any information contained in the Bioblast Disclosure Letter or the Enlivex Disclosure Letter, (ii) modify, amend or affect any representation or warranty contained in this Agreement, (iii) permit action or non-action otherwise prohibited by Section 5.01, Section 5.02 or Section 5.03 or (iv) be used to determine whether any condition contained in Article VII shall have been satisfied.

Section 6.17         IIA Notice. Promptly following the execution of this Agreement, but not later than the Closing, in each case in accordance with the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984, Enlivex shall submit a written notice (the “IIA Notice”) to the IIA regarding the change in ownership of Enlivex effected as a result of the Merger and the Transactions.

Section 6.18         Listing of Bioblast Ordinary Shares on Nasdaq. Prior to the Effective Time, Bioblast shall use reasonable best efforts (including paying all applicable listing fees) to cause the Bioblast Ordinary Shares to be issued as Merger Consideration to be approved for listing on Nasdaq, subject to official notice of issuance. Enlivex shall reasonably cooperate with Bioblast in connection with the foregoing, including by providing information reasonably requested by Bioblast in connection therewith.

Section 6.19         CVR Agent. Unless, at or prior to the Effective Time, the Bioblast Board designates another Person to serve as the CVR agent and enter into the CVR Agreement with the Company on the Closing Date (the “CVR Agent”), Dr. Dalia Megiddo shall serve as the CVR Agent in accordance with the terms of the CVR Agreement.

Section 6.20         Enlivex Corporate Actions. Prior to the Effective Time, Enlivex shall ensure that (i) the amended and restated Articles of Association of Enlivex, substantially in the form set forth in Exhibit B are duly adopted, (ii) the conversion of issued and outstanding Enlivex Shares (including all Enlivex Preferred Shares but other than Enlivex Ordinary Shares) into Enlivex Ordinary Shares shall have taken place and (iii) the Investor Rights Agreement, dated as of September 12, 2018, by and among Enlivex and the investors party thereto shall have been terminated.

Section 6.21         Concurrent Private Offering. The parties agree, in connection with the Concurrent Private Offering to effect the Concurrent Private Offering in compliance in all material respects with all applicable securities Laws.

Article VII
Conditions Precedent

Section 7.01         Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction, or waiver by each of the parties, at or prior to the Effective Time of the following conditions:

(a)          Statutory Waiting Period; Certificate of Merger. At least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and at least thirty (30) days shall have elapsed after the approval of the Merger by the shareholders of each of Enlivex and Merger Sub, and the Certificate of Merger shall have been received from the Israeli Registrar of Companies.

(b)          Enlivex Shareholder Approval. The Enlivex Shareholder Approval shall have been obtained.

(c)          Required Bioblast Shareholder Vote. The Required Bioblast Shareholder Vote shall have been obtained.

(d)          Listing. The Bioblast Ordinary Shares to be issued as Merger Consideration shall have been authorized for listing on the Nasdaq, subject to official notice of issuance.

(e)          Regulatory Approvals. Any Required Foreign Regulatory Approvals shall have been obtained and the required 30-day waiting period set forth in Section 323 of the Companies Law shall have lapsed.

(f)          No Injunctions or Restraints; Illegality. No Injunction preventing the consummation of the Merger or any of the other Transactions shall be in effect. No statute, rule, regulation or Injunction shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger.

(g)          Concurrent Private Offering. The Concurrent Private Offering shall have been consummated and shall have provided aggregate gross proceeds of not less than $7.5 million.

(h)          Tax Ruling. An executed Israeli Tax Ruling shall have been obtained.

(i)          Distribution of CVR. The distribution of the CVR to holders of record of Bioblast Ordinary Shares as further described in the CVR Agreement shall have been effected, and the CVR Agreement shall have been executed and delivered by all parties thereto.

(j)          Reverse Split. At least five (5) Business Days shall have elapsed since the effective date of the Reverse Split.

Section 7.02         Conditions to Obligations of Bioblast. The obligation of Bioblast to effect the Merger is also subject to the satisfaction, or waiver by Bioblast, at or prior to the Effective Time, of the following conditions:

(a)          Representations and Warranties. (i) Each of the representations and warranties of Enlivex (other than as set forth in Section 4.01 (Corporate Organization), 4.02 (Capitalization), 4.03 (Authority; No Violation), 4.07 (Advisors’ Fees), and 4.08(a) (Absence of Certain Changes or Events)) set forth in this Agreement shall be true and correct on the date of this Agreement and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on Enlivex, (ii) the representations and warranties of Enlivex set forth in Section 4.01 (Corporate Organization), Section 4.02 (Capitalization), 4.03 (Authority; No Violation) and 4.07 (Advisors’ Fee) shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date, and, with respect to Section 4.02 (Capitalization), subject to any transactions contemplated and permitted under this Agreement), and (iii) the representations and warranties of Enlivex set forth in Section 4.08(a) (Absence of Certain Changes or Events) shall be true and correct as of the date of this Agreement.

(b)          Performance of Obligations of Enlivex. Enlivex shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)          Absence of Material Adverse Effect on Enlivex. Since the date of this Agreement, no event or events or developments shall have occurred that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Enlivex.

(d)          Officer’s Certificate. The Chief Executive Officer or Chief Financial Officer of Enlivex shall have delivered to Bioblast a certificate, certifying the satisfaction of the conditions contained in Section 7.02(a), Section 7.02(b) and Section 7.02(c).

(e)          Lock-Up Agreements. Bioblast shall have received a lock-up agreement in substantially the form attached hereto as Exhibit D (the “Lock-Up Agreement”) duly executed and delivered by each of the Persons set forth on Schedule II, which shall be in full force and effect.

(f)          Certain Enlivex Corporate Actions. Enlivex shall have complied with the provisions of Section 6.20.

Section 7.03         Conditions to Obligations of Enlivex. The obligation of Enlivex to effect the Merger is also subject to the satisfaction, or waiver by Enlivex, at or prior to the Effective Time, of the following conditions:

(a)          Representations and Warranties. (i) Each of the representations and warranties of Bioblast (other than as set forth in Sections 3.01 (Corporate Organization), 3.02 (Capitalization), 3.03 (Authority; No Violation), Section 3.07 (Advisors’ Fees) and 3.08(a) (Absence of Certain Changes or Events)) set forth in this Agreement shall be true and correct on the date of this Agreement and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on Bioblast, (ii) the representations and warranties of Bioblast set forth in Sections 3.01 (Corporate Organization), 3.03 (Authority; No Violation) and Section 3.07 (Advisors’ Fees) shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) on the date of this Agreement, and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) the representations and warranties of Bioblast set forth in Section 3.02 (Capitalization) shall be true and correct in all respects on the date of this Agreement and as of the Closing Date, as if made at and as of such date, subject only to de minimis inaccuracies on the date of this Agreement, and as of the Closing Date and (iv) the representations and warranties of Bioblast set forth in Section 3.08(a) (Absence of Certain Changes or Events) shall be true and correct as of the date of this Agreement.

(b)          Performance of Obligations of Bioblast. Bioblast shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)          Absence of Material Adverse Effect on Bioblast. Since the date of this Agreement, no event or events or development or developments shall have occurred that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Bioblast.

(d)          No Bioblast Indebtedness. Bioblast shall not have (i) any Indebtedness, except for any Indebtedness owed to Enlivex to the extent permitted under this Agreement or (ii) any accounts payable (determined in accordance with GAAP), including, for the elimination of doubt, any amounts owed, due or otherwise payable to third-party service providers and advisors, including its accountants, financial advisors and attorneys.

(e)          Officer’s Certificate. The Chief Executive Officer or principal financial officer of Bioblast shall have delivered to Enlivex a certificate, certifying the satisfaction of the conditions contained in Section 7.03(a), Section 7.03(b), Section 7.03(c) and Section 7.03(d).

(f)          Lock-Up Agreements. Enlivex shall have received a Lock-Up Agreement duly executed and delivered by each of the Persons set forth on Schedule II, which shall be in full force and effect.

(g)          Bioblast’s Performance of ITA Obligations. Bioblast shall have performed all compliance obligations, and extinguished all outstanding liabilities, toward the ITA.

Article VIII
Termination and Amendment

Section 8.01         Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Enlivex Shareholder Approval or the Required Bioblast Shareholder Vote, by action taken or authorized by the board of directors of the terminating party or parties:

(a)          by mutual consent of Bioblast and Enlivex in a written instrument;

(b)          by either Bioblast or Enlivex if any Governmental Entity of competent jurisdiction shall have issued a final and non-appealable order permanently enjoining or otherwise prohibiting the consummation of the Merger or the other Transactions;

(c)          by either Bioblast or Enlivex if the Required Bioblast Shareholder Vote shall not have been obtained at the Bioblast Shareholders’ Meeting or any adjournment or postponement thereof at which the vote was taken; provided that Bioblast may not terminate this Agreement pursuant to this Section 8.01(c) if Bioblast’s breach of its obligations under this Agreement was the principal factor contributing to the failure to have obtained the Required Bioblast Shareholder Vote at the Bioblast Shareholders’ Meeting or any adjournment or postponement thereof;

(d)          by either Bioblast or Enlivex if the Enlivex Shareholder Approval shall not have been obtained at the Enlivex Shareholders Meeting or any adjournment or postponement thereof at which the vote was taken; provided that Enlivex may not terminate this Agreement pursuant to this Section 8.01(d) if Enlivex’s breach of its obligations under this Agreement was the principal factor contributing to the failure to have obtained the Enlivex Shareholder Approval at the Enlivex Shareholders Meeting or any adjournment or postponement thereof;

(e)          by either Bioblast or Enlivex if the Merger shall not have been consummated on or before March 31, 2019 (the “End Date”), subject to extension in accordance with the provisions set forth in this Section 8.01(e); provided that no party may terminate this Agreement pursuant to this Section 8.01(e) if such party’s breach of its obligations under this Agreement proximately contributed to the failure of the Closing to occur by the End Date (or any extension of the End Date in accordance with the provisions set forth in this Section 8.01(e)); provided, further, however, that, either Party shall have the right to extend the End Date up to three (3) times for a period of up to an additional thirty (30) days in each case (up to an aggregate of ninety (90) days for all such extensions) in the event that (x) the Bioblast Shareholders’ Meeting has not yet occurred, (y) the mandatory 30 day waiting period under Israeli Law has not lapsed or (z) the Israeli Tax Ruling shall not have been obtained;

(f)          by Bioblast if there shall have been a breach of any of the covenants or agreements or any inaccuracy of any of the representations or warranties set forth in this Agreement on the part of Enlivex, which breach or inaccuracy, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.02(a) or (b), and such breach or inaccuracy is incapable of being cured, or is not cured, by Enlivex by the End Date (as the End Date may be extended in accordance with Section 8.01(e)) or, if capable of being cured by the End Date (as the End Date may be extended in accordance with Section 8.01(e)), Enlivex shall not have commenced good faith efforts to cure the breach or inaccuracy within ten (10) days following receipt of written notice from Bioblast and thereafter be continuing such good faith efforts;

(g)          by Enlivex if there shall have been a breach of any of the covenants or agreements or any inaccuracy of any of the representations or warranties set forth in this Agreement on the part of Bioblast, which breach or inaccuracy, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.03(a) or (b), and such breach or inaccuracy is incapable of being cured, or is not cured, by Bioblast by the End Date (as the End Date may be extended in accordance with Section 8.01(e)) or, if capable of being cured by the End Date (as the End Date may be extended in accordance with Section 8.01(e)), Bioblast shall not have commenced good faith efforts to cure the breach or inaccuracy within ten (10) days following receipt of written notice from Enlivex and thereafter be continuing such good faith efforts;

(h)          by Enlivex if Nasdaq shall have informed Enlivex or Bioblast, whether orally or in writing, that Nasdaq will not list the Merger Consideration upon consummation of the Merger and otherwise at the Effective Time.

(i)          by Bioblast, at any time prior to the receipt of the Required Bioblast Shareholder Vote in connection with entering into a Bioblast Acquisition Agreement in accordance with Section 5.06(f); provided, that Bioblast pays Enlivex the Bioblast Termination Fee in accordance with Section 6.08(b).

(j)          by Enlivex, at any time prior to the receipt of the Required Bioblast Shareholder Vote in the event of a Bioblast Adverse Recommendation Change.

(k)          by Enlivex, at any time prior to the receipt of the Enlivex Shareholder Approval in connection with entering into an Enlivex Acquisition Agreement in accordance with Section 5.05(f); provided, that Enlivex pays Bioblast the Enlivex Termination Fee in accordance with Section 6.08(c).

(l)          by Bioblast, at any time prior to the receipt of the Enlivex Shareholder Approval in the event of an Enlivex Adverse Recommendation Change.

Section 8.02         Effect of Termination. In the event of termination of this Agreement by either Bioblast or Enlivex in accordance with Section 8.01, this Agreement shall forthwith become void and have no effect, and none of Bioblast, Enlivex, any of their respective Subsidiaries (if any) or Affiliates or any of the officers or directors of any of the foregoing shall have any liability of any nature whatsoever under this Agreement, or in connection with the Merger and the other Transactions, except that (a) Section 6.08, this Section 8.02, and Article IX (other than Section 9.13 and Section 9.14) and the last sentence of Section 6.02, as well as the Confidentiality Agreement, shall survive any termination of this Agreement and (b) notwithstanding any termination or any contrary provision contained in this Agreement, neither Bioblast nor Enlivex shall be relieved or released from liability resulting from the willful and material breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement or for fraud.

Section 8.03         Amendment. Subject to compliance with applicable Law, this Agreement may be amended by Bioblast, Merger Sub and Enlivex, by action taken or authorized by their respective boards of directors, at any time before or after the Enlivex Shareholder Approval or the Required Bioblast Shareholder Vote; provided that (1) after the Enlivex Shareholder Approval has been obtained, any amendment of this Agreement that by applicable Law requires the further approval by the shareholders of Enlivex shall be effective only with the approval of such shareholders and (2) after the Required Bioblast Shareholder Vote has been obtained, any amendment of this Agreement that by applicable Law requires the further approval by the shareholders of Bioblast shall be effective only with the approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 8.04         Extension; Waiver. At any time prior to the Effective Time, Bioblast (on behalf of itself and Merger Sub) and Enlivex may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of Bioblast or Merger Sub, in the case of Enlivex, or Enlivex, in the case of Bioblast, (b) waive any inaccuracies in the representations and warranties of Bioblast or Merger Sub, in the case of Enlivex, or Enlivex, in the case of Bioblast, contained in this Agreement, and (c) waive compliance by Bioblast or Merger Sub, in the case of Enlivex, or Enlivex, in the case of Bioblast, with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in a written instrument signed by an authorized officer on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Article IX
General Provisions

Section 9.01         Non-survival of Representations and Warranties. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time; provided that this Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02         Notices. To be effective under this Agreement, all notices, requests, claims, demands and other communications under this Agreement shall be sent by facsimile transmission or email of a .pdf (or similar) attachment (providing confirmation of transmission), by reliable overnight delivery service (with proof of service) or by hand delivery, and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice); provided, however, that any notice received by facsimile or email transmission or otherwise at the addressee’s location on any Business Day after 6:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day:

(a)          if to Bioblast or Merger Sub, to:

Bioblast Pharma Ltd.

At Zysman, Aharoni, Gayer & Co. (ZAG/S&W)

41-45 Rothschild Blvd.

Beit Zion, Tel Aviv 6578401, Israel

Attn: Dr. Dalia Megiddo

Facsimile: (972) (3) 7955550

Email: Dalia@ExpedioVC.com

with a copy (which shall not constitute notice) to:

Zysman, Aharoni, Gayer & Co. (ZAG/S&W)

41-45 Rothschild Blvd.

Beit Zion, Tel Aviv 6578401, Israel

Attn: Shy S. Baranov

Facsimile: (972) (3) 7955550

Email: sbaranov@zag-sw.com

(b)          if to Enlivex, to:

Enlivex Therapeutics Ltd.

Hadassah Ein Karem

POB 12167

Jerusalem, Israel 91120

Attn:              Shai Novik, Executive Chairman

E-mail:          shai.novik@gmail.com

with a copy (which shall not constitute notice) to:

Greenberg Traurig, P.A.

333 SE 2nd Avenue

Suite 4400

Miami, FL 33131

Attn:              Robert L. Grossman, Esq.

        Drew M. Altman, Esq.

Facsimile:     (305) 961-5756

(305) 961-5589

Email:            grossmanb@gtlaw.com

        altmand@gtlaw.com

And to (which shall not constitute notice):

Yigal Arnon & Co.

1 Azrieli Center

Tel-Aviv, Israel 6702101

Attn:             Barry Levenfeld

       David Roness

Facsimile:     (972) (3) 623-9236

Email:           barry@arnon.co.il

       davidr@arnon.co.il

Section 9.03         Definitions. As used in this Agreement, the following terms shall have the respective meanings set forth below:

“102 Trustee” means, with respect to any Enlivex Option, the trustee who holds or controls such Enlivex Option and the underlying Enlivex Ordinary Shares issuable upon exercise of such Enlivex Option pursuant to the provisions of Section 102.

“103K Trustee” means, a trustee nominated under a ruling from the ITA, who shall hold the Merger Consideration paid to Enlivex shareholders under a tax arrangement in accordance with section 103K of the Israeli Income Tax Ordinance.

“Acceptable Confidentiality Agreement” means (i) with respect to Section 5.06 a confidentiality agreement determined by the Bioblast Board in good faith to provide for terms substantially no less restrictive to Bioblast’s counterparty thereto than those contained in the Confidentiality Agreement that are applicable to Enlivex (it being understood that such confidentiality agreement need not include any “standstill” or similar provision) and (ii) with respect to Section 5.05, a confidentiality agreement determined by the Enlivex Board in good faith to provide for terms substantially no less restrictive to Enlivex’s counterparty thereto than those contained in the Confidentiality Agreement that are applicable to Bioblast (it being understood that such confidentiality agreement need not include any “standstill” or similar provision).

“Advisor Shares” means Bioblast Ordinary Shares issued by Bioblast to third-party service providers and advisors, including its accountants, financial advisors and attorneys.

“Bioblast Charter” means the Articles of Association of Bioblast, as amended and in effect as of the date hereof.

“Bioblast Ordinary Shares” means the ordinary shares of Bioblast, NIS 0.05 per share, subject to any reverse stock split the Bioblast shareholders may approve to the extent permitted by the terms of this Agreement.

“Bioblast ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with Bioblast or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“Business Day” means any day other than (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York, New York or Tel-Aviv, Israel.

“Code” means the Internal Revenue Code of 1986, as amended.

“Concurrent Private Offering” means the offer, issuance and sale to private investors in a transaction exempt from registration under the Securities Act of Bioblast Ordinary Shares and, as mutually agreed between Bioblast and Enlivex, warrants to purchase Bioblast Ordinary Shares on terms, and subject to conditions, mutually agreed between Bioblast and Enlivex.

“CVR” means the contingent value right under the CVR Agreement to be distributed to holders of record of Bioblast Ordinary Shares as set forth in the CVR Agreement.

“CVR Agreement” means that the CVR Agreement in the form attached as Exhibit E to be entered into by and between Bioblast and the CVR Agent.

“Enlivex Charter” means the Articles of Association of Enlivex, as amended and in effect as of the date hereof.

“Enlivex ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with Enlivex as a “single employer” within the meaning of Section 414 of the Code.

“Enlivex Ordinary Shares” means the ordinary shares of Enlivex, nominal value NIS 0.01 per share.

“Enlivex Preferred A Shares” means the Series A Preferred Shares of Enlivex, nominal value NIS 0.01 per share.

“Enlivex Preferred B Shares” means the Series B Preferred Shares of Enlivex, nominal value NIS 0.01 per share.

“Enlivex Preferred C Shares” means the Series C Preferred Shares of Enlivex, nominal value NIS 0.01 per share.

“Enlivex Preferred Shares” means, collectively, the Enlivex Preferred A Shares, the Enlivex Preferred B Shares and the Enlivex Preferred C Shares.

“Enlivex Shares” means, collectively, the Enlivex Ordinary Shares and the Enlivex Preferred Shares.

“Equity Interest” of any Person means any (i) capital stock, membership or partnership interest, unit or other ownership interest of or in such Person, (ii) securities directly or indirectly convertible into or exchangeable for any for the foregoing, (iii) options, warrants or other rights directly or indirectly to purchase or subscribe for any of the foregoing or securities convertible into or exchangeable for any of the foregoing or (iv) Contracts, commitments, and agreements relating to the issuance of any of the foregoing or giving any Person the right to participate in or receive any payment based on the profits or performance of such Person (including any equity appreciation, phantom equity or similar plan or right).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

“Forfeitures and Cashless Settlements” by any Person means (a) the forfeiture or satisfaction of stock options, restricted stock and other stock-based awards of such Person, (b) the acceptance by such Person of shares of common stock of such Person as payment for the exercise price of stock options of such Person and (c) the acceptance by such Person of shares of common stock of such Person for withholding taxes incurred in connection with the exercise of stock options of such Person or the vesting or satisfaction of stock options, restricted stock and other stock-based awards of such Person, in the case of each of the foregoing clauses (a), (b) and (c).

“IIA” means the Israeli National Authority for Technological Innovation, formerly known as the Office of the Chief Scientist, of the Ministry of Economy and Industry of the State of Israel.

“Indebtedness” means, with respect to any Person, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of such Person, whether direct or indirect, (a) for borrowed money (including overdraft facilities), (b) for liabilities secured by any Lien existing on property owned or acquired and subject thereto, (c) evidenced by notes, bonds, debentures or similar Contracts, (d) for the deferred purchase price of property, goods or services, including in connection with the acquisition of any business or non-competition agreement (other than trade payables or accruals incurred in the ordinary course of business), (e) under capital leases (in accordance with GAAP), (f) in respect of letters of credit and bankers’ acceptances, (g) for Contracts relating to interest rate protection, swap agreements, factoring, hedging and collar agreements, (h) in the nature of premiums (prepayment or otherwise) or penalties in connection with the obligations described in clauses (a) through (g) above, and (h) in the nature of guarantees of the obligations described in clauses (a) through (g) above of any other Person.

“Intellectual Property Rights” means all intellectual property and associated rights in any jurisdiction, including all (a) trademarks, service marks, trade names, corporate names, company names, business names, fictitious business names, trade styles, logos, slogans, trade dress and all other source or business identifiers and all applications and registrations and renewals for, and goodwill associated with and symbolized by, any of the foregoing (collectively, “Trademarks”), (b) Internet domain names (including top level domain names and global top level domain names) and social media identifiers, handles and tags, (c) patent disclosures, patent applications and patents and all registrations, continuations, continuations-in-part, divisionals, re-examinations, renewals, extensions and reissues and counterparts thereof (collectively, “Patents”), (d) trade secrets and know-how, including all proprietary or confidential inventions, improvements, processes, methods, techniques, protocols, formulae, recipes, compositions, models, layouts, designs, drawings, plans, specifications, methodologies and other proprietary or other confidential information, (e) works of authorship (whether or not copyrightable), copyrights and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof, including website content, product artwork, promotion and marketing materials, software, databases and database rights, and (f) rights of publicity and privacy.

“IRS” means the U.S. Internal Revenue Service.

“Israeli Tax Ordinance” means the Israeli Income Tax Ordinance [New Version], 1961, and the rules and regulations promulgated thereunder.

“ITA” means Israel Tax Authority.

“Knowledge” or “knowledge” means (i) with respect to Enlivex, the actual knowledge of those persons set forth in Schedule III and (ii) with respect to Bioblast, the actual knowledge of those persons set forth in Schedule III, in each case together with such knowledge that would be acquired by such persons through their respective due and diligent inquiry of such persons’ direct reports.

“Lien” means any lien, pledge, mortgage, option, right of first refusal, deed of trust, security interest or any similar encumbrance.

“Material Adverse Effect” with respect to any Person means any event, violation, inaccuracy, circumstance, developments or other matters (a “Change”) that, individually or in the aggregate, and regardless of whether or not such Change constitutes a breach of the representations or warranties made by such Person, (a) have, or are reasonably expected to have, a material adverse effect on the business, properties, assets (including intangible assets), condition (financial or otherwise), prospects, capitalization, liabilities, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole, excluding any effect that results from or arises in connection with (i) changes in general economic or political conditions or the securities market in general (whether as a result of acts of terrorism, war (whether or not declared), armed conflicts, natural disasters or otherwise) to the extent they do not disproportionately affect such Person and its Subsidiaries, taken as a whole; (ii) changes in or affecting the industries in which such Person operates to the extent they do not disproportionately affect such Person and its Subsidiaries, taken as a whole, in any material respect; (iii) changes in GAAP or applicable Law; and (iv) changes, effects or circumstances resulting from the announcement or pendency of this Agreement (including such changes or effects on relationships, contractual or otherwise, with customers, suppliers, manufacturers, distributors, partners or employees), or (b) prevent or materially delay the ability of such Person to consummate the Transactions.

“NIS” means New Israeli Shekels.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Registered IP” means all issued or pending patents, trademark registrations and applications for registration of trademarks, copyright registrations and applications for registration of copyrights and Internet domain names.

“Representative” means, with respect to any Person, such Person’s and each of its respective Subsidiaries’ and controlled Affiliates’ directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives.

“Required Foreign Regulatory Approvals” means those sanctions, rulings, Consents, exemptions, early terminations, clearances, written confirmations of no intention to initiate legal proceedings and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as set forth in Schedule IV.

“SEC” means the U.S. Securities and Exchange Commission.

“Section 102” means Section 102 of the Israeli Tax Ordinance.

“Section 102 Options” means Enlivex Options that were granted pursuant to the provisions of Section 102(b)(2) of the Israeli Tax Ordinance.

“Section 102 Shares” means Enlivex Ordinary Shares issued upon exercise of Section 102 Options.

“Securities Act” means the Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder.

“Series C Financing” means the offer and sale by Enlivex of Enlivex Preferred C Shares, on terms and subject to conditions as determined by Enlivex in its sole discretion.

“Subsequent Transaction” means, as applicable (i) a transaction with respect to or pursuant to a Bioblast Takeover Proposal (with all references to 20% in the definition of “Bioblast Takeover Proposal” being treated as references to 50% for these purposes) or (ii) a transaction with respect to or pursuant to an Enlivex Takeover Proposal (with all references to 20% in the definition of “Enlivex Takeover Proposal” being treated as references to 50% for these purposes).

“Subsidiary,” when used with respect to any Person, means any other Person, whether incorporated or unincorporated, (A) of which such Person or any other Subsidiary of such Person is a general partner (excluding partnerships, the general partnership interests of which held by such Person or any Subsidiary of such Person do not have a majority of the voting interests in such partnership) or (B) a majority of the Equity Interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, and the term “Bioblast Subsidiary” means any direct or indirect Subsidiary of Bioblast.

“Tax” means (a) any taxes (including foreign, federal, state, county or local income, sales and use, excise, franchise, real and personal property, gross receipt, capital gains, land betterment, purchase, alternative minimum, profit, value added, net worth, documentary stamp, production, business and occupation, disability, employment, health tax, national insurance, payroll or severance), levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other similar charges imposed by any Governmental Entity, including any interest, linkage differentials, indexing, additions to tax or penalties applicable thereto, (b) any liability for Taxes described in clause (a) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) and (c) any liability for Taxes described in clause (a) or (b) as a transferee or successor.

“Tax Authority” means the IRS, the ITA and any other Governmental Entity responsible for the administration of Tax.

“Tax Return” means any return, filing, report, questionnaire, information statement or other document (including elections, declarations, disclosures, schedules, estimates, claims for refund and information returns) relating to Taxes, including any amendments thereof.

“Transactions” means, collectively, the Merger and the other transactions contemplated by this Agreement.

“Trehalose” means the Company’s investigational proprietary intravenous (IV) form of trehalose 90 mg/mL solution (trehalose), including the Company’s owned or licensed intellectual property related thereto (including such other intellectual property related thereto that the Company otherwise has the right to use), as it exists on the date hereof.

“Trehalose Transaction” means the partnering, licensing or sale of all or any part of Trehalose to a third party for the purposes of the development of Trehalose where the proceeds of such transaction will be distributed as provided for in the CVR Agreement.

Section 9.04         Other Defined Terms. The following capitalized terms have the meanings in the locations within this Agreement indicated below.

Defined Term	Location
102 Trust Period	Section 2.02(g)
2008 Plan	Section 3.02(a)(i)
Adjusted Outstanding Bioblast Shares	Section 2.01(b)(i)
Advisor	Section 3.07
Agreement	Preamble
Anti-Corruption Laws	Section 3.22
Antitrust Laws	Section 3.04
Certificate of Merger	Section 1.03
Bioblast	Preamble
Bioblast 2013 Plan	Section 3.02(a)(i)
Bioblast Acquisition Agreement	Section 5.06(a)
Bioblast Adverse Recommendation Change	Section 5.06(f)

Defined Term	Location
Bioblast Benefit Plan	Section 3.11(a)
Bioblast Board	Recitals
Bioblast Capital Stock	Section 3.02(a)(i)
Bioblast Fairness Opinion	Section 3.23
Bioblast IP Rights	Section 3.18(a)
Bioblast Licenses	Section 3.13(a)
Bioblast Material Contract	Section 3.14(a)
Bioblast Percentage	Section 2.01(b)(iv)
Bioblast Permits	Section 3.21(b)
Bioblast Related Party Agreement	Section 3.14(a)(xiv)
Bioblast Regulatory Agency	Section 3.21(b)
Bioblast SEC Reports	Section 3.05
Bioblast Stock Options	Section 3.02(a)(i)
Bioblast Shareholder Matters	Section 3.03(b)
Bioblast Stockholder Meeting	Section 3.03(b)
Bioblast Superior Proposal	Section 5.06(e)
Bioblast Takeover Proposal	Section 5.06(b)
Bioblast Termination Fee	Section 6.08(b)
Bioblast Voting Debt	Section 3.02(b)
Bioblast Warrants	Section 3.02(a)(i)
Bioblast’s Financial Advisor	Section 3.07
Certificate	Section 2.01(a)
Closing	Section 1.02
Companies Law	Section 1.01
Confidential Bioblast IP	Section 3.18(c)
Confidential Enlivex IP	Section 4.19(e)
Confidentiality Agreement	Section 6.02
Consents	Section 6.03(c)
CVR Agent	Section 6.19
Dormant Share	Section 2.01(e)
Effective Time	Section 1.03
Enforceability Exceptions	Section 3.03(a)
Enlivex	Preamble
Enlivex Acquisition Agreement	Section 5.05(a)
Enlivex Adverse Recommendation Change	Section 5.05(f)
Enlivex Benefit Plan	Section 4.11(a)
Enlivex Board	Recitals
Enlivex Capital Stock	Section 4.02(a)(i)
Enlivex Charter	Section 4.01(b)
Enlivex Designees	Section 6.11(a)
Enlivex Financial Statements	Section 4.06(a)
Enlivex IP Rights	Section 4.19(a)
Enlivex Licenses	Section 3.13(a)
Enlivex Material Contract	Section 4.14(a)
Enlivex Options	Section 4.02(a)(i)
Enlivex Percentage	Section 2.01(b)(iv)
Enlivex Regulatory Agency	Section 4.22(b)
Enlivex Shareholder Approval	Section 4.03(a)
Enlivex Shareholder Meeting	Section 4.03(a)
Enlivex Shareholders Agreement	Section 4.03(a)
Enlivex Superior Proposal	Section 5.05(e)
Enlivex Takeover Proposal	Section 5.05(b)

Defined Term	Location
Enlivex Termination Fee	Section 6.08(c)
Enlivex Warrants	Section 4.02(a)(i)
Environmental Claims	Section 3.15(e)(i)
Environmental Laws	Section 3.15(e)(ii)
Environmental Permits	Section 3.15(e)(iii)
ERISA	Section 3.11(b)
Exchange Agent	Section 2.02(a)
Exchange Ratio	Section 2.01(b)(i)
FDA	Section 3.21(b)
FDCA	Section 3.21(b)
Final Shareholders Registry	Section 2.02(a)
Governmental Entity	Section 3.04
Governmental Grant	Section 3.26
Hazardous Materials	Section 3.15(e)(iv)
Health Care Law	Section 3.21(b)
IIA Notice	Section 6.17
Indemnified Person	Section 6.12(a)
Injunction	Section 3.03(c)
Intended Tax Treatment	Recitals
Israeli Registrar of Companies	Section 1.03
Israeli Tax Ruling	Section 2.02(h)(ii)
Law	Section 3.13(a)
Licenses	Section 3.13(a)
Lien	Section 3.01(b)(ii)
Merger	Section 1.01
Merger Consideration	Section 2.01(a)
Merger Proposal	Section 6.04
Merger Shares	Section 2.01(b)(ii)
Merger Sub	Preamble
Nasdaq	Section 3.04
Notice of Bioblast Adverse Recommendation Change	Section 5.06(f)
Notice of Enlivex Adverse Recommendation Change	Section 5.05(f)
Payor	Section 2.02(h)(i)
PHSA	Section 3.21(b)
Proxy Statement	Section 3.04
Regulatory Agencies	Section 3.05
Release	Section 3.15(e)(v)
Required Bioblast Shareholder Vote	Section 3.03(b)
Reverse Split	Section 5.02(c)
Sarbanes-Oxley Act	Section 3.06(f)
Section 102 Option Consideration	Section 2.02(g)
Surviving Company	Section 1.01
Surviving Company Articles	Section 1.05
Takeover Statute	Section 3.16
Valid Certificate	Section 2.02(h)(i)
VAT	Section 3.10(x)
Voting Agreement	Recitals

Section 9.05         Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The table of contents, index of defined terms contained in Section 9.04 and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Schedule, Annex or Exhibit but not otherwise defined therein shall have the meaning assigned to such term in this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean “if.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to a Person are also to its successors and permitted assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. The term “made available” and words of similar import mean that the relevant documents, instruments or materials were (a) posted and made available to the other party on the applicable due diligence data site, maintained by a party for the purpose of the Merger and the other Transactions, in each case prior to the date hereof, or (b) publicly available by virtue of the relevant party’s filing of a publicly available final registration statement, prospectus, report, form, schedule or definitive proxy statement filed with the SEC pursuant to the Securities Act or the Exchange Act on or after January 1, 2017 and prior to the date of this Agreement. No provision of this Agreement will be interpreted in favor of, or against, any of the parties to this Agreement by reason of the extent to which any such party or its legal counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft of this Agreement, and no rule of strict construction will be applied against any party hereto. The Bioblast Disclosure Letter and the Enlivex Disclosure Letter set forth items of disclosure with specific reference to the particular Section or subsection of this Agreement to which the information in the Bioblast Disclosure Letter or Enlivex Disclosure Letter, as the case may be, relates; provided that any fact or item that is disclosed in any section of the Bioblast Disclosure Letter or the Enlivex Disclosure Letter so as to make its relevance to the information called for by other sections of the Bioblast Disclosure Letter or the Enlivex Disclosure Letter reasonably apparent shall be deemed to be disclosed in such other sections of the Bioblast Disclosure Letter or the Enlivex Disclosure Letter, as the case may be, notwithstanding the omission of any appropriate cross-reference thereto; provided, further that, notwithstanding anything in this Agreement to the contrary, the inclusion of an item in either such disclosure schedule as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect on Bioblast or Enlivex, as the case may be. Except where the context otherwise requires, references to the “other party” or “either party” will be deemed to refer to Bioblast and Merger Sub, collectively, on the one hand, and Enlivex, on the other hand. All electronic communications from a Person delivered in accordance with Section 9.02 shall be deemed to be “written” for purposes of this Agreement.

Section 9.06         Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the Transactions is not affected in any manner adverse in any material respect to any party or such party waives its rights under this Section 9.06 with respect thereto.

Section 9.07         Counterparts; Facsimile Signatures. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Facsimile or other electronically scanned and transmitted signatures, including by email attachment, shall be deemed originals for all purposes of this Agreement.

Section 9.08         Entire Agreement; No Third Party Beneficiaries. This Agreement, taken together with the Enlivex Disclosure Letter, the Bioblast Disclosure Letter, the Confidentiality Agreement, the CVR Agreement and the other agreements entered into in connection with preserving the confidentiality of information, (a) constitutes the entire agreement, and supersedes all prior agreements (other than the Confidentiality Agreement and the other agreements entered into in connection with preserving the confidentiality of information) and understandings, both written and oral, among the parties with respect to the Merger and the other Transactions and (b) is not intended to, and does not, confer upon any Person other than the parties any rights or remedies. Notwithstanding anything to the contrary herein, following the Effective Time, (i) the provisions of Article II relating to the payment of the Merger Consideration and any dividends or other distributions payable pursuant to Section 2.02(c) shall be enforceable by holders of Enlivex Shares at the Effective Time as provided therein and (ii) the Indemnified Persons are intended third party beneficiaries of Section 6.12(a).

Section 9.09         Governing Law. This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the Laws of the State of Israel, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the Laws of any other jurisdiction.

Section 9.10         Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

Section 9.11         Specific Enforcement. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor and therefore fully intend for specific performance to be an available remedy for breaches of this Agreement. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Section 8.01, the parties shall be entitled to an Injunction or Injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement in any court referred to in Section 9.12, without proof of actual damages, this being in addition to any other remedy to which they are entitled at Law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to object to a remedy of specific performance on the basis that a remedy of monetary damages would provide an adequate remedy for any such breach. Each party further acknowledges and agrees that the agreements contained in this Section 9.11 are an integral part of the Merger and the other Transactions and that, without these agreements, the parties would not have entered into this Agreement. Each party further agrees that no other party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.11, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 9.12         Jurisdiction. Each of the parties hereto: (i) agrees that any actions or proceedings arising in connection with any dispute, controversy or claim arising under, relating to or in connection with this Agreement or the transactions contemplated hereby (including any dispute or controversy regarding the existence, validity, enforceability or breach of this Agreement), whether in contract, in tort or otherwise, shall be brought, tried and determined only in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets to the jurisdiction of any court located in Tel Aviv-Jaffa, Israel in the event of any such action or proceeding; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (v) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of the parties hereto agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

Section 9.13         Publicity. The parties agree that the initial press release to be issued with respect to the Merger and the other Transactions shall be a joint press release to be reasonably agreed upon by Bioblast and Enlivex. Except with respect to disclosures that are consistent with prior disclosures made in compliance with this Section 9.13 or any communications plan or strategy previously agreed on by the parties, Bioblast and Enlivex shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Merger or the other Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law (including applicable securities laws), court process or by obligations pursuant to any listing agreement with any national securities exchange.

Section 9.14         Compliance with Deadlines. Failure by either Bioblast or Enlivex to comply with the timing deadlines set forth in the first sentence of Section 6.01(a), after, in each case, using reasonable best efforts to so comply, shall not be deemed a breach of this Agreement by such party for so long as such party continues to use reasonable best efforts to cure such failure as promptly as practicable.

[Signature Page Follows]

IN WITNESS WHEREOF, Bioblast, Merger Sub, and Enlivex have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

BIOBLAST PHARMA LTD.

By:	/s/ Dr. Dalia Megiddo
Name:	Dr. Dalia Megiddo
Title:	Chief Executive Officer

TREBLAST LTD.

By:	/s/ Dr. Dalia Megiddo
Name:	Dr. Dalia Megiddo
Title:	Sole Director

ENLIVEX THERAPEUTICS LTD.

By:	/s/ Shai Novik
Name:	Shai Novik
Title:	Executive Chairman

[Signature Page to Agreement and Plan of Merger]

EXECUTION VERSION

Exhibit A to Merger Agreement

BIOBLAST PHARMA LTD.
SHAREHOLDER VOTING AGREEMENT

THIS VOTING AGREEMENT (“Agreement”), dated as of November 19, 2018, is made by and between ENLIVEX THERAPEUTICS LTD., a company formed under the laws of the State of Israel (“Enlivex”), and the undersigned holder (“Bioblast Shareholder”) of the number and class set out Schedule 1 of shares (the “Bioblast Shares”) and/or options (“Bioblast Options”) and/or warrants (“Bioblast Warrants”) of BIOBLAST PHARMA LTD., a company formed under the laws of the State of Israel (“Bioblast”).

WHEREAS, Enlivex, Treblast Ltd., a company formed under the laws of the State of Israel (“Merger Sub”), and Bioblast have entered into an Agreement and Plan of Merger, dated of even date herewith (as amended or modified from time to time, the “Merger Agreement”), providing for the merger of Merger Sub with and into Enlivex (the “Merger”);

WHEREAS, Bioblast Shareholder beneficially owns and has sole voting power with respect to the number of Bioblast Shares, and/or holds the Bioblast Options or Bioblast Warrants indicated on Schedule 1 attached hereto;

WHEREAS, as an inducement and a condition to the willingness of Enlivex to enter into the Merger Agreement, and in consideration of the substantial expenses incurred and to be incurred by them in connection therewith, Bioblast Shareholder has agreed to enter into and perform this Agreement; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of, and as a condition to, Enlivex’s entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by them in connection therewith, Bioblast Shareholder and Enlivex agree as follows:

1.	Agreement to Vote Bioblast Shares. Bioblast Shareholder agrees that, from and after the date hereof until the Expiration Date (as defined in Section 2 below) and except in the circumstance in which a Bioblast Adverse Recommendation Change shall have occurred and is continuing, at any meeting of the shareholders of Bioblast or any adjournment or postponement thereof, or in connection with any written consent of the shareholders of Bioblast, Bioblast Shareholder shall:

(a)	if such meeting or written consent pertains to any of the matters described in subparagraph (b) below, appear at such meeting or otherwise cause the Bioblast Shares and any New Bioblast Shares (as defined in Section 3 below) to be counted as present thereat for purposes of calculating a quorum; and

(b)	vote (or cause to be voted), or deliver a written consent (or cause a written consent to be delivered) covering, all of the Bioblast Shares and any New Bioblast Shares that Bioblast Shareholder shall be entitled to so vote: (i) in favor of adoption and approval of the Merger, the Merger Agreement, any and all other agreements related to the Merger or contemplated under the Merger Agreement and any and all other actions or transactions contemplated under the Merger Agreement; (ii) against any action, transaction or agreement that would reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Bioblast or any of its Subsidiaries or Affiliates under the Merger Agreement or that would reasonably be expected to result in any of the conditions to Bioblast’s or any of its Subsidiaries’ or Affiliates’ obligations under the Merger Agreement not being fulfilled; (iii) against any Bioblast Takeover Proposal; (iv) in favor of all Bioblast Shareholder Matters; and (v) against any agreement, action, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially and adversely affect the consummation of the Merger or any of the other actions or transactions contemplated under the Merger Agreement. Bioblast Shareholder shall not take or commit or agree to take any action inconsistent with the foregoing.

As used in this Agreement, a “Bioblast Takeover Proposal” means any proposal or offer from any Person or group with respect to, in a single transaction or series of related transactions, any (i) direct or indirect acquisition of 20% or more of the consolidated assets of Bioblast and the Bioblast Subsidiaries (based on the fair market value thereof), (ii) direct or indirect acquisition of outstanding or newly issued Bioblast Ordinary Shares or other securities of Bioblast (including, without limitation, any outstanding or newly issued options, rights or warrants to purchase, or securities convertible into or exchangeable for, Bioblast Ordinary Shares or other securities representing such voting power) representing (after giving effect to such acquisition) 20% or more of the outstanding Bioblast Ordinary Shares or of the outstanding voting power of Bioblast, or any other direct or indirect acquisition of 20% or more of the outstanding voting power of Bioblast, regardless of the method, form or structure of such other direct or indirect acquisition, (iii) tender offer or exchange offer that if consummated would result, directly or indirectly, in any Person or group (or the shareholders of any Person or group) beneficially owning (the term or concept of “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder) 20% or more of the outstanding Bioblast Ordinary Shares or of the outstanding voting power of Bioblast or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving Bioblast or any Bioblast Subsidiary which would result in any Person or group (or the shareholders of any Person or group) beneficially owning, directly or indirectly, 20% or more of the outstanding voting power of Bioblast or of the surviving entity in a merger involving Bioblast or the resulting direct or indirect parent of Bioblast or such surviving entity (or outstanding options, rights or warrants to purchase, or outstanding securities convertible into or exchangeable for, securities representing such voting power). Wherever the term “group” is used in this Agreement, it is used as defined in Rule 13d-3 under the Exchange Act.

2.	Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earlier to occur of (a) the Effective Time, (b) the effective time and date of the termination of the Merger Agreement pursuant to Section 8.01 thereof and (c) the effective time and date of the termination of this Agreement upon mutual written agreement of the parties. Upon termination or expiration of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, such termination or expiration shall not relieve any party from liability for any breach of this Agreement or acts of bad faith prior to termination or expiration hereof.

3.	Additional Purchases. Bioblast Shareholder agrees that any share capital or other equity securities of Bioblast that Bioblast Shareholder purchases or with respect to which Bioblast Shareholder otherwise acquires sole or shared voting power after the execution of this Agreement and prior to the Expiration Date, whether by the exercise of any Bioblast Options, Bioblast Warrants or otherwise (“New Bioblast Shares”), shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Bioblast Ordinary Shares.

4.	Agreement to Retain Bioblast Shares. From and after the date hereof until the Expiration Date, Bioblast Shareholder shall not, directly or indirectly, (a) sell, assign, transfer, tender, or otherwise dispose of (including, without limitation, by the creation of any Liens (as defined in Section 5(c) below)) any Bioblast Shares or New Bioblast Shares, (b) deposit any Bioblast Shares or New Bioblast Shares into a voting trust or enter into a voting agreement or similar arrangement with respect to such Bioblast Shares or New Bioblast Shares or grant any proxy or power of attorney with respect thereto (other than this Agreement), (c) enter into any contract, option, commitment or other arrangement or understanding with respect to the direct or indirect sale, transfer, assignment or other disposition of (including, without limitation, by the creation of any Liens) any Bioblast Shares or New Bioblast Shares, or (d) take any action that would make any representation or warranty of Bioblast Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling Bioblast Shareholder from performing Bioblast Shareholder’s obligations under this Agreement. Notwithstanding the foregoing, Bioblast Shareholder may make (w) any transfer by will or by operation of law or other transfers for estate-planning purposes, provided that in each such case the applicable transferee has signed a voting agreement in the form hereof and, until the transferee has signed such voting agreement, this Agreement shall bind the transferee, (x) if Bioblast Shareholder is a partnership or limited liability company, a transfer to one or more partners or members of Bioblast Shareholder or to an affiliated corporation, trust or other business entity under common control with Bioblast Shareholder, or if Bioblast Shareholder is a trust, a transfer to a beneficiary, provided that in each such case the applicable transferee has signed a voting agreement in the form hereof, and (y) any transfer as Enlivex may otherwise agree in writing in its sole discretion.

2

5.	Representations and Warranties of Bioblast Shareholder. Bioblast Shareholder hereby represents and warrants to Enlivex as follows:

(a)	Bioblast Shareholder has the full power and authority to execute and deliver this Agreement and to perform Bioblast Shareholder’s obligations hereunder;

(b)	this Agreement has been duly executed and delivered by or on behalf of Bioblast Shareholder and (assuming due authorization, execution and delivery by Enlivex), constitutes a valid and binding agreement with respect to Bioblast Shareholder, enforceable against Bioblast Shareholder in accordance with its terms, except as enforcement may be limited by the Enforceability Exceptions;

(c)	Bioblast Shareholder beneficially owns the number and class of Bioblast Shares indicated on Schedule 1, such Bioblast Shares are held by Bioblast free and clear of any liens, claims, charges or other encumbrances or restrictions of any kind whatsoever (“Liens”), will own any New Bioblast Shares free and clear of any Liens, and has sole, and otherwise unrestricted, voting power with respect to such Bioblast Shares (and will have sole, and otherwise unrestricted, voting power with respect to any New Bioblast Shares when acquired and thereafter), and none of the Bioblast Shares are subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Bioblast Shares (and none of the New Bioblast Shares, when acquired or thereafter, will be subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the New Bioblast Shares), except as contemplated by this Agreement;

(d)	the execution and delivery of this Agreement by Bioblast Shareholder does not, and the performance by Bioblast Shareholder of his, her or its obligations hereunder and the compliance by Bioblast Shareholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Liens on any Bioblast Shares or New Bioblast Shares pursuant to, any agreement, instrument, note, bond, mortgage, contract, lease, license, permit or other obligation or any order, arbitration award, judgment or decree to which Bioblast Shareholder is a party or by which Bioblast Shareholder is bound, or any law, statute, rule or regulation to which Bioblast Shareholder is subject and, in the event that Bioblast Shareholder is a corporation, partnership, trust or other entity, any bylaw or other organizational document of Bioblast Shareholder; and

(e)	the execution and delivery of this Agreement by Bioblast Shareholder does not, and the performance of this Agreement by Bioblast Shareholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity by Bioblast Shareholder except for applicable requirements, if any, of the Exchange Act, and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by Bioblast Shareholder of his, her or its obligations under this Agreement in any material respect; and

(f)	there is no action, suit, investigation, complaint or other proceeding pending against or affecting Bioblast Shareholder or any Bioblast Shares or New Bioblast Shares of Bioblast Shareholder at Law or in equity before or by any Governmental Entity that would materially impair the ability of Bioblast Shareholder to perform its obligations under this Agreement on a timely basis.

3

6.	Irrevocable Proxy. Subject to the penultimate sentence of this Section 6, by execution of this Agreement, Bioblast Shareholder does hereby appoint Enlivex with full power of substitution and resubstitution, as Bioblast Shareholder’s true and lawful attorney and irrevocable proxy, to the fullest extent of the undersigned’s rights with respect to the Bioblast Shares and any New Bioblast Shares, to vote, if Bioblast Shareholder does not perform his, her or its obligations under this Agreement, each of such Bioblast Shares and New Bioblast Shares solely with respect to the matters and at the times set forth in Section 1 hereof. Bioblast Shareholder intends this proxy to be irrevocable and coupled with an interest hereunder until the Expiration Date. Notwithstanding anything contained herein to the contrary, this irrevocable proxy shall automatically terminate upon the Expiration Date of this Agreement. Bioblast Shareholder hereby revokes any proxies previously granted with respect to the Bioblast Shares or the New Bioblast Shares and represents that none of such previously-granted proxies are irrevocable.

7.	No Solicitation. From and after the date hereof until the Expiration Date and subject to Section 11 hereof, Bioblast Shareholder will not, directly or indirectly, (i) solicit, initiate or knowingly facilitate any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, a Bioblast Takeover Proposal, (ii) engage or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information in connection with, or for the purpose of facilitating, any inquiries, proposals or offers that constitute, or that would reasonably be expected to lead to, an Bioblast Takeover Proposal or (iii) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, option or other similar agreement regarding, or that is intended to result in, or would reasonably be expected to lead to, any Bioblast Takeover Proposal. In the event that Bioblast Shareholder is a corporation, partnership, trust or other entity, it shall not permit any of its Subsidiaries or Affiliates to, nor shall it authorize any officer, director, partner, trustee, manager, managing member or representative of Bioblast Shareholder, or any of its Subsidiaries or Affiliates to, undertake any of the actions contemplated by this Section 7.

8.	No Legal Actions. Subject to Section 11 hereof, Bioblast Shareholder will not, in his, her or its capacity as a shareholder or creditor of Bioblast, bring, commence, institute, maintain, prosecute or voluntarily aid any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice by any Person alleging potential liability, which (i) challenges the validity or seeks to enjoin the operation of any provision of this Agreement or the Merger Agreement, or (ii) alleges that the execution and delivery of this Agreement by Bioblast Shareholder, either alone or together with the other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement by the Board of Directors of Bioblast, constitutes a breach of any fiduciary duty of the Board of Directors of Bioblast or any member thereof.

9.	[Intentionally Omitted.]

10.	Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any of the courts specified in Section 20 hereof, this being in addition to any other remedy to which they are entitled at Law or in equity.

4

11.	Directors and Officers. This Agreement shall apply to Bioblast Shareholder solely in Bioblast Shareholder’s capacity as a shareholder of Bioblast and/or holder of Bioblast Options, Bioblast Warrants and/or other rights to acquire Bioblast Shares or New Bioblast Shares, and not in such Bioblast Shareholder’s capacity as a director, officer or employee of Bioblast or any of its Subsidiaries or in such Bioblast Shareholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding any provision of this Agreement to the contrary, nothing in this Agreement shall (or require Bioblast Shareholder to attempt to) limit or restrict a director and/or officer of Bioblast in the exercise of his or her fiduciary duties consistent with the terms of the Merger Agreement as a director and/or officer of Bioblast or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of Bioblast or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee and/or fiduciary.

12.	No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Enlivex any direct or indirect ownership or incidence of ownership of or with respect to any Bioblast Shares or New Bioblast Shares. All rights, ownership and economic benefits of and relating to the Bioblast Shares and, if any, New Bioblast Shares shall remain vested in and belong to Bioblast Shareholder, and Enlivex does not have authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of Bioblast or exercise any power or authority to direct Bioblast Shareholder in the voting of any of the Bioblast Shares and New Bioblast Shares, except as otherwise provided herein.

13.	Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, nothing set forth in this Section 13 or elsewhere in this Agreement shall relieve either party hereto from any liability, or otherwise limit the liability of either party from any liability, for any breach of any obligation or other provision contained in this Agreement or for any acts of bad faith, in each case that occurred or were taken prior to the Expiration Date.

14.	Agreement to Support; Further Assurances; Appointment of Attorney-in-Fact. Bioblast Shareholder agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary under applicable laws to consummate the Merger and the other transactions or actions contemplated under the Merger Agreement on the terms and subject to the conditions set forth therein. Without limiting the generality of the foregoing, Bioblast Shareholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further agreements, consents, documents and other instruments as Enlivex may reasonably request for the purpose of consummating or making effective the Merger or any of the other transactions or actions contemplated under the Merger Agreement or this Agreement.

15.	Disclosure. Bioblast Shareholder hereby agrees that Enlivex or Bioblast may publish and disclose in the Proxy Statement, any prospectus filed with any regulatory authority in connection with the Merger and any related documents filed with such regulatory authority and as otherwise required by Law, such Bioblast Shareholder’s identity and ownership of Bioblast Shares and the nature of such Bioblast Shareholder’s commitments, arrangements and understandings under this Agreement and may further file this Agreement as an exhibit to the Proxy Statement or prospectus or in any other filing made by Enlivex or Bioblast as required by Law or the terms of the Merger Agreement, including with the SEC, NASDAQ, or any other regulatory authority, relating to the Merger.

5

16.	Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) or by facsimile transmission (providing confirmation of transmission) to Enlivex in accordance with Section 9.02 of the Merger Agreement and to Bioblast Shareholder at its address set forth on Schedule 1 attached hereto (or at such other address for a party as shall be specified by like notice).

17.	Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

18.	Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other parties hereto, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such party without the other party’s prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

19.	No Waivers. No waivers of any breach of this Agreement extended by Enlivex to Bioblast Shareholder shall be construed as a waiver of any rights or remedies of Bioblast with respect to any other shareholder of Bioblast who has executed an agreement substantially in the form of this Agreement with respect to Bioblast Shares or New Bioblast Shares held or subsequently held by such shareholder or with respect to any subsequent breach of Bioblast Shareholder or any other such shareholder of Bioblast. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

20.	Applicable Law; Jurisdiction. This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the Laws of the State of Israel, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the Laws of any other jurisdiction. Each of the parties hereto: (i) agrees that any actions or proceedings arising in connection with any dispute, controversy or claim arising under, relating to or in connection with this Agreement or the transactions contemplated hereby (including any dispute or controversy regarding the existence, validity, enforceability or breach of this Agreement), whether in contract, in tort or otherwise, shall be brought, tried and determined only in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets to the jurisdiction of any court located in Tel Aviv-Jaffa, Israel in the event of any such action or proceeding; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (v) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of the parties hereto agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

6

21.	[Intentionally Omitted].

22.	No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Merger Agreement is executed by all parties thereto, and (b) this Agreement is executed by all parties hereto.

23.	Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties by facsimile or electronic transmission via “.pdf” shall be sufficient to bind the parties to the terms and conditions of this Agreement.

24.	Amendment. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto.

25.	Construction.

(a)	For purposes of this Agreement, whenever the context requires, the singular number shall include the plural, and vice versa.

(b)	The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)	As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)	Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(e)	The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Remainder of Page has Intentionally Been Left Blank]

7

EXECUTED as of the date first above written.

ENLIVEX THERAPEUTICS LTD.

By:
Name: Shai Novik
Title: Executive Chairman

[Signature Page to Bioblast Shareholder Voting Agreement]

[______________________________]

By:
Name:
Title:

[Signature Page to Bioblast Shareholder Voting Agreement]

SCHEDULE 1

#	Name and Address of Bioblast Shareholder	Bioblast Shares	Bioblast Options	Other Rights

1.

Exhibit B to Merger agreement

Amended And Restated ARTICLES OF ASSOCIATION

OF

Enlivex Therapeutics Ltd.

1.	Company Name

The name of the Company is

In English: Enlivex Therapeutics Ltd.

In Hebrew: אנלייבקס תרפויטיקס בע"מ (the “Company”).

2.	Purpose

The purpose of the Company is to engage in any lawful act or activity for which companies may be organized under the Israeli Companies Law, 1999 (the “Companies Law”).

The Company may also make contributions of reasonable sums to worthy purposes even if such contributions are not made on the basis of business considerations.

3.	Interpretation

(a)       Unless the subject or the context otherwise requires: (i) words and expressions defined in the Companies Law in force on the date when these Articles or any amendment thereto, as the case may be, first became effective shall have the same meanings herein; (ii) words and expressions importing the singular shall include the plural and vice versa; (iii) words and expressions importing the masculine gender shall include the feminine gender; and (iv) words and expressions importing persons shall include bodies corporate.

(b)       The captions in these Articles are for convenience only and shall not be deemed a part hereof or affect the construction of any provision hereof.

(c)       The specific provisions of these Articles shall supersede the provisions of the Companies Law to the extent permitted under the Companies Law. With respect to any matter that is not specifically addressed in these Articles, the provisions of the Companies Law shall govern.

4.	Private Company

The Company is a private company, and accordingly:

(a)       The number of shareholders of the Company (exclusive of persons who are in the employment of the Company and of persons who having been formerly in the employment of the Company who were, while in such employment, and have continued after termination of such employment to be, shareholders of the Company), shall not exceed fifty (50), but where two or more persons jointly own one or more shares in the Company, they shall, for the purposes of this Article, be treated as a single shareholder;

(b)       Any invitation to the public to subscribe for any shares or debentures of the Company is prohibited; and

(c)       The right to transfer shares in the Company shall be restricted as hereinafter provided.

5.	Limitation of Liability

The liability of each shareholder for the Company’s obligations is limited to the unpaid sum, if any, owing to the Company in consideration for the issuance of the shares held by such shareholder.

SHARE CAPITAL

6.	Authorized Share Capital

The share capital of the Company is NIS 4,470,000 divided into 447,000,000 Ordinary Shares, having a nominal value of NIS 0.01 each (collectively the “Shares”).

7.	The Shares

The Shares of the Company confer on the holders thereof equal voting rights, rights to receive dividends, rights to receive a distribution of assets upon liquidation and certain other rights all as are specified in these Articles

8.	Increase of Share Capital

The Company may, from time to time, increase its share capital by the creation of new shares. Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as the resolution approving the creation of such shares shall provide. Except to the extent otherwise provided in the resolution creating such new shares, such new shares shall be subject to all the provisions applicable to the shares of the original capital.

9.	Special Rights; Modifications of Rights

(a)       The Company may, from time to time, provide for shares with such preferred or deferred rights or rights of redemption or other special rights and/or such restrictions, whether in regard to dividends, voting, repayment of share capital or otherwise, as may be stipulated in the resolution pursuant to which such shares are created.

(b)           (i)         The rights attached to the Shares, unless otherwise provided by these Articles, may be modified or abrogated by the Company, subject to the consent in writing of the holders of a majority of the issued shares of such class or the sanction of a resolution passed by majority at a separate General Meeting of the holders of the shares of such class.

(ii)       The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate General Meeting of the holders of the shares of a particular class; provided, however, that the requisite quorum at any such separate General Meeting shall be one or more shareholders present in person or proxy and holding not less than twenty-five per cent (25%) of the issued shares of such class.

2

(iii)       Unless otherwise provided by these Articles, the enlargement of an existing class of shares, or the issuance of additional shares thereof, or the creation of a new class of shares identical to an existing class of shares in all respects shall not be deemed, for purposes of this Article 9(b), to modify or abrogate the rights attached to the previously issued shares of such class or of any other class.

10.	Consolidation, Subdivision, Cancellation and Reduction of Share Capital

(a)       The Company may, from time to time, (subject, however, to the provisions of Article 9(b) hereof and to applicable law):

(i)       consolidate and divide all or any of its issued or unissued share capital into shares of larger nominal value than its existing shares;

(ii)       subdivide its shares (issued or unissued) or any of them, into shares of smaller nominal value than is fixed by these Articles (subject, however, to the provisions of the Companies Law), and the resolution whereby any share is subdivided may determine that, as among the holders of the shares resulting from such subdivision, one or more of the shares may, as compared with the others, have any such preferred or deferred rights or rights of redemption or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares;

(iii)       cancel any shares which, at the date of the adoption of such resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled; or

(iv)       reduce its share capital in any manner, and with and subject to any incident authorized, and consent required, by law.

(b)       With respect to any consolidation of issued shares into shares of larger nominal value, and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, including, inter alia, resort to one or more of the following actions:

(i)       determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into each share of larger nominal value;

(ii)       allot, in contemplation of or subsequent to such consolidation or other action, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iii)       redeem, in the case of redeemable shares, and subject to applicable law, such shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iv)       cause the transfer of fractional shares by certain shareholders of the Company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees to pay the transferors the fair value of fractional shares so transferred, and the Board of Directors is hereby authorized to act as agent for the transferors and transferees with power of substitution for purposes of implementing the provisions of this sub-Article 10(b)(iv).

3

SHARES

11.	Issuance of Share Certificates; Replacement of Lost Certificates

(a)       Share certificates shall be issued under the rubber stamp of the Company and shall bear the signature of a Director or of any other person or persons authorized thereto by the Board of Directors.

(b)       Each shareholder shall be entitled to one numbered certificate for all the shares registered in his name, and if the Board of Directors so approves, to several certificates, each for one or more of such shares.

(c)       A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Share Register in respect of such co-ownership.

(d)       If a share certificate is defaced, lost or destroyed, it may be replaced, upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors may think fit.

12.	Registered Holder

Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of any share as the absolute owner thereof, and, accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be bound to recognize any equitable or other claim to, or interest in such share on the part of any other person.

13.	Allotment of Shares

The shares shall be under the control of the Board of Directors, who shall have the power to allot shares or otherwise dispose of them to such persons, on such terms and conditions, and at such times, as the Board of Directors may think fit, and the power to give to any person the option to acquire from the Company any shares, during such time and for such consideration as the Board of Directors may think fit

14.	Payment in Installments

If by the terms of allotment of any share, the whole or any part of the price thereof shall be payable in installments, every such installment shall, when due, be paid to the Company by the then registered holder(s) of the share of the person(s) entitled thereto.

15.	Calls on Shares

(a)       The Board of Directors may, from time to time, make such calls as it may think appropriate upon shareholders in respect of any sum unpaid in respect of shares held by such shareholders which is not, by the terms of allotment thereof or otherwise, payable at a fixed time, and each shareholder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments), to the person(s) and at the time(s) and place(s) designated by the Board of Directors, as any such time(s) may be thereafter extended and/or such person(s) or place(s) changed. Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all shares in respect of which such call was made.

4

(b)       Notice of any call shall be given in writing to the shareholder(s) in question not less than fourteen (14) days prior to the time of payment, specifying the time and place of payment, and designating the person to whom such payment shall be made; provided, however, that before the time for any such payment, the Board of Directors may, by notice in writing to such shareholder(s), revoke such call in whole or in part, extend such time, or alter such person and/or place. In the event of a call payable in installments, only one notice thereof need be given.

(c)       If, by the terms of allotment of any share or otherwise, any amount is made payable at any fixed time, every such amount shall be payable at such time as if it were a call duly made by the Board of Directors and of which due notice had been given, and all the provisions herein contained with respect to such calls shall apply to each such amount.

(d)       The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof and all interest payable thereon.

(e)       Any amount unpaid in respect of a call shall bear interest from the date on which it is payable until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel), and at such time(s) as the Board of Directors may prescribe.

(f)       Upon the allotment of shares, the Board of Directors may provide for differences among the allottees of such shares as to the amount of calls and/or the times of payment thereof.

16.	Prepayment

With the approval of the Board of Directors, any shareholder may pay to the Company any amount not yet payable in respect of such shareholder’s shares, and the Board of Directors may approve the payment of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board of Directors. The Board of Directors may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty. Nothing in this Article 16 shall derogate from the right of the Board of Directors to make any call before or after receipt by the Company of any such advance.

17.	Forfeiture and Surrender

(a)       If any shareholder fails to pay any amount payable in respect of a call, or interest thereon as provided for herein, on or before the day fixed for payment of the same, the Company, by resolution of the Board of Directors, may at any time thereafter, so long as the said amount or interest remains unpaid, forfeit all or any of the shares in respect of which said call had been made. Any expense incurred by the Company in attempting to collect any such amount or interest, including, inter alia, attorneys’ fees and costs of suit, shall be added to, and shall, for all purposes (including the accrual of interest thereon), constitute a part of the amount payable to the Company in respect of such call.

(b)       Upon the adoption of a resolution of forfeiture, the Board of Directors shall cause notice thereof to be given to such shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable within a period stipulated in the notice (which period shall not be less than fourteen (14) days and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to the expiration of such period, the Board of Directors may nullify such resolution of forfeiture, but no such nullification shall stop the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

5

(c)       Whenever shares are forfeited as herein provided, all dividends theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

(d)       The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share.

(e)       Any share forfeited or surrendered as provided herein shall become the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re-allotted or otherwise disposed of as the Board of Directors thinks fit.

(f)       Any shareholder whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 15(e) above, and the Board of Directors, in its discretion, may enforce the payment of such moneys, or any part thereof, but shall not be under any obligation to do so. In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing by the shareholder in question (but not yet due) in respect of all shares owned by such shareholder, solely or jointly with another, and in respect of any other matter or transaction whatsoever.

(g)       The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-allotted or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it thinks fit, but no such nullification shall stop the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 17.

18.	Lien

(a)       Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each shareholder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for such shareholders debts, liabilities and engagements arising from any cause whatsoever, solely or jointly with another, to or with the Company, whether the period for the payment, fulfillment or discharge thereof shall have actually arrived or not. Such lien shall extend to all dividends from time to time declared in respect of such share. Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

(b)       The Board of Directors may cause the Company to sell any shares subject to such lien when any such debt, liability or engagement has matured, in such manner as the Board of Directors may think fit, but no such sale shall be made unless such debt, liability or engagement has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such shareholder, or such shareholder’s executors or administrators.

6

(c)       The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or toward satisfaction of the debts, liabilities or engagements of such shareholder (whether or not the same have matured), or any specific part of the same (as the Company may determine), and the residue (if any) shall be paid to the shareholder, such shareholder’s executors, administrators or assigns.

19.	Sale after Forfeiture or Surrender or in Enforcement of Lien

Upon any sale of shares after forfeiture or surrender or for enforcing a lien, the Board of Directors may appoint some person to execute an instrument of transfer of the shares so sold and cause the purchaser’s name to be entered in the Share Register in respect of such shares, and the purchaser shall not be bound to see to the regularity of the proceedings, or to the application of the purchase money, and after such purchaser’s name has been entered in the Share Register in respect of such shares, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

20.	Redeemable Shares

The Board of Directors may, subject to the provisions of the Companies Law, issue redeemable shares and redeem the same.

TRANSFER OF SHARES

21.	Effectiveness and Registration

(a)       No transfer of shares in the Company, and no assignment of an option to acquire such shares from the Company, shall be effective unless the transfer or assignment has been approved by the Board of Directors, but the Board of Directors shall not withhold its approval of any such transfer or assignment made in accordance with this Article 21, unless the transferee is a competitor of the Company.

(b)       No transfer of shares shall be registered unless a proper instrument of transfer (in form and substance satisfactory to the Board of Directors) has been submitted to the Company, together with the share certificate(s) and such other evidence of title as the Board of Directors may reasonably require. Until the transferee has been registered in the Share Register in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof. The Board of Directors, may, from time to time, prescribe a reasonable fee for the registration of a transfer.

TRANSMISSION OF SHARES

22.	Decedents’ Shares

(a)       In case of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 22(b) have been effectively invoked.

(b)       Any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors may reasonably deem sufficient that he sustains the character in respect of which he proposes to act under this Article or of his title), shall be registered as a shareholder in respect of such share subject to the regulations as to transfer herein contained.

7

23.	Receivers and Liquidators

(a)       The Company may recognize the receiver or liquidator of any corporate shareholder in winding-up or dissolution, or the receiver or trustee in bankruptcy of any shareholder, as being entitled to the shares registered in the name of such shareholder unless and until the provisions of Article 23(b) have been effectively invoked.

(b)       The receiver or liquidator of a corporate shareholder in winding-up or dissolution, or the receiver or trustee in bankruptcy of any shareholder, upon producing such evidence as the Board of Directors may deem sufficient that he sustains the character in respect of which he proposes to act under this Article or of his title, shall with the consent of the Board of Directors (which the Board of Directors may grant or refuse in its absolute discretion), be registered as a shareholder in respect of such shares, subject to the regulations as to transfer herein contained.

GENERAL MEETINGS

24.	Annual General Meeting

The Company shall not hold Annual General Meetings unless required for the appointment of an Auditor. The Company shall send its Annual Financial Statements to its shareholders once in every calendar year (within a period of not more than fifteen (15) months after the last Annual Financial Statements were sent).

25.	Extraordinary General Meetings

(a)       All General Meetings other than Annual General Meetings shall be called “Extraordinary General Meetings”.

(b)       The Board of Directors may, whenever it thinks fit, convene an Extraordinary General Meeting at such time and place, within or without the State of Israel, as may be determined by the Board of Directors, and shall be obligated to do so upon requisition in writing in accordance with Sections 63 or 64 of the Companies Law.

26.	Notice of General Meetings; Omission to Give Notice

(a)       Not less than five (5) days’ prior notice shall be given of every General Meeting. Each such notice shall specify the place and the day and hour of the meeting and the general nature of each item to be acted upon thereat. Notice shall be given to all shareholders who would be entitled to attend and vote at such meeting, if it were held on the date when such notice is issued. Anything herein to the contrary notwithstanding, with the consent of all shareholders entitled to vote thereon, a resolution may be proposed and passed at such meeting although a lesser notice than hereinabove prescribed has been given.

(b)       The accidental omission to give notice of a meeting to any shareholder, or the non-receipt of notice sent to such shareholder, shall not invalidate the proceedings at such meeting.

8

PROCEEDINGS AT GENERAL MEETINGS

27.	Quorum

(a)       A sole shareholder (not in default in payment of any sum referred to in Article 33(a) hereof), present in person or by proxy and holding shares conferring a majority of the voting power of the Company, shall constitute a quorum at General Meetings. No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the requisite quorum is present when the meeting proceeds to business. General Meetings may be held telephonically or by any other means of communication, provided that each shareholder participating in such meeting can hear all of the other shareholders participating in such meeting.

(b)       If within an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon requisition under Sections 63 or 64 of the Companies Law, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment. No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any one (1) shareholder (not in default as aforesaid) present in person or by proxy, shall constitute a quorum.

28.	Chairman

The Chairman, if any, of the Board of Directors shall preside as Chairman at every General Meeting of the Company. If there is no such Chairman, or if at any meeting such Chairman is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling to act as Chairman, the shareholders present shall choose someone of their number to be Chairman. The office of Chairman shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairman to vote as a shareholder or proxy of a shareholder if, in fact, he or she is also a shareholder or such proxy).

29.	Adoption of Resolutions at General Meetings

(a)       A Resolution shall be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon.

(b)       Every question submitted to a General Meeting shall be decided by a show of hands, but if a written ballot is demanded by any shareholder present in person or by proxy and entitled to vote at the meeting, the same shall be decided by such ballot. A written ballot may be demanded before the proposed resolution is voted upon or immediately after the declaration by the Chairman of the results of the vote by a show of hands. If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot. The demand for a written ballot may be withdrawn at any time before the same is conducted, in which event another shareholder may then demand such written ballot. The demand for a written ballot shall not prevent the continuance of the meeting for the transaction of business other than the question on which the written ballot has been demanded.

9

(c)       A declaration by the Chairman of the meeting that a resolution has been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minute book of the Company, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

30.	Resolutions in Writing

A resolution in writing signed by all shareholders of the Company then entitled to attend and vote at General Meetings or to which all such shareholders have given their written consent (by telephone, e-mail, facsimile, letter or otherwise) shall be deemed to have been unanimously adopted by a General Meeting duly convened and held.

31.	Power to Adjourn

(a)       The Chairman of a General Meeting at which a quorum is present may, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.

(b)       It shall not be necessary to give any notice of an adjournment, whether pursuant to Article 27(b) or Article 31(a), unless the meeting is adjourned for thirty (30) days or more in which event notice thereof shall be given in the manner required for the meeting as originally called.

32.	Voting Power

Subject to the provisions of Articles 33(a) and subject to any provision hereof conferring special rights as to voting, or restricting the right to vote, every shareholder shall have one vote for each share held by such shareholder of record, on every resolution, without regard to whether the vote hereon is conducted by a show of hands, by written ballot or by any other means.

33.	Voting Rights

(a)       No shareholder shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls and other sums then payable by such shareholder in respect of such shareholder’s shares in the Company have been paid.

(b)       A company or other corporate body being a shareholder of the Company may, by resolution of its directors or any other managing body thereof, authorize any person to be its representative at any meeting of the Company. Any person so authorized shall be entitled to exercise on behalf of such shareholder all the power that the latter could have exercised if it were an individual shareholder. Upon the request of the Chairman of the meeting, written evidence of such authorization (in form acceptable to the Chairman) shall be delivered to the Chairman.

(c)       Any shareholder entitled to vote may vote either personally or by proxy (who need not be a shareholder of the Company), or, if the shareholder is a company or other corporate body, by a representative authorized pursuant to Article 33(b).

10

(d)       If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s); and for this purpose seniority shall be determined by the order in which the names stand in the Share Register.

PROXIES

34.	Instrument of Appointment

(a)       The instrument appointing a proxy shall be in writing and shall be substantially in the following form:

“I _________________ (Name of Shareholder) of _______________________ (Address of Shareholder) being a shareholder of __________ Ltd. hereby appoint ________________________ (Name of Proxy) of _____________________________ (Address of Proxy) as my proxy to vote for me and on my behalf at the General Meeting of the Company to be held on the _____ day of ___________, 20__ and at any adjournment(s) thereof.

Signed this ______ day of ____________, 20__.

_________________________
(Signature of Appointer)”

or in any usual or common form or in such other form as may be approved by the Board of Directors, including a form which provides for a continuing proxy until the occurrence of such date or event as is specified in the proxy. It shall be duly signed by the appointer or his duly authorized attorney or, if such appointer is a company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s).

(b)       The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall either be delivered to the Company (at its Registered Office, or at its principal place of business or at the offices of its registrar and/or transfer agent or at such place as the Board of Directors may specify) before the time fixed for the meeting at which the person named in the instrument proposes to vote, or presented to the Chairman at such meeting.

35.	Effect of Death of Appointer or Revocation of Appointment

A vote cast pursuant to an instrument appointing a proxy shall be valid notwithstanding the previous death, liquidation or winding-up of the appointing shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the revocation of the appointment or the transfer of the share in respect of which the vote is cast, provided no written intimation of such death, liquidation, winding-up revocation or transfer shall have been received by the Company or by the Chairman of the meeting before such vote is cast and provided, further, that the appointing shareholder, if present in person at said meeting, may revoke the appointment by means of a writing, oral notification to the Chairman, or otherwise.

11

BOARD OF DIRECTORS

36.	Powers of Board of Directors

The Board of Directors shall determine the Company’s policies, oversee the activities of the Chief Executive Officer, and take such other actions as are described in Section 92 of the Companies Law. In the absence of a Chief Executive Officer, the Board of Directors shall manage the business of the Company. The authority conferred on the Board of Directors by this Article 36 shall be subject to the provisions of the Companies Law, of these Articles and any regulation or resolution consistent with these Articles adopted from time to time by the Company in General Meeting, provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such regulation or resolution had not been adopted.

37.	Exercise of Powers of Directors

(a)       A meeting of the Board of Directors at which a quorum is present shall be competent to exercise all the authorities, powers and discretions vested in or exercisable by the Board of Directors.

(b)       A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present when such resolution is put to a vote and voting thereon.

(c)       A resolution in writing signed by all Directors then in office and lawfully entitled to vote thereon (as conclusively determined by the Chairman of the Board of Directors) or to which all such Directors have given their written consent (by telephone, e-mail, facsimile, letter or otherwise) and which has been signed by the Chairman of the Board of Directors shall be deemed to have been unanimously adopted by a meeting of the Board of Directors duly convened and held.

38.	Delegation of Powers

(a)       Subject to Section 112 of the Companies Law, the Board of Directors may delegate any or all of its powers to committees, each consisting of two or more persons (all of whose members must be Directors), and it may from time to time revoke such delegation or alter the composition of any such committee. Any Committee so formed (in these Articles referred to as a “Committee of the Board of Directors”), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors. The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by any regulations adopted by the Board of Directors under this Article. Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall not be empowered to further delegate such powers.

(b)       Without derogating from the provisions of Article 52, the Board of Directors may, subject to the provisions of the Companies Law, from time to time appoint a Secretary to the Company, as well as officers, agents, employees and independent contractors, as the Board of Directors may think appropriate, and may terminate the service of any such person. The Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the terms and conditions of employment, of all such persons, and may require security in such cases and in such amounts as it thinks appropriate.

12

(c)       The Board of Directors may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purpose(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it thinks fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board of Directors may think fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

(d)       The Board of Directors may delegate the authority to determine compensation of Office Holders (“Nosei Misra”) or other employees of the Company, with the exception of compensation of Directors, to a committee of the Board; provided that the committee may only authorize compensation if the grant of such compensation is not an extraordinary transaction (“Iska Hariga”), as such term is defined in Section 1 of the Companies Law.

39.	Number of Directors

The Board of Directors of the Company shall consist of one (1) or more directors, as shall be determined by the Shareholders of the Company.

40.	Election, Appointment and Removal of Directors

(a)       The holders of a majority of the Shares shall be entitled to appoint, and at any time remove or replace any director of the Company (a “Director”).

(b)       Any appointment or removal of a director pursuant to this Article 40 shall be in writing and signed by or on behalf of the holders of a majority of the issued Shares and served on the Company at the registered office marked for the attention of the secretary or at a duly constituted meeting of the directors of the Company. Any such appointment or removal shall take effect as at the time of such lodgment or delivery or at such later time as shall be specified in such notice.

41.	Qualification of Directors

No person shall be disqualified to serve as a Director by reason of his not holding shares in the Company or by reason of his having served as a Director in the past.

42.	Continuing Directors in the Event of Vacancies

In the event of one or more vacancies in the Board of Directors, the continuing Directors may continue to act in every matter, and, pending the filling of any vacancy pursuant to the provisions of Article 40, may temporarily fill any such vacancy; provided, however, that if they number less than a majority of the number of members of the Board of Directors, they may only act in an emergency, and may call a General Meeting of the Company for the purpose of electing Directors to fill any or all vacancies, so that at least a majority of the number of Directors provided for pursuant to Article 38 hereof are in office as a result of said meeting.

13

43.	Vacation of Office

(a)       The office of a Director shall be vacated by the Director’s written resignation. Such resignation shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later.

(b)       The office of a Director shall be vacated, ipso facto, upon the occurrence of any of the following: (i) such Director’s death, (ii) such Director is convicted of a crime as described in Section 232 of the Companies Law, (iii) such Director is removed by a court of law in accordance with Section 233 or the Companies Law, (iv) such Director becomes legally incompetent, (v) if such Director an individual, such Director is declared bankrupt, or (vi) if such Director is a corporate entity, upon its winding-up liquidation, whether voluntary or involuntary.

44.	Remuneration of Directors

No Director shall be paid any remuneration by the Company for such Director’s services as a member of the Board of Directors, unless such remuneration has been approved pursuant to the provisions of the Companies Law.

45.	Conflict of Interests

Subject to the provisions of the Companies Law, the Company may enter into any contract or otherwise transact any business with any Director in which contract or business such Director has a personal interest, directly or indirectly; and may enter into any contract of otherwise transact any business with any third party in which contract or business a Director has a personal interest, directly or indirectly.

46.	Alternate Directors

(a)       A Director may, by written notice to the Company, appoint an alternate for himself (in these Articles referred to as “Alternate Director”), remove such Alternate Director and appoint another Alternate Director in place of any Alternate Director appointed by him whose office has been vacated for any reason whatsoever. Unless the appointing Director, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board of Directors, or otherwise restricts its scope, the appointment shall be for an indefinite period, and for all purposes.

(b)       Any notice given to the Company pursuant to Article 46(a) shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later.

(c)       An Alternate Director shall have all the rights and obligations of the Director who appointed him, provided, however, that he may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides), and provided further that an Alternate Director shall have no standing at any meeting of the Board of Directors or any committee thereof while the Director who appointed him is present.

(d)       Any natural person may act as an Alternate Director. One person may not act as Alternate Director for more than one Director.

14

(e)       An Alternate Director shall alone be responsible for his own acts and defaults.

(f)       The office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 43, and such office shall ipso facto be vacated if the Director who appointed such Alternate Director ceases to be a Director.

PROCEEDINGS OF THE BOARD OF DIRECTORS

47.	Meetings

(a)       The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Directors think fit. Meetings of the Board of Directors may be held telephonically or by any other means of communication provided that each Director participating in such meeting can hear all of the other Directors participating in such meeting.

(b)       The Chairman of the Board of Directors, and in the absence of a Chairman, any Director, may, convene a meeting of the Board of Directors, but not less than five (5) days’ written notice shall be given of any meeting, unless such notice is waived in writing by all of the Directors as to a particular meeting.

(c)       Upon the receipt of a written request under any of the following circumstances, the Chairman of the Board of Directors shall, and in the absence of a Chairman, any Director receiving such written request shall, convene a meeting of the Board of Directors, but not less than five (5) days’ written notice shall be given of any meeting, unless such notice is waived in writing by all of the Directors as to a particular meeting:

(i)       upon the receipt of a written request from any of the Directors;

(ii)       upon the receipt of any written request from the Chief Executive Officer of the Company requesting an action of the Board of Directors; or

(iii)       upon the receipt of a written request from the Accountant Controller of the Company regarding material flaws in the oversight of the Company’s internal accounting methods.

48.	Quorum

(a)       Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence, in person or represented by an Alternate Director, of a majority of the Directors then in office who are lawfully entitled to participate in the meeting (as conclusively determined by Chairman of the Board of Directors).

(b)       If within an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to such time, date and place as the Chairman may determine, provided that not less than two (2) days’ written notice shall have been provided to each of the Directors of such meeting. No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any one (1) member present in person or represented by an Alternate Director shall constitute a quorum.

15

49.	Chairman of the Board of Directors

The Board of Directors may from time to time elect one of its members to be the Chairman of the Board of Directors, remove such Chairman from office and appoint another in its place. The Chairman of the Board of Directors shall preside at every meeting of the Board of Directors (but shall not have a casting vote). If there is no such Chairman, or if at any meeting he is not present within fifteen (15) minutes of the time fixes for the meeting, or if the appointed Chairman is unwilling to take the chair, the Directors present shall choose one of their number to be the chairman of such meeting.

50.	Validity of Acts Despite Defects

Subject to the provisions of the Companies Law, all acts done bona fide at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meetings or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

50A.	Voting and Adoption of Resolutions

(a)       Each Director shall have 1 (one) vote.

(b)       Subject to the provisions of these Articles, including the provisions of Article 50, a resolution proposed at any meeting of the Board shall be adopted if approved by a simple majority of the Directors present when such resolution is put to a vote and voting thereon.

(c)       The Board may adopt resolutions without convening an actual meeting of the Board, provided that all Directors entitled to participate in the meeting and to vote on the issue brought for resolution have agreed not to convene for discussion on such issue. A resolution in writing signed by all Directors then in office and lawfully entitled to vote thereon (as conclusively determined by the Chairman of the Board) or to which all such Directors have given their written consent (by letter, telegram, telex, facsimile, e-mail or other manner of written communication) shall be deemed to have been unanimously adopted by a meeting of the Board duly convened and held. Any such resolution may consist of several signed counterparts of like form.

MINUTES

51.	Minutes

(a)       Minutes of each General Meeting and of each meeting of the Board of Directors (or any committee thereof) shall be recorded and duly entered in books provided for that purpose. Such minutes shall, in all events, set forth the names of the persons present at the meeting and all resolutions adopted thereat.

(b)       Any minutes as aforesaid, if purporting to be signed by the chairman of the meeting or by the chairman of the next succeeding meeting, shall constitute prima facie evidence of the matters recorded therein.

16

Chief Executive officer

52.	Chief Executive Officer

(a)       The Board of Directors may from time to time appoint one or more persons, whether or not Directors, as Chief Executive Officers(s) of the Company and may confer upon such person(s), and from time to time modify or revoke, such title(s) (including General Manager, Managing Director, Director General or any similar or dissimilar title). The appointment of the Chief Executive Officer(s) may be either for a fixed term or without any limitation of time. The Board of Directors may from time to time remove or dismiss the Chief Executive Officer(s) from office and appoint another or others in the Chief Executive Officer(s)’s place.

(b)       The Chief Executive Officer(s) shall manage the business of the Company, subject to the policies established by the Board of Directors, such limitations and restrictions as are set forth in these Articles or as the Board of Directors may from time to time prescribe, and the provisions of the Companies Law.

(c)        The Board of Directors may from time to time determine the Chief Executive Officer(s) salary and other terms and conditions of the Chief Executive Officer’s employment, subject to the provisions of the Companies Law.

(d)       Subject to the provisions of the Companies Law, the Chief Executive Officer of the Company may appoint additional Officer Holders (as such term is defined in the Companies Law) of the Company (other than Directors and Chief Executive Officers), and determine the duties and powers of such Office Holders, and the terms and conditions of such Office Holders’ employment. The Chief Executive Officer shall notify the Board of Directors of each such appointment at the first meeting of the Board of Directors following such appointment.

INDEMNIFICATION AND INSURANCE

53.	Subject to the provisions of the Companies Law, including the receipt of all approvals as required therein or under any applicable law:

(a)       Exemption from Duty of Care.  The Board of Directors may resolve in advance to exempt an Office Holder (as such term is defined in the Companies Law) from all or part of such Office Holder’s responsibility or liability for damages caused to the Company due to any breach of such Office Holder’s duty of care towards the Company, except in connection with damages caused to the Company due to any breach of such Office Holder’s duty of care towards the company in a “distribution” (as defined in the Companies Law).

(b)       Indemnification. The Company may (i) undertake in advance to indemnify any Office Holder (as such term is defined in the Companies Law) to the fullest extent permitted by the Companies Law at the time that such undertaking is given; and (ii) retroactively indemnify an Office Holder to the fullest extent permitted by the Companies Law at the time that such indemnification is provided.

17

(c)       Insurance. The Company may enter into an agreement to insure an Office Holder for any liability that may be imposed on such Office Holder in connection with an act performed by such Officer Holder in such Office Holder’s capacity as an Officer Holder of the Company, to the fullest extent permitted by the Companies Law at the time that such insurance is obtained.

54.	Changes to the Law.

In the event of any change after the date of adoption these Articles in any applicable law, statute or rule which expands the right of an Israeli company to indemnify an Office Holder, these Articles shall automatically be deemed to enable the Company to so expand the scope of indemnification that the Company is able to provide.

55.	No Limitations.

The provisions of Article 53 above are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification (i) in connection with an observer attending meetings of the board of directors and/or any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder, and/or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under applicable law; provided that the procurement of any such insurance and/or the provision of any such indemnification shall be approved in accordance with the Companies Law.

RIGHTS OF SIGNATURE and RUBBER STAMP

56.	Rights of Signature and Rubber Stamp

(a)       The Board of Directors shall be entitled to authorize any person or persons (who need not be Directors) to act and sign on behalf of the Company, and the acts and signature of such person(s) on behalf of the Company, together with the Company’s rubber stamp or the Company’s name in print or handwriting, shall bind the Company insofar as such person(s) acted and signed within the scope of such person’s authority.

(b)       The Company shall have at least one official rubber stamp.

DIVIDENDS

57.	Declaration of Dividends

Subject to the provisions of the Companies Law, the Board of Directors may from time to time declare, and cause the Company to pay, such interim dividend as may appear to the Board of Directors to be justified by the profits of the Company. The final dividend in respect of any fiscal period shall be proposed by the Board of Directors and shall be payable only after the same has been approved by Ordinary Resolution of the shareholders of the Company. Such resolution may provide to for the payment of a final dividend of an amount less than that proposed by the Board of Directors for the payment of such final dividend, but no such resolution shall provide for the payment of an amount exceeding that proposed by the Board of Directors for the payment of such final dividend, and no such resolution or any failure to approve a final dividend shall affect any interim dividend theretofore declared and paid. The Board of Directors shall determine the time for payment of such dividends, both interim and final, and the record date for determining the shareholders entitled thereto.

18

58.	Amount Payable by Way of Dividends

Subject to the rights of the holders of shares with special rights as to dividends, any dividend paid by the Company shall be allocated among the shareholders entitled thereto in proportion to the nominal value of their respective holdings of the shares in respect of which such dividend is being paid.

59.	Payment in Specie

Upon the recommendation of the Board of Directors approved by Ordinary Resolution of the Company, a dividend may be paid, wholly or partly, by the distribution of specific assets of the Company or by distribution of paid up shares, debentures or debenture stock of the Company or of any other companies, or in any one or more of such ways.

60.	Implementation of Powers under Articles 58 and 59

For the purpose of giving full effect to any resolution under Articles 58 or 59 the Board of Directors may settle any difficulty which may arise in regard to the distribution as it thinks expedient, and, in particular, may issue fractional certificates, and may determine the value for distribution of any specific assets, and may determine that cash payments shall be made to any shareholders upon the footing of the value so fixed, or that fractions of less value than the nominal value of one share may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board of Directors.

61.	Deductions from Dividends

The Board of Directors may deduct from any dividend or other moneys payable to any shareholder in respect of a share any and all sums of money then payable by such shareholder to the Company on account of calls or otherwise in respect of shares of the Company and/or on account of any other matter or transaction whatsoever.

62.	Retention of Dividends

(a)       The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share on which the Company has a lien, and may apply the same in or toward satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

(b)       The Board of Directors may retain any dividend or other moneys payable or property distributable in respect of a share in respect of which any person is, under Articles 21 or 22 entitled to become a shareholder, or which any person is, under said Articles, entitled to transfer, until such person shall become a shareholder in respect of such share or shall transfer the same.

63.	Unclaimed Dividends

All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by the Board of Directors for the benefit of the Company until claimed. The payment by the Directors of any unclaimed dividend or such other moneys into a separate account shall not constitute the Company a trustee in respect thereof, and any dividend unclaimed after a period of three (3) years from the date of declaration of such dividend, and any such other moneys unclaimed after a like period from the date the same were payable, shall be forfeited and shall revert to the Company; provided, however, that the Board of Directors may, at its discretion, cause the Company to pay any such dividend or such other moneys, or any part thereof, to a person who would have been entitled thereto had the same not reverted to the Company.

19

64.	Mechanics of Payment

Any dividend or other moneys payable in cash in respect of a share may be paid by check sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to any one of such persons or to his bank account), or to such person and at such address as the person entitled thereto may be writing direct. Every such check shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check by the banker upon whom it is drawn shall be a good discharge to the Company. Every such check shall be sent at the risk of the person entitled to the money represented thereby.

65.	Receipt from a Joint Holder

If two or more persons are registered as joint holders of any share, or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable in respect of such share.

ACCOUNTS

66.	Books of Account

The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of the Companies Law and of any other applicable law. Such books of account shall be kept at the Registered Office of the Company, or at such other place or places as the Board of Directors may think appropriate, and they shall always be open to inspection by all Directors. No shareholder, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors or by Ordinary Resolution of the Company.

67.	Fiscal Year

The Company’s fiscal year shall end on December 31 of each calendar year.

68.	Audit

As soon as practicable after the end of each fiscal year of the Company, and in any event within six (6) months thereafter, the Company shall prepare a consolidated balance sheet of the Company, as at the end of such fiscal year, and a consolidated statement of income and a consolidated statement of cash flows of the Company, for such year, all prepared in accordance with generally accepted accounting principles consistently applied (the “Annual Financial Statements”). The Annual Financial Statements shall be audited for correctness by the Company’s auditor and shall be approved and signed by the Board of Directors.

69.	Auditors

(a)       The shareholders of the Company shall appoint an Auditor(s) of the Company at the Annual General Meeting. Such appointment shall be in force until the following Annual General Meeting, or for a longer period if so resolved at the Annual General Meeting, but in no event for a period of more than three fiscal years. The shareholders of the Company may remove the Auditor(s) at any time.

20

(b)       The appointment, authorities, rights and duties of the Auditor(s) of the Company shall be regulated by applicable law.

(c)       The Board of Directors shall determine the remuneration of the Auditor(s) and report to the shareholders on such remuneration at the Annual General Meeting.

NOTICES

70.	Notices

(a)       Any written notice or other document may be served by the Company upon any shareholder either personally or by sending it by prepaid registered mail (airmail if sent to a place outside Israel) addressed to such shareholder at such shareholder’s address as described in the Share Register or such other address as such shareholder may have designated in writing for the receipt of notices and other documents. Any written notice or other document may be served by any shareholder upon the Company by tendering the same in person to the Secretary or the Chief Executive Officer of the Company at the principal office of the Company or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at its Registered Address. Any such notice or other document shall be deemed to have been served two (2) business days after it has been posted (five (5) business days if sent to a place not located on the same continent as the place from where it was posted), or when actually received by the addressee if sooner than two (2) days or five (5) days, as the case may be, after it has been posted, or when actually tendered in person, to such shareholder (or to the Secretary or the Chief Executive Officer); provided, however, that notice may be sent by e-mail, facsimile or other electronic means and confirmed by registered mail as aforesaid, and such notice shall be deemed to have been given twenty-four (24) hours after such e-mail, facsimile or other electronic communication has been sent or when actually received by such shareholder (or by the Company), whichever is earlier. If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served, when received, notwithstanding that it was defectively addressed or failed, in some respect, to comply with the provisions of this Article 70(a).

(b)       All notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Share Register, and any notice so given shall be sufficient notice to the holders of such share.

(c)       Any shareholder whose address is not described in the Share Register, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company.

WINDING UP

71.	Winding Up

If the Company be wound up on liquidation or dissolution, then, subject to applicable law, all the assets of the Company available for distribution among the shareholders shall be distributed among the holders of the Ordinary Shares in proportion to the respective percentage holdings of all of the Ordinary Shares.

21

72.	Deemed Winding Up

For purposes of Article 71, in addition to any liquidation, dissolution, or winding up of the Company under applicable law, the Company shall be deemed to be wound up in the event of a consolidation, merger or reorganization of the Company with or into, or a sale of all or substantially all of the Company’s assets, or substantially all of the Company’s issued and outstanding share capital, to, any other company, or any other entity or person, other than a wholly-owned subsidiary of the Company.

* * * * *

22

Exhibit D to Merger Agreement

Lock-Up Agreement

[•], 201[8][9]

Ladies and Gentlemen:

The undersigned (the “Shareholder”) understands that: (i) Bioblast Pharma Ltd., a company formed under the laws of the State of Israel (“Bioblast” or “Parent”), has entered into an Agreement and Plan of Merger, dated as of November 15, 2018 (the “Merger Agreement”), with Enlivex Therapeutics Ltd., a company formed under the laws of the State of Israel (the “Company”) and Treblast Ltd., a company formed under the laws of the State of Israel (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”) and the separate corporate existence of Merger Sub will cease and the Company will continue as the surviving company; and (ii) in connection with the Merger, shareholders of the Company will receive Bioblast Ordinary Shares. Capitalized terms used but not otherwise defined in this letter agreement will have the meanings ascribed to such terms in the Merger Agreement. This letter agreement shall not be effective until the effective time of the Merger (the “Effective Time”).

As a material inducement to the willingness of each of Bioblast and the Company to enter into the Merger Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Shareholder hereby agrees that the Shareholder will not, subject to the exceptions set forth in this letter agreement, during the period commencing on the Effective Time and ending 180 days after the Closing Date (the “Restricted Period”), (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Bioblast Ordinary Shares, or any securities convertible into or exercisable or exchangeable for Bioblast Ordinary Shares, including without limitation, Bioblast Ordinary Shares or such other securities which may be deemed to be beneficially owned by the Shareholder in accordance with the rules and regulations of the Securities and Exchange Commission and securities of Bioblast which may be issued upon exercise of a stock option or warrant (collectively, the “Shareholder’s Shares”), or (b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Bioblast Ordinary Shares or such other securities, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of Bioblast Ordinary Shares or such other securities, in cash or otherwise, in each case other than (i) transfers of the Shareholder’s Shares as charitable gifts or donations, (ii) transfers or dispositions of the Shareholder’s Shares directly as a gift to a member of the Shareholder’s immediate family, or to any trust for the direct or indirect benefit of the Shareholder or the immediate family of the Shareholder, (iii) transfers or dispositions of the Shareholder’s Shares by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the Shareholder, (iv) transfers of the Shareholder’s Shares to shareholders, direct or indirect affiliates (within the meaning set forth in Rule 405 under the Securities Act of 1933, as amended), current or former partners (general or limited), members or managers of the Shareholder, as applicable, or to the estates of any such stockholders, affiliates, partners, members or managers, or to another corporation, partnership, limited liability company or other business entity that controls, is controlled by or is under common control with the Shareholder, (v) transfers that occur by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement, (vi) transfers or dispositions not involving a change in beneficial ownership, and (vii) if the Shareholder is a trust, transfers or dispositions to any beneficiary of the Shareholder or the estate of any such beneficiary; provided that, in each case, the transferee agrees in writing to be bound by the terms and conditions of this letter agreement and either the Shareholder or the transferee provides Bioblast with a copy of such agreement promptly upon consummation of any such transfer; and provided, further, that in each case, no filing by any party (donor, donee, transferor or transferee) under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than filings made in respect of involuntary transfers or dispositions or a filing on a Form 5 made after the expiration of the Restricted Period) and any such transfer or distribution shall not involve a disposition for value. For purposes of this letter agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

Notwithstanding the restrictions imposed by this letter agreement, the Shareholder may (a) exercise an option (including a net or cashless exercise of an option) to purchase Bioblast Ordinary Shares, and transfer Bioblast Ordinary Shares to Bioblast to cover tax obligations of the Shareholder in connection with any such option exercise, provided that the underlying Bioblast Ordinary Shares shall continue to be subject to the restrictions on transfer set forth in this letter agreement, (b) establish a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Bioblast Ordinary Shares, provided that such plan does not provide for any transfers of Bioblast Ordinary Shares during the Restricted Period, and (c) transfer or dispose of Bioblast Ordinary Shares acquired on the open market following the Effective Time; provided that, with respect to (a) above, any filing under the Exchange Act, if required, shall include a footnote disclosure explaining that such exercise and sale was to cover tax obligations of such Shareholder, and with respect to (b) above, no filing under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with the establishment of such a plan, provided that reasonable notice shall be provided to Bioblast prior to any such filing, and provided further that, for the avoidance of doubt, the underlying Bioblast Ordinary Shares shall continue to be subject to the restrictions on transfer set forth in this letter agreement).

[Notwithstanding anything to the contrary contained herein: (i) during the 90-day period commencing on the date hereof, the Shareholder may sell or otherwise transfer up to 25% of the Shareholder’s Shares (calculated as of the date hereof); and (ii) during the 90-day period commencing on the 91st day immediately following the date hereof, the Shareholder may sell or otherwise transfer up to 25% of the Shareholder’s Shares (calculated as of the date hereof); provided that in no event may the Shareholder sell or otherwise transfer, on any single day, a number of Shareholder’s Shares in excess of 5.0% of the then-current average daily trading volume of Bioblast Ordinary Shares.]1

An attempted transfer in violation of this letter agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this letter agreement, and will not be recorded on the stock transfer books of Bioblast. In order to ensure compliance with the restrictions referred to herein, the Shareholder agrees that Bioblast may issue appropriate “stop transfer” certificates or instructions. Bioblast may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents or instruments evidencing ownership of the Shareholder’s Shares:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The Shareholder hereby represents and warrants that the Shareholder has full power and authority to enter into this letter agreement. All authority conferred or agreed to be conferred and any obligations of the Shareholder under this letter agreement will be binding upon the successors, assigns, heirs or personal representatives of the Shareholder.

Upon the release of any of the Shareholder’s Shares from this letter agreement, Bioblast will cooperate with the Shareholder to facilitate the timely preparation and delivery of certificates representing the Shareholder’s Shares without the restrictive legend above or the withdrawal of any stop transfer instructions.

The Shareholder understands that each of Bioblast and the Company is relying upon this letter agreement in proceeding toward consummation of the Merger. The Shareholder also understands that other individuals or entities are executing similar Lock-Up Agreements in connection with the Merger Agreement (each, a “Similar Agreement”). The Shareholder is executing this letter in part in reliance on the Company’s representation that (a) no amendment or modification will be made in any Similar Agreement unless the Shareholder is offered the opportunity to have the same modification or amendment made to this letter agreement and (b) no other signatory to a Similar Agreement will be released from the obligations of the Similar Agreement without notice to the Shareholder. The Shareholder further understands that this letter agreement is irrevocable and is binding upon the Shareholder’s heirs, legal representatives, successors and assigns.

__________________

1 This paragraph to be included only in Dr. Dalia Megiddo’s agreement.

If the Merger Agreement is terminated in accordance with its terms, the Shareholder will be released from all obligations and liabilities under this letter agreement automatically and without notice or other action by any Person.

This letter agreement and any claim, controversy or dispute arising under or related to this letter agreement shall be governed by and construed in accordance with the laws of the State of Israel, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the laws of any other jurisdiction.

This letter agreement may be executed by facsimile or electronic (i.e., PDF) transmission, which is deemed an original.

[Remainder of page intentionally left blank; signature page follows.]

Very truly yours,

Print Name of Shareholder:

Signature (for individuals):

Signature (for entities):

By:

Name:

Title:

[Signature Page to Lock-Up Agreement]

Schedule I

Bioblast Shareholders Signing Voting Agreements

Pontifax Israel III L.P.

Pontifax Cayman III L.P.

Dr. Dalia Megiddo

Schedule II

Lock-Up Persons

Pontifax Israel III L.P.

Pontifax Cayman III L.P.

Dr. Dalia Megiddo

Schedule III

Knowledge Persons

Enlivex

Shai Novik

Shachar Shlosberger

Shmuel Hess

Bioblast

Dr. Dalia Megiddo

Oren Elmaliah

Schedule IV

Required Foreign Regulatory Approvals

Tax rulings from the ITA

Approval of the Merger by the Israeli Registrar of Companies

Annex B

EXECUTION VERSION

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of November 19, 2018 (this “Agreement”), is entered into by and among Bioblast Pharma Ltd., an Israeli company (the “Company,” or “Bioblast”), Enlivex Therapeutics Ltd., an Israeli company (“Enlivex”), Dr. Dalia Megiddo, as the Holders’ Representative (as defined herein), Computershare Inc., a Delaware corporation, as Rights Agent (the “Rights Agent”) and as initial CVR Registrar (as defined herein) and Altshuler Shaham Trusts Ltd. (“Altshuler” or the “Successor Holders’ Representative”).

RECITALS

WHEREAS, the Company, Enlivex and TreBlast Ltd., an Israeli company and wholly owned subsidiary of Bioblast (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated November 19, 2018 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Transaction Agreement”), pursuant to which Merger Sub will merge with and into Enlivex, with Enlivex surviving the merger as a wholly owned subsidiary of Bioblast (the “Merger”); and

WHEREAS, pursuant to the Transaction Agreement the Company, Enlivex and Merger Sub have agreed that the Company enter into this Agreement and issue one non-transferrable CVR with respect to each Ordinary Share as of the Record Date; and

WHEREAS, the Company has done all things necessary to make the CVRs, when issued in accordance with the Transaction Agreement and pursuant to this Agreement, the valid obligations of the Company.

NOW, THEREFORE, for and in consideration of the premises and the consummation of the transactions referred to above, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders, as follows:

Article I.
DEFINITIONS

Section 1.1. Definitions.

(a)          For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(i)          the terms defined in this Article I have the meanings assigned to them in this Article I, and include the plural as well as the singular;

(ii)         all accounting terms used herein and not expressly defined herein shall have the meanings assigned to such terms in accordance with United States generally accepted accounting principles (U.S. GAAP), as in effect on the date hereof;

(iii)        the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision;

(iv)        unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders and words denoting natural Persons shall include corporations, partnerships and other Persons and vice versa; and

(v)         all references to “including” shall be deemed to mean including without limitation.

(b)          Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Transaction Agreement. The following terms shall have the meanings ascribed to them as follows:

“Affiliate” means, with respect to any specified Person, any other Person who or which, directly or indirectly, controls, is controlled by, or is under common control with such specified Person, including, without limitation, any general partner, limited partner, member, officer, director or manager of such Person and any venture capital or private equity fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person. For purposes of this definition, the terms “controls,” “controlled by,” or “under common control with” means the possession, direct or indirect, of power to direct or cause the direction of management or policies (whether through ownership of voting securities, by contract or otherwise).

“Board” means the board of directors of the Company.

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to remain closed.

“Calendar Year” means the period beginning on the Effective Date and ending on December 31 of the year in which the Effective Date occurs, and, thereafter, January 1 through and including December 31 of each year.

“CVR Certificate” has the meaning set forth in Section 2.6(a).

“CVR Payment Amount” has the meaning set forth in Section 2.5(a).

“CVR Payment Date” has the meaning set forth in Section 2.6(b).

“CVR Register” has the meaning set forth in Section 2.3(c).

“CVR Registrar” has the meaning set forth in Section 2.3(c).

2

“CVR Year” means the period beginning on the Effective Date and ending on December 31 of the year in which the Effective Date occurs, and, thereafter, January 1 through and including the earlier of: (i) December 31 of each year; and (ii) the Termination Date.

“CVRs” means contingent value rights issued by Bioblast pursuant to the Transaction Agreement and this Agreement, pursuant to which the Holders are to receive contingent cash payments or other consideration pursuant to this Agreement, and each is referred to individually as a “CVR.”

“Effective Date” means the date on which the Effective Time occurs.

“Holder” means a Person in whose name a CVR is registered in the CVR Register.

“Holders’ Representative” means the representative of the Holders named in the preamble, until a successor Holders’ Representative shall have become such pursuant to the applicable provisions of this Agreement, and thereafter “Holders’ Representative” shall mean such successor Holders’ Representative.

“Last CVR Entitlement Date” means the last date on which an entitlement arises to receive consideration in accordance with this Agreement under any Trehalose Transaction Agreement.

“Majority of CVR Holders” means, as of any date, the Holders holding a majority of the outstanding CVRs as of such date; for this purpose, CVRs beneficially owned by the Company or by any Affiliate of the Company shall be considered as though not outstanding.

“Officer’s Certificate” means a certificate signed by the chief executive officer, president or chief financial officer of the applicable party in his or her capacity as such an officer, and delivered to the Rights Agent.

“Ordinary Shares” means the ordinary shares NIS 0.05 par value per share of the Company.

“Permitted Transfer” means a transfer of one or more CVRs (i) upon death of a Holder by will or intestacy, (ii) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee, or (iii) pursuant to a court order; provided that as a condition to any such transfer, in each case, any such transferee under clause (i), (ii) or (iii) shall take each such CVR subject to the terms and conditions of this Agreement and shall agree in a writing delivered to the Company and the Rights Agent (in the form required by the Rights Agent) to be bound hereby.

“Person” means any natural person, corporation, partnership, limited liability company, trust, estate, other firm or entity or governmental body.

“Program Termination Date” has the meaning set forth in Section 2.4(c).

3

“Rights Agent” means the Rights Agent named in the Preamble to this Agreement, until a successor Rights Agent shall have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

“Rights Agent Fees and Expenses” has the meaning set forth in Section 3.3(g).

“Surviving Person” has the meaning set forth in Section 6.3.

“Termination Date” has the meaning set forth in Section 8.1.

“Transaction Expenses” means the following to the extent incurred after the Effective Date, provided that any following item is substantiated with a receipt or other reasonable proof of payment: (i) all out of pocket accountable development and transaction costs, fees and expenses (including, without limitation, any broker fees, finder’s fees, advisory fees, accountant or attorney’s fees) incurred by Bioblast or any of its subsidiaries or Affiliates in connection with a Trehalose Transaction, (ii) any taxes incurred or paid by Bioblast or any of its subsidiaries or Affiliates in connection with Trehalose Transaction (including, without limitation, transfer or similar taxes imposed by any jurisdiction, (iii) all other out of pocket accountable expenses of Bioblast and any of its subsidiaries or affiliates directly relating to (a) any Trehalose Transaction, (b) the discharge of Bioblast’s obligations under this Agreement and any Trehalose Transaction Agreement and (c) actions taken by Bioblast under or in connection with any Trehalose Transaction Agreement, and (iv) any out of pocket accountable expense relating to the Company’s obligations under Section 3.3(f) (indemnification of Rights Agent), Section 3.3(g) (Rights Agent Fees and Expenses), Section 5.4 (Indemnification), Section 5.5 (Holders’ Representative Fees and Expenses), and Section 6.2 (Israeli Court Approval).

“Trehalose” means the Company’s investigational proprietary intravenous (IV) form of trehalose 90 mg/mL solution (trehalose), including the Company’s owned or licensed intellectual property related thereto (including such other intellectual property related thereto that the Company otherwise has the right to use), as it exists on the date hereof.

“Trehalose Transaction” has the meaning set forth in Section 2.4(a).

“Trehalose Transaction Agreement” has the meaning set forth in Section 2.4(c).

“Trehalose Transaction Term” has the meaning set forth in Section 2.4(a).

Article II.
CONTINGENT VALUE RIGHTS; TREHALOSE TRANSACTION

Section 2.1. Issuance of CVRs; Appointment of Rights Agent.

(a)          At the Effective Time, Bioblast shall issue to Holders one CVR for each Ordinary Share held of record by such Holder as of a date to be determined by the Board (the “Record Date”).

(b)          Bioblast hereby appoints the Rights Agent in accordance with the express terms and conditions of this Agreement, and the Rights Agent hereby accepts such appointment.

4

(c)          Distribution of any CVR Payment Amount to Holders shall be made in accordance with such Holder’s proportion of the aggregate outstanding CVRs as reflected in the CVR Register from time to time.

Section 2.2. Nontransferable.

The CVRs shall not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any attempted sale, assignment, transfer, pledge, encumbrance or disposition of any CVR or any right or interest therein, in whole or in part, in violation of this Section 2.2 shall be void ab initio and of no effect. The CVRs will not be listed on any quotation system or traded on any securities exchange.

Section 2.3. No Certificate; Registration; Registration of Transfer; Change of Address.

(a)          The CVRs shall be issued in book-entry form only and shall not be evidenced by a certificate or other instrument.

(b)          The Company shall furnish or cause to be furnished to the Rights Agent in such form as the Company receives from its transfer agent (or other agent performing similar services for the Company), and which is reasonably satisfactory to the Rights Agent, the names, addresses and numbers of Ordinary Shares held as of the Record Date of those Persons entitled to receive CVRs pursuant to this Agreement and the Transaction Agreement.

(c)          The Rights Agent shall keep a register (the “CVR Register”) for the registration of CVRs. The Rights Agent is hereby initially appointed as the CVR registrar and transfer agent (“CVR Registrar”) for the purpose of registering CVRs and transfers of CVRs as herein provided. Upon any change to the identity of the Rights Agent in accordance with the terms of this Agreement, the successor Rights Agent shall automatically also become the successor CVR Registrar.

(d)          Subject to the restriction on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument or instruments of transfer and accompanied by a signature guarantee and such other documentation as the Rights Agent or CVR Registrar may reasonably request, duly executed by the registered Holder or Holders thereof or by the duly appointed legal representative, personal representative or survivor of such Holder or Holders or by a duly authorized attorney-in-fact, setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written request and materials, the CVR Registrar shall, subject to its reasonable determination that the transfer instrument is in proper form, register the transfer of the CVRs in the CVR Register. All duly transferred CVRs registered in the CVR Register shall be the valid obligations of Bioblast, evidencing the same right and shall entitle the transferee to the same benefits and rights under this Agreement, as those previously held by the transferor. No transfer of a CVR shall be valid until registered in the CVR Register, and any transfer not duly registered in the CVR Register will be void ab initio. Any transfer or assignment of the CVRs shall be without charge (other than the cost of any transfer tax which shall be the sole responsibility of the transferor) to the Holder.

5

(e)          A Holder may make a written request to the CVR Registrar to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the CVR Registrar shall promptly record the change of address in the CVR Register.

Section 2.4. Trehalose Transaction; Program and CVR Termination.

(a)          During the period commencing on the Closing Date and ending on the one-year anniversary of the Closing Date (the “Trehalose Transaction Term”), the Company hereby authorizes the Holders’ Representative, and the Holders’ Representative hereby agrees to use its commercially reasonable efforts, to negotiate the terms of a transaction for the partnering, licensing or sale of all or any part of Trehalose to a third party for the purposes of the development of Trehalose (a “Trehalose Transaction”). The Holders’ Representative shall be solely responsible for all matters and actions in respect of any Trehalose Transaction, including, without limitation, identifying appropriate third parties, negotiating with such third parties and, subject to Section 2.4(b), consummating any Trehalose Transaction. The Company shall reasonably assist the Holders’ Representative in respect of any Trehalose Transaction, including providing the Holders’ Representative with access to the Company’s books, records, documents and intellectual property directly related to Trehalose.

(b)          The Company undertakes to reasonably support (which support shall not require the incurrence of any cost or expense except to the extent required hereunder and for which the Company is entitled to reimbursement hereunder) any proposed Trehalose Transaction presented by the Holders’ Representative and to approve entry into such transaction, unless the Board shall have reasonably determined that such Trehalose Transaction would (i) subject the Company to any material cost, expense (other than a Transaction Expense that would not materially and adversely affect the Company’s liquidity or financial position) or undertaking (including any material use of the Company’s personnel) or otherwise subject the Company to any material liability, or (ii) reasonably cause a breach of or otherwise be inconsistent with the Board’s fiduciary duties.

(c)          If the Company, together with each other party thereto, shall not have entered into a definitive binding agreement in respect of a Trehalose Transaction (a “Trehalose Transaction Agreement”) during the Trehalose Transaction Term, then, any time thereafter the Board may, in its sole discretion, elect to (i) continue the Trehalose program, (ii) discontinue the Trehalose program for any reason or (iii) take any other action with respect to the Trehalose program (the date of such election, the “Program Termination Date”). This Agreement and all CVRs shall terminate automatically, and without any action on the part of the Company, the Rights Agent, any Holder, the Holders’ Representative or any other Person, on the Program Termination Date.

6

Section 2.5. CVR Payment Amounts.

(a)          Bioblast shall deliver to the Rights Agent for the ratable benefit of the Holders, in accordance with the payment procedures set forth in Section 2.6, any consideration (whether cash, stock or otherwise) that the Company received in connection with the Trehalose Transaction Agreement(s) (“Trehalose Consideration”) net of all Transaction Expenses not previously reimbursed to Bioblast (such net consideration distributed, a “CVR Payment Amount”). Notwithstanding the foregoing, in connection with the first payment under this Section 2.5(a) of the CVR Payment Amount (the “First CVR Payment”), Bioblast shall be entitled to deduct therefrom, in addition to all other unreimbursed Transaction Expenses incurred by the Company to the date of such payment, an amount equal to the lesser of (i) 10% of the First CVR Payment; and (ii) $250,000 (or, in each of (i) and (ii), equivalent in value in the event the consideration to be distributed is not cash) to cover its future Transaction Expenses; provided, that any amount in cash or other consideration remaining unused on the 18 month anniversary of the Termination of this Agreement (or the equivalent in value in cash, if such deduction was made with respect to non-cash consideration that has been converted into cash) shall be deemed a CVR Payment Amount and shall be distributed to the CVR Holders. Any amount deducted from the First CVR Amount shall be held by the Company in a segregated account and shall not be commingled with the Company’s assets or be deemed part thereof. If any Trehalose Consideration received by the Company is a combination of cash and non-cash consideration, then the Company may, at its election, set off all Transaction Expenses first against the cash portion of such Trehalose Consideration before distributing any CVR Payment Amount pursuant to this Section 2.5(a).

(b)          Notwithstanding anything to the contrary contained herein, after the Company shall have paid to the Rights Agent, for the ratable benefit of the Holders, CVR Payment Amounts aggregating $20,000,000, then all subsequent consideration received by the Company, the Rights Agent, the Holders’ Representative or otherwise shall be split 50% to the Company, and the CVR Payment Amounts shall represent only 50% of the consideration received less any Transaction Expenses for which the Company shall have not been reimbursed.

Section 2.6. Payment Procedures.

(a)          Within ten (10) days following receipt of any consideration under Section 2.5(a) above, Bioblast shall deliver to the Rights Agent (x) an Officer’s Certificate certifying the CVR Payment Amount, if any, received by Bioblast, with a copy to the Holders’ Representative (the “CVR Certificate”) and (y) the CVR Payment Amount. If the CVR Payment Amount is to be paid in cash, then such amount will be transferred by wire transfer of immediately available funds to an account designated in writing by the Rights Agent, the applicable CVR Payment Amount, if any.

(b)          On or prior to the tenth Business Day immediately following Bioblast’s delivery of the CVR Certificate and the applicable CVR Payment Amount to the Rights Agent in accordance with Section 2.6(a), the Rights Agent shall (i) send each Holder a copy of such CVR Certificate to such Holder’s registered address and (ii) distribute the CVR Payment Amount, if any, to the Holders pro rata in accordance with their respective CVRs as reflected on the CVR Register, by checks (if such payment is to be made in cash) mailed to the respective addresses of such Holders as reflected in the CVR Register (the earlier of such tenth Business Day and the date on which the Rights Agent distributes the CVR Payment in accordance with this Section 2.6(b), in each case if a CVR Payment Amount shall be been required to have been delivered to the Rights Agent in accordance with Section 2.6(a), the “CVR Payment Date”).

7

(c)          Bioblast shall be entitled to deduct and withhold, or cause to be deducted or withheld, from each CVR Payment Amount otherwise payable pursuant to this Agreement, such amounts as Bioblast or the applicable subsidiary of Bioblast is required to deduct and withhold with respect to the making of such payment under the U.S. Internal Revenue Code of 1986, as amended, or any provision of state, local or foreign tax law, including Israeli tax law. To the extent that amounts are so withheld or paid over to or deposited with the relevant governmental entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Holders in respect of which such deduction and withholding was made. To the extent the deduction or withholding of any amounts pursuant to this Section 2.6(c) requires a ruling from the Israeli Tax Authority with respect to withholding obligations or tax deference, the Holders’ Representative shall use its commercially reasonably efforts to obtain such ruling, and the Company shall reasonably cooperate with the Holders’ Representative in respect thereof. The Company and the Holders’ Representative may agree to defer any payment of the CVR Payment Amount as needed to secure a tax ruling or other procedure that would allow Bioblast to refrain from deducting or reduce the amount to be deducted, at source from the CVR Payment Amount. For the avoidance of doubt, any liability or expense incurred by the Company in respect of its compliance with this Section 2.6(c) shall be a Transaction Expense.

(d)          Any portion of a CVR Payment Amount that remains undistributed by the Rights Agent to the Holders (including by means of uncashed checks or invalid addresses on the CVR Register) six (6) months after the relevant CVR Payment Date shall be delivered by the Rights Agent to Bioblast, and any Holder shall thereafter look only to Bioblast for payments of such CVR Payment Amount, without interest, but such Holder shall have no greater rights against Bioblast than those accorded to general unsecured creditors of Bioblast under applicable law. Neither Bioblast nor the Rights Agent shall be liable to any Holder in respect of any cash delivered to a public official in compliance with any applicable state, federal or other abandoned property, escheat or similar law. If any checks delivered pursuant to the provisions hereof shall not have been cashed prior to the date on which the cash in respect of such checks would otherwise escheat to or become the property of any governmental authority, any cash in respect of such checks shall, to the extent permitted by law, immediately prior to such time become the property of Bioblast. Thereafter, Bioblast shall be responsible for compliance with unclaimed property obligations.

Section 2.7. Annual Reporting.

(a)          If the Company shall not have delivered a CVR Certificate pursuant to Section 2.6(a), in any CVR Year, then, no later than January 31st of the following Calendar Year, the Company shall deliver to the Rights Agent, with a copy to the Holders’ Representative, an Officer Certificate indicating that no CVR Payment Amount was due in respect of such CVR Year (a “Non-Achievement Certificate”). The Rights Agent shall promptly (and in no event later than ten (10) Business Days after receipt thereof) send each Holder a copy of the Non-Achievement Certificate at the address reflected in the CVR Register as of the date the Rights Agent received such Non-Achievement Certificate.

8

(b)          Upon written demand by the Holders’ Representative within thirty (30) calendar days after distribution by the Rights Agent of a Non-Achievement Certificate (the “Objection Period”), the Rights Agent shall deliver a written notice to Bioblast prepared by the Holders’ Representative (i) specifying that the Holders’ Representative objects to the determination of Bioblast set forth in the applicable CVR Certificate, and (ii) setting forth in reasonable detail the basis upon which the Holders’ Representative has determined that a CVR Payment Amount is in fact payable for the applicable CVR Year (a “Notice of Objection”). Any dispute arising from a Notice of Objection shall be resolved in accordance with the procedure set forth in Section 8.6, which decision shall be binding on the parties hereto and every Holder.

(c)          If a Notice of Objection has not been delivered to Bioblast within the Objection Period, then the applicable CVR Certificate shall not be subject to any challenge by the Holders’ Representative or any Holder, and the Rights Agent shall have no further obligations with respect to such applicable CVR Certificate.

(d)          Bioblast shall promptly furnish (and in no event later than ten (10) Business Days after receipt of a written request) to the Rights Agent all information and documentation in connection with this Agreement and the CVRs that the Rights Agent or the Holders’ Representative may reasonably request in connection with the determination of whether a CVR Payment Amount is due, which information shall be used solely in connection with this Agreement and the transactions contemplated hereby.

Section 2.8. No Voting, Dividends or Interest; No Equity or Ownership Interest in Bioblast.

(a)          The CVRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable, if any, on the CVRs to any Holder.

(b)          The CVRs shall not represent any equity or ownership interest in the Company. The rights of the Holders are limited to those expressly set forth in this Agreement, and Holders’ sole right to receive property hereunder is the right to receive CVR Payment Amounts, if any, through the Rights Agent in accordance with the terms hereof. It is hereby acknowledged and agreed that a CVR shall not constitute a security of Bioblast.

(c)          By accepting a CVR, Each Holder acknowledges and agrees to the appointment and authority of the Holders’ Representative to act as the exclusive representative, agent and attorney-in-fact of such Holder and all Holders as set forth in this Agreement. By accepting a CVR, each Holder agrees that such Holder will not challenge or contest any action, inaction, determination or decision of the Holders’ Representative or the authority or power of the Holders’ Representative and will not threaten, bring, commence, institute, maintain, prosecute or voluntarily aid any action, which challenges the validity of or seeks to enjoin the operation of any provision of this Agreement, including, without limitation, the provisions related to the authority of the Holders’ Representative to act on behalf of such Holder and all Holders as set forth in this Agreement. If a Holder brings, commences, institutes, maintains, prosecutes or voluntarily aids any such action, then such Holder shall lose all rights under this Agreement and under such Holder’s CVRs, including, without limitation, the right to receive any payments under this Agreement or in connection with any CVR.

9

Section 2.9. Amendments to Trehalose Transaction Agreement.

Notwithstanding anything contained herein to the contrary, Bioblast shall not amend any Trehalose Transaction Agreement, or waive any right thereunder if such amendment or waiver materially and adversely affects the rights of the Holders to receive the CVR Payment Amounts hereunder, unless the Holders’ Representative consents to each such amendment or waiver.

Section 2.10. Ability to Abandon CVRs.

A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Bioblast without consideration therefor.

Article III.
THE RIGHTS AGENT

Section 3.1. Certain Duties and Responsibilities.

(a)          The Rights Agent shall be authorized and protected and shall not have any liability for, or in respect of any actions taken, suffered or omitted to be taken by it in connection with this Agreement and the exercise and performance of its duties hereunder, except to the extent such liability is a result of the willful misconduct, bad faith or gross negligence of the Rights Agent (each as determined by a final, non-appealable judgment of a court of competent jurisdiction). No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if it believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it. Notwithstanding anything in this Agreement to the contrary, any liability of the Rights Agent under this Agreement will be limited to the amount of annual fees (excluding any reimbursed costs and expenses) paid by the Company to the Rights Agent during the twelve (12) months immediately preceding the event for which recovery from the Rights Agent is being sought. Anything to the contrary notwithstanding, in no event will the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including, without limitation, lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damages, and regardless of the form of action.

(b)          The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any CVR Holder with respect to any action or default by the Company, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon the Company.

10

Section 3.2. Merger or Consolidation or Change of Name of Rights Agent.

Any corporation or limited liability company or other entity into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any corporation or limited liability company or other entity resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any corporation or limited liability company succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation or limited liability company or other entity would be eligible for appointment as a successor Rights Agent under the provisions of Section 3.5. The purchase of all or substantially all of the Rights Agent’s assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 3.2. In case at the time such successor Rights Agent shall succeed to the agency created by this Agreement, any of the CVR Certificates shall have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such CVR Certificates so countersigned; and in case at that time any of the CVR Certificates shall not have been countersigned, any successor Rights Agent may countersign such CVR Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such CVR Certificates shall have the full force provided in the CVR Certificates and in this Agreement.

In case at any time the name of the Rights Agent shall be changed and at such time any of the CVR Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver CVR Certificates so countersigned; and in case at that time any of the CVR Certificates shall not have been countersigned, the Rights Agent may countersign such CVR Certificates either in its prior name or in its changed name; and in all such cases such CVR Certificates shall have the full force provided in the CVR Certificates and in this Agreement.

Section 3.3. Certain Rights of Rights Agent.

The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied duties, covenants or obligations shall be read into this Agreement against the Rights Agent. In addition:

(a)          the Rights Agent may rely and shall be authorized and protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, power of attorney, endorsement, affidavit, letter or other paper or document believed by it to be genuine and to have been signed or presented by an officer of the proper party or parties or upon any written instructions or statements from the Company or the Holders’ Representative with respect to any matter relating to its acting as Rights Agent hereunder. The Rights Agent shall not be deemed to have knowledge of any event of which it was supposed to receive notice thereof hereunder but as to which no notice was provided, and the Rights Agent shall be fully protected and shall incur no liability for failing to take any action in connection therewith unless and until it has received such notice;

(b)          whenever the Rights Agent shall deem it necessary or desirable that any fact or matter be proved or established before taking, suffering or omitting any action hereunder, the Rights Agent may request and rely upon an Officer’s Certificate from the Company with respect to such fact or matter; and such certificate shall be full and complete authorization and protection to the Rights Agent and the Rights Agent shall incur no liability for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such certificate. The Rights Agent shall be fully authorized and protected in relying upon the most recent instructions received from the Company. In the event the Rights Agent believes any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication, paper or document received by the Rights Agent hereunder, the Rights Agent, may, in its sole discretion, refrain from taking any action, and shall be fully protected and shall not be liable in any way to the Company or any other Person for refraining from taking such action, unless the Rights Agent receives written instructions from the Company, with a concurrent copy to the Holders’ Representative, that eliminates such ambiguity or uncertainty to the satisfaction of the Rights Agent;

11

(c)          the Rights Agent may engage and consult with counsel (who may be legal counsel of the Company or an employee or legal counsel of the Rights Agent) and the advice of such counsel or any opinion of counsel shall be full and complete authorization and protection to the Rights Agent in respect of any action taken, suffered or omitted to be taken by it hereunder in reliance thereon in the absence of willful misconduct, bad faith or gross negligence on the part of the Rights Agent (as determined by a final, non-appealable judgment of a court of competent jurisdiction);

(d)          the permissive rights of the Rights Agent to do things enumerated in this Agreement shall not be construed as a duty;

(e)          the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(f)          Bioblast agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, damage, judgment, fine, penalty, claim, demand, suit, settlement, cost or expense (including, without limitation, the reasonable fees and out-of-pocket expenses of legal counsel), incurred without willful misconduct, bad faith or gross negligence on the part of the Rights Agent (the occurrence of each as determined by a final, non-appealable judgment of a court of competent jurisdiction), for any action taken, suffered or omitted to be taken by the Rights Agent in connection with the acceptance and administration of this Agreement, or the exercise or performance of its duties hereunder, including, without limitation, the reasonable out of pocket costs and expenses of defending against any claim of liability hereunder and in enforcing this right of indemnification;

(g)          the Company agrees to pay to, and shall be liable for, the Rights Agent fees and expenses in connection with this Agreement (“Rights Agent Fees and Expenses”), as set forth on Schedule 1 hereto, and further including reimbursement of the Rights Agent for all taxes and charges, reasonable out-of-pocket expenses and other charges of any kind and nature, including reasonable fees and expenses of the Rights Agent’s counsel and agent, (other than taxes measured by the Rights Agent’s net income), paid or incurred by the Rights Agent in connection with the preparation, negotiation, delivery, amendment, administration and execution by the Rights Agent of this Agreement and its duties hereunder;

(h)          the Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Company only;

12

(i)           the Rights Agent shall not have any liability for or be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof; nor shall it be responsible for any breach by the Company of any covenant or failure by the Company to satisfy conditions contained in this Agreement;

(j)           the Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required or requested by the Rights Agent for the carrying out or performing by the Rights Agent of its duties under this Agreement;

(k)          the Rights Agent shall not be subject to, nor be required to comply with, or determine if any Person has complied with, the Transaction Agreement or any other agreement between or among any of the Company, the Holders’ Representative or any other parties hereto, even though reference thereto may be made in this Agreement, or to comply with any notice, instruction, direction, request or other communication, paper or document other than as expressly set forth in this Agreement;

(l)           The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company, to the Holders, the Holders’ Representative or any other Person resulting from any such act, omission, default, neglect or misconduct, absent gross negligence or bad faith in the selection and continued employment thereof (which gross negligence or bad faith must be determined by a final, non-appealable judgment of a court of competent jurisdiction) and, in the event of arbitration or litigation in connection with the matters contemplated herein, the Rights Agent may, but shall not be obligated to, engage and consult with tax experts, valuation firms and other experts and third parties that it, in its sole and absolute discretion, deems appropriate or necessary to enable it to discharge its duties hereunder;

(m)          Nothing herein shall preclude the Rights Agent or any of its Affiliates from acting in any other capacity for the Company or for any other Person; and

(n)          The provisions of Section 3.1 and this Section 3.3 shall survive the expiration of the CVRs, the termination of this Agreement, the payment of any distributions made pursuant to this Agreement, and the resignation, replacement or removal of the Rights Agent hereunder.

Section 3.4. Resignation and Removal; Appointment of Successor.

(a)          The Rights Agent and any successor Rights Agent may resign and be discharged from its duties under this Agreement at any time by giving written notice thereof to the Company and the Holders’ Representative, specifying a date when such resignation shall take effect, which notice shall be sent at least thirty (30) days before the date so specified. The Company may remove the Rights Agent or any successor Rights Agent at any time by giving written notice thereof to the Rights Agent and the Holders’ Representative specifying a date when such removal shall take effect, which notice shall be sent at least thirty (30) days before the date so specified. In the event any transfer agency relationship in effect between the Company and the Rights Agent terminates, the Rights Agent will be deemed to have resigned automatically and be discharged from its duties under this Agreement as of the effective date of such termination, and the Company shall be responsible for sending any required notice hereunder.

13

(b)          If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent. If the Company shall fail to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the Holders’ Representative may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be either (a) a Person organized and doing business under the laws of the United States or of any state of the United States that is authorized under such laws to exercise corporate trust or stock transfer powers and is subject to supervision or examination by federal or state authority and that has, along with its Affiliates, at the time of its appointment as Rights Agent a combined capital and surplus of at least fifty million United States dollars ($50,000,000), or (b) an Affiliate of such Person. No Rights Agent may be an Affiliate of the Company. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose; provided, that, the predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing. Not later than the effective date of any such appointment the Company shall file notice thereof in writing with the predecessor Rights Agent.

(c)          The Company shall give prompt notice to the Holders’ Representative of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent. Such notice shall include the name and address of the successor Rights Agent. If the Company fails to send such notice within three (3) days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent shall cause such notice to be mailed at the expense of the Company.

Section 3.5. Acceptance of Appointment by Successor.

Every successor Rights Agent appointed hereunder shall execute, acknowledge and deliver to the Company, the Holders’ Representative and the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent; provided, that upon the request of the Company, the Holders’ Representative or the successor Rights Agent, such retiring Rights Agent shall execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent and shall cooperate in the transfer of all relevant data, including the CVR Register, to the successor Rights Agent.

14

Article IV.
CERTAIN COVENANTS

Section 4.1. List of Holders.

Bioblast shall furnish or cause to be furnished to the Rights Agent (with a copy to the Holders’ Representative) in such form as Bioblast receives from its transfer agent (or other agent performing similar services for Bioblast), the names, addresses and shareholdings of the Company’s holders of Ordinary Shares as of the Record Date, within ten (10) Business Days after the Effective Date.

Section 4.2. Performance of Trehalose Transaction Agreements.

Unless this Agreement and the CVRs shall have been terminated as provided herein, from and after the date hereof, Bioblast shall perform all of its material obligations under all Trehalose Transaction Agreements. The parties hereto acknowledge that pursuant to the Trehalose Transaction Agreements, third parties may be responsible for, among other things, the development, regulatory filings, marketing and commercialization associated with the relevant Products named therein.

Section 4.3. Prohibited Actions.

Bioblast shall take no action for the principal purpose of (i) reducing the amount of CVR Payment Amounts payable under this Agreement or (ii) restricting Bioblast’s ability to pay the CVR Payment Amounts hereunder.

Section 4.4. Books and Records.

Bioblast shall, and shall cause its subsidiaries to, keep true, complete and accurate records in sufficient detail to enable the Holders’ Representative and its representatives to determine the amounts payable hereunder.

Section 4.5. Assignments.

Except as expressly set forth in Section 3.3, Section 5.4(a), and Section 6.3, no party hereto may, in whole or in part, assign any of its rights or obligations under this Agreement without the prior written consent of the other parties.

Section 4.6. Reimbursement of Transaction Expenses.

Bioblast shall be reimbursed (or shall reimburse itself) for all Transaction Expenses incurred by Bioblast from: (x) funds in the possession of Bioblast immediately before the Closing Date, and (y) funds to be withheld, offset or otherwise retained by Bioblast in accordance with Section 2.5(a), provided, however, that Bioblast shall provide the Holders’ Representative with a report including all Transaction Expenses to be reimbursed (with copies of invoices and reasonable explanation of the nature of each expense) and provide the Holders’ Representative a reasonable opportunity to contest any of such expenses in advance of actual reimbursement thereof.

15

Article V.
THE HOLDERS’ REPRESENTATIVE

Section 5.1. Appointment of Holders’ Representative.

By accepting CVRs, the Holders hereby appoint, authorize and empower the Holders’ Representative to be the exclusive representative, agent and attorney-in-fact of each Holder, with full power of substitution, to make all decisions and determinations and to act (or not act) and execute, deliver and receive all agreements, documents, instruments and consents on behalf of and as agent for each Holder at any time in connection with, and that may be necessary or appropriate to accomplish the intent and implement the provisions of this Agreement and to facilitate the consummation of the transactions contemplated hereby, including without limitation for purposes of (i) negotiating and settling, on behalf of the Holders, any dispute that arises under this Agreement after the Effective Date, (ii) confirming the satisfaction of Bioblast’s obligations under this Agreement, and (iii) negotiating and settling matters with respect to the amounts to be paid to the Holders pursuant to this Agreement.

Section 5.2. Authority.

The appointment of the Holders’ Representative by the Holders pursuant to Section 5.1 is coupled with an interest and may not be revoked in whole or in part (including, without limitation, upon the death or incapacity of any Holder). Subject to the prior qualifications, such appointment shall be binding upon the heirs, executors, administrators, estates, personal representatives, officers, directors, security holders, successors and assigns of each Holder. All decisions of the Holders’ Representative with respect to the transactions contemplated hereby shall be final and binding on all Holders. Bioblast and the Rights Agent shall be entitled to rely upon, without independent investigation, any act, notice, instruction or communication from the Holders’ Representative and any document executed by the Holders’ Representative on behalf of any Holder and shall be fully protected in connection with any action or inaction taken or omitted to be taken in reliance thereon by Bioblast. The Holders’ Representative shall not be responsible for any loss suffered by, or liability of any kind to, the Holders arising out of any act done or omitted by the Holders’ Representative in connection with the acceptance or administration of the Holders’ Representative’s duties hereunder, unless such act or omission involves gross negligence or willful misconduct on the part of the Holders’ Representative.

Section 5.3. Holders’ Representative Liability

(a)          The Holders’ Representative shall be authorized and protected and shall not have any liability for, or in respect of any actions taken, suffered or omitted to be taken by it in connection with this Agreement and the exercise and performance of its duties hereunder, except to the extent such liability is a result of the willful misconduct, bad faith or gross negligence of the Holders’ Representative (each as determined by a final, non-appealable judgment of a court of competent jurisdiction). No provision of this Agreement shall require the Holders’ Representative to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if it believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

16

(b)          The Holders’ Representative undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied duties, covenants or obligations shall be read into this Agreement against the Holders' Representative.

(c)          The Holders’ Representative may rely and shall be authorized and protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, power of attorney, endorsement, affidavit, letter or other paper or document believed by it to be genuine and to have been signed or presented by an officer of the proper party or parties or upon any written instructions or statements from the Company or the Rights Agent with respect to any matter relating to its acting as Holders’ Representative. The Holders’ Representative shall not be deemed to have knowledge of any event of which it was supposed to receive notice thereof hereunder but as to which no notice was provided, and the Holders' Representative shall be fully protected and shall incur no liability for failing to take any action in connection therewith unless and until it has received such notice.

(d)          Whenever the Holders’ Representative shall deem it necessary or desirable that any fact or matter be proved or established before taking, suffering or omitting any action hereunder, the Holders’ Representative may request and rely upon an Officer’s Certificate from the Company with respect to such fact or matter; and such certificate shall be full and complete authorization and protection to the Holders’ Representative and the Holders’ Representative shall incur no liability for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such certificate. The Holders’ Representative shall be fully authorized and protected in relying upon the most recent instructions received from the Company. In the event the Holders’ Representative believes any ambiguity or uncertainty exists hereunder or in any notice, instruction, direction, request or other communication, paper or document received by the Holders’ Representative hereunder, the Holders’ Representative, may, in its sole discretion, refrain from taking any action, and shall be fully protected and shall not be liable in any way to the Company or any other Person for refraining from taking such action, unless the Holders’ Representative receives written instructions from the Company that eliminates such ambiguity or uncertainty to the satisfaction of the Holders’ Representative.

(e)          The Holders’ Representative may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel shall be full and complete authorization and protection to the Holders’ Representative in respect of any action taken, suffered or omitted to be taken by it hereunder in reliance thereon in the absence of willful misconduct, bad faith or gross negligence on the part of the Holders’ Representative (as determined by a final, non-appealable judgment of a court of competent jurisdiction).

(f)          The permissive rights of the Holders’ Representative to do things enumerated in this Agreement shall not be construed as a duty.

(g)          The Holders’ Representative shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises.

(h)          The Holders’ Representative shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Company only.

17

(i)          The Holders’ Representative shall not have any liability for or be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof; nor shall it be responsible for any breach by the Company of any covenant or failure by the Company to satisfy conditions contained in this Agreement.

(j)          The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required or requested by the Holders’ Representative for the carrying out or performing by the Holders’ Representative of its duties under this Agreement.

(k)          The Holders’ Representative shall not be subject to, nor be required to comply with, or determine if any Person has complied with any other agreement between or among any of the Company or any other parties hereto (unless the Holders’ Representative is a party thereto), even though reference thereto may be made in this Agreement, or to comply with any notice, instruction, direction, request or other communication, paper or document other than as expressly set forth in this Agreement.

(l)          The Holders’ Representative may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Holders’ Representative shall not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company, to the Holders, the Rights Agent or any other Person resulting from any such act, omission, default, neglect or misconduct, absent gross negligence or bad faith in the selection and continued employment thereof (which gross negligence or bad faith must be determined by a final, non-appealable judgment of a court of competent jurisdiction) and, in the event of arbitration or litigation in connection with the matters contemplated herein, the Holders’ Representative may, but shall not be obligated to, engage and consult with tax experts, valuation firms and other experts and third parties that it, in its sole and absolute discretion, deems appropriate or necessary to enable it to discharge its duties hereunder.

Section 5.4. Indemnification

(a)          Bioblast agrees to indemnify the Holders’ Representative for, and hold the Holders’ Representative harmless against, any loss, liability, damage, judgment, fine, penalty, claim, demand, suit, settlement, cost or expense (including, without limitation, the reasonable fees and out-of-pocket expenses of legal counsel), incurred without willful misconduct, bad faith or gross negligence on the part of the Holders’ Representative (the occurrence of each as determined by a final, non-appealable judgment of a court of competent jurisdiction), for any action taken, suffered or omitted to be taken by the Holders’ Representative in connection with the Holders’ Representative’s exercise or performance of its duties hereunder. For the avoidance of doubt, the Holders’ Representative shall not be deemed to act in willful misconduct, bad faith or gross negligence or in breach of this Agreement if it acts in accordance with the written instructions received from the Company and/or the Holders (to the extent provided for herein).

18

(b)          Promptly (but in any event within five (5) Business Days) after the receipt by the Holders’ Representative of notice of any demand or claim or the commencement of any action, suit, proceeding or investigation, the Holders’ Representative shall notify the Company thereof in writing. The Company shall be entitled to participate at its own expense in the defense of any such claim or proceeding, and, if it so elects at any time after receipt of such notice, it may assume the defense of any suit brought to enforce any such claim or of any other legal action or proceeding.

(c)          To remove any doubt, it is hereby confirmed and agreed that the Company shall not settle any claim or proceeding in respect of this Agreement for which the Holders’ Representative is not fully indemnified by the Company under this Agreement without the prior written consent of the Holders’ Representative, which shall not be unreasonably withheld, delayed or conditioned.

(d)          For the purposes of this Section, the terms “expense” or “loss” means any amount paid or payable to satisfy any claim, demand, request, action, suit or proceeding settled with the written consent of the Holders’ Representative, and all reasonable costs and expenses, including, but not limited to, counsel fees and disbursements, paid or incurred in investigating or defending against any such claim, demand, action, suit, proceeding or investigation.

(e)          The provisions of Section 5.3 and this Section 5.4 shall survive the expiration of the CVRs, the termination of this Agreement, the payment of any distributions made pursuant to this Agreement, and the resignation, replacement or removal of the Holders’ Representative hereunder.

Section 5.5. Holders’ Representative Fees and Expenses.

The Company agrees to pay, or reimburse the Holders’ Representative promptly for, the Holders’ Representative’s out of pocket expenses reasonably incurred in connection with this Agreement and the services the Holders’ Representative provides, including, any monitoring, maintenance, prosecution, defense and any other expense associated with the intellectual property assets related to the Trehalose and a Trehalose Transaction, as well as all taxes and charges, reasonable out-of-pocket expenses and other charges of any kind and nature, including reasonable fees and expenses of counsel to Holders’ Representative (“Holders’ Representative Fees and Expenses”). In addition, and without derogating from the other provisions of this Section 5.3, upon the Successor Holders’ Representative assuming the position of the Holders’ Representative, Holders’ Representative Fees and Expenses include reimbursement of the Holders’ Representative for all taxes and charges, reasonable out-of-pocket expenses and other charges of any kind and nature, including reasonable fees and expenses of the Holders’ Representative’s counsel and agent (other than taxes measured by the Holders’ Representative’s income), paid or incurred by the Holders’ Representative in connection with the discharging of the Holders’ Representative’s duties under this Agreement. Subject to Altshuler assuming the role of Holders’ Representative in accordance with the terms of this Agreement, the Company shall pay Altshuler in respect of its performance hereunder (i) $16,000 upon the execution and delivery by all parties thereto of a Trehalose Transaction Agreement (ii) $10,000 on the first anniversary of the date on which Altshuler assumes the role of Holders’ Representative in accordance with the terms of this Agreement and (iii) $10,000 on the second anniversary of such date, in each case including VAT.

19

Section 5.6. Successor Holders’ Representative.

(a)          Dr. Megiddo, in her capacity as Holders’ Representative, may resign and then be replaced by the Successor Holders’ Representative any time after the execution of this Agreement in the event that the Company shall have entered into a Trehalose Transaction Agreement. Upon Dr. Megiddo’s resignation, the Successor Holders’ Representative shall be Altshuler and shall become the Holders’ Representative for all intents and purposes of this Agreement.

(b)          The Holders’ Representative and any successor Holders’ Representative may resign and be discharged from its duties under this Agreement at any time by giving written notice thereof to the Company, specifying a date when such resignation shall take effect, which notice shall be sent at least thirty (30) days before the date so specified. The Company may remove the Holders’ Representative or any successor Holders’ Representative at any time by giving written notice thereof to the Holders’ Representative specifying a date when such removal shall take effect, which notice shall be sent at least thirty (30) days before the date so specified.

(c)          The Holders’ Representative may be removed for any reason or no reason by written consent of a Majority of CVR Holders. In the event that the Holders’ Representative dies, becomes unable to perform his or her responsibilities hereunder or resigns or is removed from such position, a Majority of CVR Holders shall be authorized to and shall select another representative to fill such vacancy and such substituted representative shall be deemed to be the Holders’ Representative for all purposes of this Agreement. The newly-appointed Holders’ Representative shall notify Bioblast, the Rights Agent and any other appropriate Person in writing of his or her appointment, provide evidence that a Majority of CVR Holders approved such appointment and provide appropriate contact information for purposes of this Agreement. Bioblast and the Rights Agent shall be entitled to rely upon, without independent investigation, the identity and validity of such newly-appointed Holders’ Representative as set forth in such written notice. In the event that within thirty (30) days after the Holders’ Representative dies, becomes unable to perform his or her responsibilities hereunder or resigns or is removed from such position and no successor Holders’ Representative has been so selected, Bioblast shall cause the Rights Agent to notify the Person holding the largest quantity of the outstanding CVRs (and who is not Bioblast or any Affiliate of Bioblast) that such Person is the successor Holders’ Representative, and shall be the successor Holders’ Representative hereunder. If such Person notifies the Rights Agent in writing that such Person declines to serve, the Rights Agent shall forthwith notify the Person holding the next-largest quantity of the outstanding CVRs (and who is not Bioblast or any Affiliate of Bioblast) that such next-largest-quantity Person is the successor Holders’ Representative, and such next-largest-quantity Person shall be the successor Holders’ Representative hereunder. The Holders are intended third party beneficiaries of this Section 5.4. If a successor Holders’ Representative is not appointed pursuant to the preceding procedure within sixty (60) days after the Holders’ Representative dies, becomes unable to perform his or her responsibilities hereunder or resigns or is removed from such position, Bioblast shall appoint a successor Holders’ Representative.

20

Article VI.
ADDITIONAL UNDERTAKINGS

Section 6.1. Availability of Information.

The Company will provide to the Rights Agent and the Holders’ Representative (as the case may be), all information in connection with this Agreement, the Trehalose Transactions and the CVRs that such person may reasonably request.

Section 6.2. Israeli Court Approval.

To the extent that the payment of any CVR Payment Amount requires the approval of an Israeli court (an “Israeli Court Approval”), the Holders’ Representative, with the reasonable assistance of the Company to the extent necessary, shall use its commercially reasonable efforts to obtain such court approval, including, and not limited, to the following: (i) the application and any correspondence to be filed or submitted to court shall be sent for the review of the Holders’ Representative reasonable time before its filing or submission, and in the case of the application to authorize the payment of the CVR Payment Amount at least three (3) Business days before the filing thereof; (ii) the Holders’ Representative shall coordinate and consult with the Company concerning any matter relating to obtaining the Israeli Court Approval, including the application to be filed with court, and communication to or from the court, any documentation and other written or oral communications with the Administrator General and Official Receiver in the Ministry of Justice and any creditors; (iii) retaining the services of an office acceptable to the Holders’ Representative to obtain the Israeli Court Approval; (iv) all costs relating to obtaining the Israeli Court Approval shall be borne by the Company, up to a maximum of $18,000 per application to the applicable court (provided that the Company shall not be obligated to pay for more than one application if the Board reasonably determines that reimbursement for such costs hereunder is unlikely); and (v) in the event that the Israeli Court Approval has not been obtained in full as requested, then the Holders’ Representative (or applicable party, in the direction of the Holders’ Representative) shall apply again if there shall have been a change in circumstances that justifies reapplying to the court such that the prospects of success materially increase, as the Holders’ Representative may determine.

Section 6.3. Consolidation, Merger, Sale or Conveyance.

In the event that the Company shall consolidate with or merge into any other Person or convey, transfer or lease any or all of its properties and assets that relate to Trehalose, the Company shall cause the Person formed by such consolidation or into which the Company is merged or the Person that acquires by conveyance or transfer, or that leases, such properties and assets of the Company (the “Surviving Person”) to assume the obligations of the Company under this Agreement and shall deliver to the Rights Agent written confirmation of the Company and Person that the requirement of this Section 6.3 has been met.

Section 6.4. Successor Substituted.

Upon any consolidation of or merger by the Company with or into any other Person, or any conveyance, transfer or lease of properties and assets in accordance with Section 6.3, the Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Agreement with the same effect as if the Surviving Person had been named as the Company herein, and thereafter the predecessor Person shall be relieved of all obligations and covenants under this Agreement and the CVRs.

21

Section 6.5. Maintaining Trehalose Program.

The Company will use commercially reasonably efforts, as reasonably determined by the Board, to maintain and, if needed, advance the Trehalose programs until the earlier of (i) the date on which the Company and the other parties thereof shall have executed and delivered a Trehalose Transaction Agreement and (ii) the Termination Date, and shall reasonably assist the Holders’ Representative, per the Holders’ Representative’s reasonable request, in negotiating potential Trehalose Transaction agreements.

Article VII.
AMENDMENTS

Section 7.1. Amendments Without Consent of the Holders or the Holders’ Representative.

(a)          Without the consent of the Holders or the Holders’ Representative, the Company, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes (provided that any amendment effected prior to the Effective Date shall also require the written consent of Enlivex):

(i)          to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company herein in a transaction contemplated by Section 6.3;

(ii)         to evidence the succession of another Person as a successor CVR Registrar and the assumption by any successor of the obligations of the CVR Registrar herein;

(iii)        to evidence the succession of another Person as a successor Rights Agent and the assumption by any successor of the covenants and obligations of the Rights Agent herein;

(iv)        as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act or the Exchange Act; provided, that such provisions shall not adversely affect the interests of the Holders;

(v)         to add to the covenants of the Company such further covenants, restrictions, conditions or provisions as the Board shall consider to be for the protection of the Holders; provided, that in each case, such provisions shall not adversely affect the interests of the Holders;

(vi)        to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided, that in each case, such provisions shall not adversely affect the interests of the Holders; or

(vii)       to add, eliminate or change any provision of this Agreement unless such addition, elimination or change is materially adverse to the interests of the Holders and/or to the interests of the Holders’ Representative.

22

Any such amendment shall be fully valid even if such amendment is signed only by the Company and the Rights Agent, provided that any amendment effected prior to the Effective Date shall also require the written consent of Enlivex. At the request of the Company, each of the Rights Agent and the Holders’ Representative shall execute and deliver any amendment hereto contemplated by this Section 7.1(a).

(b)          Promptly after the execution by the Company and the Rights Agent (and, if required pursuant to this Agreement, Enlivex) of any amendment pursuant to the provisions of Section 7.1(a), the Company shall so notify the Holders’ Representative in writing.

Section 7.2. Amendments with Consent of Majority of CVR Holders.

(a)          Subject to Section 7.1 (which amendments pursuant to Section 7.1 may be made without the consent of the Holders), with the written consent of the Holders’ Representative, and subject to the receipt of the consent of a Majority of CVR Holders, the Company and the Rights Agent (and, prior to the Effective Date, Enlivex), may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is in any way adverse to the interests of the Holders and/or to the interests of the Holders’ Representative. Any such amendment shall be fully valid even if such amendment is signed only by the Company and the Rights Agent (and, prior to the Effective Date, Enlivex), provided, the Holders’ Representative and a Majority of CVR Holders have consented thereto in writing.

(b)          Promptly after the execution by the Company and the Rights Agent (and, prior to the Effective Date, Enlivex) of any amendment pursuant to the provisions of this Section 7.2, the Company shall mail a notice thereof by first-class mail to the Holders at their respective addresses as they shall appear on the CVR Register and to the Holders’ Representative, setting forth in general terms the substance of such amendment.

Section 7.3. Execution of Amendments.

Before executing any amendment permitted by this ARTICLE VII, the Rights Agent shall be entitled to receive, and shall be fully protected in relying upon, an opinion of counsel stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants, immunities, obligations or duties under this Agreement or otherwise. No supplement or amendment to this Agreement shall be effective unless duly executed by the Rights Agent.

Section 7.4. Effect of Amendments.

Upon the execution of any amendment under this ARTICLE VII, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and the Holders’ Representative and to the extent valid and binding under applicable law every Holder shall be bound thereby.

23

Article VIII.
OTHER PROVISIONS OF GENERAL APPLICATION

Section 8.1. Termination.

This Agreement and all CVRs shall terminate automatically and without any action on the part of the Company, any Holder, the Holders’ Representative, the Rights Agent or any other Person on the earlier of (i) the date on which the Transaction Agreement is terminated in accordance with its terms, (ii) the Program Termination Date; (iii) June 30th of the Calendar Year immediately following the year in which a Trehalose Transaction Agreement is terminated in accordance with its terms and not renewed or replaced on or prior such date, and (iv) June 30th of the Calendar Year immediately following the Last CVR Entitlement Date under the applicable Trehalose Transaction Agreement, whether or not such Trehalose Transaction Agreement shall have been terminated (such earlier date, the “Termination Date”), and neither this Agreement nor any CVR shall be of any force or effect thereafter, and the Company shall have no liability hereunder or thereunder (other than with respect to the Company’s obligation (x) to pay any CVR Payment Amount due and owing to the Holders in accordance with the terms of this Agreement as of the Termination Date, (y) to pay the amount, if any, payable pursuant to the proviso contained in last sentence of Section 2.5(a) and (z) to pay any amount due and owing by the Company to the Rights Agent under this Agreement as of the Termination Date); provided that Section 3.3(f), Section 5.3 and Section 5.4 shall survive any termination or expiration of this Agreement and shall remain fully effective and enforceable thereafter. For the avoidance of doubt and without limiting anything contained in the immediately preceding sentence, following the Termination Date, the Company shall have no obligation to compensate the Holders in respect of or pursuant to any transaction the Company enters into in respect of Trehalose, including, without limitation, any sale, licensing or development of Trehalose, whether by the Company or a third party.

Section 8.2. Notices to Rights Agent, the Company and Enlivex.

Any request, demand, authorization, direction, notice, consent, waiver or other document provided or permitted by this Agreement shall be sufficient for every purpose hereunder if in writing and delivered personally, sent by email, sent by certified or registered mail (return receipt requested), sent by first-class mail, postage prepaid or sent by a nationally recognized overnight courier (with proof of service), addressed as follows, and shall be deemed to have been given upon receipt (with confirmation of receipt, if by email):

(i)          if to the Rights Agent, addressed to it at Computershare Inc., 250 Royall Street, Canton, MA 02021, Attn: Client Services, or at any other address subsequently furnished in writing to the Holders’ Representative, the Company and, prior to the Effective Date, Enlivex, by the Rights Agent in accordance with this Section 8.2 and Section 8.3; or

24

(ii)         if to the Company, addressed (i) any time prior to the Closing Date, to Dr. Dalia Megiddo, at Dalia@ExpedioVC.com, or at any other address subsequently furnished in writing to the Rights Agent, the Holders’ Representative and, prior to the Effective Date, Enlivex, by the Company in accordance with this Section 8.2 and Section 8.3, with a copy (which shall not constitute notice), to Shy S. Baranov of Zysman, Aharoni, Gayer and Sullivan & Worcester LLP email at sbaranov@zag-sw.com, with a copy to Enlivex at shai.novik@gmail.com; and (ii) on or after the Closing Date, to Enlivex Therapeutics Ltd. (formerly Bioblast Pharma Ltd.), Hadassah Ein Karem, POB 12167, Jerusalem, Israel 91120, Attn: Shai Novik, Executive Chairman, shai.novik@gmail.com.

Section 8.3. Notice to Holders or Representative.

Where this Agreement provides for notice to Holders, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at his, her or its address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Where this Agreement provides for notice to the Holders’ Representative, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and personally delivered or sent by email or sent by a nationally recognized overnight courier (with proof of service) or mailed, first-class postage prepaid, to the Holders’ Representative at email Dalia@ExpedioVC.com, or at any other address subsequently furnished in writing to the Rights Agent and the Company by the Holders’ Representative in accordance with Section 8.2 and this Section 8.3.

Section 8.4. Effect of Headings.

The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

Section 8.5. Benefits of Agreement.

Nothing in this Agreement, express or implied, shall give to any Person (other than the parties hereto, the Holders and their permitted successors and permitted assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto, the Holders and their permitted successors and permitted assigns; provided, that the Holders shall have no rights or remedies hereunder except as expressly set forth herein.

Section 8.6. Governing Law; Jurisdiction.

(a)          This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of law principals, whether of the State of Delaware or any other jurisdiction, that would cause the application of the laws of any jurisdiction other than the laws of the State of Delaware. In any action or suit among any of the Company, the Rights Agent, the Holders’ Representative and the Holders arising out of or relating to this Agreement: (a) each of the Company, the Rights Agent, Enlivex the Holders’ Representative and, to the extent valid and binding under applicable law, Holders irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Delaware; (b) if any such action or suit is commenced in such state court, then, none of the Company, the Rights Agent, Enlivex, the Holders’ Representative and, to the extent valid and binding under applicable law, the Holders shall object to the removal of such action or suit to any federal court located in the District of Delaware; and (c) each of the Company, the Rights Agent, Enlivex, the Holders’ Representative and, to the extent valid and binding under applicable law, the Holders irrevocably waives the right to trial by jury. Notwithstanding the provisions of this section, however, any dispute (to which the Rights Agent is not a party) involving, arising out of, or related to (i) corporate governance issues concerning the Company, or (ii) distribution of assets to shareholders, shall be governed exclusively by Israeli law.

25

(b)          EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING, DIRECTLY OR INDIRECTLY, ARISING OUT OF, UNDER OR RELATING TO THIS AGREEMENT. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.6(b).

Section 8.7. Legal Holidays.

In the event that a CVR Payment Date shall not be a Business Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CVRs on such date need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the CVR Payment Date.

Section 8.8. Fund.

All funds received by the Rights Agent under this Agreement that are to be distributed or applied by the Rights Agent in the performance of the services contemplated hereunder (the “Funds”) shall be held by the Rights Agent as agent for the Company deposited in one or more bank accounts to be maintained by the Rights Agent in its name as agent for the Company. Until paid pursuant to the terms of this Agreement, The Rights Agent will hold the Funds through such accounts in: deposit accounts of commercial banks with Tier 1 capital exceeding $1 billion or with an average rating above investment grade by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). The Rights Agent shall have no responsibility or liability for any diminution of the Funds that may result from any deposit made by the Rights Agent in accordance with this paragraph, including any losses resulting from a default by any bank, financial institution or other third party. The Rights Agent may from time to time receive interest, dividends or other earnings in connection with such deposits. The Rights Agent shall not be obligated to pay such interest, dividends or earnings to the Company, any Holder or any other party.

26

Section 8.9. Severability Clause.

Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Company, the Holders’ Representative, the Rights Agent and, prior to the Effective Date, Enlivex, agree that the court making such determination will have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Company, the Holders’ Representative, the Rights Agent and, prior to the Effective Date, Enlivex agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision; provided, however, that if such term or provision, whether modified by the court or the agreement of the or the other parties hereto, shall adversely affect the rights, immunities, liabilities, duties or obligations of the Rights Agent (in its sole discretion), the Rights Agent shall be entitled to resign immediately upon written notice to the Company.

Section 8.10. Counterparts.

This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all parties hereto by electronic transmission, including in PDF format, shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 8.11. Entire Agreement.

As it relates to the Rights Agent, this Agreement and the schedules and exhibits attached hereto represents the entire understanding of the parties hereto with reference to the CVRs and the other transactions contemplated hereby, and this Agreement supersedes any and all other oral or written agreements made with respect to the CVRs. As it relates to the Holders’ Representative and the Holders, this Agreement represents the entire understanding of the Company, Enlivex, the Holders’ Representative and the Holders, with reference to the CVRs and the other transactions contemplated hereby, and this Agreement supersedes any and all other oral or written agreements made with respect to the CVRs. If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Merger Agreement, this Agreement shall govern and be controlling.

27

Section 8.12. Other Remedies; Specific Performance.

Except as otherwise provided herein, any and all remedies herein expressly conferred upon the Company, the Rights Agent, the Holders’ Representative, Enlivex and the Holders will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon any of them, and the exercise by the Company, the Rights Agent, the Holders’ Representative, Enlivex or the Holders of any one remedy will not preclude the exercise of any other remedy. The Company, the Holders’ Representative, Enlivex and the Holders agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Company, the Holders’ Representative, Enlivex and the Holders shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States, the State of Israel or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Company, the Holders’ Representative, Enlivex and the Holders waives any bond, surety or other security that might be required of any other with respect thereto.

Section 8.13.  Confidentiality.

The parties hereto agree that all books, records, information and data pertaining to the business of the Rights Agent, including inter alia, personal, non-public Holder information, which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement including the fees for services provided hereunder shall remain confidential, and shall not be voluntarily disclosed to any other person, except (i) as may be required by law, including, without limitation, pursuant to subpoenas from state or federal government authorities (e.g., in divorce and criminal actions), (ii) as may be required by the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, in each case including the rules and regulations promulgated thereunder, (iii) as may be required by the rules and regulations of any national securities exchange or over the counter market on which any of the Company’s securities are then listed or admitted for trading or (iv) with the prior written consent of the Rights Agent.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

28

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

BIOBLAST PHARMA LTD.

By:	/s/ Dr. Dalia Megiddo

Name:	Dr. Dalia Megiddo

Title:	Chief Executive Officer

ENLIVEX THERAPEUTICS LTD.

By:	/s/ Shai Novik

Name:	Shai Novik

Title:	Executive Chairman

Computershare Inc., as Rights Agent

By:	/s/ Collin Ekeogu

Name:	Collin Ekeogu

Title:	Manager, Corporate Actions

Dr. Dalia Megiddo, as Holders’ Representative

/s/ Dr. Dalia Megiddo

Altshuler Shaham Trusts Ltd., as Successor Holders’ Representative

By:	/s/ Ronen Solomon

Name:	Ronen Solomon

Title:	Chairman

Schedule 1

Rights Agent Fees and Expenses

Annex C

Opinion of Financial Advisor

Merger Between:

Bioblast Pharma Ltd.

And

Enlivex Therapeutics Ltd.

Opinion of Financial Advisor

November 2018

By

Beta Finance Ltd.

November 12, 2018

Attn: Board of Directors,

Bioblast Pharma Ltd.

Members of the Board of Directors,

We have been advised that Enlivex Therapeutics Ltd., an Israeli corporation (“Enlivex” or the “Company”) and Bioblast Pharma Ltd ("Bioblast"), a publicly-traded Israeli corporation listed on the Nasdaq Capital Market propose to enter into an Agreement and Plan of Merger (the “Transaction Agreement,” the “Merger”).

It is our understanding that pursuant to the transaction Agreement, upon the closing of the Merger the following will happen:

•	Shareholders of Enlivex will be issued Bioblast shares in exchange of their shares.
•	Pursuant to the Agreement, a transitory Israeli merger subsidiary of Bioblast (“Merger Sub” - created and wholly owned by Bioblast), will merge in and into Enlivex with Enlivex as the surviving entity, thereof becoming a wholly owned subsidiary of Bioblast.
•	The Merger could also be in the form of a direct merger between Enlivex and Bioblast.
•	The Merger or Share Exchange, together with the Concurrent Private Offering (as defined below) are hereinafter collectively referred to as the “Transaction.”
•	(i) “Newco” refers to either Bioblast immediately following the Transaction or the surviving public company in a direct merger between Enlivex and Bioblast; and (ii) “Surviving Company” refers to Enlivex immediately following the Transaction as it would exist as a wholly owned subsidiary of Bioblast
•	Immediately following or concurrently with the consummation of the Transaction, Newco would be renamed “Enlivex Therapeutics, Ltd.,” and the Surviving Company would be renamed “Enlivex Therapeutics R&D, Ltd.” (or such other name as determined by Enlivex in its sole discretion).
•	Concurrently with the closing of the Transaction, Newco will consummate a private placement of ordinary from investors (“Concurrent Private Offering Investors “) for minimum gross proceeds of $8.0 million (the final sum is still under negotiations) to close immediately upon the closing of the Transaction. The closing of such Concurrent Private Offering shall be a condition to the closing of the Transaction.
•	In the Transaction, the pre-closing shareholders of Enlivex and the Concurrent Private Offering Investors would receive newly issued ordinary shares of Newco.
•	Immediately following the closing of the Transaction, Bioblast shareholders shall own 4% ( the “Bioblast Percentage” see further regarding the Adjustment Mechanism of these percentages *) of the issued and outstanding equity of Newco (prior to equity issued to the Concurrent Private Offering Investors), and additional equity issued to the Concurrent Private Offering Investors shall be at a valuation to be determined.

•	Immediately following the closing of the Transaction, current Bioblast shareholders and the Concurrent Private Offering Investors shall collectively own a minimum of 10% of the equity in Newco. The precise exchange ratio in the Transaction Agreement shall be calculated on a fully diluted basis (using the treasury stock method), excluding warrants that will expire or otherwise be cancelled without exercise upon consummation of the Transaction pursuant to their respective terms.
•	Bioblast shall negotiate the sale of its main intellectual property assets, namely the Trehalose product candidate, to a third party, which sale may close at or after the time of the closing of the transactions set forth in the Transaction Agreement (the “Asset Sale”).
•	In connection with the Transaction Agreement, the pre-merger Bioblast shareholders shall receive contingent value rights (“CVRs”) entitling them to a pro rata share from proceeds of the Asset Sale.

* The Bioblast Percentage Adjustment Mechanism

•	“Bioblast Percentage” means four percent (4%); provided, that, if the product of (x) the “Bioblast Market Cap” divided by four percent (4%) multiplied by (y) ninety-six percent (96%) is less than the “Minimum Valuation,” then the “Bioblast Percentage” shall be equal to the quotient (expressed as a percentage rather than as a decimal) of (x) the “Bioblast Market Cap” divided by (y) the sum of the “Minimum Valuation” plus the “Bioblast Market Cap”.
•	Bioblast Market Cap - means the “Adjusted Outstanding Bioblast Shares” multiplied by the VWAP (as reported by Nasdaq or Bloomberg LP) of the “Bioblast Ordinary Shares” for the forty-five (45) days immediately preceding (and excluding) the Closing Date.
•	VWAP – Volume Weighted Average Price.
•	Minimum Valuation - means the sum of $100.0 million plus the gross proceeds to Enlivex from the Series C Financing.
•	Bioblast Ordinary shares - means the ordinary shares of Bioblast, NIS 0.05 per share, subject to any reverse share split the Bioblast shareholders may approve to the extent permitted by the terms of the Transaction Agreement.
•	Adjusted Outstanding Bioblast Shares – means the number of shares equal to the sum of the immediately following clauses (1) and (2), as adjusted pursuant to the immediately following clause (3):
•	Adjusted Outstanding Bioblast Shares – means the number of shares equal to the sum of the immediately following clauses (1) and (2), as adjusted pursuant to the immediately following clause (3):
•	the total number of Bioblast Ordinary Shares outstanding immediately prior to the Effective Time; plus

•	The total number of Bioblast Ordinary Shares represented by (i) warrants to purchase Equity Interests of Bioblast and (ii) Bioblast Stock Options, in each case outstanding immediately prior to the Effective Time, determined using the treasury stock method.
•	To the extent included in the immediately preceding clauses (1) and (2), Adjusted Outstanding Bioblast Shares shall exclude Bioblast Ordinary Shares issued in the Concurrent Private Offering and Bioblast Ordinary Shares underlying warrants issued in the Concurrent Private Offering.

In your capacity as members of the Board of Directors (the “Board of Directors”) of Bioblast, you have requested our opinion (our “Opinion”) as financial advisors, as to the fairness, from a financial point of view and as of the date hereof, of the Exchange Ratio to the Company Shareholders.

In connection with our Opinion, we took into account an assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuations generally and, among other things:

•	Reviewed a draft of the Transaction Agreement, which was, according to our knowledge, the most recent draft made available to us prior to delivery of our Opinion;
•	Discussed with certain members of the management of Enlivex the historical and current business operations, financial condition and prospects of Enlivex;
•	Reviewed Enlivex Financial reports as of June 2018 and December 2017;
•	Reviewed the terms of Enlivex C preferred round of financing started on September 2018;
•	Reviewed Enlivex Investors presentation from October 2018;
•	Reviewed Data presented to us by Enlivex management (specifically, data regarding the Costs and timelines of proposed Clinical trials);
•	Reviewed and analyzed such other information and such other factors, and conducted such other financial studies, analyses and investigations, as we deemed relevant for the purposes of our Opinion; and,
•	Took into account our experience in other transactions, as well as our experience in securities valuations and our general knowledge of the industries in which Enlivex operates.

In conducting our review and arriving at our Opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company and Bioblast, respectively, or which is publicly available or was otherwise reviewed by us. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or independent verification of, such information. We have relied upon, without independent verifications, the assessment of the Company management and Bioblast management as to the viability of, and risks associated with, the current and future products and services of Enlivex (including without limitation, the development, testing and marketing of such products and services, the receipt of all necessary governmental and other regulatory approvals for the development, testing and marketing thereof, and the life and enforceability of all relevant patents and other intellectual and other property rights associated with such products and services). In addition, we have not conducted, nor have we assumed any obligation to conduct, any physical inspection of the properties or facilities of the Company or Bioblast.

We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof. We assumed there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the since the date of our Opinion. We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company or Bioblast, nor have we been furnished with such materials. In addition, we have not evaluated the solvency or fair value of the Company or Bioblast under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our Opinion does not address any legal, tax or accounting matters related to the Transaction Agreement or the Merger, as to which we have assumed that the Company and the Board of Directors have received such advice from legal, tax and accounting advisors as each has determined appropriate. Our Opinion addresses only the fairness of the Transaction Agreement, from a financial point of view, to Bioblast Shareholders. We express no view as to any other aspect or implication of the Transaction Agreement or any other agreement or arrangement entered into in connection with the Transaction Agreement. Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.

We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by Israel, the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, International Financial Reporting Standards (IFRS) or any similar foreign regulatory body or board.

For purposes of rendering our Opinion we have assumed in all respects material to our analysis, that the representations and warranties of each party contained in the Transaction Agreement are true and correct, that each party will perform all of the standards of the covenants and agreements required to be performed by it under the Transaction Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have assumed that the final form of the Transaction Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Transaction Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the Israeli Companies Law and the Israeli Securities Law and all regulations promulgated thereunder and all other applicable Israeli, federal and state statutes, rules and regulations.

It is understood that this letter is intended for the benefit and use of the Board of Directors in its consideration of the financial terms of the Merger and, except as set forth in the engagement letter with Bioblast, dated as of October 2018, may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent. This letter does not constitute a recommendation to the Board of Directors of whether or not to approve the Merger or to any shareholder or any other person as to how to vote with respect to the Merger or to take any other action in connection with the Merger or otherwise. Our Opinion does not address Bioblast’s underlying business decision to proceed with the Merger or the relative merits of the Merger compared to other alternatives available to Bioblast. We express no opinion as to the prices or ranges of prices at which shares or the securities of any person, including the Company, will trade at any time, including following the announcement or consummation of the Merger. We have not been requested to opine as to, and our Opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Merger, or any class of such persons, relative to the compensation to be paid to the holders of the Bioblast Shares in connection with the Merger or with respect to the fairness of any such compensation.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Transaction Agreement is fair to the Bioblast Shareholders, from a financial point of view.

Sincerely Yours,

/s/ Beta Finance Ltd.